As filed with the Securities and Exchange Commission on July 19, 2004
Registration Statement No. 333-115079

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1

to
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CNL Hospitality Properties, Inc.

(Exact name of registrant as specified in its charter)

Maryland	59-3396369
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

CNL Center at City Commons

450 South Orange Avenue
Orlando, Florida 32801
Telephone (407) 650-1000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Thomas J. Hutchison III

Chief Executive Officer
CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801
Telephone (407) 650-1000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all communications, including all communications sent to agent for service, should be sent to:

Judith D. Fryer, Esq. Greenberg Traurig, LLP 200 Park Avenue New York, New York 10166 (212) 801-9200 (212) 801-6400 (Telecopy)	Gary M. Epstein, Esq. Greenberg Traurig, P.A. 1221 Brickell Avenue Miami, Florida 33131 (305) 579-0500 (305) 579-0717 (Telecopy)	Larry P. Medvinsky, Esq. Jay L. Bernstein, Esq. Clifford Chance US LLP 200 Park Avenue New York, New York 10166 (212) 878-8000 (212) 878-8375 (Telecopy)

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities To Be Registered	Aggregate Offering Price(1)	Registration Fee(2)

Common Stock, par value $0.01 per share	$845,250,000	$107,094

(1)	Estimated solely for purposes of calculating the amount of the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.

(2)	The Registrant previously paid an aggregate registration fee of $95,025 and paid an additional registration fee of $12,069 prior to filing this amendment.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 19, 2004

PRELIMINARY PROSPECTUS

35,000,000 Shares

Common Stock

     We are offering 35,000,000 shares of our common stock. The public offering price of our common stock is expected to be between $19.00 and $21.00 per share. We have been approved to list all of our shares of common stock, whether offered hereby or otherwise outstanding, on the New York Stock Exchange under the symbol “CHO,” subject to official notice of issuance.

     Prior to this offering, there has been no established trading market for our common stock. As of July 9, 2004, after giving effect to a proposed one-for-two reverse stock split, there would have been approximately 151,820,546 shares of our common stock outstanding held by approximately 102,500 stockholders. All of these outstanding shares of our common stock are freely tradable.

     Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock under the heading “Risk Factors” beginning on page 19.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

     The underwriters may also purchase up to an additional 5,250,000 shares of our common stock from us to cover over-allotments at the public offering price less underwriting discounts and commissions within 30 days of the date of this prospectus.

     The underwriters are offering the shares of our common stock as described in “Underwriting.” Delivery of the shares will be made on or about August      , 2004.

Joint Book-Running Managers

Banc of America Securities LLC	Goldman, Sachs & Co.	UBS Investment Bank

Co-Lead Manager

Deutsche Bank Securities

Co-Managers

A.G. Edwards	Credit Suisse First Boston	Legg Mas on Wood Walker	Wachovia Securities
Incorporated

The date of this prospectus is                , 2004

[Map of the United States and Quebec identifying the location of each of our properties, three pie charts showing our pro forma adjusted hotel and resort revenue mix as of March 31, 2004 by industry segment, region and third-party management company, logos of certain of the brands affiliated with our hotels and resorts, and the following property photographs:

•	Seattle Marriott Waterfront — exterior view from harbor

•	Hilton Tucson El Conquistador Golf & Tennis Resort — view of poolside

•	La Quinta Resort & Club — exterior view from gardens

•	Hyatt Regency Coral Gables — view of poolside

•	JW Marriott Desert Ridge Resort & Spa — view of poolside

•	Hilton La Jolla Torrey Pines — exterior view

•	Hotel del Coronado — exterior view

•	Grand Wailea Resort Hotel & Spa — exterior view]

      You should rely only on the information contained in, or incorporated by reference in, this prospectus. We have not and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction in which the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus; provided, however, that any information that we file with the Securities and Exchange Commission after the date of this prospectus that is incorporated by reference in this prospectus will automatically update this prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

EXPLANATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

      Unless otherwise indicated, this prospectus assumes the following:

•	Our unaudited pro forma financial information as of March 31, 2004 has been prepared to reflect adjustments to the historical financial statements to illustrate the estimated effect of the following transactions as if they had occurred on March 31, 2004, and the unaudited pro forma financial information for the quarter ended March 31, 2004 has been prepared to reflect adjustments to the historical financial statements to illustrate the estimated effect of the following transactions as if they had occurred on January 1, 2004:

(i) our acquisition in April 2004 of KSL Recreation Corporation, or KSL, which owned six luxury and upper upscale resorts and to which we refer as the KSL acquisition, for $1.4 billion in cash, which was partially funded with a $1.1 billion short-term loan, or the KSL short-term loan, and the assumption of $794.0 million of long-term indebtedness;

(ii) this offering of 35,000,000 shares of our common stock;

(iii) our acquisition of our affiliated external advisor, CNL Hospitality Corp., or CHC, for shares of our common stock valued at approximately $267.3 million (13,365,000 shares based on the midpoint of the range of prices indicated on the front cover of this prospectus), approximately $29.7 million in cash and the assumption of approximately $10.9 million in debt, to which we refer as the advisor acquisition, which will close simultaneously with this offering;

(iv) the repayment in May 2004 of $80.7 million in unsecured 9.75% high-yield notes through a tender offer by us, to which we refer as the repayment of high-yield notes;

(v) the incurrence of $1.0 billion in secured borrowings, which will close simultaneously with this offering, of which $500.0 million bears interest at a floating rate and $500.0 million bears interest at a fixed rate based on three-year interest rate protection arrangements we intend to enter into, to which we refer as the 2004 financing transaction;

(vi) the entering into of a $500.0 million senior secured revolving credit facility, to which we refer as the new secured revolving credit facility;

(vii) the application of the proceeds from this offering, the 2004 financing transaction and borrowings of $146.9 million under our new secured revolving credit facility to repay expenses, the KSL short-term loan and the $794.0 million of long-term indebtedness assumed in the KSL acquisition;

(viii) the issuance of 735,000 shares of restricted stock, or the restricted stock grants, and 357,600 shares of deferred stock reserved for issuance that vest over the passage of time in connection with the adoption and approval of our 2004 Omnibus Long-Term Incentive Plan, or the omnibus plan, to which we refer as the stock grants; and

(ix) the implementation of a proposed reverse stock split of our common shares, in an exchange ratio of one common share for every two issued and outstanding common shares, to which we refer as the reverse stock split.

•	The unaudited pro forma condensed consolidated statement of operations for the quarter ended March 31, 2004 has been prepared to include the operating results of KSL for the period of November 1, 2003 to January 31, 2004 (KSL’s fiscal quarter end).

•	The unaudited pro forma financial information for the year ended December 31, 2003 has been prepared to illustrate the estimated effect of the following transactions as if they had occurred on January 1, 2003:

(i) the transactions described in items (i) through (ix), above;

(ii) our acquisition in July 2003 of RFS Hotel Investors, Inc., or RFS, which owned 57 primarily upper upscale, upscale and midscale hotels, to which we refer as the RFS acquisition, for $383.0 million and the assumption of approximately $409.0 million of long-term indebtedness;

(iii) our acquisition in 2003 of one luxury resort and 15 other primarily upper upscale hotels and resorts for a total of $1.3 billion and the assumption of a total of $785.2 million of long-term indebtedness, to which we refer as the other 2003 acquisitions; and

(iv) the issuance of approximately 61,518,000 shares of our common stock and the redemption of 681,000 shares, prior to giving effect to the proposed reverse stock split, from our prior common stock offering, which ended on March 12, 2004, to which we refer as the prior stock offering;

•	The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 has been prepared to include the operating results of KSL for the period of November 1, 2002 to October 31, 2003 (KSL’s fiscal year end).

•	All property data regarding number of properties or rooms is presented as of March 31, 2004, and includes one development property, which is expected to be completed in the third quarter of 2004, and excludes six midscale properties designated as held for sale;

•	Our historical financial statements and other historical financial information and data included, incorporated or presented in this prospectus have not been restated to reflect the proposed reverse stock split;

•	The following proposals, which are subject to the approval of our stockholders at our annual meeting of stockholders, are approved:

(i) the election of directors;

(ii) the advisor acquisition;

(iii) an amendment to our charter to increase our number of authorized shares;

(iv) certain amendments to our charter requiring the approval of holders of at least a majority of our outstanding shares;

(v) certain amendments to our charter requiring the approval of holders of at least two-thirds of our outstanding shares, to which we refer as the two-thirds amendments;

(vi) the reverse stock split; and

(vii) the omnibus plan.

•	Other than the proposals referred to in item (v) above, all other proposals set forth above must be approved prior to the completion of this offering; and

•	The common stock to be sold in this offering is sold at $20.00 per share, which is the mid-point of the range of prices indicated on the front cover of this prospectus.

      Unless the context otherwise requires, references in this prospectus to “we,” “us” and “our” mean CNL Hospitality Properties, Inc., a Maryland corporation, and our direct and indirect subsidiaries, including CHC, and CNL Hospitality Partners, L.P., a Delaware limited partnership, to which we refer as our operating partnership. Following stockholder approval at our annual meeting, we intend to change the name of our company to CNL Hotels & Resorts, Inc.

      Throughout this prospectus, we present five financial measures that, while not prepared in accordance with U.S. generally accepted accounting principles, or GAAP, we believe are useful to investors as key measures of our operating performance and liquidity: Funds From Operations, or FFO; Earnings Before Interest Expense, Taxes, Depreciation and Amortization, or EBITDA; Revenue per Available Room, or RevPAR; Average Daily Rate, or ADR; and pro forma adjusted hotel and resort revenues.

      We consider FFO to be an indicative measure of operating performance due to the significant effect of depreciation of real estate assets on net income. We calculate FFO in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, which defines FFO as net income or loss determined in accordance with GAAP, excluding gains or losses from sales of property plus depreciation and amortization (excluding amortization of deferred financing costs) of real estate assets, and after adjustments for the portion of these items related to our unconsolidated partnerships and joint ventures. In October 2003, NAREIT issued additional guidance modifying the definition of FFO. The first modification revised the treatment of asset impairment losses and impairment losses incurred to write-down assets to their fair value at the date assets are classified as held for sale, to include such losses in FFO. Previously, such losses were excluded from FFO consistent with the treatment of gains and losses on property sales. The second modification clarified the treatment of original issue costs and premiums paid on preferred stock redemptions to deduct such costs and premiums in determining FFO available to common stockholders. This modification was consistent with the recently clarified treatment of these costs under GAAP. We adopted the modifications to the definition of FFO effective with our reported results for the first quarter of 2004. To date, we have had no losses or other impairments on asset sales.

      In calculating FFO, net income is determined in accordance with GAAP and includes the noncash effect of scheduled rent increases throughout the lease terms. This is a GAAP convention requiring real estate companies to report rental revenue based on the average rent per year over the life of the leases. We believe that by excluding the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO can facilitate comparisons of operating performance between periods and between other equity REITs. We also believe FFO captures trends in occupancy rates, rental rates and operating costs. FFO was developed by NAREIT as a relative measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP, which assumes that the value of real estate diminishes predictably over time. In addition, we believe FFO is frequently used by securities analysts, investors and other interested parties in the evaluation of equity REITs, particularly in the lodging industry. However, FFO (1) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net income), (2) is not necessarily indicative of cash flow available to fund cash needs and (3) should not be considered as an alternative to net income determined in accordance with GAAP as an indication of our operating performance. FFO, as presented, may not be comparable to similarly titled measures reported by other equity REITs. Accordingly, we believe that in order to facilitate a clear understanding of our consolidated historical operating results, FFO should be considered only as supplemental information and only in conjunction with our net income as reported in the accompanying consolidated financial statements and notes thereto.

      EBITDA is defined as income (losses) from continuing operations excluding: (1) interest expense, (2) income tax benefit or expense; and (3) depreciation and amortization. We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our financial performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our financial performance regardless of how we finance our operations and our capital structure. By excluding depreciation and amortization expense, which can vary by property based on factors unrelated to hotel and resort performance, we and our investors can more accurately assess the financial performance of our portfolio. Our management also uses EBITDA as one measure in determining the value of acquisitions and dispositions. In addition, we believe EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of equity REITs, particularly in the lodging industry. However, because EBITDA is calculated before recurring cash charges such as interest expense and taxes and

v

is not adjusted for capital expenditures or other recurring cash requirements of our business, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to interest rate changes or increased borrowings. EBITDA should be considered only as a supplement to net income (computed in accordance with GAAP) as a measure of our operating performance. Other equity REITs may calculate EBITDA differently than we do and, accordingly, our calculation of EBITDA may not be comparable to such other REITs’ EBITDA.

      RevPAR is a commonly used measure within the lodging industry to evaluate hotel and resort operations. We define RevPAR as (1) the average daily room rate, or ADR, charged, multiplied by (2) the average daily occupancy achieved. We define ADR by dividing room revenue by the total number of rooms occupied by hotel and resort guests on a paid basis during the applicable period. RevPAR does not include revenue from food and beverage, telephone services or other guest services generated by the property. Although RevPAR does not include these ancillary revenues, we consider this measure to be the leading indicator of core revenues for many hotels and resorts. We closely monitor what causes changes in RevPAR because changes that result from occupancy as compared to those that result from room rate have different implications on overall revenue levels, as well as incremental operating profit. For example, increases in occupancy at a hotel or resort may lead to increases in ancillary revenues, such as food and beverage and other hotel and resort amenities, as well as additional incremental costs (including housekeeping services, utilities and room amenity costs). RevPAR increases due to higher room rates would not result in these additional room-related costs. For this reason, while operating profit would typically increase when occupancy rises, RevPAR increases due to higher room rates would have a greater impact on our profitability.

      We own 24 of our properties through interests in 12 joint ventures. Our proportionate interest in these properties ranges from 44% to 89%. Throughout this prospectus we have presented certain financial information, including, but not limited to, our revenue mix by industry segment, our revenue mix by third-party management company and our revenue concentration by property or third-party management company, based upon our pro forma adjusted hotel and resort revenues. For purposes of these presentations for the quarter ended March 31, 2004 and the year ended December 31, 2003, our pro forma adjusted hotel and resort revenues include 100% of our hotel and resort revenues for our 89 and 88, respectively, wholly-owned hotels and resorts and our proportionate share of hotel and resort revenues for 20 consolidated joint venture properties and three unconsolidated joint venture properties. Pro forma adjusted hotel and resort revenues do not reflect one wholly-owned property under development as of March 31, 2004 and two wholly-owned properties under development as of December 31, 2003 or the rental income we recognize for the 17 properties, including one joint venture, we lease to third-party tenants on a triple-net basis and do not reflect the underlying hotel and resort revenues earned by our tenants at these properties. We believe pro forma adjusted hotel and resort revenues is useful to us and to an investor as a measure of our economic interest in the hotel and resort revenue streams of our properties (excluding properties leased to third-party tenants on a triple-net basis). Hotel and resort revenues include room revenue, food and beverage revenue and revenue from other hotel and resort operating departments, such as spas, golf courses, parking, retail space rent and telephone services.

      Under “Prospectus Summary — Summary Financial and Operating Data” and “Selected Financial and Operating Data” we include a quantitative reconciliation of FFO and EBITDA to net income, which is the most directly comparable GAAP financial performance measure, and provide an explanatory description by footnote of the items excluded from FFO and EBITDA required to quantitatively reconcile FFO and EBITDA as presented with net income. We also provide a textual discussion of the manner in which we calculate pro forma adjusted hotel and resort revenues and reconcile it to our revenues, its most comparable GAAP financial measure.

      One of the ways in which Smith Travel Research, a leading lodging industry information and data provider, categorizes hotels is by chain scale segments based primarily on the actual, system-wide average room rates of the major hotel chains, with independent hotels included as a separate category. These chain scale segment categories are as follows: luxury, upper upscale, upscale, midscale with food and beverage, midscale without food and beverage, economy and independents. Throughout this prospectus, we use the

Smith Travel Research chain scale segment categorization of hotels when describing our properties and the segmentation of the lodging industry as a whole, except that we (1) do not separately categorize our independent hotels but instead include those properties within one of the other chain scale segments, primarily the luxury category, based on their RevPAR data, and (2) do not distinguish between midscale hotels with and without food and beverage. Also, we refer to all of our luxury properties as “luxury resorts,” as these properties can also be categorized as “resorts” under the Smith Travel Research classification of hotels by location segment.

      All brand names, trademarks and service marks appearing in this prospectus are the exclusive property of their respective owners. This prospectus contains registered trademarks owned or licensed to companies other than us, including but not limited to Hilton®, Embassy Suites®, Doubletree®, Hyatt®, Marriott®, Starwood® and InterContinental Hotels Group®, none of which (including their affiliates), in any way, are participating in or endorsing this offering and shall not in any way be deemed an issuer or underwriter of the securities issued under this prospectus, and shall not have any liability or responsibility for any financial statements, projections or other financial information contained or incorporated by reference in this prospectus.

PROSPECTUS SUMMARY

      The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus and the other documents that it refers to as incorporated by reference into this prospectus, including “Risk Factors” and our historical and pro forma consolidated financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus, before deciding to invest in our common stock.

Our Company

      We are a leading owner of distinctive luxury and upper upscale hotels and resorts. We are fully-integrated, self-administered and self-advised, and are qualified as a real estate investment trust, or REIT, for federal income tax purposes. Our portfolio includes ownership interests in 130 hotels and resorts in 37 states, the District of Columbia and Canada, comprising approximately 32,000 rooms, and is diversified by geography, brand affiliation and third-party management companies we engage to operate our hotels and resorts. The luxury resort and upper upscale industry segments of our portfolio accounted for 80.8% of our pro forma adjusted hotel and resort revenues for the quarter ended March 31, 2004. Our hotels and resorts are operated under 19 nationally recognized hotel brands, including the Marriott, Hilton and Hyatt families of brands, and nine independent brands. We own some of the country’s most distinctive luxury resorts, including the Hotel del Coronado, the Grand Wailea Resort Hotel & Spa, the La Quinta Resort & Club and the Arizona Biltmore Resort & Spa. In addition to our luxury resorts, we own a number of upper upscale hotels in significant urban markets, such as Hilton hotels in Washington, D.C. and San Diego, Marriott hotels in Seattle, Baltimore and New Orleans, and Hyatt hotels in Miami, Detroit and Montreal. Because of their advantageous locations, reputations and/or amenities, many of these hotels and resorts benefit from high barriers to entry in their respective markets.

      Our strategy is to continue to own, acquire and develop luxury and upper upscale hotels and resorts. We focus on the luxury resort and upper upscale industry segments because we believe these industry segments present relatively high barriers to entry, have multiple demand generators and have historically outperformed other industry segments during an economic recovery. In addition, we believe that luxury resorts are less likely to be adversely affected during economic downturns. We believe these types of hotels and resorts currently offer the opportunity for better risk-adjusted returns than hotels and resorts in other lodging industry segments. Moreover, the management intensive nature of luxury and upper upscale hotels and resorts provides our experienced management team with the opportunity to enhance value and maximize operating results at our properties by monitoring performance and suggesting to our third-party management companies practical strategies for creating greater revenue flow and controlling expenses.

      We accumulated most of the hotels and resorts in our portfolio between January 2001 and April 2004, a period when lodging fundamentals, such as RevPAR, occupancy and ADR, had declined significantly and liquidity in the lodging industry was limited. During that period, we believe that we were one of the most active acquirers in the lodging industry, without compromising our selective acquisition criteria. We believe that the portfolio we assembled, especially in the luxury resort and upper upscale industry segments, positions us to take advantage of improving industry and economic conditions.

      We proactively manage our portfolio by monitoring the operating performance of our properties and providing strategic guidance to and continuous interaction with the third-party management companies on how they can improve operating results. As part of our asset management strategy, we affiliate with brands and select third-party management companies we believe are appropriate for each property and provide capital for renovations and other improvements we expect to result in improved property performance. Since January 2001, we have changed third-party management companies, changed brand affiliation and/or repositioned through renovation 24.8% of our portfolio based on pro forma adjusted hotel and resort revenues for the quarter ended March 31, 2004 and 36.8% of our portfolio based on number of rooms.

Competitive Strengths

      We believe the following competitive strengths distinguish us from our primary competitors, position us for growth and will allow us to take advantage of opportunities that result from improving industry and market trends.

Our Existing Portfolio

•	Distinctive Luxury Resort and Upper Upscale Properties. Our portfolio includes a number of well-known destination hotels and resorts that we believe would be difficult for potential competitors to replicate and, therefore, benefit from high barriers to entry. We believe these properties are well positioned to maintain or increase their market share, and to benefit from an expected improvement in lodging fundamentals, a stronger economy and increased individual, group and convention business and leisure travel. Of our pro forma adjusted hotel and resort revenues for the quarter ended March 31, 2004, 80.8% were derived from luxury resort and upper upscale properties.

					Percent of
					Total
					March 31, 2004
					Pro Forma
			Pro		Adjusted
			Forma	Pro	Hotel and
			Hotels &	Forma	Resort
	Brand & Hotel Affiliations		Resorts	Rooms	Revenues

Luxury Resorts	Hotel del Coronado Grand Wailea Resort Hotel & Spa La Quinta Resort & Club	Arizona Biltmore Resort & Spa Claremont Resort & Spa	5	2,970	34.9%
Upper Upscale	Marriott Hilton Hyatt Doral Golf Resort & Spa	Embassy Suites Renaissance Doubletree Sheraton	35	14,068	45.9%
Upscale	Courtyard Homewood Suites Residence Inn	SpringHill Suites Wyndham	54	9,510	12.5%
Midscale	Fairfield Inn Holiday Inn Four Points	Holiday Inn Express TownePlace Suites Hampton Inn	36	5,129	6.7%

Total			130	31,677	100.0%

•	Diversified Portfolio. We have assembled a portfolio that is diversified across geographic regions, brand affiliations and third-party management companies. We believe this diversification provides stability in our revenues and cash flow by mitigating our dependence on any one, or a select few, regional economy, brand affiliation or third-party management company.

•	Positioned for Growth. Approximately 51.2% of our existing portfolio based on number of rooms, or 35.8% based on pro forma adjusted hotel and resort revenues, for the quarter ended March 31, 2004, falls into one of the following categories:

(1)	Third-party Management Company Change, Brand Affiliation Change and/or Repositioning through Renovation: properties that have had a change in third-party management company or brand affiliation since January 2001 and/or undergone repositioning through major renovation after January 2001; or

(2)	New Construction: newly developed properties that have opened since January 2001.

Based on our prior experience, we believe that these properties, in the aggregate, will outperform their local markets based on RevPAR growth.

•	Well-Maintained Hotels and Resorts. All of the properties in our portfolio have been maintained, at a minimum, in accordance with their respective brand standards. Based on number of rooms, approximately 14.4% of the properties in our portfolio, primarily in the upper upscale industry segment, are newly constructed properties that have opened since January 2001.

Acquisition Capabilities

•	We have selectively acquired interests in 136 hotel and resort properties with a total value of over $6.0 billion since our inception in 1996 (including six midscale properties designated as held for sale as of March 31, 2004, of which two were sold in July 2004). Our management has executed a variety of acquisitions involving different sources and structures, including joint ventures, single asset acquisitions, portfolio acquisitions and public mergers and acquisitions. Since January 2001, we have taken advantage of our strong capital position and weak industry fundamentals to acquire 104 hotels and resorts for over $5.5 billion, and we believe we have been among the most active acquirers in the lodging industry during this period. We are selective in determining which properties to acquire and pursue only a small percentage of the acquisition opportunities presented to us. Our acquisition process benefits from the depth of experience of our management team and their extensive industry contacts, which at times allow us to privately source transactions before they are actively marketed, as in the case of our acquisition of the Hotel del Coronado. We have a proven track record of acquiring assets, portfolios and companies using a multi-disciplinary approach to executing acquisitions, with a transaction team that integrates our expertise in market planning, investment analysis and structuring, real estate due diligence, capital markets, asset management, legal and accounting.

Experienced Leadership

•	Our senior management team has an average of 22 years of real estate or finance experience, including extensive ownership and operating experience in the lodging industry. Our officers maintain significant relationships with global lodging leaders at all levels from corporate executives to hotel and resort general managers, and have experience across a wide range of industry and functional disciplines, including hotel and resort asset management, sales and marketing, mergers and acquisitions, capital markets, development and finance. We have entered into three-year employment agreements with five of our executive officers. We will grant 700,000 shares of restricted stock to our officers and certain other employees and 35,000 shares of restricted stock to our directors upon completion of this offering. In addition, we have reserved 1,788,000 shares of our common stock to be issued as deferred stock awards to certain of our officers and other employees based upon the passage of time and upon achievement of certain performance criteria.

Asset Management

•	We have experienced asset management personnel who continuously monitor our properties and coordinate business plans with the third-party management companies. We have developed systems and processes that we utilize to develop comprehensive annual budgets, and perform monthly financial, capital, sales and marketing reviews. Our asset management group consists of 19 professionals who have between 10 to 30 years of lodging experience. Nine of them are former hotel and resort general managers, having been involved in the operations of large hotels and resorts for major operators, with critical skills in hotel and resort operations and asset management. Our core competencies and operating experience permit us to work cooperatively with and guide the third-party management companies with respect to all aspects of hotel and resort investment and operations in order to enhance performance and returns. We also have development and capital investment expertise that we utilize to advise the third-party management companies in implementing capital expenditures and renovations designed to improve operating results at each of our properties.

Operating Partners

•	Strong Relationships. We have long-standing relationships with our operating and franchise partners, including Marriott, Hilton, Starwood and InterContinental. Because of these relationships, we believe that we are able to negotiate mutually beneficial management arrangements and joint ventures. Many of our partners assist us in property acquisitions, development and renovations and represent an important means of sourcing new hotel and resort acquisitions.

•	Joint Ventures. We presently have interests in 12 joint ventures with our operating partners, representing a total of 24 hotels and resorts comprising 10,490 rooms. We are either the general partner or managing partner in all but one of our joint ventures. In eight of these joint ventures representing 20 hotels with a total of 7,327 rooms, we receive a preferred cash return, and our partner receives incentive payments for achieving certain operating criteria. We believe these arrangements properly align and create incentives for our operating partners to produce greater returns on invested capital.

Flexible Capital Structure

•	Upon completion of this offering and the currently contemplated financing transactions, we will have significant borrowing capacity. As of March 31, 2004, our total pro forma debt-to-total market capitalization based on the midpoint of the range of prices indicated on the front cover of this prospectus is approximately 40.1%. We have a commitment for a $500.0 million secured revolving credit facility with an affiliate of Banc of America Securities LLC, one of our joint book-running managers, and an affiliate of Deutsche Bank Securities Inc., one of our co-managers, acting as joint lead arrangers. An affiliate of Banc of America Securities LLC will serve as the administrative agent for this credit facility, and several of our underwriters will act as lenders. We expect to have this new secured revolving credit facility in place to support our operations and growth upon consummation of this offering and the currently contemplated financing transactions. At completion of this offering, we expect to borrow $146.9 million in connection with this offering and $24.1 million to repay an existing credit line.

Advisory Services

•	Our affiliate, CNL Financial Group, Inc., to which we refer as CNL Financial, is one of the nation’s largest privately-held real estate investment and finance companies. CNL Financial and the entities it has formed and acquired have over $14.7 billion in assets, with approximately 4,800 properties in 49 states and Canada. CNL Financial, among its other activities, has been a leading sponsor of REITs, known in the industry as non-listed REITs, that raise capital by selling non-listed securities to the public. We plan to enter into an agreement to advise CNL Hospitality Properties II, Inc., or CHP2, a non-listed REIT formed by CNL Financial, that will focus its investment activity in the upscale, midscale and economy industry segments. Under the advisory agreement, we will receive fees from CHP2 for providing it with management, acquisition and financial advisory services. In addition to earning these fees, we believe that being able to deploy capital across all industry segments, on our behalf and as external advisor to CHP2, will enhance our profile and provide us the opportunity to develop and expand our relationships within the lodging industry. To avoid possible conflicts of interest with CHP2, we plan to include in our agreements certain conflict resolution policies, as discussed more fully elsewhere in this prospectus. CHP2 has filed a registration statement on Form S-11 with the Securities and Exchange Commission, but this registration statement may not be declared effective and CHP2 may be unable to raise sufficient capital and commence operations.

Consistent Dividends

•	We have paid dividends to our stockholders every quarter since our initial public offering of common stock in October 1997.

Experienced Registrant

•	Because we have been a REIT and a public reporting company since 1997, our management has experience in managing a public company, including activities relating to financial reporting, corporate governance, compliance with applicable REIT regulations and investor relations.

Business Strategy

      Our objective is to enhance stockholder value over time by achieving a positive risk-adjusted return on our invested capital and consistently paying attractive dividends. To achieve our objectives, our strategy is to actively manage our existing portfolio, in conjunction with our selected brand affiliations and third-party management companies, in order to realize the full benefit of improving industry fundamentals, and to acquire and develop hotels and resorts that fit our investment criteria.

Active Asset Management

      We focus on increasing same hotel and resort performance through the following actions:

•	selecting the most appropriate third-party management company and brand affiliation for our properties;

•	entering into management agreements that provide the third-party management companies with performance incentives and align their interests with ours;

•	developing a culture of accountability for third-party management companies;

•	providing capital for maintenance, renovations and improvements;

•	developing and reviewing asset-level business plans and budgets; and

•	actively and consistently monitoring and advising third-party management companies.

Growth Through Acquisitions

      We will continue to evaluate single property and portfolio acquisitions of hotels and resorts that meet our selective investment criteria. We will focus primarily on acquiring well-located, well-maintained luxury resort and upper upscale properties in North America that are distinctive, have high barriers to entry and have a strong brand affiliation or present an opportunity to improve operations by changing brand affiliation. We will also consider acquisitions in targeted international markets that meet our investment criteria and have a strategic fit with our operating partners or our portfolio.

      We are selective in determining which properties to acquire and pursue only a small percentage of the acquisition opportunities presented to us. We acquire properties through a process that utilizes a multi-disciplinary team that integrates our expertise in investment analysis and structuring, market planning, construction and design, capital markets, legal and accounting. After conducting our due diligence investigation, we submit a comprehensive analysis to our investment committee and, as applicable in accordance with our investment policies and procedures, our board of directors, for consideration and approval.

Actively Recycle Capital

      We monitor our portfolio and will dispose of properties that no longer meet our investment criteria. As of March 31, 2004, we have identified six midscale properties that no longer meet our investment criteria and have been targeted for disposition. Of these properties, two were sold during July 2004 resulting in gross proceeds to us of approximately $11.0 million. We will use the proceeds from the sale of these properties to reduce the KSL short-term loan.

Advisory Business

      We will utilize our existing infrastructure of people, processes and technology to provide advisory services to CHP2. We plan to enter into an agreement to advise with CHP2 after it commences operations and receives regulatory approval to raise capital through the sale of its securities to the public. We expect this advisory agreement with CHP2 will provide us with acquisition, asset management and financing fees. We believe our role as external advisor to CHP2, which will focus on the upscale, midscale and economy industry segments, combined with our core focus in the luxury resort and upper upscale segments, will result in expanded access to acquisition opportunities because we will represent a source of capital available to invest across all industry segments. CHP2 has filed a registration statement on Form S-11 with the Securities and Exchange Commission, but this registration statement may not be declared effective and CHP2 may be unable to raise sufficient capital and commence operations.

Summary Risk Factors

      You should carefully consider the matters discussed in the section “Risk Factors” beginning on page 19, including the following, before you invest in our stock:

•	Events outside our control, including economic slowdowns, terrorism and political unrest, have adversely affected the lodging industry generally and, specifically, the performance of our hotels and resorts. If these events continue, worsen or recur, our results of operation, financial condition, ability to service debt and ability to make distributions to our stockholders will be adversely affected.

•	Our operating cash flows may be insufficient to fund future distributions to stockholders, in which case we would have to borrow money to fund our distributions or be required to reduce our distributions. If we fund distributions by borrowing, our ability to borrow for other purposes, such as acquisitions, will be reduced, which could have a materially adverse effect on our financial condition and ability to acquire properties.

•	Ten of our hotels and resorts represent 50.0% of our pro forma adjusted hotel and resort revenues for the quarter ended March 31, 2004. Significant adverse changes in the operations of any one of these hotels or resorts could adversely affect our results of operation, financial condition, ability to service debt and ability to make distributions to our stockholders.

•	Hotels and resorts managed by a former KSL affiliate, Marriott brands and Hilton brands represent 42.6%, 25.9% and 19.3%, respectively, of our pro forma adjusted hotel and resort revenues for the quarter ended March 31, 2004. Adverse publicity or other developments that affect these third-party management companies or their brands may adversely affect our results of operation, financial condition, ability to service debt and ability to make distributions to our stockholders.

•	Six of the seven properties for which a former KSL affiliate serves as the third-party management company represent 37.1% of our pro forma adjusted hotel and resort revenues for the quarter ended March 31, 2004 and are being managed under an interim management contract that expires on December 31, 2004. We may experience disruptions at these properties prior to entering into long-term management agreements for them, including the possibility that the former KSL affiliate may favor other properties operated by it.

•	As of July 9, 2004, after giving effect to the proposed reverse stock split, 151,820,546 shares of our common stock were outstanding and freely tradable. Following our listing on the New York Stock Exchange, or NYSE, a large volume of sales by our existing stockholders of their shares, or even the perception that these sales could occur, could decrease the prevailing market prices of our common stock and could impair our ability to raise additional capital through the sale of equity securities in the future.

•	We expect to advise a newly-formed affiliated REIT that, although expected to pursue a strategy different from ours, could acquire properties that may compete with one or more of our properties.

•	Most of our hotels and resorts are leased to our taxable REIT subsidiaries, or TRS lessees, that retain third-party management companies to operate these hotels and resorts. We are dependent on these third-party management companies to operate our properties. Because of our TRS structure, increased hotel and resort operating expenses may adversely affect our net income, financial condition and cash flows.

•	Because we must annually distribute at least 90% of our taxable income, excluding net capital gains, to maintain our qualification as a REIT, our ability to rely upon income or cash flow from operations to finance our growth and acquisition activities may be limited.

•	If we were to fail to qualify as a REIT, we would not be allowed a deduction for dividends to stockholders in computing our taxable income and would be subject to federal income tax on our taxable income at regular corporate rates, which would reduce our ability to make distributions to our stockholders.

The Offering

Common stock offered by us	35,000,000 shares(1)

Shares of common stock outstanding after this offering	200,920,546 shares(2)

Use of proceeds	We intend to use the net proceeds of the offering to pay down existing corporate indebtedness and for general corporate purposes.

Proposed New York Stock Exchange symbol	“CHO”

(1)	Excludes up to 5,250,000 shares of our common stock that may be issued by us upon exercise of the underwriters’ over-allotment option.

(2)	Includes the following:

•	151,820,546 shares of our common stock outstanding as of July 9, 2004;

•	shares of our common stock issuable upon completion of the advisor acquisition valued at approximately $267.3 million (13,365,000 shares based on the midpoint of the range of prices indicated on the front cover of this prospectus); and

•	735,000 shares of our common stock to be awarded to certain of our executives, other employees and our directors at or prior to the completion of this offering under our 2004 omnibus long-term incentive plan.

Excludes the following:

•	5,250,000 shares of our common stock that may be issued by us upon exercise of the underwriters’ over-allotment option; and

•	1,788,000 shares of our common stock reserved for issuance as deferred stock awards to our officers and certain other employees that will be issued and vest upon the passage of time and attainment of certain performance criteria and an additional 2,477,000 shares available for future issuance under our 2004 omnibus long-term incentive plan.

Recent Transactions

Advisor Acquisition

      On April 29, 2004, we entered into a merger agreement to acquire CHC. In the merger, all of the outstanding shares of capital stock of CHC will be exchanged for shares of our common stock valued at approximately $267.3 million (13,365,000 shares based on the midpoint of the range of prices indicated on the front cover of this prospectus), and approximately $29.7 million in cash, and we will assume approximately $10.9 million of debt. Our officers, directors and their affiliates who own interests in CHC will receive all of these shares and the cash (other than cash in lieu of fractional shares) will be paid to the unaffiliated stockholder of CHC. Upon completion of the merger, CHC will become our wholly-owned subsidiary, and CHC’s officers and other employees will become our employees. As a result, we will be a fully-integrated, self-administered and self-advised REIT.

      A special committee of our board of directors comprised of three of our independent directors was formed to evaluate and negotiate the terms of the advisor acquisition and to make a recommendation to the entire board of directors regarding the transaction. The special committee engaged independent legal and financial advisors and received a fairness opinion from its financial advisor stating that the consideration to be paid by us in the advisor acquisition is fair, from a financial point of view, to us. The special committee recommended the advisor acquisition to our board of directors, which then approved the transaction subject to the approval of our stockholders, the listing of our shares of common stock on the NYSE and other closing conditions.

KSL Acquisition

      On April 2, 2004, we acquired all the outstanding capital stock of KSL for approximately $1.4 billion in cash and estimated closing costs and the assumption of $794.0 million of long-term indebtedness. As a result of the purchase, we acquired ownership in six luxury and upper upscale destination resorts, including Grand Wailea Resort Hotel & Spa, La Quinta Resort & Club, the Arizona Biltmore Resort & Spa and the Doral Golf Resort and Spa. To partially fund the acquisition, we incurred the $1.1 billion KSL short-term loan that bears interest at the one-month London Interbank Offer Rate, or LIBOR, plus 2.75% and matures in January

2005 from an affiliate of Deutsche Bank Securities Inc., one of our underwriters. We may extend this indebtedness for three months upon payment of certain fees. We expect to retire the indebtedness assumed and incurred in acquiring KSL through a combination of proceeds from this offering, the 2004 financing transaction and cash on hand.

Hotel del Coronado Joint Venture

      In December 2003, we acquired the 688-room Hotel del Coronado luxury resort, located on Coronado Island near San Diego, California, for $406.9 million through a joint venture with a former affiliate of KSL. We are the sole general partner of, and own a 70% majority interest in, the joint venture.

Capital Hilton and Hilton La Jolla Torrey Pines

      In December 2003, we acquired the 544-room Capital Hilton in Washington, D.C. and the 394-room Hilton La Jolla Torrey Pines near San Diego, California, both upper upscale hotel properties, for $212.0 million through a joint venture with Hilton. We are the sole general partner of, and own a 75% majority interest in, the joint venture.

RFS Acquisition

      In July 2003, we acquired RFS for approximately $383.0 million and approximately $409.0 million in assumed debt and obligations. As a result of the RFS acquisition, we acquired 57 primarily upper upscale, upscale and midscale properties with a combined inventory of 8,272 rooms.

2004 Financing Transaction

      We have obtained a commitment from an affiliate of Deutsche Bank Securities Inc., one of our underwriters, for $1.0 billion in secured mortgage loans to mature in 2007, subject to two one-year extensions at our option. These loans will be collateralized by three of our properties and will bear interest at a floating rate equal to LIBOR plus no more than 2.40%. We intend to enter into interest rate protection agreements with respect to these loans that would fix the interest rate at 5.85% per annum on $500.0 million of the principal amount (based on rates as of July 15, 2004) for three years and would cap LIBOR on the remaining $500.0 million of principal at 5.00% per annum for three years. The 2004 financing transaction will close simultaneously with this offering.

New Secured Revolving Credit Facility

      We have a commitment for a $500.0 million secured revolving credit facility with an affiliate of Banc of America Securities LLC, one of our joint book-running managers, and an affiliate of Deutsche Bank Securities Inc., one of our co-managers, acting as joint lead arrangers. An affiliate of Banc of America Securities LLC will serve as the administrative agent for this credit facility, and several of our underwriters will act as lenders. We expect this secured revolving credit facility to have a term of three years and be available to finance acquisitions of hotels and resorts and for other working capital needs, including funding distributions to our stockholders. We expect this secured revolving credit facility will be secured by a pool of approximately 35 of our hotels and resorts and to bear interest at LIBOR plus 2.50% per annum. Our ability to borrow under the secured revolving credit facility will be subject to specified conditions and financial covenants. We expect to have this new secured revolving credit facility in place to support our operations and growth upon consummation of this offering and the currently contemplated financing transactions. At completion of this offering, we expect to borrow $146.9 million in connection with this offering and $24.1 million to repay an existing credit line.

Sale of Investment

      On April 23, 2004, we completed the sale of 2.5 million shares of common stock of Hersha Hospitality Trust, a publicly-traded hospitality REIT and a joint venture partner of ours with respect to one of our properties, for approximately $25.0 million in proceeds. In connection with this sale, we recorded a gain of approximately $8.1 million. UBS Securities LLC, one of our joint book-running managers for this offering, acted as the sole manager for the sale of these shares. We used the proceeds of this sale to repay a portion of the KSL short-term loan.

Policies with Respect to Certain Potential Conflicts

      We expect the following policies will be adopted by the independent members of our board of directors prior to the completion of this offering to address potential conflicts of interest between us and several of our affiliates, as well as between us and certain of our directors and officers. These policies may be amended or revised from time to time by the majority vote of our independent directors, without requiring a vote of our stockholders.

CNL Financial Group, Inc.

      We are an affiliate of CNL Financial, one of the nation’s largest privately-held real estate investment and finance companies. Our chairman of the board, James M. Seneff, Jr., serves as a director, chairman of the board of directors and chief executive officer of CNL Financial. Mr. Seneff, his wife and their affiliates control, and own a substantial majority of the economic interests in, CNL Financial and its subsidiaries. Robert A. Bourne, our vice chairman of the board of directors, serves as the president and treasurer of CNL Financial. Messrs. Seneff and Bourne also serve as directors and officers of a number of CNL Financial’s subsidiaries and of REITs that CNL Financial sponsors.

      Except for us and CHP2, CNL Financial has not sponsored any other hotel REITs. In connection with the advisor acquisition, CNL Financial and Messrs. Seneff and Bourne have agreed that neither they nor their affiliates will for a period of 15 years sponsor any other investment vehicle in the U.S., Canada or Europe in the lodging industry or provide asset management or other advisory services to any investment vehicle in the lodging industry in the U.S., Canada or Europe, with specified exceptions.

CNL Hospitality Properties II, Inc.

      We plan to advise CHP2, a REIT affiliated with CNL Financial, on the selection, acquisition and management of properties in the upscale, midscale and economy industry segments. While CHP2 will primarily target properties in industry segments that are not in our targeted industry segments, the possibility exists that an available property or portfolio of properties could satisfy both our acquisition criteria and those of CHP2. To address this conflict, we expect to include the following in the advisory agreement we plan to enter into with CHP2:

•	CHP2 will grant us a right of first offer on:

(1) in the case of a single property, any luxury or upper upscale property acquisition opportunity; and

(2) in the case of a portfolio of properties, any portfolio of which 50% or more of its revenues during the prior 12 months were derived from luxury hotels and resorts or upper upscale properties.

•	We will grant CHP2 a right of first offer on:

(1) in the case of a single property, any upscale, midscale or economy property acquisition opportunity; and

(2) in the case of a portfolio of properties, any portfolio of which 50% or more of its revenues during the prior 12 months were derived from upscale, midscale or economy properties.

      One of our directors, Robert A. Bourne, will be the chief executive officer and a director of CHP2. Following our stockholders’ meeting, none of our other officers and directors will be an officer or director of CHP2, although two of our directors who are not standing for reelection will be directors of CHP2. The compensation of our officers is determined by our compensation committee based on our overall performance and not solely on the specific performance of CHP2, and they will not be compensated directly by CHP2. We also intend to hire an executive whose sole responsibility will be to direct the operations of CHP2. In addition, the board of directors of CHP2 will have a majority of independent directors, who are not our directors. The agreement with CHP2 will be subject to the unanimous approval of our independent directors, as well as the independent directors of CHP2, and be subject to cancellation at any time on 60 days’ notice.

CNL Income Properties, Inc.

      CNL Income Properties, Inc., or CIP, is an affiliated REIT that plans to acquire leisure properties such as marinas, golf course operations and ski resorts. Two of our directors, James M. Seneff, Jr. and Robert A. Bourne, are also directors of CIP. While we do not expect CIP to acquire stand-alone hotel and resort properties, there is a possibility that one or more of the leisure properties targeted by CIP for acquisition could also contain a hotel or resort that would satisfy our acquisition criteria. In order to resolve this conflict, the board of directors of CIP has adopted the following policy and granted us the following right of first offer, which it may amend at any time without stockholder vote:

•	In the event that an investment opportunity becomes available that is suitable for both CIP and any affiliate of its advisor, which CIP has defined to include our company, for which both entities have sufficient uninvested funds, then the entity that has had the longest period or time elapsed since it was offered the investment opportunity will first be offered the investment opportunity.

•	Notwithstanding the foregoing, CIP has granted us a right of first offer on:

(1) in the case of an individual property, any property of which 50% or more of its revenues during the prior 12 months were derived from a hotel or resort; and

(2) in the case of a portfolio of properties, any portfolio of which 50% or more of its revenues during the prior 12 months were derived from a hotel or resort.

Payments to Related Parties

      We have engaged and plan to engage in a number of related party transactions. All transactions with related parties must be approved by a majority of our independent directors, including agreements for shared services, equipment leases and lease of office space. We believe the terms of these agreements are not less favorable to us than those available from the third parties. See “Certain Relationships and Related Party Transactions.”

Corporate Structure

      We were organized in 1996 as a Maryland corporation and have qualified as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 1997. We are fully-integrated, self-administered and self-advised. We are structured as an umbrella partnership REIT, or UPREIT, and we own our hotels and resorts through our wholly-owned operating partnership, CNL Hospitality Partners, LP and its subsidiaries. Since enactment of the REIT Modernization Act of 1999, or RMA, we have been leasing our hotels and resorts and expect to continue to lease our hotels and resorts primarily to wholly-owned taxable REIT subsidiaries, or TRS lessees, that retain third-party management companies to manage our properties. The TRS structure permits us to participate more directly in operating efficiencies and revenue growth at our hotels and resorts. On a pro forma basis, only 17 of our properties representing 10.6% of the total rooms in our portfolio are in properties leased to third-party tenants and not to our TRS lessees. We lease those properties to our third-party tenants through one of our operating partnerships or through special purpose entities.

      The following chart reflects an overview of our corporate organization following completion of this offering and the advisor acquisition:

*	Includes 75.6% representing stockholders prior to this offering.

      We have been filing periodic reports with, and are subject to the rules and regulations of, the Securities and Exchange Commission, or SEC, since October 1997. We are currently in compliance with all the rules of the Sarbanes-Oxley Act of 2002 and will, upon consummation of this offering and our initial listing on the NYSE, be in compliance with all applicable rules of the NYSE, including the director independence rules.

      Our address is CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801, and our telephone number is (407) 650-1000 or toll free (800) 522-3863. Our internet website, which is currently under construction, is http://www.cnlhotelsandresorts.com. The information contained on our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

Our Tax Status

      We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, or the Code, commencing with our taxable year ended December 31, 1997. To maintain REIT status, we must meet a number of organizational and operational requirements. We believe that our form of organization and current and proposed method of operation has enabled and will continue to enable us to meet the requirements for qualification and taxation as a REIT for federal income tax purposes. We expect to receive an opinion of Greenberg Traurig LLP to the effect that beginning with our taxable year ended December 31, 1997 through the date hereof, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT.

      As a REIT, we generally will not be subject to federal income tax on REIT taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT for any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we will be subject to some federal, state and local taxes on our income or property and the income of our taxable REIT subsidiaries will be subject to taxation at normal corporate rates. A more complete discussion of our tax status is provided under the heading “Federal Income Tax Considerations.”

Restrictions on Ownership and Transfer

      To maintain our qualification as a REIT under the Code, not more than 50% of the value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code. In order to assist us in meeting these and other REIT requirements, our amended and restated articles of incorporation contain restrictions on the ownership and transfer of our capital stock, such as the restriction of the direct or indirect ownership by any person, entity or persons acting as a group, to no more than 9.8% in value of the outstanding shares of any class or series of our capital stock.

Distribution Policy

      We expect our initial distribution following this offering to be $0.35 per share of common stock for each of the next four quarters beginning with the quarter ending September 30, 2004, or $1.40 per share of common stock on an annual basis. We expect to borrow money to make distributions to our stockholders through the end of 2004, and may need to borrow money to make our expected distributions to our stockholders in the future. We expect that shares of our common stock issued in this offering will be entitled to receive our third quarter dividend if and when declared by our board of directors out of funds legally available therefor.

      To maintain our qualification as a REIT under the Code, we are required to make annual distributions to our stockholders of at least 90% of our taxable income excluding net capital gains. We intend to make quarterly distributions to holders of our common stock. However, the actual amount, timing and frequency of distributions will be authorized and declared by our board of directors based upon a variety of factors deemed relevant by our directors. Our distribution policy may change in the future. Distributions to our stockholders will generally be taxable to our stockholders as ordinary income; however, because a significant portion of our investments will be equity ownership interests in hotel and resort properties, which will result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. To the extent not inconsistent with maintaining our REIT status, we may retain any earnings that accumulate in our taxable REIT subsidiaries.

Summary Consolidated Pro Forma Financial and Other Data

      You should read the following summary historical and pro forma financial and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our historical consolidated financial statements and our pro forma condensed consolidated financial statements and related notes included elsewhere in, or incorporated by reference into, this prospectus.

      The following summary unaudited pro forma financial information is for the year ended December 31, 2003 and as of March 31, 2004 and for the quarter then ended. The following historical financial information as of December 31, 2003, 2002 and 2001 and for the years then ended, and, except for our historical statistical data, has been derived from our consolidated financial statements audited by PricewaterhouseCoopers LLP, our independent registered certified public accounting firm, whose report with respect thereto is included elsewhere in this prospectus. The following historical information as of March 31, 2004 and for the quarters ended March 31, 2004 and 2003, except for our historical statistical data, has been derived from our unaudited consolidated financial statements. Data for fiscal years 2002 and 2001 have been restated to reflect the adoption of FASB Interpretation No. 46R “Consolidation of Variable Interest Entities” or FIN 46R. Unless otherwise indicated, our historical financial statements and other historical financial information and data included, incorporated or presented in this prospectus have not been restated to reflect the proposed reverse stock split.

      Unless otherwise indicated, for purposes of the following pro forma financial and other data, the following proposals, which are subject to the approval of our stockholders at our annual meeting of stockholders, are assumed to have been approved:

•	the advisor acquisition;

•	the reverse stock split; and

•	the omnibus plan.

      The unaudited pro forma financial information as of March 31, 2004 has been prepared to reflect adjustments to the historical financial statements to illustrate the estimated effect of the following transactions as if they had occurred on March 31, 2004, and the unaudited pro forma financial information for the quarter ended March 31, 2004 has been prepared to reflect adjustments to the historical financial statements to illustrate the estimated effect of the following transactions as if they had occurred on January 1, 2004, and all pro forma financial information excludes the results of operations of six midscale properties held for sale and treated as discontinued operations for financial reporting purposes:

•	the KSL acquisition and the KSL short-term loan;

•	this offering;

•	the advisor acquisition;

•	the repayment of high-yield notes;

•	the 2004 financing transaction;

•	our new secured revolving credit facility;

•	the application of the proceeds from this offering, the 2004 financing transaction, and our borrowing of $146.9 million under our new secured revolving credit facility to repay the KSL short-term loan and the $794.0 million of long-term indebtedness assumed in the KSL acquisition;

•	the stock grants; and

•	the reverse stock split.

      The unaudited pro forma financial information for the year ended December 31, 2003 has been prepared to illustrate the effect of the following transactions as if they had occurred on January 1, 2003, and all pro forma financial information excludes the results of operations of six midscale properties held for sale and treated as discontinued operations for financial reporting purposes:

•	the transactions described above;

•	the RFS acquisition;

•	the other 2003 acquisitions; and

•	the prior stock offering.

      Our unaudited pro forma consolidated statement of operations for the year ended December 31, 2003 includes the operating results of KSL for the period of November 1, 2002 to October 31, 2003, which was KSL’s fiscal year end, the results of RFS for the period from January 1, 2003 to July 10, 2003, the date of the consummation of the RFS acquisition, the results of CHC for the twelve months ended December 31, 2003, and the results of operations for the 16 properties acquired or constructed as part of the other 2003 acquisitions for the period from January 1, 2003 to the date of our acquisition of each individual property.

      Our unaudited pro forma consolidated statement of operations for the quarter ended March 31, 2004 includes the operating results of KSL for the period of November 1, 2003 to January 31, 2004, which was KSL’s fiscal quarter end and the results of CHC for the quarter ended March 31, 2004.

	For the Quarter Ended March 31,			For the Year Ended December 31,

	Pro Forma	Historical		Pro Forma	Historical

	2004	2004	2003	2003	2003	2002	2001

	(in thousands, except per share and property data)
PROPERTY DATA (at period end):
Number of hotels and resorts:
Consolidated-TRS lessees	110	103	45	110	102	40	26
Consolidated-triple-net leases	17	17	12	17	17	12	12
Unconsolidated	3	3	3	3	3	3	1

Total	130	123	60	130	122	55	39

Total number of rooms	31,677	28,164	15,564	31,677	28,008	14,197	8,997
STATEMENT OF OPERATIONS DATA:
Hotel and resort revenues
Rooms	$200,497	$152,179	$60,232	$788,384	$364,181	$134,646	$11,864
Food and beverage	87,498	49,792	17,751	333,579	98,198	26,225	5,390
Other operating departments	52,257	13,976	5,778	197,963	27,769	9,251	1,443

Total hotel and resort revenues	340,252	215,947	83,761	1,319,926	490,148	170,122	18,697

Rental income	9,116	9,116	7,816	36,782	35,263	37,341	61,031
Credit enhancement revenue	6,376	6,376	2,745	25,430	24,763	10,279	—
Interest and other income	2,706	2,347	1,316	9,451	6,966	7,784	9,289

Total revenues	358,450	233,786	95,638	1,391,589	557,140	225,526	89,017
Hotel and resort expenses
Room	47,671	36,612	13,616	182,998	87,114	32,574	4,357
Food and beverage	59,178	36,824	12,362	229,136	75,457	20,126	3,800
Other operating departments	27,165	8,246	3,873	110,074	17,616	4,431	628
Property operations	65,913	45,814	16,204	253,750	110,857	36,454	3,799
Repairs and maintenance	14,914	10,552	3,883	56,202	25,314	6,842	697
Hotel and resort management fees	9,644	7,158	2,751	38,751	16,644	5,898	494
Sales and marketing	20,743	15,481	5,815	80,183	36,691	11,805	1,809

Total hotel and resort expenses	245,228	160,687	58,504	951,094	369,693	118,130	15,584
Interest and amortization of loan costs	40,494	26,118	8,504	164,538	61,202	24,718	16,098
General and administrative	18,402	4,997	2,135	56,685	10,107	6,060	3,603
Asset management fees to related party	—	4,946	2,343	—	12,782	6,696	3,327
Depreciation and amortization	42,688	30,890	12,703	170,052	76,714	36,217	21,818
Loss on extinguishment of debt	14,007	—	—	39,014	—	—	—
(Loss) income before equity in loss of unconsolidated subsidiaries, minority interests and other	(2,369)	6,148	11,449	10,206	26,642	33,705	28,587

	For the Quarter Ended March 31,					For the Year Ended December 31,

	Pro Forma	Historical				Pro Forma	Historical

	2004	2004		2003		2003	2003		2002		2001

	(in thousands, except per share and property data)
Equity in loss of unconsolidated subsidiaries	(2,635)	(2,635)		(3,693)		(23,970)	(23,970)		(17,256)		(7,968)
Minority interest	(2,252)	(2,252)		(1,319)		(5,207)	778		(639)		(1,291)
Benefit from income taxes	1,120	1,120		—		2,867	1,321		—		—

(Loss) income from continuing operations	$(6,136)	$2,381		$6,437		$(16,104)	$4,771		$15,810		$19,328

(Loss) income per share from continuing operations:
Basic	$(0.03)	$0.01	(1)	$0.05	(1)	$(0.08)	$0.02	(1)	$0.16	(1)	$0.30	(1)
Diluted	$(0.03)	$0.01	(1)	$0.05	(1)	$(0.08)	$0.02	(1)	$0.16	(1)	$0.30	(1)
Weighted average number of shares outstanding:
Basic	200,110	271,413	(1)	133,837	(1)	200,111	172,449	(1)	97,874	(1)	64,458	(1)
Diluted	200,185	271,413	(1)	133,837	(1)	200,411	172,449	(1)	97,874	(1)	64,458	(1)

	For the Quarter Ended March 31,			For the Year Ended December 31,

	Pro Forma	Historical		Pro Forma	Historical

	2004	2004	2003	2003	2003	2002	2001

	(in thousands, except per share and property data)
BALANCE SHEET DATA:
Hotel and resort properties, net	$4,824,914	$3,350,501	$1,574,515	$—	$3,357,376	$1,379,588	$933,568
Total assets	6,535,334	4,456,398	1,871,871	—	3,876,978	1,565,432	1,147,676
Mortgages payable	2,559,456	1,559,456	546,361	—	1,499,988	401,765	275,567
Other notes payable and line of credit	234,295	168,069	54,341	—	174,362	53,818	65,072
Total stockholders’ equity	3,104,533	2,444,998	1,143,657	—	1,940,741	1,014,323	640,776
CASH FLOW DATA:
Cash flow provided from operations	$—	$41,107	$23,321	$—	$112,887	$76,660	$58,408
Cash flow used in investing activities	—	(149,403)	(176,034)	—	(1,894,612)	(551,987)	(433,026)
Cash flow provided by financing activities	—	550,553	231,000	—	1,876,478	479,269	373,419
OTHER DATA:
Pro forma adjusted hotel and resort revenues(2)	$335,671	$—	$—	$1,279,083	$—	$—	$—
Funds from operations(3)	37,083	33,802	21,188	156,870	89,372	59,475	41,871
EBITDA(4)	75,926	58,269	27,644	315,619	141,366	76,745	57,244

(1)	Historical financial information has not been revised to give effect to our proposed reverse stock split.

(2)	For purposes of these presentations, our pro forma adjusted hotel and resort revenues includes 100% of our hotel and resort revenues for 89 wholly-owned hotels and resorts and our proportionate share of hotel and resort revenues for 20 consolidated joint venture properties and three unconsolidated joint venture properties for the quarter ended March 31, 2004. Pro forma adjusted hotel and resort revenues for the year ended December 31, 2003 includes 100% of our hotel and resort revenues for 88 wholly-owned hotels and resorts and our proportionate share of hotel and resort revenues for 20 consolidated joint venture properties and three unconsolidated joint venture properties. Pro forma adjusted hotel and resort revenues do not reflect one wholly-owned property under development as of March 31, 2004 or two under development as of December 31, 2003; or the rental income we recognize for the 17 properties, including one joint venture, we lease to third-party management companies on a triple-net basis and do not reflect the underlying hotel and resort revenues earned by our tenants at these properties. We believe pro forma adjusted hotel and resort revenues is useful to us and to an investor as a measure of our economic interest in the hotel and resort revenue streams of our properties. Hotel and resort revenues include room revenue, food and beverage revenue and revenue from other hotel and resort operating departments, such as spas, golf courses, parking, retail space rent and telephone services.

The following table presents a reconciliation of pro forma adjusted hotel and resort revenues to pro forma total hotel and resort revenues (in thousands):

	For the Quarter Ended
	March 31, 2004

			For the Year Ended
			December 31, 2003

Pro forma hotel and resort revenues
Rooms	$200,497		$788,384
Food and beverage	87,498		333,579
Other operating departments	52,257		197,963

Total pro forma hotel and resort revenues		340,252		1,319,926
Rental income	9,116		36,782
Credit enhancement revenue	6,376		25,430
Interest and other income	2,706		9,451

Total other revenue		18,198		71,663

Total revenues		358,450		1,391,589
Add: Pro rata hotel and resort revenues from unconsolidated properties		23,941		70,254
Subtract: Minority owners’ pro rata share of hotel and resort revenues		(28,522)		(111,097)
Subtract: Other revenue		(18,198)		(71,663)

Pro forma adjusted hotel and resort revenues		$335,671		$1,279,083

(3)	We consider FFO to be an indicative measure of operating performance due to the significant effect of depreciation of real estate assets on net income. We calculate FFO in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, which defines FFO as net income or loss determined in accordance with GAAP, excluding gains or losses from sales of property plus depreciation and amortization (excluding amortization of deferred financing costs) of real estate assets, and after adjustments for the portion of these items related to our unconsolidated partnerships and joint ventures. In October 2003, NAREIT issued additional guidance modifying the definition of FFO. The first modification revised the treatment of asset impairment losses and impairment losses incurred to write-down assets to their fair value at the date assets are classified as held for sale, to include such losses in FFO. Previously, such losses were excluded from FFO consistent with the treatment of gains and losses on property sales. The second modification clarified the treatment of original issue costs and premiums paid on preferred stock redemptions to deduct such costs and premiums in determining FFO available to common stockholders. This modification was consistent with the recently clarified treatment of these costs under GAAP. We adopted the modifications to the definition of FFO effective with our reported results for the first quarter of 2004. To date, we have had no losses or other impairments on asset sales.

In calculating FFO, net income is determined in accordance with GAAP and includes the noncash effect of scheduled rent increases throughout the lease terms. This is a GAAP convention requiring real estate companies to report rental revenue based on the average rent per year over the life of the leases. We believe that by excluding the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO can facilitate comparisons of operating performance between periods and between other equity REITs. We also believe FFO captures trends in occupancy rates, rental rates and operating costs. FFO was developed by NAREIT as a relative measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP, which assumes that the value of real estate diminishes predictably over time. In addition, we believe FFO is frequently used by securities analysts, investors and other interested parties in the evaluation of equity REITs, particularly in the lodging industry. However, FFO (1) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net income), (2) is not necessarily indicative of cash flow available to fund cash needs and (3) should not be considered as an alternative to net income determined in accordance with GAAP as an indication of our operating performance. FFO, as presented, may not be comparable to similarly titled measures reported by other equity REITs. Accordingly, we believe that in order to facilitate a clear understanding of our consolidated historical operating results, FFO should be considered only as supplemental information and only in conjunction with our net income as reported in the accompanying consolidated financial statements and notes thereto.

The following table presents a reconciliation of net income to FFO for the quarters ended March 31, 2004 (pro forma and historical) and 2003, and for the years ended December 31, 2003 (pro forma and historical), 2002 and 2001:

	Quarter Ended March 31,					Year Ended December 31,

	Pro					Pro
	Forma	Historical				Forma	Historical

	2004	2004		2003		2003	2003		2002		2001

	(in thousands)
(Loss) income from continuing operations available to common stockholders	$(6,136)	$2,381		$6,437		$(16,104)	$4,771		$15,810		$19,328
Adjustments:
Effect of unconsolidated subsidiaries	3,570	3,570		3,271		14,117	14,117		6,496		1,499
Effect of minority interest	(3,039)	(3,039)		(1,223)		(11,195)	(6,230)		(2,624)		(774)
Amortization of real estate assets	669	669		406		1,765	1,765		1,353		353
Depreciation of real estate assets	42,019	30,221		12,297		168,287	74,949		34,864		21,465
Effect of assumption of liabilities	—	—		—		—	—		3,576		—

Funds from operations	$37,083	$33,802		$21,188		$156,870	$89,372		$59,475		$41,871

Weighted average shares:
Basic	200,110	271,413	(*)	133,837	(*)	200,111	172,449	(*)	97,874	(*)	64,458	(*)

Diluted	200,185	271,413	(*)	133,837	(*)	200,411	172,449	(*)	97,874	(*)	64,458	(*)

(*)	Historical weighted average share amounts have not been restated to give effect to our proposed reverse stock split.

         Our calculation of pro forma FFO above does not consider the following items:

•	any revenues that may be earned from the advisory agreement we intend to enter into with CHP2;

•	for the year ended December 31, 2003 and the quarter ended March 31, 2004, $97.0 million and $31.0 million, respectively, of revenue recognized by CHC for acquisition and development fees and $31.9 million and $16.8 million, respectively, of related costs, both of which have been eliminated from our pro forma operating results because of the advisor acquisition;

•	approximately $39.0 million and $14.0 million of loss on extinguishment of debt for the year ended December 31, 2003 and the quarter ended March 31, 2004, respectively;

•	any synergies that reduce general and administrative expense for the periods prior to the RFS acquisition for the year ended December 31, 2003 and the KSL acquisition for both periods presented on a pro forma basis; and

•	approximately $23.8 million and $8.3 million of cash from membership deposits for the year ended December 31, 2003 and the quarter ended March 31, 2004, respectively. (For more information see page 67).

(4)	EBITDA is defined as income (losses) from continuing operations excluding: (1) interest expense, (2) income tax benefit or expense; and (3) depreciation and amortization. We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our financial performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our financial performance regardless of how we finance our operations and our capital structure. By excluding depreciation and amortization expense, which can vary by property based on factors unrelated to hotel and resort performance, we and our investors can more accurately assess the financial performance of our portfolio. Our management also uses EBITDA as one measure in determining the value of acquisitions and dispositions. In addition, we believe EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of equity REITs, particularly in the lodging industry. However, because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements of our business, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to interest rate changes or increased borrowings. EBITDA should be considered only as a supplement to net income (computed in accordance with GAAP) as a measure of our operating performance. Other equity REITs may calculate EBITDA differently than we do and, accordingly, our calculation of EBITDA may not be comparable to such other REITs’ EBITDA.

The following table presents a reconciliation of net (loss) income to EBITDA for the quarters ended March 31, 2004 and 2003 (pro forma and historical), and for the years ended December 31, 2003 (pro forma and historical), 2002 and 2001:

	Quarter Ended March 31,			Year Ended December 31,

	Pro			Pro
	Forma	Historical		Forma	Historical

	2004	2004	2003	2003	2003	2002	2001

	(in thousands)
(Loss) income from continuing operations	$(6,136)	$2,381	$6,437	$(16,104)	$4,771	$15,810	$19,328
Adjustments:
Depreciation and amortization	42,688	30,890	12,703	170,052	76,714	36,217	21,818
Interest and amortization of loan costs	40,494	26,118	8,504	164,538	61,202	24,718	16,098
Benefit from income tax	(1,120)	(1,120)	—	(2,867)	(1,321)	—	—

EBITDA	$75,926	$58,269	$27,644	$315,619	$141,366	$76,745	$57,244

     Our calculation of pro forma EBITDA above does not consider the following items:

•	any revenues that may be earned from the advisory agreement we intend to enter into with CHP2;

•	for the year ended December 31, 2003 and the quarter ended March 31, 2004, $97.0 million and $31.0 million, respectively, of revenue recognized by CHC for acquisition and development fees and $31.9 million and $16.8 million, respectively, of related costs, both of which have been eliminated from our pro forma operating results because of the advisor acquisition;

•	for the year ended December 31, 2003 and the quarter ended March 31, 2004, $12.3 million and $3.1 million, respectively, of minority interest and unconsolidated subsidiary share of depreciation and interest expense;

•	approximately $39.0 million and $14.0 million of loss on extinguishment of debt for the year ended December 31, 2003 and the quarter ended March 31, 2004, respectively;

•	any synergies that reduce general and administrative expense for the periods prior to the RFS acquisition for the year ended December 31, 2003 and the KSL acquisition for both periods presented on a pro forma basis; and

•	approximately $23.8 million and $8.3 million of cash from membership deposits for the year ended December 31, 2003 and the quarter ended March 31, 2004, respectively. (For more information see page 67).

RISK FACTORS

      An investment in our common stock involves significant risks, including the risk of losing your entire investment, and therefore is suitable only for persons who understand those risks and their consequences and who are able to bear the risk of loss of their investment. In evaluating our business, prospective investors should carefully consider the following risk factors in addition to other information set forth elsewhere in this prospectus before making their investment decisions. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Operations

A small number of hotels and resorts represent a high percentage of our pro forma adjusted hotel and resort revenues and significant adverse changes at any one of these hotels or resorts may affect our ability to make distributions to stockholders.

      Ten of our hotels and resorts represent 50.0% of our pro forma adjusted hotel and resort revenues for the quarter ended March 31, 2004. Significant adverse changes in the operations of any one of these hotels or resorts could adversely affect our results of operations, financial condition, ability to service debt and ability to make distributions to stockholders.

Funds available to distribute to our stockholders may not be sufficient to make distributions at expected levels.

      In the past, we have relied on borrowings to make distributions to stockholders. In the future, we may be unable to pay our estimated annual distribution to stockholders out of cash from operations. During the year ended December 31, 2003, we used $17.1 million of borrowings on our former line of credit to fund distributions, and our cash from operations for 2003 was supplemented by $41.5 million of cash from credit enhancements. During the quarter ended March 31, 2004, we used $9.5 million in proceeds from long-term debt to fund distributions, and our cash from operations for the quarter was supplemented by $9.8 million of cash from credit enhancements. If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital, borrow to provide funds for such distribution, or reduce the amount of such distribution. We anticipate that, in the near term, we will borrow on our new secured revolving credit facility to pay expected distributions because funds otherwise available to distribute to our stockholders will not be sufficient. If we fund distributions by borrowing, our ability to borrow for other purposes, such as acquisitions, may be diminished. In the event the underwriters’ option is exercised, pending investment of the proceeds therefrom, our ability to pay distributions out of cash from our operations may be further adversely affected because more shares will be outstanding.

We do not operate our hotels and resorts and, as a result, are dependent on third-party management companies.

      In order for us to satisfy certain REIT qualification rules, we cannot directly operate any of our hotels and resorts or participate in the decisions affecting their daily operations. Instead, we, through a TRS lessee, must enter into management agreements with third-party management companies, or we must lease our hotels and resorts directly to third-party tenants. We do not control these third-party management companies and tenants who operate and are responsible for maintenance and other day-to-day management of our hotels and resorts, including the implementation of strategic decisions. Thus, even if we believe our hotels and resorts are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, RevPAR or ADRs, we may not be able to require the third-party management company or tenant to change its method of operation of our hotels and resorts. Our results of operations, financial condition, ability to service debt and ability to make distributions to stockholders are, therefore, dependent on the ability of these third-party management companies and tenants to operate our hotels and resorts successfully.

      If we replace a third-party management company or tenant, we may be required by the terms of the relevant management agreement or lease to pay substantial termination fees, and we may experience significant disruptions at the affected hotels and resorts. While it has been our policy to enter into agreements only with third-party management companies and tenants with substantial prior hotel and resort experience, we may not be able to make such arrangements in the future.

Our TRS structure subjects us to the risk of increased hotel and resort operating expenses.

      The performance of our TRS lessees is based on the operations of our hotels and resorts. Our operating risks include not only changes in hotel and resort revenues and changes to our TRS lessees’ ability to pay the rent due under the leases, but also increased hotel and resort operating expenses, including, but not limited to, the following:

•	wage and benefit costs;

•	repair and maintenance expenses;

•	energy costs;

•	property taxes;

•	insurance costs; and

•	other operating expenses.

      Any increases in these operating expenses could have a significant adverse impact on our income and cash flows.

We operate many of our hotels and resorts through a limited number of third-party management companies and could be adversely affected if those third-party management companies or their brands experience negative publicity or other adverse developments.

      A former KSL affiliate, Marriott and Hilton managed hotels that generated 42.6%, 25.9% and 19.3%, respectively, of our pro forma adjusted hotel and resort revenues for the quarter ended March 31, 2004. Because of this concentration, adverse publicity or other adverse developments that affect the former KSL affiliate, Marriott or Hilton or their brands generally may materially decrease our results of operations, financial condition, ability to service debt and ability to make distributions to our stockholders. We may increase our concentration in a limited number of third-party management companies.

Our inability or that of third-party management companies or our third-party tenants to maintain franchise licenses could decrease our revenues.

      Maintenance of franchise licenses for our hotels and resorts is subject to our franchisors’ operating standards and other terms and conditions. Franchisors periodically inspect our hotels and resorts to ensure that we, our third-party tenants and third-party management companies maintain their standards. Failure by us or one of our third-party tenants or third-party management companies to maintain these standards or comply with other terms and conditions could result in a franchise license being canceled. If a franchise license terminates due to our failure to make required improvements or to otherwise comply with its terms, we may also be liable to the franchisor for a termination payment, which varies by franchisor and by hotel or resort. As a condition to maintenance of a franchise license, a franchisor could also require us to make capital expenditures, even if we do not believe the capital improvements are necessary, desirable, or likely to result in an acceptable return on our investment. We may risk losing a franchise license if we do not make franchisor-required capital expenditures.

      If a franchisor terminates the franchise license, we may try either to obtain a suitable replacement franchise or to operate the hotel or resort without a franchise license. The loss of a franchise license could materially and adversely affect the operations or the underlying value of the hotel or resort because of the loss associated with the brand recognition and/or the marketing support and centralized reservation systems provided by the franchisor. A loss of a franchise license for one or more hotels or resorts could materially and adversely affect our results of operations, financial condition, ability to service debt and ability to make distributions to our stockholders.

We may not be able to identify or complete suitable acquisitions that meet our investment criteria, which may impede our growth or diminish our profitability.

      Our ability to expand through acquisitions is integral to our business strategy and requires us to identify suitable acquisition candidates or investment opportunities that meet our investment criteria and are compatible with our growth strategy. We may not be successful in identifying or consummating acquisitions or investments on satisfactory terms or at all, which would slow our growth and, in turn, could adversely affect our stock price.

      Our ability to acquire properties on favorable terms may be subject to the following significant risks:

•	we may be unable to acquire a desired property because of competition from other real estate investors with significant capital, including other affiliated and non-affiliated REITs, institutional pension funds, private equity investors and owner-operators of hotels and resorts;

•	even if we are able to acquire a desired property, competition from other potential acquirers may significantly increase the purchase price, which could affect our profitability;

•	we may be unable to finance an acquisition on favorable terms or at all;

•	we may spend more time and funds than the time and amounts budgeted to make necessary improvements or renovations to acquired properties; and

•	we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to known or unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by persons dealing with former owners of the properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

Resorts operated under interim management agreements may not perform as well as they would under long-term management agreements.

      On April 2, 2004, we completed the KSL acquisition, which includes six luxury and upper upscale destination resorts that represent 37.1% of our pro forma adjusted hotel and resort revenues for the quarter ended March 31, 2004. Concurrent with the closing of the KSL acquisition, we entered into interim management agreements with an affiliate of the former KSL parent pursuant to which the KSL parent affiliate will act as the third-party management company for these six properties for a period of nine months. We may experience disruptions in business during the interim period before we enter into long-term management agreements for the properties. In addition, the interim third-party management companies may decide to focus more of their resources on other properties with respect to which they have long-term management agreements.

We may be unable to integrate acquired hotels and resorts into our operations or otherwise manage our planned growth, which may adversely affect our operating results.

      Since January 2001, we have acquired 104 hotels and resorts for over $6.0 billion. We plan to continue to acquire a substantial number of additional hotels and resorts. We may be unable to adapt our management, administrative, accounting and operational systems, or to hire and retain sufficient operational staff, to integrate these investments into our portfolio and manage any future acquisitions of additional assets without operating disruptions or unanticipated costs. Acquisitions of hotels and resorts generate additional operating expenses that we are required to pay. As we acquire additional hotels and resorts, we will be subject to the operational risks associated with owning new lodging properties. Our failure to integrate any acquisitions into our portfolio successfully could have a material adverse effect on our results of operations, financial condition, ability to service debt and ability to make distributions to our stockholders.

Hotels and resorts with limited operating history that we acquire may not achieve desired results.

      We seek to acquire a substantial number of hotels and resorts, including hotels and resorts that may be acquired with the net proceeds from borrowings under our new secured revolving credit facility, which we expect will be available to us upon completion of this offering. Many of our acquisitions are likely to be newly-

developed hotels and resorts. Newly-developed or newly-renovated hotels and resorts may not have operating histories sufficient to allow us to make decisions in acquiring these hotels and resorts based on historical performance. The purchase prices of these hotels and resorts are typically based upon our expectations of their anticipated operating results, subjecting us to risks that such hotels and resorts may not achieve anticipated operating results within anticipated time frames or may never achieve these results. Consequently, we may not be able to generate enough cash flow from these hotels and resorts to make debt payments or pay operating expenses. In addition, room revenues may be lower than those required to provide us with our anticipated return on investment. Our failure to achieve desired results could have a material adverse effect on our results of operations, financial condition, ability to service debt and ability to make distributions to stockholders.

We may be unable to complete and operate developed properties successfully.

      We intend to continue to develop and substantially renovate hotels and resorts. Our future development and construction activities involve the following significant risks:

•	we may be unable to obtain construction financing or, if we finance development projects through construction loans, permanent financing, at all or on favorable terms;

•	we may not complete development projects on schedule or within budgeted amounts;

•	we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy, and other required governmental permits and authorizations; and

•	occupancy rates and rents at newly developed or renovated properties may fluctuate depending on a number of factors, including market and economic conditions, and may result in our investment not being profitable.

Changing brand affiliation, changing third-party management companies and/or repositioning through renovation our hotels and resorts may not improve their financial performance.

      Since January 2001, we have changed brand affiliation, changed third-party management company and/or repositioned through renovation 36.8% of our hotels and resorts based on number of rooms. We undertake these actions to improve results of operations at these properties. If these renovations, changes of brand affiliation and/or changes of third-party management companies at our properties do not, in fact, improve their financial performance, our results of operations, financial condition, ability to service debt and ability to make distributions to our stockholders, may be adversely affected.

Many of our hotels and resorts are located in California, Arizona, Hawaii and Florida, which increases our exposure to the risks of adverse local economic conditions.

      Based on pro forma adjusted hotel and resort revenues for the quarter ended March 31, 2004, approximately 29.6% of our properties are located in California, 14.0% in Arizona, 12.0% in Hawaii and 11.7% in Florida. As a result, in addition to adverse developments in the U.S. economy and in the lodging industry generally, adverse events or conditions in those markets, such as a localized economic recession or an increase in state or local tax rates, could have a disproportionately adverse effect on our results of operation, financial condition, ability to service debt and ability to make distributions to stockholders.

We are dependent on key personnel whose continued service is not guaranteed.

      We rely on a small number of persons who comprise our existing senior management, particularly Thomas J. Hutchison III, our chief executive officer, and John A. Griswold, our president and chief operating officer, to carry out our business and investment strategies. While we have entered into employment contracts with five of our senior management that are effective upon consummation of the advisor acquisition, including Messrs. Hutchison and Griswold, they may nevertheless cease to provide services to us at any time. The loss of the services of any of our key management personnel, or our inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results. As we expand, we will continue to need to attract and retain qualified additional senior management, but may not be able to do so on acceptable terms.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on a co-venturer’s financial condition and disputes between us and our co-venturers.

      We are currently involved in 12 joint ventures that own a total of 24 hotels and resorts. We may continue to co-invest with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or entity. In these situations, we are not in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers.

Our acquisition strategy is concentrated in the luxury resort and upper upscale segments of the lodging industry, which have higher fixed costs than other industry segments.

      Our entire business relates to hotels and resorts, and our current business strategy is to acquire hotels and resorts primarily in the luxury resort and upper upscale segments of the lodging industry. Accordingly, our business, financial condition and results of operations may be particularly susceptible to a downturn in the lodging industry, in general, or in the luxury resort or upper upscale segments, in particular. The luxury resort and upper upscale segments of the lodging industry may be subject to greater volatility than other segments. In periods of weak demand, profitability is negatively affected by the relatively high fixed costs of operating luxury and upper upscale hotels and resorts, when compared to other classes of hotels and resorts. The adverse effects of any such downturn on our revenues and ability to make distributions to stockholders could be more pronounced than if we had diversified our investments outside of the lodging industry or in additional industry segments.

We may invest in properties outside of the United States, which will subject us to different legal, monetary and political risks, as well as currency exchange risks, and may cause unpredictability in a source of our cash flows.

      We currently own a hotel in Montreal, Canada and may in the future invest in other hotel and resort properties located outside the U.S. International investments and operations generally are subject to various political and other risks that are different from and in addition to those for U.S. investments and operations, including:

•	enactment of laws prohibiting or restricting the foreign ownership of property;

•	laws restricting us from repatriating profits earned from activities within the foreign country, including the payment of distributions;

•	exchange rate fluctuations;

•	change in the availability, cost and terms of mortgage funds resulting from varying national economic policies or changes in interest rates; and

•	terrorism, war or civil unrest.

      Unfavorable legal, regulatory, economic or political changes such as those described above could adversely affect our financial condition and results of operations if we invest in additional properties outside the U.S. We have limited experience owning hotels or resorts outside the U.S.

We may not generate advisory revenues unless CHP2 raises capital to fund its operations.

      We intend to enter into an advisory agreement with CHP2, a newly-formed REIT affiliated with CNL Financial. CHP2 does not currently own any hotels. CHP2 plans to raise capital to invest in upscale, midscale and economy hotels, but its plans are subject to receipt of regulatory approvals and the sale of its securities to the public. Unless CHP2 successfully raises sufficient capital to begin acquiring hotels, we may not earn any advisory revenues.

Termination of our advisory agreements may decrease our revenues.

      We currently expect to receive revenues from an advisory agreement we plan to enter into with CHP2. We may in the future enter into advisory agreements with other REITs affiliated with CNL Financial. These advisory agreements may be terminated by either party upon 60 days’ notice, whether or not the other party is in breach. If CHP2 or other REITs with whom we may enter into advisory agreements terminate these agreements, our revenues may decrease, which could adversely affect our income and cash flow.

Adverse tax consequences may deter us from selling any of the hotels and resorts we acquired as part of the KSL acquisition even if we would otherwise choose to do so.

      The fair market value of the hotels and resorts we acquired as part of the KSL acquisition exceeded the adjusted basis of the properties at the time we acquired them, which is considered “built-in gain” for tax purposes. If we sell any of these properties within ten years and recognize gain on the sale, the “built-in gains” for the property will be subject to tax at the highest corporate rate applicable. Because of these adverse tax consequences, we may refrain from selling these properties within the ten-year period, even if we would otherwise consider it advisable to do so.

Our net income per share initially will decrease as a result of the advisor acquisition.

      Our net income in the near term will decrease as a result of the advisor acquisition in connection with the non-cash charge to net income we will incur for the portion of the consideration that relates to the costs for terminating our prior advisory agreement. We will not incur certain expenses previously paid to CHC, however, our expenses will include the salaries and benefits of our officers and the other employees previously paid for by CHC which exceeded the management fees we paid in 2003. Further, our net income per share will decrease in the near term due to the additional expenses recognized and in the long term because of the additional shares issued pursuant to the advisor acquisition, representing approximately 6.7% of our total number of common shares outstanding after completion of this offering. These results do not give effect to any ancillary revenues which may be received in the future for performing advisory services for CHP2. If the expenses we assume as a result of the advisor acquisition are higher than we anticipate, our net income per share may be lower as a result of the advisor acquisition than it otherwise would have been.

      Additionally, we decided to pursue the advisor acquisition because we believe that public equity investors and market analysts could view us less favorably if we remained externally advised following listing on the NYSE. We based this conclusion on the fact that publicly traded REITs are predominantly self-advised. Our conversion to a self-advised structure may not have the positive effects we expect and may not increase the market price of our common stock.

Following the advisor acquisition we will be responsible for overhead and employment costs.

      Our overhead, on a consolidated basis, will increase as a result of becoming self-advised following the advisor acquisition. If we fail to raise and/or invest additional capital, we may not be able to cover this new overhead. Prior to the advisor acquisition, the responsibility for overhead was borne by CHC.

      Prior to the advisor acquisition, we did not directly employ any employees. As a result of the advisor acquisition, we will directly employ persons who were employees of CHC and will establish a new defined contribution retirement plan. As an employer, we will be subject to those potential liabilities that are commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances, and we will bear the costs of the establishment and maintenance of employee benefit plans.

The advisor acquisition might cause us to lose our REIT status for tax purposes.

      In order to maintain our status as a REIT for federal income tax purposes, we are not permitted to have current or accumulated earnings and profits carried over from CHC in the advisor acquisition. Prior to the advisor acquisition, CHC will distribute all of its estimated current and accumulated earnings and profits to its stockholders. Additionally, CHC has represented, and we will receive written confirmation from our accountants, that CHC will not have any current or accumulated earnings and profits as of the effective time of the advisor acquisition. Nevertheless, if the IRS were to successfully assert that we did acquire current or accumulated earnings and profits from CHC and failed to distribute, during our taxable year in which the advisor acquisition occurs, all of such earnings and profits, we would lose our REIT qualification for the year of the advisor acquisition, any other taxable years during which we held such acquired earnings and profits and the four taxable years following any such year, unless, in the year of such determination, we make an additional distribution of the amount of earnings and profits determined to be acquired from CHC plus any required interest charge. In order to make such an additional distribution, we could be required to borrow funds or sell assets even if prevailing market conditions were not generally favorable. For any taxable year that we fail to qualify as a REIT, we would not be entitled to a deduction for dividends paid to our stockholders in calculating our taxable income. Consequently, our net assets, our net income, and our distributions to our stockholders would be substantially reduced because of our increased tax liability.

Some of our third-party tenants and third-party management companies may have the right to purchase our properties.

      A third-party tenant that leases two of our properties and two third-party management companies that, in the aggregate, manage 70 of our properties have a right of first offer to purchase the properties leased or managed by them in the event that we elect to sell the underlying property to an unaffiliated entity. Pursuant to our agreement, we must notify the third-party tenant or management company of our intention to sell a property, and it then has a period not to exceed 30 days to negotiate the terms of purchase acceptable to us. If we cannot reach agreement within those 30 days, we may pursue other buyers for the property. The right of first offer held by the third-party tenant and the third-party management companies may impact our ability to dispose of properties in a timely manner, which could affect our results of operations and cash flows.

Decreasing funding from credit enhancements may adversely affect our distributions to stockholders.

      In the past when we have leased hotels and resorts to our third-party tenants, we have required certain of them to provide performance guarantees or other credit enhancements in order to assure us minimum levels of revenue. Due to industry and economic conditions during the last two years, the performance of some of the properties for which credit enhancements were in place required the tenants to fund a significant amount of the credit enhancement and, in turn, we have utilized much of the funds received from credit enhancements to fund a portion of our distributions. During the quarter ended March 31, 2004 and the year ended December 31, 2003, we utilized $9.8 million and $41.5 million, respectively, in cash from credit enhancements. As of March 31, 2004, funds available to us from our credit enhancements had begun to be fully utilized or had expired. We may be unable to obtain additional credit enhancements on existing or newly acquired properties in the future. The decreased availability of credit enhancements may adversely affect our cash flow and our distributions to stockholders.

Risks Related to the Lodging Industry

The recent economic slowdown, the events of September 11, 2001, military activity in the Middle East and the outbreak of Severe Acute Respiratory Syndrome, or SARS, have adversely affected the travel and lodging industries, and these adverse effects may continue.

      As a result of the attacks on the World Trade Center and the Pentagon on September 11, 2001, the SARS outbreak, war in Iraq and the effects of the economic recession, the lodging industry has experienced a significant decline in business caused by a reduction in travel for both business and pleasure. Like the rest of the lodging industry, our hotels and resorts have experienced declines in occupancy and ADR due to the reduction in travel.

      We are unable to predict with certainty when or if travel and lodging demand will be fully restored to normal levels. We cannot presently determine the impact that the September 11, 2001 terrorist attacks, future events such as military or police activities in the U.S. or foreign countries and future terrorist activities or threats of such activities, or health epidemics could have on our business. Our business and properties may continue to be affected, including hotel and resort occupancy and revenues, and, as a result, our revenues may remain at reduced levels or be reduced further. In addition, other terrorist attacks, health epidemics, acts of war, prolonged U.S. involvement in Iraq or other significant military activity could have additional adverse effects on the economy in general, and the travel and lodging industry in particular. These factors could have a material adverse effect on the markets on which shares of our common stock will trade, the lodging industry at large, and our results of operations, financial condition, ability to service debt and ability to make distributions to our stockholders.

We do not have control over the market and business conditions that affect the value of our hotels and resorts.

      Our hotels and resorts are subject to varying degrees of risk generally common to the ownership of hotels and resorts, many of which are beyond our control, including the following:

•	increased competition from other hotel and resort properties in our markets;

•	new hotel and resort supply in our markets, which adversely affects occupancy and revenues at our hotels and resorts;

•	dependence on business, commercial and leisure travelers and tourism;

•	dependence on group and meeting/conference business;

•	increases in energy costs, increased threat of terrorism, terrorist events, airline strikes or other factors that may affect travel patterns and reduce the number of business and commercial travelers and tourists;

•	increases in operating costs due to inflation and other factors that may not be offset by increased room rates;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in, and the related costs of compliance with, governmental laws and regulations, fiscal policies and zoning ordinances;

•	adverse effects of international, national, regional and local economic and market conditions; and

•	risks generally associated with the ownership of hotel and resort properties and real estate, as we discuss in more detail below.

      These factors could have an adverse effect on our financial condition, results of operations and ability to make distributions to our stockholders.

The lodging industry is highly competitive.

      The lodging industry is highly competitive. Our hotels and resorts compete with other existing and new hotels and resorts in their geographic markets. Since we do not operate our hotels and resorts, our revenues depend on the ability of the third-party management companies and our-third party tenants to compete successfully with other hotels and resorts in their respective markets. Many of our competitors have substantially greater marketing and financial resources than we do. If the third-party management companies and our third-party tenants are unable to compete successfully or if our competitors’ marketing strategies are effective, our results of operations, financial condition, ability to service debt and ability to make distributions to our stockholders may be adversely affected.

The lodging industry is seasonal in nature.

      The seasonality of the lodging industry can be expected to cause quarterly fluctuations in our revenues. Generally, hotel and resort revenues are greater in the second and third quarters than in the first and fourth quarters, and our hotels’ and resorts’ operations have historically reflected this trend. In addition, our quarterly net income may be adversely affected by factors outside our control, such as extreme weather conditions, terrorist attacks or alerts, outbreaks of contagious diseases, airline strikes, economic factors and other considerations affecting travel. To the extent that cash flows from operations are insufficient during any quarter, due to temporary or seasonal fluctuations in revenues, we may borrow in order to make distributions to our stockholders. Those borrowings may reduce the amounts available for other purposes, such as acquisitions.

Operating costs and capital expenditures for hotel and resort renovation may be greater than anticipated.

      Our hotel and resort properties, particularly older structures, have an ongoing need for renovations and other capital improvements, including periodic replacements. Some of these capital improvements may be mandated by health, safety or other regulations. In addition, we may acquire hotels and resorts in the future that require significant renovation. These capital improvements may give rise to the following risks:

•	possible environmental problems;

•	construction cost overruns and delays;

•	a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on affordable terms; and

•	uncertainties as to market demand or a loss of market demand after capital improvements have begun.

      If these expenses exceed our estimates, the additional cost could have an adverse effect on amounts available for distribution to stockholders.

The increasing use of Internet travel intermediaries by consumers may adversely affect our profitability.

      Some of our hotel and resort rooms are booked through Internet travel intermediaries such as Travelocity.com, Expedia.com, Orbitz.com, Hotels.com and Priceline.com. As Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from our third-party management companies. Moreover, some of these Internet travel intermediaries are attempting to offer hotel and resort rooms as a commodity, by increasing the importance of price and general indicators of quality (such as “three-star downtown hotel”) at the expense of brand identification. Consumers may eventually develop brand loyalties to their reservations system rather than to our hotel and resort brands, which could have an adverse effect on our business because we rely heavily on brand identification. If the amount of sales made through Internet intermediaries increases significantly and the third-party management companies and our third-party tenants fail to appropriately price room inventory in a manner that maximizes yields, room revenues may flatten or decrease and our profitability may be adversely effected.

Risks Related to Conflicts of Interest

We may compete with our affiliates, including CHP2, for properties.

      We intend to advise CHP2 on the selection and acquisition of properties. While CHP2 will not initially target acquisitions in our industry segments, the possibility exists that an available portfolio or property could satisfy our acquisition criteria as well as those of CHP2. As proposed, we will allocate these properties based upon specified conflict resolution procedures. If agreed upon, these procedures, which may be amended by our independent directors without the vote of our stockholders, may allocate properties to CHP2 that compete with one or more of our properties, or, absent the agreed procedure, we would seek to acquire. As proposed, the advisory agreement that contains the conflict resolution procedures with CHP2, could be cancelled on 60 days’ notice in accordance with guidelines established by the North American Securities Administrators Association.

      In addition to affiliates we intend to advise, certain of our other affiliates could seek to acquire properties that, while not directly in our industry segment, could satisfy our acquisition criteria. One such affiliate, CIP, will seek to acquire leisure properties, such as marinas, golf course operations and ski resorts. Although those properties are not in the industry segment we intend to pursue, a leisure property could contain a hotel or resort that satisfies our acquisition criteria. CIP has given us a right of first offer for properties in which 50% or more of the revenues during the prior 12 months were derived from the hotel or resort. As a result, we may decide not to pursue acquisitions of properties we would otherwise seek to acquire in order to avoid bidding against an affiliated company. CIP may revoke this right of first refusal at any time.

Our chairman and vice-chairman of the board of directors will have competing demands on their time and attention.

      The vice-chairman of our board of directors, Mr. Bourne, will also serve as a director and chief executive officer of CHP2. Mr. Seneff, chairman of our board of directors, and Mr. Bourne are also officers and directors of CNL Financial, its subsidiaries and other CNL sponsored REITs. They will not devote all of their attention to us and could take actions that are more favorable to these other entities than to us. They also separately own interests in two of our properties, as well as minority interests in two hotels and resorts that we do not own.

We may invest with our affiliates.

      We may invest in joint ventures or other programs sponsored by affiliates of two of our directors, Messrs. James M. Seneff, Jr. and Robert A. Bourne, including CHP2. The independent directors on our board of directors must approve any such transaction. Management’s recommendation to our independent directors may be affected by its relationship with one or more of the co-venturers and may be more beneficial to the other programs than to us.

We rely on related parties to provide administrative services.

      We make payments to CNL Shared Services, Inc., CNL Financial and CNL Real Estate Group, Inc. for certain administrative services. These payments include fees for payroll processing, office administration, telecommunications services, information technology equipment and support, human resources management and administration and marketing. We may pay more for certain of these services than we would under agreements with third parties. Mr. Seneff, his wife and their affiliates control, and own a substantial majority of the economic interest in, these entities.

General Risks Related to the Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

      Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotel or resort properties in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors that are beyond our control, including general economic conditions, availability of financing, interest rates and other factors, such as supply and demand.

      We may decide to sell our hotels and resorts in the future, but we may be unable to sell any hotel or resort property on favorable terms. It may take an unexpectedly long time to find a willing purchaser and to close the sale of a hotel or resort property. The sale of some properties, including any properties from the KSL acquisition, might subject us to significant adverse tax consequences. Therefore, we may refrain from liquidating those properties, even if it would otherwise be advisable to do so.

      We may be required to expend funds to correct defects or to make improvements before a hotel or resort property can be sold. We may not have funds available to correct those defects or to make those improvements. In acquiring a hotel or resort property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could have a material adverse effect on our results of operations and financial condition, as well as our ability to pay distributions to stockholders.

              Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to our stockholders.

      We, the third-party tenants or the third-party management companies maintain insurance on each of our properties, including coverage for general liability, umbrella liability, workers’ compensation and property damage (including earthquake, flood, business income and ordinance coverage) under policy forms we believe are customarily obtained by hotel owners. Some of our hotels and resorts are located in areas of the country where they may experience hurricane or high-wind activity, while others are located in areas that are subject to earthquake activity. Of the hotels and resorts located in areas of high seismic risk, some were constructed under building codes that were less stringent with regard to earthquake related requirements. An earthquake could cause significant uninsured damage to these properties. Properties for which we, the third-party tenants or the third-party management companies maintain earthquake insurance are insured subject to deductibles that we believe are customarily obtained by hotel owners. For example, the La Quinta Resort & Club in California is currently insured for earthquake damage following a deductible of 5% per unit, up to $15 million with any excess self-insured. In addition, the Claremont Resort & Spa in California is currently insured for earthquake damage as follows:

•	following a deductible of 5% per unit, the properties are insured against loss or damage up to $15 million;

•	the next $10 million of loss or damage is self-insured;

•	the next $35 million of loss or damage is insured; and

•	any loss or damage in excess of the aggregate described above is self-insured.

      However, insurance for certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes and acts of terrorism, may be or become either unavailable, too difficult to obtain or not economically feasible. An uninsured loss or a loss in excess of insured limits could have a material adverse effect on our results of operations and distributions to stockholders could be reduced. Also, we may not be able to obtain financing if a lender were to require that we purchase this type of insurance coverage as a condition to a financing and we were unable to obtain such coverage.

      Additionally, inflation, changes in building codes and ordinances, environmental considerations and other facts or also might make it impractical to use insurance proceeds to replace a particular hotel or resort after it was damaged or destroyed. In those circumstances, the insurance proceeds received by us might not be adequate to restore our economic position. If any of these or similar events occur, it may reduce the return from the property and the value of our investment.

Increases in property taxes could adversely affect our ability to make expected distributions.

      Each hotel and resort is subject to real and personal property taxes. The real and personal property taxes on hotel and resort properties in which we invest may increase as property tax rates change and as the properties are assessed or reassessed by taxing authorities. Many state and local governments are facing budget deficits that have led many of them, and may in the future lead others, to increase assessments and/or taxes. If property taxes increase, our ability to make expected distributions to our stockholders could be adversely affected.

Environmental matters could adversely affect our results.

      The costs of complying with existing environmental laws, ordinances and regulations, and future legislation may significantly increase our operating expenses. Under various federal and state environmental laws and regulations, as a current or previous owner of real estate, we may be required to investigate and clean up certain hazardous or toxic substances, asbestos-containing materials, or petroleum product releases at our properties. We may also be held liable to a governmental entity or to third parties for tenant property damage and for the costs of investigation, removal or remediation of hazardous or toxic substances on, under or in such property. Environmental laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of complying with environmental laws could materially decrease funds available to distribute to stockholders. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The presence of contamination or the failure to remediate contamination at any of our properties may adversely effect our ability to sell or lease the properties or to borrow using the properties as collateral. We could also be liable under common law to third parties for damages and injuries resulting from environmental contamination coming from our properties.

      We obtain Phase I environmental studies for each property before we acquire it. Nevertheless, it is possible that these reports, when obtained, do not reveal all environmental liabilities or that there are material environmental liabilities of which we are unaware. In certain situations, we may determine to acquire a property in which an environmental assessment indicates that a problem exists and has not been resolved at the time the property is acquired, provided that (A) the seller has (1) agreed in writing to indemnify us and/or (2) established in escrow cash funds equal to a predetermined amount greater than the estimated costs to remediate the problem; or (B) we have negotiated other satisfactory arrangements, such as a reduction in the purchase price. We cannot be sure, however, that any seller will be able to pay under an indemnity we obtain or that the amount in escrow will be sufficient to pay all remediation costs. Further, we cannot be sure that all environmental liabilities have been identified or that no prior owner, tenant, management company or occupant has created an environmental condition not known to us. Future laws, ordinances or regulations may impose additional material environmental liability. The current environmental condition of our properties may be affected by the tenants, third-party management companies and occupants of the properties, by the condition of land or operations in the vicinity of the properties (such as the presence of underground storage tanks), or by unrelated third parties. Environmental liabilities that we may incur could have an adverse effect on our financial condition or results of operations.

Costs associated with complying with the Americans with Disabilities Act may adversely effect our financial condition and results of operations.

      Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While we believe that our hotels and resorts are substantially in compliance with these requirements, a determination that we are not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. In addition, changes in governmental rules and regulations or enforcement policies affecting the use and operation of the hotels and resorts may occur. If we were required to make substantial modifications at the hotels and resorts to comply with the ADA or other changes in governmental rules and regulations, our ability to make expected distributions to our stockholders could be adversely affected.

We will have no economic interest in the land underlying ground lease properties.

      We hold all or a material portion of six of our properties through ground leases. For these properties, we do not own the underlying land, unless we enter into an assignment or other agreement. Thus, with respect to these ground lease properties, we will have no economic interest in the land or building at the expiration of the lease on the underlying land, although we generally will retain partial ownership of, and will have the right to remove, any equipment that we may own in the building. As a result, while we will share in the income stream derived from the lease, we will not share in any increase in value of the land associated with any ground lease property.

We may incur significant costs complying with other regulations.

      The properties in our portfolio are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. We believe that the properties in our portfolio are currently in material compliance with all applicable regulatory requirements. However, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely affect our results of operations, financial condition, ability to service debt and ability to make distributions to our stockholders.

Risks Related to Our Debt Financings

Our debt level reduces funds available to distribute to our stockholders and may expose us to the risk of default under our debt obligations.

      Upon completion of this offering and the application of the net proceeds, we anticipate that our total pro forma consolidated indebtedness will be approximately $2.8 billion, and we may incur significant additional debt to finance future acquisition and development activities. We intend to enter into the $1.0 billion 2004 financing transaction with an affiliate of Deutsche Bank Securities Inc., one of our underwriters and we intend to enter into an approximately $500.0 million secured revolving credit facility with an affiliate of Banc of America Securities LLC, one of our joint book-running managers, and an affiliate of Deutsche Bank Securities Inc., acting as joint lead arrangers. An affiliate of Banc of America Securities LLC will serve as the administrative agent for this credit facility, and several of our underwriters will act as lenders, which we expect to have in place upon consummation of this offering and the currently contemplated financing transactions. At completion of this offering, we expect to borrow $146.9 million in connection with this offering and $24.1 million to repay an existing credit line.

      Payments of principal and interest on borrowed funds may leave us with insufficient cash resources to invest in our properties or to pay the distributions currently contemplated or necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may be unable to borrow additional funds as needed or on favorable terms;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	because a significant portion of our debt bears interest at variable rates, increases in interest rates could materially increase our interest expense;

•	we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

•	we may default on our obligations and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases;

•	our debt level could place us at a competitive disadvantage compared to our competitors with less debt;

•	we may experience increased vulnerability to economic and industry downturns, reducing our ability to respond to changing business and economic conditions;

•	we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations; and

•	our default under any one of our loans with cross default or cross collateralization provisions could result in a default under our other loans.

      If any of these events were to occur, our result of operations, financial condition, ability to service debt service and ability to make distributions to our stockholders could be adversely effected. Additionally, after servicing our debt, we may be forced to draw funds from our new secured revolving credit facility in order to make expected distributions to you or distributions required to maintain our qualification as a REIT. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, a circumstance which could hinder our ability to meet the REIT distribution requirements imposed by the Code.

We could become more highly leveraged because our organizational documents contain no limitation on the amount of debt we may incur.

      Our organizational documents contain no limitations on the amount of indebtedness that we or our operating partnerships may incur. Although we intend to maintain a balance between our total outstanding indebtedness and the value of our portfolio, we could alter this balance at any time, which could have the following effects:

•	if we become more highly leveraged, then the resulting increase in debt service could adversely affect our results of operations, financial condition, ability to service debt and ability to make distributions to our stockholders;

•	our debt level could place us at a competitive disadvantage compared to our competitors with less debt; and

•	we may experience increased vulnerability to economic and industry downturns, reducing our ability to respond to changing business and economic conditions.

Increases in interest rates and/or the failure of our interest rate protection arrangements to reduce our interest rate volatility may increase our interest expense and adversely affect our cash flow and our ability to service our indebtedness and make distributions to our stockholders.

      After giving effect to certain interest rate protection agreements in connection with our 2004 financing transaction, approximately $1.48 billion, or 53.0% of our total pro forma consolidated indebtedness, will bear interest at a fixed rate and approximately $1.31 billion, or 47.0%, will be variable rate indebtedness. With respect to $500.0 million of our variable rate debt, we will purchase a “cap” that protects us against increases in LIBOR, a component of the interest rate, increasing beyond 5% per annum. We have already purchased caps that protect us against increases in LIBOR beyond 4% and 5% with respect to $290.5 million and $165.6 million of our other variable rate indebtedness. However, these interest rate protection arrangements are subject to risk, such as the risk that the counterparties will fail to honor their obligations under these arrangements. An increase in interest rates and/or the failure of our interest rate protection arrangements to effectively reduce our exposure to interest rate volatility would increase our interest expense and adversely affect our cash flow, our ability to service our indebtedness and our ability to make expected distributions to our stockholders.

Our growth depends on external sources of capital that are outside our control.

      In order to maintain our qualification as a REIT, we are required under the Code to distribute at least 90% of our REIT taxable income annually, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we annually distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we rely on third-party sources to fund a significant portion our capital needs. We may not be able to obtain the financing we require to implement our business plan on favorable terms or at all. All additional debt we incur will increase our leverage. Our access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our current debt levels;

•	our current and expected future net income;

•	our cash flow and cash distributions; and

•	the market price per share of our common stock.

      If we cannot obtain capital from third parties, we may not be able to acquire properties when strategic opportunities exist, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

Our new secured revolving credit facility will contain financial covenants that could adversely affect our financial condition.

      We expect that our new secured revolving credit facility will contain financial and operating covenants, including coverage and other financial ratios and other limitations on our ability to incur secured and unsecured indebtedness, make distributions or other payments to our stockholders, sell all or substantially all of our assets and engage in mergers, consolidations and certain acquisitions. Failure to meet our financial covenants could result from, among other things, changes in our results of operations or changes in general economic conditions. These covenants may restrict our ability to engage in transactions that would otherwise be in the best interests of our stockholders. Failure to comply with any of the covenants in our new secured revolving credit facility or other debt instruments could result in a default under one or more of our instruments. This could cause our lenders to accelerate the timing of payments or foreclose on our assets, which would have a material adverse effect on our business, operations, financial condition or liquidity.

Risks Related to Our Corporate Structure

Our charter and Maryland law contain provisions that may delay, defer, or prevent a change of control transaction.

Our charter contains a 9.8% ownership limit.

      Our charter, subject to certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT and to limit any person to actual or constructive ownership of no more than 9.8% by value of our outstanding shares of our capital stock. Our board of directors, in its sole discretion, may exempt, subject to the satisfaction of certain conditions, any person from the ownership limit. However, our board of directors may not grant an exemption from the ownership limit to any person whose ownership, direct or indirect, in excess of 9.8% by value of our outstanding shares of our capital stock could jeopardize our status as a REIT. These restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. The ownership limit may delay or impede a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

We could authorize and issue stock without stockholder approval.

      Our board of directors could issue authorized but unissued shares of our common stock or preferred stock and set the preferences, rights and other terms of such stock. In addition, if the two-thirds amendments are approved, our board of directors could authorize additional shares of our common stock or preferred stock and classify or reclassify any unissued shares of our common stock or preferred stock and set the preferences, rights and other terms of such classified or reclassified shares. Our board of directors could establish a series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Majority stockholder vote may discourage changes of control.

      If declared advisable by our board of directors and if the two-thirds amendments are approved, stockholders may take some actions, including approving amendments to our charter by a vote of a majority of the shares outstanding and entitled to vote. If approved by the holders of the appropriate number of shares, all actions taken would be binding on all of our stockholders. Some of these provisions may discourage or make it more difficult for another party to acquire control of us or to effect a change in our operations.

Provisions of Maryland law may limit the ability of a third-party to acquire control of our company.

      Certain provisions of Maryland law may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under certain circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter must be recommended by our board of directors and imposes special appraisal rights and special stockholder voting requirements on these combinations; and

•	“control share” provisions that provide that “control shares” of our company (defined as shares which when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

      We have opted out of these provisions of Maryland law with respect to any person. However, our board of directors may opt in to the business combination provisions and the control share provisions of Maryland law in the future.

      Additionally, Title 8, Subtitle 3 of the Maryland General Corporation Law permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not currently have. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then current market price.

      Our charter, bylaws, the operating partnership agreement and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Our board of directors can take many actions without stockholder approval.

      Our board of directors has overall authority to oversee our operations and determine our major corporate policies. This authority includes significant flexibility. For example, our board of directors can do the following:

•	within the limits provided in our charter, prevent the ownership, transfer and/or accumulation of shares in order to protect our status as a REIT or for any other reason deemed to be in the best interests of the stockholders;

•	issue additional shares without obtaining stockholder approval, which could dilute your ownership;

•	employ and compensate affiliates;

•	direct our resources toward investments that do not ultimately appreciate over time; and

•	change minimum creditworthiness standards with respect to third-party tenants.

      Any of these actions could increase our operating expenses, impact our ability to make distributions or reduce the value of our assets without giving you, as a stockholder, the right to vote.

We may change our investment and financing strategies and enter into new lines of business without stockholder consent, which may result in riskier investments than our current investments.

      We may change our investment and financing strategies and enter into new lines of business at any time without the consent of our stockholders, which could result in our making investments and engaging in business activities that are different from, and possibly riskier than, the investments and businesses described in this prospectus. We also may change our policies regarding allocation of properties between CHP2 and us without the consent of our stockholders. A change in our investment strategy or our entry into new lines of business may increase our exposure to interest rate and other risks of real estate market fluctuations.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

      Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors’ and officers’ liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter requires us to indemnify our directors and officers to the maximum extent permitted by Maryland law for liability, except to the extent that such liability arose from actual receipt of an improper benefit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

Risks Related to Our Tax Status

If we fail to qualify as a REIT, our dividends will not be deductible to us, and our income will be subject to taxation.

      We have operated and intend to continue to operate so as to qualify as a REIT for federal income tax purposes. Our continued qualification as a REIT will depend on our continuing ability to meet various requirements concerning, among other things, the ownership of our outstanding shares of beneficial interest, the nature of our assets, the sources of our income, the amount of our distributions to our stockholders and the filing of TRS elections. If we were to fail to qualify as a REIT in any taxable year, we would not be allowed a deduction for dividends to our stockholders in computing our taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Unless entitled to relief under certain provisions under the Code, we also would be disqualified from electing to be treated as a REIT for the four taxable years following the year during which qualification was lost. As a result, amounts available for distribution to stockholders would be reduced for each of the years involved. Although we currently intend to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the directors, without the consent of our stockholders, to revoke the REIT election.

      We have not requested, and do not plan to request, a ruling from the Internal Revenue Service that we qualify as a REIT. We have, however, received an opinion from our tax counsel, Greenberg Traurig, LLP, that we met the requirements for qualification and taxation as a REIT for each of our taxable years commencing with our taxable year ended December 31, 1997, and that our organizational structure, ownership, operations and assets will permit us to continue such qualification in subsequent taxable years.

      You should be aware that opinions of counsel are not binding on the Internal Revenue Service or on any court. Furthermore, the conclusions stated in the opinion are conditioned on, and our continued qualification as a REIT will depend on our management meeting various requirements which are discussed in more detail under the heading “Federal Income Tax Considerations — Taxation of the Company — Requirements for Qualification as a REIT.”

Failure to make required distributions would subject us to tax.

      In order to qualify as a REIT, each year we must distribute to our stockholders at least 90% of our taxable income, excluding net capital gains. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any year are less than the sum of:

•	85% of our ordinary income for that year;

•	95% of our capital gain net income for that year; and

•	100% of our undistributed taxable income from prior years.

      We have paid out, and intend to continue to pay out, our income to our stockholders in a manner intended to satisfy the distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax. Differences in timing between the recognition of income and the related cash receipts or the effect of required debt amortization payments could require us to borrow money or sell assets to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax in a particular year. In the past we have borrowed, and in the future we are likely to borrow, to pay distributions to our stockholders and the limited partners of our operating partnership. Such borrowings subject us to risks from borrowing as described herein.

We may have to borrow funds or sell assets to meet our distribution requirements.

      In order to qualify as a REIT, a REIT must distribute at least 90% of its taxable income, excluding net capital gains. For the purpose of determining taxable income, we may be required to accrue interest, rent and other items treated as earned for tax purposes but that we have not yet received. In addition, we may be required not to accrue as expenses for tax purposes some items that actually have been paid or some of our deductions might be disallowed by the Internal Revenue Service. As a result, we could have taxable income in excess of funds available to distribute to our stockholders. If this occurs, we will have to borrow funds or liquidate some of our assets in order to meet the distribution requirements applicable to REITs even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from a difference in timing between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments.

Utilization of TRS lessees increases our overall tax liability.

      The TRS lessees are subject to federal and state income tax on their taxable income, which will consist of the revenues from the hotels and resorts leased by the TRS lessees, net of the operating expenses of these hotels and resorts and rent payments to us. Accordingly, although our ownership of the TRS lessees will allow us to participate in the operating income from our hotels and resorts, that operating income will be fully subject to income tax. The after-tax net income of the TRS lessees is available for distribution to us. We may convert some or all of the remaining triple net leases to the TRS structure.

      We are subject to a 100% excise tax on transactions with our TRS lessees that are not conducted on an arm’s-length basis. For example, to the extent that the rent paid by one of our TRS lessees to us exceeds an arm’s-length rental amount, such amount potentially will be subject to the excise tax.

Our ability to finance growth and acquisition activities from internal sources is limited.

      Because we must annually distribute at least 90% of our taxable income, excluding net capital gains, to maintain our qualification as a REIT, our ability to rely upon income or cash flow from operations to finance our growth and acquisition activities will be limited. Accordingly, were we unable to obtain funds from borrowings or the capital markets to finance our growth and acquisition activities, our ability to grow could be curtailed, amounts available for distribution to stockholders could be adversely effected, and we could be required to reduce distributions.

Any properties we own outside of the United States are subject to foreign taxes and may contribute to a failure to meet the REIT requirements.

      Foreign countries impose taxes on our hotels and resorts and our operations within their jurisdictions. To the extent possible, we will structure our acquisitions of foreign properties and activities to minimize our foreign tax liability. However, we may be unable to eliminate our foreign tax liability or to reduce it to a specified level. Furthermore, as a REIT, we can substantially eliminate our U.S. federal income tax liability by distributing our REIT taxable income to our stockholders, and thus we will not fully benefit from a foreign tax credit against our U.S. federal income tax liability for the foreign taxes we pay. As a result, our foreign taxes will reduce our income and available cash flow from our foreign hotels and resorts, which, in turn, could reduce our ability to make distributions to our stockholders.

Recent changes in taxation of corporate dividends may adversely affect the value of our common stock.

      The Jobs and Growth Tax Relief Reconciliation Act of 2003, which was enacted into law on May 28, 2003, among other things, generally reduces to 15% the maximum marginal rate of tax payable by domestic noncorporate taxpayers on dividends received from a regular C corporation. This reduced tax rate, however, will not apply to dividends paid to domestic noncorporate taxpayers by a REIT on its stock, except for certain limited amounts. Although the earnings of a REIT that are distributed to its stockholders still generally will be subject to less federal income taxation than earnings of a non-REIT C corporation that are distributed to its stockholders net of corporate-level income tax, this legislation could cause domestic noncorporate investors to view the stock of regular C corporations as more attractive relative to the stock of a REIT than was the case prior to the enactment of the legislation, because the dividends from regular C corporations will generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the individual’s other ordinary income. We cannot predict what effect, if any, the enactment of this legislation may have on the value of the stock of REITs in general or on our common stock in particular, either in terms of price or relative to other investments.

Our leases may be recharacterized as financings, which would eliminate depreciation deductions on hotel and resort properties.

      We believe and our tax counsel, Greenburg Traurig, LLP, is of the opinion that the leases of hotels and resorts where we own the underlying land constitute leases for federal income tax purposes. However, with respect to the hotels and resorts where we do not own the underlying land, we may not be able to reach this conclusion. If the lease of a hotel or resort does not constitute a lease for federal income tax purposes, it will be treated as a financing arrangement. The income derived from such a financing arrangement would satisfy the 75% and the 95% gross income tests for REIT qualification because it would be considered to be interest on a loan secured by real property. Nevertheless, the recharacterization of a lease in this fashion may have adverse tax consequences for us, in particular that we would not be entitled to claim depreciation deductions with respect to the hotel or resort (although we should be entitled to treat part of the payments we would receive under the arrangement as the repayment of principal). In such event, in certain taxable years our taxable income, and the corresponding obligation to distribute 90% of such income, would be increased. Under certain circumstances, we may be able to rectify an inadvertent failure to meet the distribution requirement for a taxable year as a result of such a recharacterization by paying “deficiency dividends” to our stockholders, and, as a result also avoid being taxed on amounts distributed as deficiency dividends. However, we would be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends, and we may not have sufficient funds to pay the deficiency dividends and interest thereon and, as such, may be required to borrow funds or sell assets at such times or under such conditions or terms, which we would not otherwise normally do. Any increase in our distribution requirements may limit our ability to invest in additional hotels and resorts.

We may be required to pay a penalty tax upon the sale of a hotel or resort.

      The federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a “prohibited transaction” that is subject to a 100% penalty tax. Under current law, unless a sale of real property qualifies for a safe harbor, the question of whether the sale of a hotel, resort or other property constitutes the sale of property held primarily for sale to customers is generally a question of the facts and circumstances regarding a particular transaction. We intend that we and our subsidiaries will hold the interests in the hotels and resorts for investment with a view to long-term appreciation, to engage in the business of acquiring and owning hotels and resorts, and to make occasional sales as are consistent with our investment objectives. We do not intend to engage in prohibited transactions. We cannot assure you, however, that we will only make sales that satisfy the requirements of the safe harbors or that the IRS will not successfully assert that one or more of such sales are prohibited transactions.

We may be subject to other tax liabilities.

      Even if we qualify as a REIT, we may be subject to some federal, state and local taxes on our income and property that could reduce operating cash flow.

Changes in tax laws may prevent us from qualifying as a REIT.

      Our treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect our status as a REIT. If there is a change in the tax laws that prevents us from qualifying as a REIT or that requires REITs generally to pay corporate level income taxes, we may not be able to make the same level of distributions to our stockholders.

Risks Related to this Offering

The existence of a large number of outstanding shares and stockholders prior to our completion of this offering and our listing on the NYSE could negatively affect our stock price.

      As of July 9, 2004, after giving effect to the reverse stock split, we had approximately 151,820,546 shares of common stock issued and outstanding. All of these shares are freely tradable, and neither we nor any third party have any control over the timing or volume of these sales. Prior to our common stock offering, the shares were not listed on any national exchange, and the ability of stockholders to liquidate their investments was limited. Subsequent to the completion of our common stock offering and our listing on the NYSE, a large volume of sales of these shares could decrease the prevailing market prices of our common stock and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of sales are not effected, the mere perception of the possibility of these sales could depress the market price of our common stock and have a negative effect on our ability to raise capital in the future. In addition, anticipated downward pressure on our common stock price due to actual or anticipated sales of common stock from this market overhang could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our stock to decline.

An active public market for shares of our common stock may not develop.

      Currently there is no public trading market for our shares. In connection with our common stock offering, we have applied to have our shares of common stock listed on the NYSE; however, an active trading market for our shares may not develop or, if developed, such market may not be sustained. In the absence of an active public trading market, an investor may be unable to liquidate an investment in shares of our common stock at the price or in the time period desired. The price at which the shares of common stock will sell in the public market after the closing of our common stock offering may be lower than the price at which they are sold by the underwriters.

Future offerings of debt securities, which would be senior to our common stock upon liquidation, or equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend distributions, may adversely affect the market price of our common stock.

      In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock or both. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their proportionate ownership.

An increase in market interest rates could have an adverse effect on the market price of our securities.

      One of the factors that investors may consider in deciding whether to buy or sell securities is our dividend rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend or interest rate on our securities or seek securities paying higher dividends or interest. The market price of our common stock likely will be based primarily on the net income and return that we derive from our investments and income with respect to our properties and our related distributions to stockholders, and not from the market value or underlying appraised value of the properties or investments themselves. As a result, interest rate fluctuations and capital market conditions may affect the market price of our common stock. For instance, if interest rates rise without an increase in our dividend rate, the market price of our common stock could decrease because potential investors may require a higher dividend yield on our common stock as market rates on interest-bearing securities, such as bonds, rise. In addition, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay distributions to stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      The following information contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements generally are characterized by the use of terms such as “may,” “will,” “should,” “expects, ” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or the negative of these terms or other comparable terminology. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, our actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include the following:

•	changes in national, regional and local economic conditions;

•	future terrorist attacks or military operations in the U.S. or abroad;

•	competition;

•	changes in RevPAR, ADR and occupancy;

•	the condition of the capital markets;

•	changes in interest rates;

•	our ability to maintain our REIT status;

•	environmental uncertainties and natural disasters;

•	changes in government regulations;

•	changes in local and national real estate conditions;

•	availability of capital from borrowings under our new secured revolving credit facility;

•	our ability to obtain additional long-term financing on satisfactory terms;

•	our ability to continue to identify suitable investments; and

•	our ability to continue to locate suitable third-party management companies for our properties.

      Given these uncertainties, readers are cautioned not to place undue reliance on such statements.

      We do not intend, and disclaim any duty or obligation, to update or revise any industry information or forward-looking statements set forth in this prospectus to reflect new information, future events or otherwise.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of the 35,000,000 shares of common stock we are offering will be approximately $647.1 million (or approximately $744.8 million if the underwriters exercise their over-allotment option in full) after deducting estimated offering expenses, underwriting discounts and commissions and financial advisory fees.

      In addition, we have obtained a commitment from an affiliate of Deutsche Bank Securities Inc. for $1.0 billion in secured mortgage loans to mature in 2007, subject to two one-year extensions at our option. These loans will be collateralized by three of our properties and to bear interest at a floating rate of LIBOR plus no more than 2.40%. We intend to enter into interest rate protection agreements with respect to these loans that would cap the interest rate at 5.85% per annum on $500.0 million of the principal amount (based on rates as of July 15, 2004) for three years and would cap increases in LIBOR on the remaining $500.0 million of principal at 5.00% per annum for three years.

      In addition, we have a commitment for a $500.0 million secured revolving credit facility with an affiliate of Banc of America Securities LLC, one of our joint book-running managers, and an affiliate of Deutsche Bank Securities Inc., our co-lead manager, acting as joint lead arrangers. An affiliate of Banc of America Securities LLC will serve as the administrative agent for this credit facility, and several of our underwriters will act as lenders. We expect this secured revolving credit facility to have a term of three years and be available to finance acquisitions of hotels and resorts and for other working capital needs, including funding distributions to our stockholders. We expect this secured revolving credit facility will be secured by a pool of approximately 35 of our hotels and resorts and to bear interest at LIBOR plus 2.50%. Our ability to borrow under the secured revolving credit facility will be subject to specified conditions and financial covenants.

      We have based our amounts on balances outstanding at March 31, 2004 and actual sources and uses of funds may differ as a result of amortization of principal, additional loan exit fees, additional fees and expenses and other factors. You should read the following table together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited pro forma financial information contained elsewhere in this prospectus.

      The following table identifies sources of funds arising from this offering, the 2004 financing transaction, our new secured revolving credit facility and our cash on hand and the uses for those funds. These sources of funds may be commingled and have not been earmarked for particular purposes, and some of the uses indicated in the table could be funded from other sources.

Sources		Uses

(In thousands)		(In thousands)
Gross proceeds from common stock offering	$700,000	Repayment of the KSL short-term loan, which bears interest at LIBOR plus 2.75% and matures in January 2005	$1,065,000	(1)
		Repayment of indebtedness assumed in KSL acquisition which bears interest at LIBOR + 2.81% and matures in May 2005 with three one-year extensions	$794,000
2004 financing transaction	$1,000,000	Payment of fees and expenses of this
New secured revolving credit facility	$146,900	offering	$52,900	(2)
Cash on hand	$96,000	Payment of fees and expenses of the financings	$31,000	(3)
Total Sources	$1,942,900	Total Uses	$1,942,900

(1)	As of the date hereof, we have repaid $35.8 million of the KSL short-term loan with the proceeds from our sales of Hersha Hospitality Trust common stock and two of the properties previously designated as held for sale.

(2)	Includes $43.8 million in underwriting discounts and commissions, $5.2 million in financial advisory fees and $3.9 million in other offering expenses.

(3)	Includes $12.5 million payable to affiliate’s of Deutsche Bank Securities Inc. for loan origination fees for the 2004 financing transaction and $10.0 million payable to affiliates of Banc of America Securities LLC and Deutsche Bank Securities Inc. for loan origination fees for the new secured revolving credit facility.

      We incurred the KSL short-term loan from an affiliate of Deutsche Bank Securities Inc., one of our underwriters, to partially fund the cash portion of the purchase price for the KSL acquisition in April 2004. In connection with the KSL acquisition, we also assumed $794.0 million of long-term indebtedness of KSL.

      If the underwriters exercise their over-allotment options for this offering in full, we expect to use the aggregate additional net proceeds to us, which will be approximately $97.7 million, to decrease the amount borrowed under the new secured revolving credit facility.

CAPITALIZATION

      You should read the information in the following table in conjunction with the sections of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and their notes included elsewhere in this prospectus and incorporated by reference in this prospectus. The following table states our capitalization as of March 31, 2004 on an historical basis and on a pro forma basis after giving effect to each of the following as if the transactions occurred on March 31, 2004: (1) the KSL acquisition and the KSL short-term loan; (2) this offering; (3) the advisor acquisition; (4) the repayment of high-yield notes; (5) the 2004 financing transaction; (6) the new secured revolving credit facility; (7) the application of the proceeds from this offering, the 2004 financing transaction and borrowings under the new secured revolving credit facility to repay the principal and outstanding interest under both the KSL short-term loan and the $794.0 million of long-term indebtedness we assumed in the KSL acquisition; (8) the stock grants; (9) the reverse stock split; and (10) assuming approval of our stockholders at our annual meeting of stockholders of the advisor acquisition, the reverse stock split and the omnibus plan.

	As of March 31, 2004

	Historical	Pro Forma

	(In thousands)
Cash	$589,951	$28,813
Mortgages and other notes payable:
Various individual fixed rate mortgages due 2007 through 2025, ranging from 5.50% to 8.34% per annum	938,509	938,509
Various individual variable rate mortgages due 2006 through 2008, based on a spread of 1.25% to 4.95% over one-month LIBOR (weighted average of 4.22% as of July 15, 2004)(1)	554,592	554,592
Various construction loans due 2005 through 2006, based on a spread of 2.75% to 3.50% over one-month LIBOR (weighted average of 6.20% as of July 15, 2004)(2)	54,305	54,305
$96.7 million revolving line of credit due 2006, based on a spread of 2.25% over one-month LIBOR (3.60% as of July 15, 2004)	24,073	—
New $500.0 million senior secured revolving credit facility due 2007, based on a spread of 2.50% over one-month LIBOR (3.85% as of July 15, 2004)	—	170,973
Tax incremental financing note due 2018, 12.85% per annum	8,098	8,098
Publicly traded term notes due 2007, 9.75% per annum	81,674	1,000
New senior fixed rate mortgage due 2007 with two one-year extension options, swapped to a fixed rate of 5.85% (as of July 15, 2004)	—	500,000
New senior variable rate mortgage due 2007 with two one-year extension options, based on a spread of 2.40% over one-month LIBOR (3.75% as of July 15, 2004)	—	500,000
New senior variable rate mortgage due 2009 (based on a spread of 3.75% over CDOR 5.80% as of July 15, 2004)	33,774	33,774
New senior fixed rate mortgage due 2009, 5.60% per annum	32,500	32,500

Total mortgages and other notes payable	1,727,525	2,793,751

Minority interest	153,382	153,382
Equity of common stockholders	2,444,998	3,104,533	(3)

	2,598,380	3,257,915

Total capitalization	$4,915,856	$6,080,479

Total debt-to-total market capitalization(4)	35.2%	40.1%

(1)	Reflects interest rate floor of 4.96% for a $98.9 million loan at one-month LIBOR plus 2.30% and an interest rate floor of 6.65% for a $35.0 million loan at one-month LIBOR plus 4.65%.

(2)	Reflects interest rate floor of 6.75% for a $44.9 million loan at one-month LIBOR plus 2.75%.

(3)	Includes the following:

•	151,820,546 shares of our common stock outstanding as of July 9, 2004;

•	shares of our common stock issuable upon completion of the advisor acquisition valued at approximately $267.3 million (13,365,000 shares based on the midpoint of the range of prices indicated on the front cover of this prospectus); and

•	735,000 shares of our common stock to be awarded to certain of our executives, other employees and our directors at or prior to the completion of this offering under our 2004 omnibus long-term incentive plan.

Excludes the following:

•	5,250,000 shares of our common stock that may be issued by us upon exercise of the underwriters’ over-allotment option; and

•	1,788,000 shares of our common stock reserved for issuance as deferred stock awards to our officers and certain other employees that will be issued and vest upon the passage of time and attainment of certain performance criteria and an additional 2,477,000 shares available for future issuance under our 2004 omnibus long-term incentive plan.

(4)	Market capitalization on a historical basis reflects 303,080,521 shares outstanding, our total shares outstanding as of March 31, 2004 prior to giving effect to our proposed reverse stock split, at $10.00 per share, the price of our prior offering. Market capitalization on a pro forma basis reflects 200,920,546 shares outstanding at $20.00 per share, the mid-point of the price range for this offering.

     In the future, if we do not continue to raise capital through additional common stock offerings, stockholders’ equity is generally expected to decrease because cash available for distribution is typically greater than net income due to the effect of non-cash expenses such as depreciation and amortization.

DISTRIBUTION POLICY

      We expect our initial distribution following this offering to be $0.35 per share of common stock for each of the next four quarters beginning with the quarter ending September 30, 2004, or $1.40 per share of common stock on an annual basis. We expect to borrow money to make distributions to our stockholders through the end of 2004, and we may need to borrow money to make our expected distributions to our stockholders in the future. We expect that shares of our common stock issued in this offering will be entitled to receive our third quarter dividend if and when declared by our board of directors out of funds legally available therefor.

      In order for us to maintain our qualification as a REIT, we are required to make annual distributions to our stockholders of at least 90% of our taxable income excluding net capital gains (which does not necessarily equal net income as calculated in accordance with GAAP). To the extent that we distribute at least 90%, but less than 100% of our taxable income, we will be subject to corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us with respect to any calendar year are less than the sum of the following:

•	85% of our ordinary income for that year,

•	95% of our capital gain net income for that year, and

•	100% of our undistributed taxable income from prior years.

      The actual amount, timing and frequency of distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors. Our distribution policy may change in the future. Our ability to make distributions to our stockholders will depend, in part, upon the following:

•	actual results of operations;

•	our financial condition;

•	the timing of the investment of the proceeds from equity offerings;

•	debt service requirements;

•	capital expenditure requirements for our properties;

•	our taxable income;

•	the annual distribution requirement under the REIT provisions of the Code;

•	our operating expenses; and

•	any other factors that our board of directors may deem relevant.

      Subject to these factors, we intend to distribute all or substantially all of our taxable income to avoid federal income and excise taxes. During 2003, we used $17.1 million in borrowings and $41.5 million of cash from credit enhancements to fund our distributions to stockholders. During the quarter ended March 31, 2004, we used $9.5 million of borrowings and $9.8 million of cash from credit enhancements to fund distributions to stockholders.

      Our ability to make distributions to our stockholders will depend, in part, upon the receipt of rent payments with respect to our properties from our TRS lessees and our third-party tenants and upon the management of our properties by our third-party tenants and the various third-party management companies our TRS lessees have engaged to operate our properties. If nondeductible expenditures (such as principal amortization or capital expenditures) exceed non-cash tax deductions (such as depreciation), our taxable income might exceed our cash flow, and we might have to borrow, raise equity or dispose of properties to meet our REIT distribution requirements. Distributions to our stockholders will generally be taxable to our stockholders as ordinary income to the extent of our current or accumulated earnings and profits. Because a significant portion of our investments will be equity ownership interests in hotel and resort properties, which will result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. To the extent consistent with maintaining our REIT status, we may retain any earnings that accumulates in our taxable REIT subsidiaries.

SELECTED CONSOLIDATED FINANCIAL

AND PRO FORMA FINANCIAL DATA

      You should read the following selected historical and pro forma financial and other data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” our historical consolidated financial statements and our pro forma condensed consolidated financial statements and related notes included elsewhere in, or incorporated by reference into, this prospectus.

      The following summary unaudited pro forma financial information is for the year ended December 31, 2003 and as of March 31, 2004 and for the quarter then ended. The following historical financial information as of December 31, 2003, 2002 and 2001 and for the years then ended, and, except for our historical statistical data, has been derived from our consolidated financial statements audited by PricewaterhouseCoopers LLP, our independent registered certified public accounting firm, whose report with respect thereto is included elsewhere in this prospectus. The following historical information as of March 31, 2004 and for the quarters ended March 31, 2004 and 2003, except for our historical statistical data, has been derived from our unaudited consolidated financial statements. Data for fiscal years 2002 and 2001 have been restated to reflect the adoption of FASB Interpretation No. 46R “Consolidation of Variable Interest Entities” or FIN 46R. Unless otherwise indicated, our historical financial statements and other historical financial information and data included, incorporated or presented in this prospectus have not been restated to reflect the proposed reverse stock split.

      Unless otherwise indicated, for purposes of the following pro forma financial and other data, the following proposals, which are subject to the approval of our stockholders at our annual meeting of stockholders, are assumed to have been approved:

•	the advisor acquisition;

•	the reverse stock split; and

•	the omnibus plan.

      The unaudited pro forma financial information as of March 31, 2004 has been prepared to reflect adjustments to the historical financial statements to illustrate the estimated effect of the following transactions as if they had occurred on March 31, 2004, and the unaudited pro forma financial information for the quarter ended March 31, 2004 has been prepared to reflect adjustments to the historical financial statements to illustrate the estimated effect of the following transactions as if they had occurred on January 1, 2004, and all pro forma financial information excludes the results of operations of six midscale properties held for sale and treated as discontinued operations for financial reporting purposes:

•	the KSL acquisition and the KSL short-term loan;

•	this offering;

•	the advisor acquisition;

•	the repayment of high-yield notes;

•	the 2004 financing transaction;

•	our new secured revolving credit facility;

•	the application of the proceeds from this offering, the 2004 financing transaction, and our borrowing of $146.9 million under our new secured revolving credit facility to repay the KSL short-term loan and the $794.0 million of long-term indebtedness assumed in the KSL acquisition;

•	the stock grants; and

•	the reverse stock split.

      The unaudited pro forma financial information for the year ended December 31, 2003 has been prepared to illustrate the effect of the following transactions as if they had occurred on January 1, 2003, and all pro forma financial information excludes the results of operations of six midscale properties held for sale and treated as discontinued operations for financial reporting purposes:

•	the transactions described above;

•	the RFS acquisition;

•	the other 2003 acquisitions; and

•	the prior stock offering.

      Our unaudited pro forma consolidated statement of operations for the year ended December 31, 2003 includes the operating results of KSL for the period of November 1, 2002 to October 31, 2003, which was KSL’s fiscal year end, the results of RFS for the period from January 1, 2003 to July 10, 2003, the date of the consummation of the RFS acquisition, the results of CHC for the twelve months ended December 31, 2003, and the results of operations for the 16 properties acquired or constructed as part of the other 2003 acquisitions for the period from January 1, 2003 to the date of our acquisition of each individual property.

      Our unaudited pro forma consolidated statement of operations for the quarter ended March 31, 2004 includes the operating results of KSL for the period of November 1, 2003 to January 31, 2004, which was KSL’s fiscal quarter end and the results of CHC for the quarter ended March 31, 2004.

	For the Quarter Ended March 31,			For the Year Ended December 31,

	Pro Forma	Historical		Pro Forma	Historical

	2004	2004	2003	2003	2003	2002	2001

	(in thousands, except per share and property data)
PROPERTY DATA (at period end):
Number of hotels and resorts:
Consolidated-TRS lessees	110	103	45	110	102	40	26
Consolidated-triple-net leases	17	17	12	17	17	12	12
Unconsolidated	3	3	3	3	3	3	1

Total	130	123	60	130	122	55	39

Total number of rooms	31,677	28,164	15,564	31,677	28,008	14,197	8,997

STATEMENT OF OPERATIONS DATA:
Hotel and resort revenues
Rooms	$200,497	$152,179		$60,232		$788,384	$364,181		$134,646		$11,864
Food and beverage	87,498	49,792		17,751		333,579	98,198		26,225		5,390
Other operating departments	52,257	13,976		5,778		197,963	27,769		9,251		1,443

Total hotel and resort revenues	340,252	215,947		83,761		1,319,926	490,148		170,122		18,697

Rental income	9,116	9,116		7,816		36,782	35,263		37,341		61,031
Credit enhancement revenue	6,376	6,376		2,745		25,430	24,763		10,279		—
Interest and other income	2,706	2,347		1,316		9,451	6,966		7,784		9,289

Total revenues	358,450	233,786		95,638		1,391,589	557,140		225,526		89,017
Hotel and resort expenses
Room	47,671	36,612		13,616		182,998	87,114		32,574		4,357
Food and beverage	59,178	36,824		12,362		229,136	75,457		20,126		3,800
Other operating departments	27,165	8,246		3,873		110,074	17,616		4,431		628
Property operations	65,913	45,814		16,204		253,750	110,857		36,454		3,799
Repairs and maintenance	14,914	10,552		3,883		56,202	25,314		6,842		697
Hotel and resort management fees	9,644	7,158		2,751		38,751	16,644		5,898		494
Sales and marketing	20,743	15,481		5,815		80,183	36,691		11,805		1,809

Total hotel and resort expenses	245,228	160,687		58,504		951,094	369,693		118,130		15,584
Interest and amortization of loan costs	40,494	26,118		8,504		164,538	61,202		24,718		16,098
General and administrative	18,402	4,997		2,135		56,685	10,107		6,060		3,603
Asset management fees to related party	—	4,946		2,343		—	12,782		6,696		3,327
Depreciation and amortization	42,688	30,890		12,703		170,052	76,714		36,217		21,818
Loss on extinguishment of debt	14,007	—		—		39,014	—		—		—
(Loss) income before equity in loss of unconsolidated subsidiaries, minority interests and other	(2,369)	6,148		11,449		10,206	26,642		33,705		28,587
Equity in loss of unconsolidated subsidiaries	(2,635)	(2,635)		(3,693)		(23,970)	(23,970)		(17,256)		(7,968)
Minority interest	(2,252)	(2,252)		(1,319)		(5,207)	778		(639)		(1,291)
Benefit from income taxes	1,120	1,120		—		2,867	1,321		—		—

(Loss) income from continuing operations	$(6,136)	$2,381		$6,437		$(16,104)	$4,771		$15,810		$19,328

(Loss) income per share from continuing operations:
Basic	$(0.03)	$0.01	(1)	$0.05	(1)	$(0.08)	$0.02	(1)	$0.16	(1)	$0.30	(1)
Diluted	$(0.03)	$0.01	(1)	$0.05	(1)	$(0.08)	$0.02	(1)	$0.16	(1)	$0.30	(1)
Weighted average number of shares outstanding:
Basic	200,110	271,413	(1)	133,837	(1)	200,111	172,449	(1)	97,874	(1)	64,458	(1)
Diluted	200,185	271,413	(1)	133,837	(1)	200,411	172,449	(1)	97,874	(1)	64,458	(1)

	For the Quarter Ended March 31,			For the Year Ended December 31,

	Pro Forma	Historical		Pro Forma	Historical

	2004	2004	2003	2003	2003	2002	2001

	(in thousands, except per share and property data)
BALANCE SHEET DATA:
Hotel and resort properties, net	$4,824,914	$3,350,501	$1,574,515	$—	$3,357,376	$1,379,588	$933,568
Total assets	6,535,334	4,456,398	1,871,871	—	3,876,978	1,565,432	1,147,676
Mortgages payable	2,559,456	1,559,456	546,361	—	1,499,988	401,765	275,567
Other notes payable and line of credit	234,295	168,069	54,341	—	174,362	53,818	65,072
Total stockholders’ equity	3,104,533	2,444,998	1,143,657	—	1,940,741	1,014,323	640,776
CASH FLOW DATA:
Cash flow provided from operations	$—	$41,107	$23,321	$—	$112,887	$76,660	$58,408
Cash flow used in investing activities	—	(149,403)	(176,034)	—	(1,894,612)	(551,987)	(433,026)
Cash flow provided by financing activities	—	550,553	231,000	—	1,876,478	479,269	373,419
OTHER DATA:
Pro forma adjusted hotel and resort revenues(2)	$335,671	$—	$—	$1,279,083	$—	$—	$—
Funds from operations(3)	37,083	33,802	21,188	156,870	89,372	59,475	41,871
EBITDA(4)	75,926	58,269	27,644	315,619	141,366	76,745	57,244

(1)	Historical financial information has not been restated to give effect to our proposed reverse stock split.

(2)	For purposes of these presentations, our pro forma adjusted hotel and resort revenues includes 100% of our hotel and resort revenues for 89 wholly-owned hotels and resorts and our proportionate share of hotel and resort revenues for 20 consolidated joint venture properties and three unconsolidated joint venture properties for the quarter ended March 31, 2004. Pro forma adjusted hotel and resort revenues for the year ended December 31, 2003 includes 100% of our hotel and resort revenues for 88 wholly-owned hotels and resorts and our proportionate share of hotel and resort revenues for 20 consolidated joint venture properties and three unconsolidated joint venture properties. Pro forma adjusted hotel and resort revenues do not reflect one wholly-owned property under development as of March 31, 2004 or two under development as of December 31, 2003; or the rental income we recognize for the 17 properties, including one joint venture, we lease to third-party management companies on a triple-net basis and do not reflect the underlying hotel and resort revenues earned by our tenants at these properties. We believe pro forma adjusted hotel and resort revenues is useful to us and to an investor as a measure of our economic interest in the hotel and resort revenue streams of our properties. Hotel and resort revenues include room revenue, food and beverage revenue and revenue from other hotel and resort operating departments, such as spas, golf courses, parking, retail space rent and telephone services.

The following table presents a reconciliation of pro forma adjusted hotel and resort revenues to pro forma total hotel and resort revenues (in thousands):

	For the Quarter Ended		For the Year Ended
	March 31, 2004		December 31, 2003

Pro forma hotel and resort revenues
Rooms	$200,497		$788,384
Food and beverage	87,498		333,579
Other operating departments	52,257		197,963

Total pro forma hotel and resort revenues		340,252		1,319,926
Rental income	9,116		36,782
Credit enhancement revenue	6,376		25,430
Interest and other income	2,706		9,451

Total other revenue		18,198		71,663

Total revenues		358,450		1,391,589
Add: Pro rata hotel and resort revenues from unconsolidated properties		23,941		70,254
Subtract: Minority owners’ pro rata share of hotel and resort revenues		(28,522)		(111,097)
Subtract: Other revenue		(18,198)		(71,663)

Pro forma adjusted hotel and resort revenues		$335,671		$1,279,083

(3)	We consider FFO to be an indicative measure of operating performance due to the significant effect of depreciation of real estate assets on net income. We calculate FFO in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, which defines FFO as net income or loss determined in accordance with GAAP, excluding gains or losses from sales of property plus depreciation and amortization (excluding amortization of deferred financing costs) of real estate assets, and after adjustments for the portion of these items related to our unconsolidated partnerships and joint ventures. In October 2003, NAREIT issued additional guidance modifying the definition of FFO. The first modification revised the treatment of asset impairment losses and impairment losses incurred to write-down assets to their fair value at the date assets are classified as held for sale, to include such losses in FFO. Previously, such losses were excluded from FFO consistent with the treatment of gains and losses on property sales. The second modification clarified the treatment of original issue costs and premiums paid on preferred stock redemptions to deduct such costs and premiums in determining FFO available to common stockholders. This modification was consistent with the recently clarified treatment of these costs under GAAP. We adopted the modifications to the definition of FFO effective with our reported results for the first quarter of 2004. To date, we have had no losses or other impairments on asset sales.

In calculating FFO, net income is determined in accordance with GAAP and includes the noncash effect of scheduled rent increases throughout the lease terms. This is a GAAP convention requiring real estate companies to report rental revenue based on the average rent per year over the life of the leases. We believe that by excluding the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO can facilitate comparisons of operating performance between periods and between other equity REITs. We also believe FFO captures trends in occupancy rates, rental rates and operating costs. FFO was developed by NAREIT as a relative measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP, which assumes that the value of real estate diminishes predictably over time. In addition, we believe FFO is frequently used by securities analysts, investors and other interested parties in the evaluation of equity REITs, particularly in the lodging industry. However, FFO (1) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net income), (2) is not necessarily indicative of cash flow available to fund cash needs and (3) should not be considered as an alternative to net income determined in accordance with GAAP as an indication of our operating performance. FFO, as presented, may not be comparable to similarly titled measures reported by other equity REITS. Accordingly, we believe that in order to facilitate a clear understanding of our consolidated historical operating results, FFO should be considered only as supplemental information and only in conjunction with our net income as reported in the accompanying consolidated financial statements and notes thereto.

The following table presents a reconciliation of net income to FFO for the quarters ended March 31, 2004 (pro forma and historical) and 2003, and for the years ended December 31, 2003 (pro forma and historical), 2002 and 2001:

	Quarter Ended March 31,					Year Ended December 31,

	Pro					Pro
	Forma	Historical				Forma	Historical

	2004	2004		2003		2003	2003		2002		2001

	(in thousands)
(Loss) income from continuing operations available to common stockholders	$(6,136)	$2,381		$6,437		$(16,104)	$4,771		$15,810		$19,328
Adjustments:
Effect of unconsolidated subsidiaries	3,570	3,570		3,271		14,117	14,117		6,496		1,499
Effect of minority interest	(3,039)	(3,039)		(1,223)		(11,195)	(6,230)		(2,624)		(774)
Amortization of real estate assets	669	669		406		1,765	1,765		1,353		353
Depreciation of real estate assets	42,019	30,221		12,297		168,287	74,949		34,864		21,465
Effect of assumption of liabilities	—	—		—		—	—		3,576		—

Funds from operations	$37,083	$33,802		$21,188		$156,870	$89,372		$59,475		$41,871

Weighted average shares:
Basic	200,110	271,413	(*)	133,837	(*)	200,111	172,449	(*)	97,874	(*)	64,458	(*)

Diluted	200,185	271,413	(*)	133,837	(*)	200,411	172,499	(*)	97,874	(*)	64,458	(*)

(*)	Historical weighted average share amounts have not been restated to give effect to our proposed reverse stock split.

     Our calculation of pro forma FFO above does not consider the following items:

•	any revenues that may be earned from the advisory agreement we intend to enter into with CHP2;

•	for the year ended December 31, 2003 and the quarter ended March 31, 2004, $97.0 million and $31.0 million, respectively, of revenue recognized by CHC for acquisition and development fees and $31.9 million and $16.8 million, respectively, of related costs, both of which have been eliminated from our pro forma operating results because of the advisor acquisition;

•	approximately $39.0 million and $14.0 million of loss on extinguishment of debt for the year ended December 31, 2003 and the quarter ended March 31, 2004, respectively;

•	any synergies that reduce general and administrative expense as a result of the RFS acquisition for the year ended December 31, 2003 and the KSL acquisition for both periods presented on a pro forma basis; and

•	approximately $23.8 million and $8.3 million of cash from membership deposits for the year ended December 31, 2003 and the quarter ended March 31, 2004, respectively. (For more information see page 66).

(4)	EBITDA is defined as income (losses) from continuing operations excluding: (1) interest expense, (2) income tax benefit or expense; and (3) depreciation and amortization. We believe EBITDA is useful to us and to an investor as a supplemental measure in evaluating our financial performance because it excludes expenses that we believe may not be indicative of our operating performance. By excluding interest expense, EBITDA measures our financial performance regardless of how we finance our operations and our capital structure. By excluding depreciation and amortization expense, which can vary by property based on factors unrelated to hotel and resort performance, we and our investors can more accurately assess the financial performance of our portfolio. Our management also uses EBITDA as one measure in determining the value of acquisitions and dispositions. In addition, we believe EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of equity REITs, particularly in the lodging industry. However, because EBITDA is calculated before recurring cash charges such as interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements of our business, it does not reflect the amount of capital needed to maintain our properties nor does it reflect trends in interest costs due to interest rate changes or increased borrowings. EBITDA should be considered only as a supplement to net income (computed in accordance with GAAP) as a measure of our operating performance. Other equity REITs may calculate EBITDA differently than we do and, accordingly, our calculation of EBITDA may not be comparable to such other REITs’ EBITDA.

The following table presents a reconciliation of net (loss) income to EBITDA for the quarters ended March 31, 2004 and 2003 (pro forma and historical), and for the years ended December 31, 2003 (pro forma and historical), 2002 and 2001:

	Quarter Ended March 31,			Year Ended December 31,

	Pro			Pro
	Forma	Historical		Forma	Historical

	2004	2004	2003	2003	2003	2002	2001

	(in thousands)
(Loss) income from continuing operations	$(6,136)	$2,381	$6,437	$(16,104)	$4,771	$15,810	$19,328
Adjustments:
Depreciation and amortization	42,688	30,890	12,703	170,052	76,714	36,217	21,818
Interest and amortization of loan costs	40,494	26,118	8,504	164,538	61,202	24,718	16,098
Benefit from income tax	(1,120)	(1,120)	—	(2,867)	(1,321)	—	—

EBITDA	$75,926	$58,269	$27,644	$315,619	$141,366	$76,745	$57,244

     Our calculation of pro forma EBITDA above does not consider the following items:

•	any revenues that may be earned from the advisory agreement we intend to enter into with CHP2;

•	for the year ended December 31, 2003 and the quarter ended March 31, 2004, $97.0 million and $31.0 million, respectively, of revenue recognized by CHC for acquisition and development fees and $31.9 million and $16.8 million, respectively, of related costs, both of which have been eliminated from our pro forma operating results because of the advisor acquisition;

•	for the year ended December 31, 2003 and the quarter ended March 31, 2004, $12.3 million and $3.1 million, respectively, of minority interest and unconsolidated subsidiary share of depreciation and interest expense;

•	approximately $39.0 million and $14.0 million of loss on extinguishment of debt for the year ended December 31, 2003 and the quarter ended March 31, 2004, respectively;

•	any synergies that reduce general and administrative expense for the periods prior to the RFS acquisition for the year ended December 31, 2003 and the KSL acquisition for both periods presented on a pro forma basis; and

•	approximately $23.8 million and $8.3 million of cash from membership deposits for the year ended December 31, 2003 and the quarter ended March 31, 2004, respectively. (For more information see page 66).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      For historical information, please see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K/ A and in our Quarterly Report on Form 10-Q/ A for the quarter ended March 31, 2004, and our audited and unaudited consolidated financial statements appearing elsewhere in this prospectus. The following discussion should be read in conjunction with (1) our audited consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, (2) our unaudited consolidated financial statements as of March 31, 2004 and for the quarters ended March 31, 2004 and 2003, (3) the Selected Consolidated Financial and Unaudited Pro Forma Financial Data, and (4) our unaudited pro forma consolidated financial statements as of and for the quarter ended March 31, 2004 and for the year ended December 31, 2003 appearing elsewhere in this prospectus.

Overview

      We are a leading owner of distinctive luxury and upper upscale hotels and resorts. We are a fully-integrated, self-administered and self-advised REIT. Our portfolio includes ownership interests in 130 hotels and resorts in 37 states, the District of Columbia and Canada, comprising approximately 32,000 rooms, and is diversified by geography, brand affiliation and third-party management companies we engage to operate our hotels and resorts. The luxury resort and upper upscale industry segments of our portfolio accounted for 80.8% of our pro forma adjusted hotel and resort revenues for the quarter ended March 31, 2004. Our hotels and resorts are operated under 19 nationally recognized hotel brands, including the Marriott, Hilton and Hyatt families of brands, and nine independent brands. We own some of the country’s most distinctive luxury resorts, including the Hotel del Coronado, the Grand Wailea Resort Hotel & Spa, the La Quinta Resort & Club and the Arizona Biltmore Resort & Spa. In addition to our luxury resorts, we own a number of upper upscale hotels in significant urban markets, such as Hilton hotels in Washington, D.C. and San Diego, Marriott hotels in Seattle, Baltimore and New Orleans, and Hyatt hotels in Miami, Detroit and Montreal. Because of their advantageous locations, reputations and/or amenities, many of these hotels and resorts benefit from high barriers to entry in their respective markets.

      Our strategy is to continue to own, acquire and develop luxury and upper upscale hotels and resorts. We focus on the luxury resort and upper upscale industry segments because we believe these industry segments present relatively high barriers to entry, have multiple demand generators and have historically outperformed other industry segments during an economic recovery. In addition, we believe that luxury resorts are less likely to be adversely affected during economic downturns. We believe these types of hotels and resorts currently offer the opportunity for better risk-adjusted returns than hotels and resorts in other lodging industry segments. Moreover, the management intensive nature of luxury and upper upscale hotels and resorts provides our experienced management team with the opportunity to enhance value and maximize operating results at our properties by monitoring performance and suggesting to our third-party management companies practical strategies for creating greater revenue flow and controlling expenses.

     Organizational History and Operating Trends

      To qualify as a REIT, we cannot operate our hotel and resort properties, but instead we must either lease our properties to third-party tenants or to one of our TRS lessees, which then contracts with a third-party management company to operate the property, which we refer to as the TRS structure. Prior to the enactment of the RMA, we leased our properties directly to third-party tenants on a triple-net basis which provided for fixed base rent payments. Under this structure, we protected our exposure to risks of industry downturns but we conversely did not share directly in the benefits of the hotel operations of our properties during periods of industry growth. Under the TRS structure, we participate in the benefits and risks of the applicable property operations and incorporate the financial elements of a hotel or resort operation, including revenue from rooms, food and beverage and other operating departments, including spa and golf course operations, and the expenses directly attributable to those revenue streams as well as the other costs of operating the property, in the presentation of our results of operations. Since the enactment of RMA, we have leased substantially all of our properties to our TRS lessees. The management agreements between our TRS lessees and the third-party management companies generally provide a fixed management fee to the third-party management company and an opportunity to achieve a percentage of the profits from the property operations based on negotiated performance targets. On a pro forma basis as of March 31, 2004, 113 of our properties were leased to 41 TRS lessees and 17 of our properties were leased to third-party tenants pursuant to operating leases. The six luxury and upper upscale resorts acquired as part of the KSL acquisition have been leased to TRS lessees, each of which has entered into short-term management agreements with a former affiliate of KSL.

      From 1997 through 2000, our business strategy focused on the acquisition of newly constructed, individual hotel properties, primarily in the limited service, midscale and upscale industry segments. As a result of these acquisitions, we were able to establish relationships with recognized hotel brands and third-party management companies. With the acquisition of the Hotel del Coronado in December 2003 and the KSL acquisition in April 2004, we have positioned the significant majority of our asset base and operations in the luxury resort and upper upscale industry segments. As a result, we believe our concentration of portfolio value in these two industry segments positions us well to benefit from the improving fundamentals in the lodging industry generally, and in these two segments in particular. Properties in the luxury resort and upper upscale industry segments are generally characterized by higher levels of revenue from both food and beverage, as well as other operating departments, as a percentage of total revenues.

      Since January 2001, we changed the third-party management, changed brand affiliation and/or renovated 24.8% of our portfolio based on pro forma adjusted hotel and resort revenues for the quarter ended March 31, 2004 and 36.8% of our portfolio based on number of rooms, which, we believe, will enhance our opportunity for improved operating performance. Changing the brand affiliation reflects our determination that the selected brand is better positioned in the market and therefore provides greater opportunity for growth relative to RevPar, ADR and occupancy. Changing the third-party management company typically benefits our properties because, we believe, the selected third-party management company has superior operating capabilities, including sales and marketing programs and hiring and training programs, which positively impact the opportunity for revenue growth and operating quality. Further, we expect to benefit from the stabilization of our portfolio relating to our properties, primarily in the luxury resort and upper upscale industry segments, that have undergone more than $280.0 million of significant capital improvements or renovations since January 2001 and 14.4% of our rooms supply has been added from the construction of new properties since January 2001.

     Industry Outlook

      Between early 2001 and mid-2003, hotel and resort owners and operators experienced declining RevPAR as a result of the slowing U.S. economy, the terrorist attacks on September 11, 2001, the impact from concerns regarding the outbreak of the SARS illness, the conflict in Iraq and domestic security alerts. Similar to the rest of the lodging industry, during the same period, our hotels and resorts experienced declines in occupancy and ADR due to the decline in business and leisure travel. However, in June 2004, industry analysts predicted annual growth in RevPAR in 2004 and 2005 for the total U.S. lodging industry of 5.8% and 4.5%, respectively, and for the upper upscale industry segment of 6.2% and 5.7%, respectively. According to data provided by Smith Travel Research, in 2003 total U.S. RevPAR grew approximately 0.3% from the depressed levels of fiscal 2002.

      For 2004, lodging fundamentals are anticipated to improve due to relatively low level of new rooms supply and the anticipated recovery in U.S. demand. Fueled, in part, by leisure travelers and a weak U.S. dollar in relation to certain foreign currencies, demand for hotel and resort rooms has exceeded the growth in rooms supply since July of 2003. In addition, during the fourth quarter of 2003, the total demand for rooms in the U.S. increased significantly. During 2003, the supply of hotel and resort rooms in the U.S. grew 1.3% compared to 1.8% in 2002, according to Smith Travel Research. We believe lending standards have been a significant factor in this declining growth in rooms supply and will continue to affect supply growth in 2004 and 2005. We believe occupancy levels will increase with the increasing demand for rooms and the continued pace of supply growth, and ADR will increase modestly, although not as much as the occupancy levels.

     Recent Transactions

      On April 29, 2004, we entered into a merger agreement to acquire CHC. In the merger, all of the outstanding shares of capital stock of CHC will be exchanged for shares of our common stock valued at approximately $267.3 million (13,365,000 shares based on the midpoint of the range on the cover of this prospectus) and approximately $29.7 million in cash, and we will assume approximately $10.9 million of debt. Our officers, directors and their affiliates who own interests in CHC will receive all of these shares and the cash (other than cash in lieu of fractional shares) will be paid to the unaffiliated stockholder of CHC. Upon completion of the merger, CHC will become our wholly-owned subsidiary, and CHC’s officers and other employees will become our employees. As a result, we will be a fully-integrated, self-administered and self-advised REIT.

      On April 23, 2004, we completed the sale of 2.5 million shares of common stock of Hersha Hospitality Trust, a publicly-traded hospitality REIT and a joint venture partner of ours with respect to one of our properties, for approximately $25.0 million in proceeds. In connection with this sale, we recorded a gain of approximately $8.1 million. UBS Securities LLC, one of our joint book-running managers for this offering, acted as the sole manager for the sale of these shares. We used the proceeds of this sale to repay a portion of the KSL short-term loan.

      On April 2, 2004, we acquired all the outstanding capital stock of KSL for approximately $1.4 billion in cash and estimated closing costs and the assumption of $794.0 million of long-term indebtedness. As a result of the purchase of KSL, we acquired ownership in the following luxury and upper upscale destination resorts:

•	the 780 room Grand Wailea Resort & Spa on Maui in Hawaii;

•	the 617 room La Quinta Resort and Club and the nine golf courses at PGA West in La Quinta, California;

•	the 692 room Doral Golf Resort and Spa and its five golf courses near Miami, Florida;

•	the 606 room Arizona Biltmore Resort and Spa in Phoenix, Arizona;

•	the 279 room Claremont Resort & Spa in Berkeley, California; and

•	the 246 room Emerald Pointe Resort at Lake Lanier Islands, Georgia.

      In connection with the KSL acquisition, we incurred the KSL short-term loan from an affiliate of Deutsche Bank Securities Inc., one of our underwriters, of $1.1 billion that bears interest at one-month LIBOR plus 2.75%. The KSL short-term loan matures in January 2005 with a three-month extension available upon payment of certain fees. Concurrent with the closing of the KSL acquisition, we entered into interim management agreements with an affiliate of the former KSL parent pursuant to which the KSL parent affiliate will act as the third-party management company for these six properties for a period of nine months. We reserved the right to terminate the interim management agreements upon 75 days’ written notice.

      In December 2003, we acquired the 688-room Hotel del Coronado luxury resort, located on Coronado Island near San Diego, California, for $406.9 million through a joint venture with a former affiliate of KSL. We are the sole general partner of, and own a 70% majority interest in, the joint venture.

      In December 2003, we acquired the 544-room Capital Hilton in Washington, D.C. and the 394-room Hilton La Jolla Torrey Pines near San Diego, California, both upper upscale hotel properties, for $212.0 million through a joint venture with Hilton. We are the sole general partner of, and own a 75% majority interest in, the joint venture.

      In July 2003, we acquired RFS for approximately $383.0 million and approximately $409.0 million in assumed debt and obligations. As a result of the RFS acquisition, we acquired 57 primarily upper upscale, upscale and midscale properties with a combined inventory of 8,272 rooms.

     Elements of Our Operating Results

      Revenues. Our revenues include the consolidation of revenues of the hotel and resort properties leased to a TRS and operated by a third-party tenant. Hotel and resort revenues include room revenue, food and beverage revenue, and revenues from other hotel and resort operating departments such as spas, golf courses, parking and telephone services. Hotel and resort revenues are recognized as the related services are rendered. Other revenue includes rental revenue from operating leases with third-party tenants. When minimum lease payments vary during the lease term, income is recognized on a straight-line basis. In addition, other revenue includes the recognition of funding under certain credit enhancement agreements from third-party tenants, which guarantee us certain predefined minimum returns on several of our properties. We plan to enter into an advisory agreement with CHP2 and in connection with that agreement any revenues we recognize will primarily come from acquisition fees, financing fees, and management fees for services provided to CHP2. Interest and other income includes interest earned on cash deposits and dividends on certain of our investments.

      Expenses. Our expenses include the consolidation of hotel and resort expenses for our properties leased to a TRS and operated by a third-party management company. Hotel and resort operating costs include expenses incurred related to room revenue, food and beverage revenue, and revenues from other hotel and resort operating departments such as spas, golf courses, parking and telephone services. In addition, hotel and resort operating costs include expenses incurred for property operations including insurance and taxes, repairs and maintenance costs, sales and marketing costs, and hotel and resort management fees paid to the third-party management companies. Interest and loan cost amortization reflects the interest paid on our indebtedness and the amortization of loan costs that were previously capitalized when incurred in connection with borrowings. Loan costs are amortized on a straight-line basis over the term of the underlying borrowing agreement. General and administrative expenses include costs for our corporate staff and overhead and our information technology and human resources functions. Depreciation and amortization primarily represents depreciation of our hotel properties including buildings and equipment on a straight line basis over seven to 40 years.

Critical Accounting Policies

      Our consolidated financial statements include our accounts and those of all of our consolidated subsidiaries. Our discussion and analysis of our financial condition and the results of our operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosures. The estimates are based on judgment and historical experience, and we believe them to be reasonable based on current circumstances. We evaluate these estimates and assumptions on an on-going basis.

      While we do not believe that the reported amounts would be materially different, application of these policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates under different assumptions or conditions. The following represent certain critical accounting policies that require the use of business judgment or significant estimates to be made:

•	Allocation of Purchase Prices to Properties. We generally obtain third-party property appraisals as a part of our normal pre-acquisition due diligence procedures. These appraisals are used by us to evaluate the fairness of the purchase price and to assist in the allocation of the purchase price between land, building, equipment, intangible assets and goodwill. In circumstances where a specific property or business acquired is expected to have significant values assigned to intangible assets or goodwill, we obtain third-party purchase price allocation studies to assist in the allocation of the purchase price to these assets. We believe that these appraisals and purchase price allocation studies are carried out by competent third-party experts and that they result in fair allocations. A change in the allocations could result in an increase or decrease in depreciation expense and amortization expense and could result in different balance sheet classifications among assets or affect the determination of net income.

•	Consolidation Policy. In accordance with FASB Financial Interpretation No. 46R, “Consolidation of Variable Interest Entities,” or FIN 46R, we consolidate investments in variable interest entities, or VIEs, for which we are the primary beneficiary. The primary beneficiary of a VIE is the party that absorbs a majority of an entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets excluding variable interests. To make this determination, we must make certain estimates and assumptions about the VIE’s future operating performance. Variability in these estimates may result in a different conclusion regarding whether or not to consolidate certain VIEs. Prior to FIN 46R, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. Application of FIN 46R is required in financial statements of public entities that have interests in VIEs for periods ending after March 15, 2004. We have adopted FIN 46R as of December 31, 2003, which resulted in the consolidation of several of our previously unconsolidated subsidiaries. Though not required, FIN 46R does permit restatement of previously issued financial statements. We have restated prior years’ consolidated financial statements to maintain comparability between the periods presented in the consolidated financial statements and the accompanying notes. These restatements had no effect on stockholders’ equity or net income.

•	Determination of Fair Value of Long-lived Assets. We review our properties and investments in unconsolidated subsidiaries periodically (not less than once per year) for impairment or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. We determine whether impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. Although to date no impairment has occurred, such an impairment would result in a reduction in the carrying value of the impaired property and an expense to us for the amount of the impairment write-down. In estimating future undiscounted cash flows, we use historical cash flows, the expected growth rate of revenues and expenses, the effect of capital expenditures, remaining useful life of the property, holding periods, and future market and economic conditions. Variability of these and other assumptions could result in a difference in the estimated undiscounted future cash flows.

•	Depreciation and Amortization Expense. Depreciation and amortization expense are based on the estimated useful lives of our assets and on the method used to calculate depreciation. The lives of the assets are based on a number of assumptions, including cost and timing of capital expenditures to maintain and refurbish the assets, and estimated holding periods. We believe our estimates are reasonable; however, a change in the estimated lives of the assets or the method of depreciation could affect depreciation and amortization expense and net income or the gain or loss on the sale of any of the assets.

•	Valuation of Deferred Tax Assets. We account for federal and state income taxes with respect to our TRS lessees using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and respective tax bases and operating losses and tax-credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In the event that these assumptions change, the deferred taxes may change.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The valuation allowance is based on our estimates of future taxable income and ongoing prudent and feasible tax planning strategies. Should we determine we would not be likely to realize in full the deferred tax asset in the future, we would record a valuation allowance to reduce the deferred tax asset to an amount that is more likely than not to be realized. An adjustment to the deferred tax asset would decrease income in the period the determination was made.

In estimating future taxable income, we must estimate future income using historical data, the expected growth rate of revenues and expenses, the effect of capital expenditures, and future market and economic conditions. Variability of these and other assumptions could result in an inability to recover the carrying value of the deferred tax assets.

Results of Operations

      The following table presents, by industry segment, our portfolio of 130 properties (and associated inventory of rooms) as of March 31, 2004, on a pro forma basis:

Industry Segment	Total Properties	Rooms

Luxury Resorts	5	2,970
Upper Upscale	35	14,068
Upscale	54	9,510
Midscale	36	5,129

Total	130	31,677

Comparison of Pro Forma Quarter Ended March 31, 2004 to Historical Quarter Ended March 31, 2004

      The following discussion compares our unaudited historical results for the quarter ended March 31, 2004 with unaudited pro forma results for the same period after giving effect to the following transactions as if each of these transactions had occurred on January 1, 2004, and excludes the results of operations of six midscale properties held for sale and treated as discontinued operations for financial reporting purposes:

•	the KSL acquisition and the KSL short-term loan;

•	this offering;

•	the advisor acquisition;

•	the repayment of high-yield notes;

•	the 2004 financing transaction;

•	our new secured revolving credit facility;

•	the application of the proceeds from our common stock offering, the 2004 financing transaction, and our borrowing of $146.9 million under our new secured revolving credit facility to repay the principal and outstanding interest under both the KSL short-term loan and the $794.0 million of long-term indebtedness we assumed in the KSL acquisition;

•	the stock grants; and

•	the reverse stock split.

      Unless otherwise indicated, for purposes of the following pro forma financial and other data, the following proposals, which are subject to the approval of our stockholders at our annual meeting of stockholders, are assumed to have been approved:

•	the advisor acquisition:

•	the reverse stock split; and

•	the omnibus plan.

      The unaudited pro forma consolidated statement of operations includes the operating results of KSL for the period of November 1, 2003 to January 31, 2004, which was KSL’s fiscal quarter end, and the results of CHC for the quarter ended March 31, 2004.

      Because of the significance of each of the pro forma transactions and the changes in the mix of those properties based upon industry segment we believe this presentation provides the most appropriate analysis of our company as it currently operates. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 is incorporated by reference into this prospectus and provides management’s discussion and analysis of our historical results.

	Quarter Ended March 31,

	Pro Forma	Historical
	2004	2004	Change	% Change

	(dollars in thousands)
Hotel and Resort Revenues
Rooms	$200,497	$152,179	48,318	31.8%
Food and beverage	87,498	49,792	37,706	75.7%
Other operating departments	52,257	13,976	38,281	273.9%

Total hotel and resort revenues	340,252	215,947	124,305	57.6%
Hotel and Resort Expenses	(245,228)	(160,687)	(84,541)	52.6%

Gross margin	$95,024	$55,260	$39,764	72.0%

Gross margin percentage	27.9%	25.6%	2.3%	9.0%
Other Revenues
Rental income from operating leases	$9,116	$9,116	$—	—
Credit enhancement revenue	6,376	6,376	—	—
Interest and other income	2,706	2,347	359	15.3%
Other Expenses
Interest and loan cost amortization	40,494	26,118	14,376	55.0%
General operating and administrative	18,402	4,997	13,405	268.3%
Asset management fees to related party	—	4,946	(4,946)	(100.0)%
Depreciation and amortization	42,688	30,890	11,798	38.2%

      Hotel and Resort Revenues. On a pro forma basis hotel and resort revenues, including room, food and beverage and other operating departments, would have been $340.3 million as compared to $215.9 million for the same period on a historical basis, an increase of $124.3 million, or 57.6%. This increase is due to the KSL acquisition. The increase does not include revenues from the advisor acquisition, as substantially all of the revenues of that entity represent fees paid by us and therefore these amounts have been eliminated in our consolidated pro forma results as revenue that would have not occurred.

      On a pro forma basis room revenues would have been $200.5 million as compared to $152.2 million for the same period on a historical basis, an increase of $48.3 million, or 31.8%, resulting from the properties acquired as part of the KSL acquisition. On a pro forma basis food and beverage revenues would have been $87.5 million as compared to $49.8 million on a historical basis, an increase of $37.7 million, or 75.7%, resulting from the properties acquired as part of the KSL acquisition. In addition, on a pro forma basis revenue from other operating departments would have been $52.3 million as compared to $14.0 million on a historical basis, an increase of $38.3 million, or 273.9%, resulting from the properties acquired as part of the KSL acquisition.

      Other Revenues. On a pro forma basis revenues generated from rental income from operating leases would have been comparable to the historical rental income revenues of $9.1 million. On a pro forma basis revenues generated from credit enhancements would have been comparable to the historical revenues from credit enhancements of $6.4 million. On a pro forma basis interest and other income increased $0.4 million, or 15.3%, to $2.7 million as compared to historical interest and other income of $2.3 million. This increase is due, primarily, to the $0.3 million of interest and other income from the properties acquired as part of the KSL acquisition that pertain primarily to interest on cash deposits.

      Hotel and Resort Expenses. On a pro forma basis hotel related expenses would have increased by $84.5 million, or 52.6%, as shown below:

	Quarter Ended March 31,

	Pro Forma	Historical
	2004	2004	Change	% Change

	(dollars in thousands)
Room	$47,671	$36,612	$11,059	30.2%
Food and beverage	59,178	36,824	22,354	60.7%
Other operating departments	27,165	8,246	18,919	229.4%
Property operations	65,913	45,814	20,099	43.9%
Repairs and maintenance	14,914	10,552	4,362	41.3%
Hotel and resort management fees	9,644	7,158	2,486	34.7%
Sales and marketing	20,743	15,481	5,262	34.0%

Total	$245,228	$160,687	$84,541	52.6%

      On a pro forma basis expenses related to food and beverage revenues and other operating departments increased by the largest percentages. The primary reason these operating expense components increased at a rate higher than the other expense components is due to the increase in resort properties in our pro forma portfolio, including the six properties acquired as part of the KSL acquisition. Resort properties, generally, have a higher percentage of revenues generated from food and beverage and other operating departments including spa and golf course operations, and consequently the expenses in those operating areas are also higher. For the quarter ended March 31, 2004, on a historical basis, approximately 21.3% and 6.0% of our revenues were derived from food and beverage services and from other hotel operating departments, respectively, as compared with 30.2% and 30.7% for the properties acquired as part of the KSL acquisition, respectively.

      On a pro forma basis, expenses related to room revenues would have been $47.7 million as compared to $36.6 million for the same period on a historical basis, an increase of $11.1 million, or 30.2%, resulting from the properties acquired as part of the KSL acquisition. On a pro forma basis, food and beverage expenses would have been $59.2 million as compared to $36.8, an increase of $22.4 million, or 60.7%, resulting from the properties acquired as part of the KSL acquisition. In addition, on a pro forma basis, expenses incurred for the other operating departments would have been $27.2 million as compared to $8.2 million on a historical basis, an increase of $18.9 million, or 229.4%, resulting from the properties acquired as part of the KSL acquisition. On a pro forma basis, expenses related to property operations including property taxes and insurance would have been $65.9 million, as compared to $45.8 million on a historical basis, an increase of $20.1 million, or 43.9%, resulting from the properties acquired as part of the KSL acquisition. On a pro forma basis, expenses related to repairs and maintenance would have been $14.9 million as compared to $10.6 million on a historical basis, an increase of $4.4 million, or 41.3%, resulting from the properties acquired as part of the KSL acquisition. On a pro forma basis, expenses related to management fees would have been $9.6 million as compared to $7.2 million on a historical basis, an increase of $2.5 million, or 34.7%, that would have been incurred for the properties acquired as part of the KSL acquisition. Prior to our acquisition, the owner of the properties acquired in the KSL acquisition also managed these properties and as a result no expense for these fees were incurred. On a pro forma basis, expenses related to sales and marketing activities would have been $20.7 million as compared to $15.5 million on a historical basis, an increase of $5.3 million, or 34.0%, resulting from the properties acquired as part of the KSL acquisition.

      Other Expenses. On a pro forma basis, interest and amortization of loan costs would have been $40.5 million as compared to $26.1 million on a historical basis, an increase of $14.4 million, or 55.0%. Our pro forma presentation includes the recognition of the incurrence of a $1.1 billion short-term loan with an interest rate of LIBOR plus 2.75% in connection with the KSL transaction, which is subsequently paid down, in part, and replaced with the 2004 financing transaction, including $500.0 million bearing interest at 5.85%, based on three-year interest rate protection arrangements, and $500.0 million bearing a variable rate of interest of LIBOR plus 2.40%.

      The increase in expenses relating to interest and amortization of loan costs is due to both increased levels of interest on indebtedness, as outlined above, as well as an increase in amortized loan costs that have been or will be incurred and capitalized in connection with the KSL acquisition, which was presented on a pro forma basis as if the debt was incurred on January 1, 2004.

      On a pro forma basis, general and administrative expenses would have increased to $18.4 million as compared to $5.0 million in our historical results an increase of $13.4 million, or 268.3%. The pro forma general and administrative expenses would have been 5.1% of total pro forma revenue compared to 2.1% on a historical basis. The increase in general and administrative expenses on a pro forma basis is due to the KSL acquisition after eliminating $3.8 million in non-recurring expenses and after adding $5.5 million of expenses from the advisor acquisition, $2.4 million relating to restricted stock grants in connection with the adoption and approval of the omnibus plan and the execution of employment agreements with certain of our officers and $1.9 million for proxy solicitation costs. The pro forma general and administrative expenses do not reflect any cost savings relating to the integration of the businesses acquired or to other synergies.

      On a pro forma basis, the asset management fees to related party are eliminated as a result of the advisor acquisition.

      Under purchase accounting, the historical basis of the hotel properties acquired as part of the KSL acquisition were increased to reflect the allocation of the purchase price to these assets. As a result, on a pro forma basis, the depreciation and amortization for these assets includes not only the historical amounts previously recognized by the entities but also the incremental amounts relating to the purchase price allocation. Depreciation expense is offset by $0.8 million in reduced depreciation expense as a result of the elimination of certain acquisition fees previously paid to CHC and included in the depreciable basis of the related assets. Overall, the pro forma increase in depreciation and amortization is $11.8 million or 38.2%.

Hotel and Resort Operating Statistics

      Management regularly reviews operating statistics such as RevPAR, ADR, and occupancy levels at our properties in order to evaluate performance as compared to our budgets, past results, and against applicable industry segment information.

      The following table presents historical information related to our properties for the quarter ended March 31, 2004. Unaudited hotel and resort occupancy, ADR and RevPAR are presented for hotels and resorts for the period in 2004 that we owned the properties. The data available to make comparisons is limited due to the amount, timing and extent of our recent acquisitions.

Unaudited Historical Operating Statistics

For the Quarter Ended March 31, 2004 (1)

	Hotels	Rooms	Occupancy	ADR	RevPAR

Consolidated
Luxury Resort	1	688	(2)	(2)	(2)
Upper Upscale	30	10,577	67.5%	$128.76	$86.86
Upscale	41	6,555	70.7%	96.98	68.57
Midscale	31	4,306	67.0%	77.14	51.68

Total Consolidated	103	22,126	68.5%	114.30	78.30
Unconsolidated	3	2,665	78.9%	169.14	133.49
Triple Net Lease(3)	17	3,373	70.8%	92.71	65.62

Total Hotels and Resorts	123	28,164	69.8%	$117.59	$82.02

(1)	Excludes one property under development and six properties held for sale as of March 31, 2004.

(2)	For classifications in which we owned less than three properties, operating statistics for these hotels are not presented for competitive reasons; however, they are presented in the total operating statistics.

(3)	Our operating results include only lease payments from these properties, as we do not directly participate in their revenues.

      The following table presents unaudited pro forma performance data and includes the operating results for the properties acquired from KSL in April 2004, relative to the results of those properties in the first fiscal quarter of 2004, as if those properties had been acquired on January 1, 2004.

Unaudited Pro Forma Operating Statistics

For the Quarter Ended March 31, 2004(1)

	Hotels	Rooms	Occupancy	ADR	RevPAR

Consolidated
Luxury Resort	5	2,970	66.8%	$259.43	$173.33
Upper Upscale	32	11,515	66.1%	130.77	86.48
Upscale	41	6,555	70.7%	96.98	68.57
Midscale	31	4,306	67.0%	77.14	51.68

Total Consolidated	109	25,346	67.5%	130.02	87.73
Unconsolidated	3	2,665	78.9%	169.14	133.49
Triple Net Lease(2)	17	3,373	70.8%	92.71	65.62

Total Hotels and Resorts	129	31,384	68.8%	$129.78	$89.25

(1)	Excludes one hotel under development and six properties held for sale as of March 31, 2004.

(2)	Our operating results include only lease payments from these properties, as we do not directly participate in their revenues.

Comparison of Pro Forma Year Ended December 31, 2003 to Historical Year Ended December 31, 2003

      The following discussion compares our audited historical results for the year ended December 31, 2003 with unaudited pro forma results for the same period after giving effect to the following transactions as if each of these transactions had occurred on January 1, 2003, and excludes the results of operations of six midscale properties held for sale and treated as discontinued operations for financial reporting purposes:

•	the KSL acquisition and the KSL short-term loan;

•	the RFS acquisition;

•	the other 2003 acquisitions;

•	this offering;

•	the advisor acquisition;

•	the repayment of high-yield notes;

•	the 2004 financing transaction;

•	our new secured revolving credit facility;

•	the application of the proceeds from this offering, the 2004 financing transaction, and our borrowing of $146.9 million under our new secured revolving credit facility to repay the principal and outstanding interest under both the KSL short-term loan and the $794.0 million of long-term indebtedness assumed in the KSL acquisition;

•	the prior stock offering;

•	the stock grants; and

•	the reverse stock split.

      Unless otherwise indicated, for purposes of the following pro forma financial and other data, the following proposals subject to the approval of our shareholders at our annual meeting of shareholders are assumed to have been approved:

•	the advisor acquisition:

•	the reverse stock split; and

•	the omnibus plan.

      The unaudited pro forma consolidated statement of operations includes the operating results of KSL for the period of November 1, 2002 to October 31, 2003, which was KSL’s fiscal year end, the results of RFS for the period from January 1, 2003 to July 10, 2003, the date of the consummation of the RFS acquisition, the results of CHC for the twelve months ended December 31, 2003, and the results of operations for the 16 properties acquired or constructed as part of the other 2003 acquisitions for the period from January 1, 2003 to the date of our acquisition of each individual property.

      Because of the significance of each of the pro forma transactions and the significant change in the total number of properties in our portfolio and the changes in the mix of those properties based upon industry segment, we believe this presentation provides the most appropriate analysis of our company as it currently operates. Our Annual Report on Form 10-K/A, as amended, is incorporated by reference into this prospectus and provides management’s discussion and analysis of our historical results.

	Year Ended December 31,

	Pro Forma	Historical
	2003	2003	Change	% Change

	(dollars in thousands)
Hotel and Resort Revenues
Rooms	$788,384	$364,181	$424,203	116.5%
Food and beverage	333,579	98,198	235,381	239.7%
Other operating departments	197,963	27,769	170,194	612.9%

Total hotel and resort revenues	1,319,926	490,148	829,778	169.3%
Hotel and Resort Expenses	(951,094)	(369,693)	(581,401)	157.3%

Gross margin	$368,832	$120,455	$248,377	206.2%

Gross margin percentage	27.9%	24.6%	3.3%	13.4%
Other Revenues
Rental income from operating leases	$36,782	$35,263	$1,519	4.3%
Credit enhancement revenue	25,430	24,763	667	2.7%
Interest and other income	9,451	6,966	2,485	35.7%
Other Expenses
Interest and loan cost amortization	164,538	61,202	103,336	168.8%
General operating and administrative	56,685	10,107	46,578	460.8%
Asset management fees to related party	0	12,782	(12,782)	(100.0)%
Depreciation and amortization	170,052	76,714	93,338	121.7%
      Hotel and Resort Revenues. On a pro forma basis hotel and resort revenues, including room, food and beverage and other operating departments, would have been $1.3 billion as compared to $490.1 million for the same period on a historical basis, an increase of $829.8 million, or 169.3%. This increase is due to the acquisition of hotel and resort properties during 2003 and 2004, including $466.8 million of revenue from the properties acquired as part of the KSL acquisition, $90.0 million of revenue from the properties acquired as part of the RFS acquisition and $273.0 million of revenue from the properties acquired as part of the other 2003 acquisitions. The increase does not include revenues from the advisor acquisition, as substantially all of the revenues of that entity represent fees paid by us and therefore these amounts have been eliminated in our consolidated pro forma results as revenue that would have not occurred.

      On a pro forma basis room revenues would have been $788.4 million as compared to $364.2 million for the same period on a historical basis, an increase of $424.2 million, or 116.5%. This increase is comprised of approximately $191.2 million in room revenue from the properties acquired as part of the KSL acquisition, $154.8 million from properties acquired as part of the other 2003 acquisitions, and $78.2 million from properties acquired as part of the RFS acquisition. On a pro forma basis food and beverage revenues would have been $333.6 million as compared to $98.2 million on a historical basis, an increase of $235.4 million, or 239.7%. This increase is comprised of approximately $136.0 million in food and beverage revenue from the properties acquired as part of the KSL acquisition, $9.0 million from the properties acquired as part of the RFS acquisition and $90.4 million from the properties acquired as part of the other 2003 acquisitions. In addition, on a pro forma basis revenue from other operating departments would have been $198.0 million as compared to $27.8 million on a historical basis, an increase of $170.2 million, or 612.9%. This increase is comprised of approximately $139.5 million in revenue from the properties acquired as part of the KSL acquisition, $27.9 million from the properties acquired as part of the other 2003 acquisitions, and $2.8 million from the properties acquired as part of the RFS acquisition.

      Other Revenues. On a pro forma basis revenues generated from rental income from operating leases increased $1.5 million, or 4.3%, to $36.8 million as compared to historical rental income revenues of $35.3 million. This increase is due to the RFS acquisition. On a pro forma basis revenues generated from credit enhancements were increased $0.7 million, or 2.7%, to $25.4 million as compared to the historical revenues from credit enhancements of $24.8 million. On a pro forma basis interest and other income increased $2.5 million, or 35.7%, to $9.5 million as compared to historical interest and other income of $7.0 million. This increase is due, primarily, to the $2.3 million of interest and other income from the properties acquired as part of the KSL acquisition that pertain primarily to interest on cash deposits.

      Hotel and Resort Expenses. On a pro forma basis hotel related expenses would have increased by $581.4 million, or 157.3%, as shown below:

	Year Ended December 31,

	Pro Forma	Historical
	2003	2003	Change	% Change

	(dollars in thousands)
Room	$182,998	$87,114	$95,884	110.1%
Food and beverage	229,136	75,457	153,679	203.7%
Other operating departments	110,074	17,616	92,458	524.9%
Property operations	253,750	110,857	142,893	128.9%
Repairs and maintenance	56,202	25,314	30,888	122.0%
Hotel and resort management fees	38,751	16,644	22,107	132.8%
Sales and marketing	80,183	36,691	43,492	118.5%

Total	$951,094	$369,693	$581,401	157.3%

      On a pro forma basis expenses related to food and beverage revenues and other operating departments increased by the largest percentages. The primary reason these operating expense components increased at a rate higher than the other expense components is due to the increase in resort properties in our pro forma portfolio, including the six properties acquired as part of the KSL acquisition and the Hotel del Coronado. Resort properties, generally, have a higher percentage of revenues generated from food and beverage and other operating departments including spa and golf course operations, and consequently the expenses in those operating areas are also higher. In 2003, on a historical basis, approximately 17.6% and 5.0% of our revenues were derived from food and beverage services and from other hotel operating departments, respectively, as compared with 29.0% and 29.8% for the properties acquired as part of the KSL acquisition, respectively, and 33.0% and 10.2%, respectively, for the properties acquired as part of the other 2003 acquisitions.

      On a pro forma basis, expenses related to room revenues would have been $183.0 million as compared to $87.1 million for the same period on a historical basis, an increase of $95.9 million, or 110.1%. This increase is comprised of approximately $42.7 million in expenses from the properties acquired as part of the KSL acquisition, $36.8 million from the properties acquired as part of other 2003 acquisitions, and $16.4 million from the properties acquired as part of the RFS acquisition. On a pro forma basis, food and beverage expenses would have been $229.1 million as compared to $75.5 million on a historical basis, an increase of $153.7 million, or 203.7%. This increase is comprised of approximately $82.1 million in food and beverage expenses from the properties acquired as part of the KSL acquisition, $65.1 million from the properties acquired as part of other 2003 acquisitions, and $6.5 million from the properties acquired as part of the RFS acquisition. In addition, on a pro forma basis, expenses incurred for the other operating departments would have been $110.1 million as compared to $17.6 million on a historical basis, an increase of $92.5 million, or 524.9%. This increase is comprised of approximately $77.1 million in expenses from the properties acquired as part of the KSL acquisition, $14.6 million from the properties acquired as part of the other 2003 acquisitions, and $0.8 million from the properties acquired as part of the RFS acquisition. On a pro forma basis, expenses related to property operations including property taxes and insurance would have been $253.8 million, as compared to $110.9 million on a historical basis, an increase of $142.9 million, or 128.9%. This increase is comprised of approximately $73.4 million in property operation expenses from the properties acquired as part of the KSL acquisition, $50.0 million from the properties acquired as part of other 2003 acquisitions, and $19.5 million from the properties acquired as part of the RFS acquisition. On a pro forma basis, expenses related to repairs and maintenance would have been $56.2 million as compared to $25.3 million on a historical basis, an increase of $30.9 million, or 122.0%. This increase is comprised of approximately $17.8 million in repairs and maintenance expenses from the properties acquired as part of the KSL acquisition, $7.9 million from the properties acquired as part of other 2003 acquisitions, and $5.2 million from the properties acquired as part of the RFS acquisition. On a pro forma basis, expenses related to management fees would have been $38.8 million as compared to $16.6 million on a historical basis, an increase of $22.1 million, or 132.8%. This increase is comprised of actual management fees incurred of approximately $4.6 million from the properties acquired as part of the RFS acquisition and $8.2 million from the properties acquired in other 2003 acquisitions. The increase also includes our estimate of approximately $9.3 million of management fees that would have been incurred for the properties acquired as part of the KSL acquisition. Prior to our acquisition, the owner of the properties acquired in the KSL acquisition also managed these properties and as a result no expense for these fees was incurred. On a pro forma basis, expenses related to sales and marketing activities would have been $80.2 million as compared to $36.7 million on a historical basis, an increase of $43.5 million, or 118.5%. This increase is comprised of approximately $22.9 million in sales and marketing expenses from the properties acquired as part of the KSL acquisition, $15.4 million from the properties acquired as part of other 2003 acquisitions, and $5.2 million from the properties acquired as part of the RFS acquisition.

      Other Expenses. On a pro forma basis, interest and amortization of loan costs would have been $164.5 million as compared to $61.2 million on a historical basis, an increase of $103.3 million, or 168.8%. Our pro forma presentation includes the recognition of the following events and/or transactions:

•	the incurrence of $165.0 million of debt in connection with 26 of the properties acquired as part of the RFS acquisition; and

•	the incurrence of $1.1 in billion short-term loan with an interest rate of LIBOR plus 2.75% in connection with the KSL transaction, which is subsequently paid down, in part, and replaced with the 2004 financing transaction, including $500.0 million bearing interest at 5.85% (as of July 15, 2004), and $500.0 million bearing a variable rate of interest of LIBOR plus 2.40% with a 5.00% per annum cap on LIBOR, in each case based on three-year interest rate protection arrangements.

      The increase in expenses relating to interest and amortization of loan costs is due to both increased levels of interest on indebtedness, as outlined above, as well as an increase in amortized loan costs that have been or will be incurred and capitalized in connection with the KSL and RFS acquisitions, this offering and because other debt we incurred or assumed in 2003 and 2004 were presented on a pro forma basis as if the debt was incurred on January 1, 2003.

      On a pro forma basis, general and administrative expenses would have increased to $56.7 million as compared to $10.1 million in our historical results an increase of $46.6 million, or 460.8%. The pro forma general and administrative expenses would have been 4.1% of total pro forma revenue compared to 1.8% on a historical basis. The increase in general and administrative expenses on a pro forma basis is due to $14.2 million from the KSL acquisition after eliminating $26.6 million in non-recurring expenses, $8.8 million from the RFS acquisition after eliminating $17.2 million in non-recurring expenses, and after adding $14.3 million of expenses from the advisor acquisition, $7.4 million relating to restricted stock awards in connection with the adoption and approval of the omnibus plan and the execution of employment agreements with certain of our officers and $1.9 million for proxy solicitation costs. The pro forma general and administrative expenses do not reflect any cost savings relating to the integration of the businesses acquired or to other synergies.

      On a pro forma basis, the asset management fees to related party are eliminated as a result of the advisor acquisition.

      Under purchase accounting, the historical basis of the hotel properties acquired as part of the RFS acquisition and the KSL acquisition were increased to reflect the allocation of the purchase price to these assets. As a result, on a pro forma basis, the depreciation and amortization for these assets includes not only the historical amounts previously recognized by the entities but also the incremental amounts relating to the purchase price allocation. Of the increase in depreciation and amortization, the amount relating to these acquisitions is approximately $69.6 million. The remaining increase in depreciation and amortization of approximately $23.7 million consists of approximately $25.5 million in depreciation relating to properties acquired as part of the other 2003 acquisitions primarily offset by a reduction of approximately $2.3 million in reduced depreciation expense as a result of the elimination of certain acquisition fees previously paid to CHC and included in the depreciable basis of the related assets. Overall, the pro forma increase in depreciation and amortization is $93.3 million, or 121.7%.

      Minority interest on a pro forma basis increased to $5.2 million. This increase relates to the minority interest portion of the income (loss) from four joint ventures that acquired nine properties in 2003 including the Hotel del Coronado (with a minority interest of 30%) that is owned through a consolidated joint venture arrangement.

      The historical financial statements of KSL included a charge of $25.0 million relating to extinguishment of debt that would have been incurred by us if the acquisition had taken place at the beginning of the period.

Hotel and Resort Operating Statistics

      Management regularly reviews operating statistics such as RevPAR, ADR, and occupancy levels at our properties in order to evaluate performance as compared to our budgets, past results, and against applicable industry segment information.

      The following table presents historical information related to our properties for the year ended December 31, 2003. Unaudited hotel and resort occupancy, ADR and RevPAR are presented for hotels and resorts for the period in 2003 that we owned the properties. The data available to make comparisons is limited due to the amount, timing and extent of our recent acquisitions.

Unaudited Historical Operating Statistics

For the Year Ended December 31, 2003(1)

	Hotels	Rooms	Occupancy	ADR	RevPAR

Consolidated
Luxury Resort	1	688	(2)	(2)	(2)
Upper Upscale	30	10,577	66.4%	$124.37	$82.63
Upscale	40	6,399	70.4%	91.57	64.44
Midscale	31	4,306	68.9%	73.44	50.59

Total Consolidated	102	21,970	68.6%	110.32	75.64
Triple Net Lease(3)	17	3,373	65.9%	86.85	57.26
Unconsolidated	3	2,665	69.4%	142.66	99.04

Total Hotels and Resorts	122	28,008	68.3%	$110.73	$75.65

(1)	Excludes two properties under development and six properties held for sale as of December 31, 2003.

(2)	For classifications in which we owned less than three properties, operating statistics for these hotels are not presented for competitive reasons; however, are presented in the total operating statistics.

(3)	Our operating results include only lease payments from these properties, as we do not directly participate in their revenues.

      The following table presents unaudited pro forma performance data and includes the operating results for the properties acquired from KSL in April 2004, including the fiscal 2003 results of those properties, as if those properties had been acquired on January 1, 2003.

Unaudited Pro Forma Operating Statistics

For the Year Ended December 31, 2003(1)

	Hotels	Rooms	Occupancy	ADR	RevPAR

Consolidated
Luxury Resort	5	2,970	68.3%	$258.76	$176.85
Upper Upscale	32	11,515	65.2%	124.70	81.35
Upscale	40	6,399	70.4%	91.57	64.44
Midscale	31	4,306	68.9%	73.44	50.59

Total Consolidated	108	25,190	67.5%	124.85	84.33
Unconsolidated	3	2,665	69.4%	142.66	99.04
Triple Net Lease(2)	17	3,373	65.9%	86.85	57.26

Total Hotels and Resorts	128	31,228	67.5%	$122.41	$82.67

(1)	Excludes two properties under development as of December 31, 2003.

(2)	Our operating results include only lease payments from these properties, as we do not directly participate in their revenues.

Pro Forma Liquidity and Capital Resources

      We anticipate that our total pro forma consolidated indebtedness will be approximately $2.8 billion. We also intend to enter into a secured revolving credit facility with an affiliate of Banc of America Securities LLC, one of our joint book-running managers, and an affiliate of Deutsche Bank Securities Inc., one of our underwriters, acting as joint lead arrangers. An affiliate of Banc of America Securities LLC will serve as the administrative agent for this credit facility, and several of our underwriters will act as lenders with a total capacity of $500.0 million, which we expect to be available to us upon completion of this offering. Upon completion of this offering and the currently contemplated financing transactions, we will have significant borrowing capacity. Our total pro forma debt-to-total market capitalization is expected to be approximately 40.1%. After giving effect to certain interest rate protection agreements in connection with the 2004 financing transaction, approximately $1.48 billion, or 53.0% of our total debt outstanding, will bear interest at a fixed rate and approximately $1.31 billion, or 47.0%, will be variable rate indebtedness.

      Our short-term and long-term liquidity requirements consist primarily of funding our operating expenses and other expenditures directly associated with our properties, including:

•	distributions paid to our stockholders pursuant to our distribution policy and to maintain our REIT status;

•	interest expense and scheduled principal payments on our indebtedness;

•	acquisition of properties;

•	capital expenditures to improve our properties;

•	retirement of mortgage or unsecured debt or repayment of amounts borrowed under our new secured revolving credit facility;

•	existing development activities; and

•	recurring repairs and maintenance expenditures required to maintain our properties.

      We expect to meet our short-term liquidity needs through a combination of the following:

•	cash on hand;

•	cash provided by operations;

•	our new secured revolving credit facility;

•	net proceeds from this offering;

•	deposits from our membership programs;

•	reserves established for the replacement of furniture, fixtures and equipment; and

•	the disposition of our assets held for sale.

      We plan to draw on our new secured revolving credit facility to fund distributions to our stockholders when cash flow from operations is not sufficient. We expect to borrow to fund distributions to stockholders at least through the end of 2004. During the last three quarters of the 2004 fiscal year, we expect to spend approximately $128.6 million for replacements of furniture, fixtures and equipment and for major capital improvements at our hotels and resorts. Of this amount, $57.1 million relates to recurring capital improvements and is expected to be funded from cash reserves that we currently have set aside for such purposes.

      We expect to meet our long-term liquidity needs through a combination of the following:

•	our ability to refinance secured borrowings on our properties;

•	our new secured revolving credit facility;

•	selective disposition of non-core assets or other assets, which, upon sale, should generate net positive cash flow after debt repayments;

•	selective sale or contribution of hotels or resorts to joint ventures formed with unrelated investors, which may have the net effect of generating additional capital;

•	issuance of additional equity and/or debt securities; and

•	sources described above with respect to our short-term liquidity.

      We do not intend to reserve funds to retire existing secured or unsecured indebtedness upon maturity.

      In order to remain qualified as a REIT, we are required to distribute at least 90% of our taxable income, excluding net capital gains, to stockholders. We pay distributions to our stockholders on a quarterly basis pursuant to our distribution policy, as more fully described under “Distribution Policy”. In addition, we utilize our capital to acquire or develop properties or entities that own properties and invest in joint ventures that acquire and own properties. Our properties require recurring investment related to capital expenditures and general capital improvements, which we estimate will amount to approximately $64.6 million over the next 12 months.

      Historically, we have satisfied our liquidity requirements through our existing line of credit, cash provided by our credit enhancement arrangements, our common stock offerings and cash provided by our operations. During the quarter ended March 31, 2004 and the years ended December 31, 2003, 2002 and 2001, we raised gross proceeds of approximately $615.2 million, $1.2 billion, $489.1 million and $286.1 million, respectively, from our common stock offerings. We believe that our pro forma available cash, our expected $500.0 million new secured revolving credit facility, net proceeds of our common stock offering and cash provided by our operations and from the remaining credit enhancement arrangements will be sufficient to meet our liquidity requirements in the short-term. We believe that debt and equity capital will continue to be available to us in the future to fund our long-term liquidity needs in addition to our short-term liquidity sources. However, certain factors may have a material adverse affect on our access to capital resources. Our ability to incur additional debt is also dependent on a number of factors, including but not limited to the degree of leverage, the value of our unencumbered assets, and borrowing restrictions imposed by our existing lenders. Based upon our internal property evaluations, we believe the value of our properties exceeds the outstanding amount of indebtedness that will encumber those properties after giving effect to all of our financing transactions.

     Membership Deposits

      Our cash flows and financial condition include the receipt and recognition of member deposits representing the required deposits for certain membership plans that entitle members of various golf, tennis and social facilities and services at some of our hotels and resorts. Under our membership programs, deposits generally become refundable upon:

•	demand by the member after 30 years in the program;

•	the sale of the member’s home in the resort community when the home buyer purchases a new membership;

•	the member’s withdrawal from the program and a request for a refund under the “Four-for-One” program; and

•	in case of a member’s death, a request for refund by the surviving spouse.

      Under the “Four-for-One” program, a member can, upon notification to us, cause us to repurchase his or her membership and refund the related deposit. However, our obligation to repurchase a membership and refund the deposit occurs only after we have sold four new memberships for each member who has requested a refund under this program. We recognize a liability for the membership deposits, which do not bear interest, and recognize the cash flow from these deposits. On a pro forma basis, our accrued liability pertaining to membership deposits was approximately $185.0 million as of December 31, 2003. In addition, for KSL’s quarter ended January 31, 2004 and KSL’s fiscal year ended October 31, 2003 KSL recognized approximately $8.3 million and $34.5 million, respectively, in its cash flows for the receipt of such deposits and approximately $2.5 million and $10.7 million, respectively, in refunds.

Commitments

      On a pro forma basis we expect to have long-term indebtedness totaling approximately $2.8 billion. The following table summarizes our pro forma repayment obligations during the last three quarters of 2004, for each of the years from 2005 to 2009 and thereafter assuming we exercise all extension options.

From April 1, 2004 to December 31, 2004	$12,558
2005	56,212
2006	119,942
2007	435,236
2008	719,888	(1)
2009	1,136,724	(2)
Thereafter	313,191

Total	$2,793,751

(1)	Includes approximately $455.0 million of our indebtedness, which is due in 2006 (before giving effect to the two one-year extensions).

(2)	Includes approximately $1.0 billion of our indebtedness, which is due in 2007 (before giving effect to the two one-year extensions).

      Our properties are operated under various management agreements with third-party management companies that call for base management fees, which generally range from 2% to 3% of hotel and resort revenues, and have an incentive management fee provision related to the hotel’s profitability. The management agreements generally require us to set aside 3% to 5% of hotel and resort revenues in furniture, fixtures and equipment reserve accounts to be used for the replacement of furniture, fixtures and equipment. The management agreements have terms from 10 to 20 years and generally have renewal options.

Pro Forma Consolidated Indebtedness

      We anticipate that our total pro forma indebtedness will be approximately $2.8 billion. This indebtedness is expected to be comprised of the following (dollars in thousands):

				March 31,
	Collateral	Interest Rate	Maturity Date	2004 Balance

Floating Rate Debt:
CMBS loan	26 hotels	LIBOR + 2.47%(1)(2)(3)(9)	December 2008	$165,562
Mortgage debt	4 hotels	LIBOR + 2.30%(4)	October 2006	98,490
CMBS loan	1 hotel	LIBOR + 2.85%(2)(5)(10)	December 2008	290,540
Construction loan	2 hotels	LIBOR + 2.75%(6)	December 2005	38,727
Construction loan	1 hotel	LIBOR + 3.50%	August 2006	15,578
Line of credit	33 hotels	LIBOR + 2.50%	August 2007	170,973
Mortgage debt	1 hotel	CDOR + 3.75%(11)	March 2009	33,774
CMBS loan (2004 financing transaction)	3 hotels	LIBOR + 2.40%(2)(7)	August 2009	500,000

Total floating rate debt				1,313,644
Fixed Rate Debt:
Publicly-traded term notes	N/ A	9.75%	March 2012	1,000
CMBS loan	1 hotel	5.60%	March 2009	32,500
Mortgage debt	2 hotels	5.50%	December 2008	127,200
Mortgage debt	8 hotels	6.53%	November 2007	91,194
Mortgage debt	1 hotel	8.22%	November 2007	17,955
Mortgage debt	3 hotels	8.34%	December 2007	50,347
Mortgage debt	1 hotel	8.29%	December 2025	31,554
Mortgage debt	1 hotel	5.84%	December 2007	31,151
Mortgage debt	1 hotel	7.78%	January 2023	9,036
Mortgage debt	2 hotels	5.67%	December 2007	79,022
Mortgage debt	1 hotel	4.93%	July 2008	50,205
Mortgage debt	10 hotels	7.83%	December 2008	90,662
Mortgage debt	7 hotels	7.67%(5)	July 2009	82,575
Mortgage debt	5 hotels	5.95%	March 2010	145,000
Mortgage debt	8 hotels	8.00%	August 2010	50,954
Mortgage debt	1 hotel	8.32%	January 2011	6,525
Mortgage debt	1 hotel	8.11%	February 2011	28,727
Mortgage debt	1 hotel	8.08%	August 2027	46,402
Tax incremental financing note	1 hotel	12.85%(8)	June 2018	8,098
CMBS loan (2004 financing transaction)	3 hotels	5.85%(2)(7)	August 2009	500,000

Total fixed rate debt				1,480,107

Total debt				$2,793,751

(1)	The 26 properties listed as collateral are the same properties that collateralize both commercial mortgage backed security loans, or CMBS loans.

(2)	Maturity date reflects three-year term plus two one-year extensions.

(3)	Includes $35.0 million mezzanine loan with interest rate floor of 6.65%.

(4)	Has an interest rate floor of 4.96%.

(5)	Weighted average interest rate of constituent loans.

(6)	Has an interest rate floor of 6.75%.

(7)	We intend to enter into interest rate protection agreements with respect to this loan that would fix the interest rate to 5.85% per annum, based upon rates on July 15, 2004, on $500.0 million of the principal amount and would cap LIBOR on the remaining $500.0 million of principal at 5.00% per annum.

(8)	Tax incremental financing which is paid down with incremental real estate taxes resulting in an interest rate of 12.85%.

(9)	LIBOR is capped at 5.00% per annum.

(10)	LIBOR is capped at 4.00% per annum.

(11)	CDOR is capped at 7.00% per annum.

Material Covenants of Our Pro Forma Consolidated Outstanding Indebtedness

      Our outstanding indebtedness on individual properties or portfolios of properties will generally contain customary affirmative covenants specific to the property or properties such as financial reporting and standard lease requirements and negative covenants, including, among others, restrictions on the borrower’s ability to (i) create or incur additional liens or indebtedness, (ii) transfer the property or an interest in the property and (iii) merge or consolidate with or into, or convey, transfer or dispose of all or substantially all of its assets to or in favor of, any other person. In connection with some of our mortgages, we are subject to cash management agreements pursuant to which all income generated by certain hotels and/or resorts is deposited directly into a clearing account and then swept into a cash collateral account for the benefit of the lender from which cash is distributed to us only after funding of furniture, fixture and equipment replacement reserves and the payment of debt service, insurance, taxes, operating expenses, and other potential reserves. Certain of those reserve accounts are subject to upward adjustment based on downward fluctuations in net operating income of the applicable hotels and/or resorts.

      Our new secured revolving credit facility will contain customary affirmative, negative and financial covenants, including the following:

•	obligations to make certain periodic financial reports, maintain our properties, maintain our insurance coverage, comply with certain environmental and other laws and maintain our status as a REIT;

•	restrictions on our ability to incur additional liens, make certain types of investments, make certain type of dispositions, make restricted payments, or merge, dissolve, liquidate, consolidate with or into another person, or dispose of all or substantially all of our assets; and

•	obligations to maintain a minimum consolidated tangible net worth amount, maximum consolidated leverage ratio, minimum consolidated fixed charge coverage ratio, and minimum borrowing base debt service coverage ratio.

      The public notes we assumed in the RFS acquisition had more restrictive covenants applicable to the acquired surviving operating partnership. In March 2004, we commenced a cash tender offer for any and all of the notes, of which $81.7 million were outstanding. The offer was completed in May 2004 and holders of these notes tendered a total of $80.7 million. In connection with the tender offer, we eliminated substantially all of the restrictive covenants in the indenture that governs the notes.

Debt Financing

      Our objectives and strategies with respect to long-term debt are to (i) minimize the amount of interest incurred on permanent financing while limiting the risk related to interest rate fluctuations through hedging activities and (ii) maintain the ability to refinance existing debt. For our mortgage notes that bear interest at fixed rates, changes in market interest rates during the term of that debt will not affect our operating results. The majority of our fixed rate debt arrangements allow for repayment earlier than the stated maturity date. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity at higher rates by refinancing prior to maturity.

      All of our mortgage debt is recourse solely to specific assets except for fraud, misapplication of funds and other customary recourse provisions. Most of our properties serve as collateral for mortgage debt.

Distributions

      Our distribution policy is based on a balanced analysis of both current and long-term stabilized cash flows of our properties and value creation, and our objective of continuing to qualify as a REIT for federal income tax purposes. During the year ended December 31, 2003, distributions paid to stockholders of $130.0 million exceeded our cash flows from operations by $17.1 million. During the quarter ended March 31, 2004, distributions paid to stockholders of $50.6 million exceeded our cash flows from operations by $9.5 million. This short-fall occurred primarily because our sale of shares of our common stock occurred in advance of our acquisitions of properties. Additionally, some of the properties in which we invest such equity proceeds may require a period of time following investment to generate revenue. Many of the luxury resort and upper upscale properties that we are currently operating through joint ventures are undergoing renovations or have recently been renovated and as a result the cash distributions that we received from these joint ventures were less than what is ultimately expected to be received once these properties stabilize and obtain their projected market share. Management expects this trend to continue in 2004 as additional capital improvements are made and the renovated properties stabilize. In addition, the operations of our properties have been adversely affected by the recent economic downturn and consequently cash distributions from joint ventures may be delayed if economic recovery is further delayed. During the year ended December 31, 2003 and the quarter ended March 31, 2004, our cash flows from operating activities were supported by $41.5 million and $9.8 million, respectively, in credit enhancements, and we used borrowings on our prior line of credit and from long-term financings to fund $17.1 million and $9.5 million, respectively, of our distributions.

      Some credit enhancements, the proceeds of which are included in cash flows from operations, expired during the second half of 2003 and others are expected to expire in 2004. We expect cash from credit enhancements will be substantially lower in 2004.

INDUSTRY OVERVIEW

      The U.S. lodging industry consists of both private and public entities, which operate in an extremely diversified market under a variety of brand names. While some industry participants own and operate hotels and resorts independently, it is common for a hotel or resort to be owned or leased by one entity and operated by an independent third party pursuant to a management agreement or operating lease, and in some cases under a brand name owned by the management company or licensed from yet another entity. Many branded management companies attempt to avoid or severely limit their ownership of real property, preferring to confine their activities largely to management and/or franchising of hotels and resorts on a fee service basis. Some management companies franchise their brands to third party operators while others as a matter of policy do not.

      If hotel and resort operations are delegated to a third-party management company, the third-party management company will control the hotel’s or resort’s day-to-day operations, including setting room rates, developing budgets, marketing and human resource plans and will receive fees in return for providing management services.

      Third-party management companies generate income principally from base management fees and from incentive management fees related to the profitability of the hotels and resorts they manage. The division between ownership and management can be beneficial to both owners and third-party management companies. On one hand, third-party management companies can expand their brands by increasing the number of hotels and resorts under management without the large capital investment inherent in acquiring a hotel or resort. Owners, on the other hand, benefit from increased hotel and resort performance when third-party management companies efficiently and cost-effectively provide strong brand recognition, marketing support, centralized reservation systems and management depth. However, the relationship between owners and third-party management companies can be poorly managed resulting in inefficient hotel and resort operations. We believe that this situation creates an opportunity for owners that have an in-depth understanding of hotel and resort operations. Those owners that carefully monitor the performance of their third-party management companies and provide specific guidance to improve the operations of their third-party management companies can assist in improving efficiency at their properties and maximize hotel and resort profits.

      The U.S. lodging industry experienced two consecutive years of RevPAR decline in 2001 and 2002. We believe this decline was principally caused by a declining economic environment, exacerbated by reduced travel following the events of September 11, 2001, and, to a lesser degree, by new supply. The aggregate percentage decline over this two-year period surpasses the aggregate percentage decline for the 1990-91 period, previously considered one of the worst periods in the modern history of the U.S. lodging industry.

      Although Smith Travel Research does not categorize properties as “luxury resorts,” we believe that its resorts industry segment categorization, which includes high-end resort properties as well as other resort-oriented hotels, best tracks the performance of the properties we refer to as luxury resorts. We do not use luxury properties as a benchmark because “luxury” includes hotels in urban areas that behave differently than our distinctive luxury resort properties. Using the resort industry segment as a measure for our luxury resort segment, Smith Travel Research data shows that between 1987 and 2000, the upper upscale industry segment and the resort industry segments outpaced total U.S. RevPAR growth with an annual compounded growth rate, or CAGR, of 4.7% and 4.4%, respectively, compared with 3.7% for the U.S. lodging industry. In comparison, between 2000 and 2003, the upper upscale segment was significantly adversely affected, while the resort industry segment proved to be relatively resilient to the recent lodging downturn.

U.S. Lodging Industry — Annual RevPAR Change by Industry Segment and Total U.S., 1988-2003

Source: Smith Travel Research

      The lodging industry’s RevPAR performance improved slightly in 2003. Based on data provided by Smith Travel Research, full-year 2003 RevPAR growth increased by 0.3% over 2002. In addition, during the fourth quarter of 2003, the total demand for rooms in the U.S. increased significantly. During 2003, the supply of hotel and resort rooms in the U.S. grew 1.3% compared to 1.8% in 2002, according to Smith Travel Research.

U.S. Lodging Industry — Change in Total U.S. Supply and Demand, 1988-2003

Source: Smith Travel Research

      Total U.S. RevPAR increased 7.2% year-over-year for May 2004, representing the eleventh consecutive positive month of RevPAR growth.

Source: Smith Travel Research

      For 2004, industry analysts estimate that lodging fundamentals will improve due to the anticipated recovery in demand. In June 2004, industry analysts predicted annual growth in RevPAR in 2004 and 2005 for the U.S. lodging industry generally of 5.8% and 4.5%, respectively, and for the upper upscale industry segment of 6.2% and 5.7%, respectively. For 2004, lodging fundamentals are anticipated to improve due to low level of room supply growth and the anticipated recovery in U.S. demand. Fueled, in part, by leisure travelers and a weak U.S. dollar in relation to certain foreign currencies, demand for hotel and resort rooms has exceeded the growth in room supply since July of 2003. We believe lending standards have been a significant factor in this declining growth in rooms supply and will continue to impact supply growth in 2004 and 2005. We believe occupancy levels will increase with the increasing demand for rooms and that ADR will increase modestly, although not as much as the occupancy levels.

      However, the lodging industry is highly susceptible to negative deviations from forecast results due to the unpredictable impact of various factors, including the following:

•	Geopolitical stability: Continued military activity in the Middle East, associated terrorism concerns and a consequent increase in domestic security alerts (such as the frequent travel warnings issued in 2003 by the Department of Homeland Security) may continue to have a negative impact on lodging demand for hotel and resort rooms.

•	Economic recovery: Changing economic conditions and their effect on corporate travel could reduce the industry’s profitability.

•	Pricing control: The pervasiveness of the Internet and discount-travel sites has affected hotel and resort room rates. Although third-party management companies have begun to seek to exercise greater control over their distribution channels, re-establishing rate integrity may be a slow process.

•	Profitability contraction: Given recent cost cutting measures undertaken by third-party management companies to counteract decreased demand, third-party management companies may have to hire additional staff and increase spending levels to meet any increase in demand.

      In general, we expect the overall lodging industry to improve, but to continue to lag behind pre-September 2001 levels. However, we expect the upper upscale industry segment to recover more completely and the luxury resort industry segment to maintain or increase its operating performance. Although the upper upscale segment of the lodging industry was particularly hard hit in 2001, growth in demand has begun to outpace growth in supply, and industry analysts are forecasting that growth in demand will continue to outpace supply growth in the near term. Supply is an important factor that can affect RevPAR because room rates and occupancy tend to fall when supply increases. Industry analysts believe that this inverse correlation between supply growth and RevPAR bodes well for the upper upscale and luxury resort segments of the industry where supply growth has been trending downward recently.

      We also believe the current environment will present ample opportunities to acquire properties that have been undermanaged and stand to benefit significantly from an improving economy. Supply growth is at its lowest point since 1993.

      We believe, given the current relationship between supply and demand, and the improving health of the nation’s economy, that occupancy rates will continue to climb, along with RevPAR, as the lodging industry follows the business cycle on its upward swing.

BUSINESS AND PROPERTIES

Overview

      We are a leading owner of distinctive luxury and upper upscale hotels and resorts. We are fully-integrated, self-administered and self-advised, and are qualified as a REIT for federal income tax purposes. Our portfolio includes ownership interests in 130 hotels and resorts in 37 states, the District of Columbia and Canada, comprising approximately 32,000 rooms, and is diversified by geography, brand affiliation and third-party management companies we engage to operate our hotels and resorts. The luxury resort and upper upscale industry segments of our portfolio accounted for 80.8% of our pro forma adjusted hotel and resort revenues for the quarter ended March 31, 2004. Our hotels and resorts are operated under 19 nationally recognized hotel brands, including the Marriott, Hilton and Hyatt families of brands, and nine independent brands. We own some of the country’s most distinctive luxury resorts, including the Hotel del Coronado, the Grand Wailea Resort Hotel & Spa, the La Quinta Resort & Club and the Arizona Biltmore Resort & Spa. In addition to our luxury resorts, we own a number of upper upscale hotels in significant urban markets, such as Hilton hotels in Washington, D.C. and San Diego, Marriott hotels in Seattle, Baltimore and New Orleans, and Hyatt hotels in Miami, Detroit and Montreal. Because of their advantageous locations, reputations and/or amenities, many of these hotels and resorts benefit from high barriers to entry in their respective markets.

      Our strategy is to continue to own, acquire and develop luxury and upper upscale hotels and resorts. We focus on the luxury resort and upper upscale industry segments because we believe these industry segments present relatively high barriers to entry, have multiple demand generators and have historically outperformed other industry segments during an economic recovery. In addition, we believe that luxury resorts are less likely to be adversely affected during economic downturns. We believe these types of hotels and resorts currently offer the opportunity for better risk-adjusted returns than hotels and resorts in other lodging industry segments. Moreover, the management intensive nature of luxury and upper upscale hotels and resorts provides our experienced management team with the opportunity to enhance value and maximize operating results at our properties by monitoring performance and suggesting to our third-party management companies practical strategies for creating greater revenue flow and controlling expenses.

      We accumulated most of the hotels and resorts in our portfolio between January 2001 and April 2004, a period when lodging fundamentals, such as RevPAR, occupancy and ADR, had declined significantly and liquidity in the lodging industry was limited. During that period, we believe that we were one of the most active acquirers in the lodging industry, without compromising our selective acquisition criteria. We believe that the portfolio we assembled, especially in the luxury resort and upper upscale industry segments, positions us to take advantage of improving industry and economic conditions.

      We proactively manage our portfolio by monitoring the operating performance of our properties and providing strategic guidance to and continuous interaction with the third-party management companies on how they can improve operating results. As part of our asset management strategy, we affiliate with brands and select third-party management companies we believe are appropriate for each property and provide capital for renovations and other improvements we expect to result in improved property performance. Since January 2001, we have changed third-party management companies, changed brand affiliation and/or repositioned through renovation 24.8% of our portfolio based on pro forma adjusted hotel and resort revenues for the quarter ended March 31, 2004 and 36.8% of our portfolio based on number of rooms.

Competitive Strengths

      We believe the following competitive strengths distinguish us from our primary competitors, position us for growth and will allow us to take advantage of opportunities that result from improving industry and market trends.

Our Existing Portfolio

      Distinctive Luxury Resort and Upper Upscale Properties. Our portfolio includes a number of well-known destination hotels and resorts that we believe would be difficult for potential competitors to replicate and, therefore, benefit from high barriers to entry. We believe these properties are well positioned to maintain or increase their market share, and to benefit from an expected improvement in lodging fundamentals, a stronger economy and increased individual, group and convention business and leisure travel. Of our pro forma adjusted hotel and resort revenues for the quarter ended March 31, 2004, 80.8% were derived from luxury resort and upper upscale properties. Industry experts predict that the resort and upper upscale industry segments will outperform the overall lodging industry as market conditions and the economy improve through 2006. In addition, we believe that our luxury resorts are less likely to be adversely affected during economic downturns.

      Diversified Portfolio. We have assembled a portfolio that is diversified across geographic regions, brand affiliations and third-party management companies. We believe this diversification provides stability in our revenues and cash flow by mitigating our dependence on any one, or a select few, regional economy, brand affiliation or third-party management company.

Pro Forma Adjusted Hotel and Resort Revenue by Region For the Quarter Ended March 31, 2004*	Pro Forma Adjusted Hotel and Resort Revenue by Third-Party Management Company For the Quarter Ended March 31, 2004*

*	Pro forma hotel and resort revenue percentages consist of 100% of revenues for 89 consolidated hotels and our proportionate share of revenue for 20 consolidated and three unconsolidated joint ventures. The percentages indicated on these pie charts are equal to or vary by less than 1.5 percentage points from figures for the year ended December 31, 2003.

**	Includes all of our luxury resorts and certain of our other properties.

     Positioned for Growth. Approximately 51.2% of our existing portfolio based on number of rooms, or 35.8% based on pro forma adjusted hotel and resort revenues for the quarter ended March 31, 2004, falls into one of the following categories:

•	Third-party Management Company Change, Brand Affiliation Change and/or Repositioning through Renovation: properties that have had a change in third-party management company or brand affiliation since January 2001 and/or undergone repositioning through major renovation after January 2001; or

•	New Construction: newly developed properties that have opened since January 2001.

      Changing the brand affiliation reflects our determination that the selected brand is better positioned in the market and therefore provides greater opportunity for growth relative to RevPar, ADR and occupancy. Changing our third-party management company typically benefits our properties because, we believe, the selected third-party management company has superior operating capabilities including sales and marketing programs and hiring and training programs which positively impact the opportunity for revenue growth and operating quality. Based on our prior experience, we believe that these properties, in the aggregate, will outperform their local markets based on RevPAR growth. We also continually invest significant amounts in our other properties to maintain their relative market share.

Pro Forma Adjusted Hotel and Resort Revenue by Potential for Growth

For the Quarter Ended March 31, 2004*

*	Pro forma hotel and resort revenue percentages consist of 100% of revenues for 89 consolidated hotels and our proportionate share of revenue for 20 consolidated and three unconsolidated joint ventures. The percentages indicated on this pie chart is equal to or vary by less than 2.0 percentage points from figures for the year ended December 31, 2003.

**	Seasoned indicates a property that was constructed prior to January 2001 and has not undergone a change in management company or brand affiliation and/or repositioning through renovation since January 2001.

     Well-Maintained Hotels and Resorts. All of the properties in our portfolio have been maintained, at a minimum, in accordance with their respective brand standards. Based on number of rooms, approximately 14.4% of the properties in our portfolio, primarily in the upper upscale industry segment, are newly constructed properties that have opened since January 2001. Since January 2001, we, or the prior owner of our properties, have invested more than $280.0 million in capital expenditures.

      Acquisition Capabilities. We have selectively acquired interests in 136 hotel and resort properties with a total value of over $6.0 billion since our inception in 1996 (including six midscale properties designated as held for sale as of March 31, 2004, of which two were sold in July 2004). Our management has executed a variety of acquisitions involving different sources and structures, including joint ventures, single asset acquisitions, portfolio acquisitions and public mergers and acquisitions. Since January 2001, we have taken advantage of our strong capital position and weak industry fundamentals to acquire 104 hotels and resorts for over $5.5 billion, and we believe we have been among the most active acquirers in the lodging industry during this period. We are selective in determining which properties to acquire and pursue only a small percentage of the acquisition opportunities presented to us. Our acquisition process benefits from the depth of experience of our management team and their extensive industry contacts, which at times allows us to privately source transactions before they are actively marketed, as in the case of our acquisition of the Hotel del Coronado. We have a proven track record of acquiring assets, portfolios and companies using a multi-disciplinary approach to executing acquisitions, with a transaction team that integrates our expertise in market planning, investment analysis and structuring, real estate due diligence, capital markets, asset management, legal and accounting.

      Experienced Leadership. Our senior management team has an average of 22 years of real estate or finance experience, including extensive ownership and operating experience in the lodging industry. Our officers maintain significant relationships with global lodging leaders at all levels from corporate executives to hotel and resort general managers, and have experience across a wide range of industry and functional disciplines, including hotel and resort asset management, sales and marketing, mergers and acquisitions, capital markets, development and finance. We have entered into three-year employment agreements with five of our executive officers. We will grant 700,000 shares of restricted stock to our officers and certain other employees and 35,000 shares of restricted stock to our directors upon completion of this offering. In addition, we have reserved 1,788,000 shares of our common stock to be issued as deferred stock awards to certain of our officers and other employees based upon the passage of time and upon achievement of certain performance criteria.

      Asset Management. We have experienced asset management personnel who continuously monitor our properties and coordinate business plans with the third-party management companies. We have developed systems and processes that we utilize to develop comprehensive annual budgets, and perform monthly financial, capital, sales and marketing reviews. Our asset management group consists of 19 professionals who have between 10 to 30 years of lodging experience. Nine of them are former hotel and resort general managers, having been involved in the operations of large hotels and resorts for major operators, with critical skills in hotel and resort operations and asset management. Our core competencies and operating experience permit us to work cooperatively with and guide the third-party management companies with respect to all aspects of hotel and resort investment and operations in order to enhance performance and returns. We also have development and capital investment expertise that we utilize to advise the third-party management companies in implementing capital expenditures and renovations designed to improve operating results at each of our properties.

      Operating Partners. We have long-standing relationships with our operating and franchise partners, including Marriott, Hilton, Starwood and InterContinental. Because of these relationships, we believe that we are able to negotiate mutually beneficial management arrangements and joint ventures. Many of our partners assist us in property acquisitions, development and renovations and represent an important means of sourcing new hotel and resort acquisitions.

      We presently have interests in 12 joint ventures with our operating partners, representing a total of 24 hotels and resorts comprising 10,490 rooms. We are either the general partner or managing partner in all but one of our joint ventures. In eight of these joint ventures representing 20 hotels with a total of 7,327 rooms, we receive a preferred cash return, and our partner receives incentive payments for achieving certain operating criteria. We believe these arrangements properly align and create incentives for our operating partners to produce greater returns on invested capital.

      Under the general terms of our joint venture agreements, we and our joint venture partner are jointly and severally liable for all debts, obligations, and other liabilities of the joint venture. We and our joint venture partner generally have the power to bind each other with any actions taken within the scope of the joint venture’s business. In addition, we may be entitled to reimbursement, at cost, for actual expenses incurred by us on behalf of the joint venture. Events of dissolution generally include the bankruptcy, insolvency, or termination of any co-venturer, sale of the property owned by the joint venture, our mutual agreement with our joint venture partner to dissolve the joint venture, and the expiration of the term of the joint venture. The joint venture agreement typically will restrict each venturer’s ability to sell, transfer, or assign its joint venture interest without first offering it for sale to its co-venturer.

      Flexible Capital Structure. Upon completion of this offering and the currently contemplated financing transactions, we will have significant borrowing capacity. As of March 31, 2004, our total pro forma debt-to-total market capitalization is approximately 40.1%. We have a commitment for a $500.0 million secured revolving credit facility with an affiliate of Banc of America Securities LLC, one of our joint book-running managers, and an affiliate of Deutsche Bank Securities Inc., one of our co-managers, acting as joint lead arrangers. An affiliate of Banc of America Securities LLC will serve as the administrative agent for this credit facility, and several of our underwriters will act as lenders. We expect to have this new secured revolving credit facility in place to support our operations and growth upon consummation of this offering and the currently contemplated financing transactions. At completion of this offering, we expect to borrow $146.9 million in connection with this offering and $24.1 million to repay an existing credit line.

      Advisory Services. Our affiliate, CNL Financial is one of the nation’s largest privately-held real estate investment and finance companies. CNL Financial and the entities it has formed and acquired have over $14.7 billion in assets, with approximately 4,800 properties in 49 states and Canada. CNL Financial, among its other activities, has been a leading sponsor of REITs, known in the industry as non-listed REITs, that raise capital by selling non-listed securities to the public. We plan to enter into an agreement to advise CHP2, a non-listed REIT formed by CNL Financial, that will focus its investment activity in the upscale, midscale and economy industry segments. Under the advisory agreement, we will receive fees from CHP2 for providing it with management, acquisition and financial advisory services. In addition to earning these fees, we believe that being able to deploy capital across all industry segments, on our behalf and as external advisor to CHP2, will enhance our profile and provide us the opportunity to develop and expand our relationships within the lodging industry. To avoid possible conflicts of interest with CHP2, we plan to include in our agreements certain conflict resolution policies, as discussed more fully elsewhere in this prospectus. CHP2 has filed a registration statement on Form S-11 with the Securities and Exchange Commission, but this registration statement may not be declared effective and CHP2 may be unable to raise sufficient capital and commence operations.

      Consistent Dividends. We have paid dividends to our stockholders every quarter since our initial public offering of common stock in October 1997.

      Experienced Registrant. Because we have been a REIT and a public reporting company since 1997, our management has experience in managing a public company, including activities relating to financial reporting, corporate governance, compliance with applicable REIT regulations and investor relations.

Business Strategy

      Our objective is to enhance stockholder value over time by achieving a positive risk-adjusted return on our invested capital and consistently paying attractive dividends. To achieve our objectives, our strategy is to actively manage our existing portfolio, in conjunction with our selected brand affiliations and third-party management companies, in order to realize the full benefit of improving industry fundamentals, and to acquire and develop hotels and resorts that fit our investment criteria.

Active Asset Management

      We focus on increasing same hotel and resort performance through the following actions:

•	selecting the most appropriate third-party management company and brand affiliation for our properties;

•	entering into management agreements that provide the third-party management companies with performance incentives and align their interests with ours;

•	developing a culture of accountability for third-party management companies;

•	providing capital for maintenance, renovations and improvements;

•	developing and reviewing asset-level business plans and budgets; and

•	actively and consistently monitoring and advising third-party management companies.

      We have experienced asset management personnel who monitor our properties and coordinate business plans with our third-party management companies. We have developed systems and processes for frequent budgeting, and we conduct financial, capital, sales and marketing performance reviews. Our asset management group consists of 19 professionals who have between 10 to 30 years of lodging industry experience. Having been involved in the operations of large hotels and resorts for major operators, our asset management professional have the experience to evaluate performance and make recommendations to our third-party management companies. Our core competencies and operating experience permit us to work cooperatively with and guide our third-party management companies with respect to all aspects of hotel and resort investment and operation in order to enhance performance and returns, including timing of renovations, nature and extent of renovations or furniture, fixture and equipment replacements. We also have full development and capital investment capabilities, and utilize these capabilities to implement and advise on capital expenditures and renovations designed to promote increased returns on investment at our hotels and resorts.

Growth Through Acquisitions

      We will continue to evaluate single property and portfolio acquisitions of hotels and resorts that meet our selective investment criteria. We will focus primarily on acquiring well-located, well-maintained luxury resort and upper upscale properties in North America that are distinctive, have high barriers to entry and have a strong brand affiliation or present an opportunity to improve operations by changing brand affiliation. We will also consider acquisitions in targeted international markets that meet our investment criteria and have a strategic fit with our operating partners or our portfolio.

      We believe that the resort and upper upscale industry segments have historically outperformed other industry segments in a recovery. In addition, we believe that luxury resorts are less likely to be adversely affected during economic downturns. Following the lodging industry’s previous economic downturn in 1991, the upper upscale industry segment rebounded more vigorously than the industry as a whole. RevPAR growth in the upper upscale segment and the resort industry segment, which we believe is the segment that best tracks the performance of our luxury resort properties, outpaced that of the total U.S. lodging industry during each of the years between 1987 and 2000 by reporting compound annual growth rates of 4.7% and 4.4%, respectively, compared with 3.7% for the U.S. lodging industry. In addition, Smith Travel Research predicts that demand within the upper upscale segment is expected to outpace growth in supply in the short term. Given that expected growth, we continue to believe that the luxury resort and upper upscale segment are extremely attractive industry segments for long-term investment, especially considering the high barriers to entry and multiple demand generators that are characteristic of these industry segments.

      We are selective in determining which properties to acquire and pursue only a small percentage of the acquisition opportunities presented to us. We acquire properties through a process that utilizes a multi-disciplinary team that integrates our expertise in investment analysis and structuring, market planning, construction and design, capital markets, legal and accounting. After conducting our due diligence investigation, we submit a comprehensive analysis to our investment committee and, as applicable in accordance with our investment policies and procedures, our board of directors, for consideration and approval.

      Our management team has extensive experience acquiring hotels and resorts. Since January 2001, we have acquired 104 hotels and resorts. These acquisitions have included single asset and portfolio acquisitions, public and private mergers and acquisition and joint ventures.

      We consider a number of factors in our investment and due diligence analyses, including the following:

•	economic trends generally and in the local market of the hotel or resort;

•	existing and potential competition in the marketplace;

•	expected return on invested capital; and

•	other financial, legal and tax matters concerning the investment.

      Moreover, the management intensive nature of luxury and upper upscale hotels and resorts provides our experienced management team with the opportunity to enhance value and maximize operating results at our properties by monitoring performance and suggesting to our third-party management companies practical strategies for creating greater revenue flow and controlling expenses.

      Within our target industry segments, we will seek to acquire hotel and resort properties that meet the following criteria:

•	distinctive properties;

•	high barriers to entry;

•	well located;

•	well maintained; and

•	strong brand affiliation or opportunity to change brand affiliation.

      We will also consider investments in hotel and resort properties that possess sound operating fundamentals but are underperforming in their respective markets and would benefit from renovation, a change in brand affiliation or a change in third-party management company.

Actively Recycle Capital

      We monitor our portfolio and will dispose of properties that no longer meet our investment criteria. As of March 31, 2004, we have identified six midscale properties that no longer meet our investment criteria and have been targeted for disposition. Of these properties, two were sold during July 2004 resulting in proceeds to us of approximately $11.0 million. We will use the proceeds from the sale of these properties to reduce the KSL short-term loan.

      We may sell additional properties in the following circumstances:

•	the property no longer meets our investment criteria;

•	the potential sales price for the property is particularly attractive;

•	we believe we have maximized the property’s value and would be better served by investing our capital in other properties with more future growth potential;

•	declining local market conditions; or

•	we believe the property requires substantial additional capital investment which will not generate acceptable returns.

Advisory Business

      We will utilize our existing infrastructure of people, processes and technology to provide advisory services to CHP2. We plan to enter into an agreement to advise CHP2 after it commences operations and receives regulatory approval to raise capital through the sale of its securities to the public. We expect this advisory agreement with CHP2 will provide us with acquisition, asset management and financing fees. We believe our role as external advisor to CHP2, which will focus on the upscale, midscale and economy industry segments, combined with our core focus in the luxury resort and upper upscale segments, will result in expanded access to acquisition opportunities because we will represent a source of capital available to invest across all industry segments. CHP2 has filed a registration statement on Form S-11 with the Securities and Exchange Commission, but this registration statement may not be declared effective and CHP2 may be unable to raise sufficient capital and commence operations.

Advisor Acquisition

      When we began operations in 1996, our board of directors determined that the size and scope of our business operations were insufficient to support the overhead associated with a self-advised structure. Accordingly, we relied on CHC and its affiliates to provide all personnel, accounting, administrative and other support services and items necessary for our business operations. Since that time, we have significantly increased our equity base and asset size. As a result of this growth, our board of directors began to believe that our business operations had achieved adequate size and scope to support internalization of these services.

      After careful consideration of its various options, our board of directors determined in March 2004 to pursue our common stock offering and also considered the benefits of acquiring CHC and becoming a self-advised and self-administered REIT. A special committee comprised of three of our independent directors was formed to evaluate and negotiate the terms of the advisor acquisition and to make recommendations to the entire board of directors regarding the transaction. The special committee engaged independent legal and financial advisors and received a fairness opinion from its financial advisor stating that the consideration to be paid by us in the advisor acquisition is fair, from a financial point of view, to us. The special committee recommended the advisor acquisition to our board of directors, which then approved the transaction subject to the closing conditions described below.

      On April 29, 2004, we entered into a merger agreement to acquire CHC. In the merger, all of the outstanding shares of capital stock of CHC will be exchanged for shares of our common stock valued at approximately $267.3 million (13,365,000 shares based on the midpoint of the range of prices indicated on the front cover of this prospectus) and approximately $29.7 million in cash, and we will assume approximately $10.9 million of debt. Our officers, directors and their affiliates who own interests in CHC will receive all of these shares and the cash (other than cash in lieu of fractional shares) will be paid to the unaffiliated stockholder of CHC. Upon completion of the merger, CHC will become our wholly-owned subsidiary, and CHC’s officers and other employees will become our employees. As a result, we are a fully-integrated, self-administered and self-advised REIT.

      Some of our officers, directors and affiliates are stockholders of CHC and will receive the following in connection with the advisor acquisition (based on the midpoint of the range of prices indicated on the front cover of this prospectus):

•	CNL Real Estate Group, Inc. — 7,915,050 shares;

•	James M. Seneff, Jr. — 2,272,065 shares;

•	Robert A. Bourne — 2,272,065 shares;

•	Thomas J. Hutchison III — 469,275 shares;

•	John A. Griswold — 133,635 shares;

•	C. Brian Strickland — 201,960 shares;

•	Paul H. Williams — 50,475 shares; and

•	Barry A.N. Bloom — 50,475 shares.

      By virtue of the merger, the articles and bylaws of the acquisition subsidiary in effect prior to the effective time of the merger will become the articles and bylaws of the surviving corporation and the officers and directors of the acquisition subsidiary will become the officers and directors of the surviving corporation.

      The merger agreement includes customary representations and warranties of CHC and certain of CHC’s stockholders as to matters relating to CHC, of CHC’s stockholders as to matters relating to these stockholders, and by us and the acquisition subsidiary. The right to seek indemnification with respect to those representations and warranties survives for 18 months or, in certain cases, through the end of the applicable statute of limitations period. The completion of the merger is subject to the approval of our stockholders, the listing of the shares of our common stock on the NYSE, the execution of employment agreements by us and each of Messrs. Hutchison, Griswold, Strickland, Williams and Bloom and other conditions.

      In connection with the advisor acquisition, CNL Financial, Mr. Seneff and Mr. Bourne agreed, on behalf of themselves and their affiliates, for a period of 15 years not to sponsor any investment vehicle in the U.S., Canada or Europe in the lodging industry nor provide asset management or other advisory services to any investment vehicle in the U.S., Canada or Europe in the lodging industry, with specified exceptions. See “Policies with Respect to Certain Potential Conflicts — CNL Financial Group, Inc.”

      As a condition to the merger, we agreed to enter into a registration rights agreement with CHC’s stockholders. These registration rights require us on up to two occasions upon the demand of holders of shares with an aggregate offering price equal to at least $10.0 million, to use our best efforts to prepare and file a registration statement within 90 days of the demand that covers the resale of those shares and the shares of any other holder of registration rights that elects to be included on the registration statement within 90 days of the demand. In addition, we must give the holders of the registration rights notice at least 30 days prior to filing a registration statement for the offer and sale of common shares by us or any other selling stockholder, and provide these holders with the opportunity to participate and have their shares of common stock included in the registration statement, subject to customary underwriter cutback provisions. This participation right does not apply to registration statements related to an employee benefit plan, a distribution reinvestment plan or on Form S-4 or Form S-8. We will bear expenses incident to our registration requirements under the registration rights agreement, other than underwriting fees, discounts or commissions or any out-of-pocket expenses of the persons exercising the registration rights or transfer taxes, if any, relating to the resale of their shares.

      In connection with their registration rights, each of CHC’s stockholders agreed to enter into lock-up letters in connection with the advisor acquisition. The lock-up letters prohibit the direct or indirect offer, sale, contract to sell, pledge or other disposition or hedging of any common shares received in the advisor acquisition and any other common shares during the first six months after the date of the advisor acquisition. In addition, the lock-up letters prohibit the direct or indirect offer, sale, contract to sell, pledge or other disposition or hedging of any of these common shares (and any other securities convertible into or exchangeable or exercisable for any common shares) in excess of one-half of the number of common shares received by these stockholders in the advisor acquisition for an additional six months after the advisor acquisition (ending one year after the advisor acquisition). These restrictions are in addition to certain customary holdback provisions contained in the lock-up letters.

      The merger will be accounted for primarily as costs incurred in connection with terminating our advisory agreement with CHC, which will be treated as an expense when incurred and as costs associated with the acquisition of certain intangible assets including the trade name and the assembled workforce. We anticipate that the merger will constitute a tax-free reorganization under the Code and will not affect our tax status as a REIT.

CHP2 Advisory Agreement

      Under the proposed terms of our advisory agreement with CHP2, we will have responsibility for the day-to-day operations of CHP2, administer CHP2’s bookkeeping and accounting functions, serve as CHP2’s consultant in connection with policy decisions to be made by its board of directors, serve as CHP2’s investment and financial advisor and provide research and economic and statistical data in connection with CHP2’s assets and investment policies, manage CHP2’s properties and render other services as we deem appropriate. We are subject to the supervision of CHP2’s board of directors and have only such functions as are delegated to us.

      In addition to the compensation paid to us, CHP2 will pay directly or reimburse us for all of the costs we incur in connection with the services we provide to CHP2, including, but not limited to:

•	offering expenses, which include underwriting, brokerage, listing, registration, printing and other expenses attributable to preparing the documents relating to a public offering of CHP2’s securities, state qualification for the sale of securities, escrow arrangements, filing fees and expenses attributable to selling the securities;

•	interest payments, taxes and insurance;

•	selling commissions, advertising expenses, expense reimbursements, and legal and accounting fees;

•	the actual cost of goods and materials used by CHP2 and obtained from entities not affiliated with us, including brokerage fees paid in connection with the purchase and sale of securities (other than acquisition expenses);

•	administrative services expenses (including personnel costs; provided, however, that no reimbursement shall be made for costs of personnel to the extent that such personnel perform services in transactions for which we receive a separate fee), at the lesser of actual cost or 90% of the competitive rate charged by unaffiliated persons providing similar goods and services in the same geographic location;

•	acquisition expenses, which include expenses related to the selection and acquisition of properties;

•	the following additional expenses: (i) all expenses in connection with payments to directors and meetings of the directors and stockholders, (ii) expenses connected with payments of distributions in cash or otherwise made or caused to be made by the directors and stockholders, (iii) expenses of organizing, revising, amending, converting, modifying, or terminating CPH2’s articles of incorporation and (iv) expenses of maintaining communications with stockholders, including the cost of preparation, printing, and mailing annual reports and other stockholder reports, proxy statements and other reports required by governmental entities;

•	expenses of managing and operating properties owned by CHP2;

•	administrative service expenses at the lesser of actual cost or 90% of the competitive rate charged by unaffiliated persons providing similar goods and services in the same geographic location; and

•	expenses related to negotiating and servicing any mortgage loans.

      Pursuant to the advisory agreement, we are entitled to receive fees as follows:

•	1.5% of gross equity proceeds from public offerings of stock and 3.0% of loan proceeds from any permanent financing or line of credit, that are used to acquire properties;

•	reimbursement of any fees paid to our affiliates in connection with the financing, development, construction or renovation of a property;

•	a monthly asset management fee equal to 0.08334% of CHP2’s real estate asset value and the outstanding principal amount of any mortgage loans and other permitted investments, as of the end of the preceding month;

•	a deferred, subordinated real estate disposition fee, payable on the sale of one or more properties equal to the lesser of (1) one-half of a competitive real estate commission or (2) 3% of the sales price of the property or properties, this fee will be payable if we provide substantial services in connection with the sale and is subordinated to specified stockholder distributions;

•	a deferred subordinated share of net sales proceeds fee, equal to 10% of net sales proceeds from the sale of assets by CHP2 payable after specified stockholder distributions;

•	subordinated incentive fee in the event shares of CHP2 common stock are listed on an exchange or quoted on a national market (not including the “pink sheets” or the over-the-counter bulletin board); and

•	a performance fee payable upon termination of the advisory agreement prior to the listing or quotation of CHP2’s common stock on a securities exchange or national market if we have met applicable performance standards. The performance fee, to the extent payable at the time of CHP2’s listing, will not be payable if the subordinated incentive fee is paid.

      The total of all acquisition fees and any acquisition expenses payable to us shall be reasonable and shall not exceed an amount equal to 6.0% of the real estate asset value or the contract purchase price of a property, or in the case of a mortgage loan or other permitted investments, 6.0% of the funds advanced, unless a majority of CHP2’s board of directors, including a majority of the independent directors not otherwise interested in the transaction, approves fees in excess of these limits subject to a determination that the transaction is commercially competitive, fair and reasonable to CHP2. Acquisition fees shall be reduced to the extent that, and, if necessary to limit, the total compensation paid to all persons involved in the acquisition of any property to the amount customarily charged in arm’s-length transactions by other persons or entities rendering similar services as an ongoing public activity in the same geographical location and for comparable types of properties and to the extent that other acquisition fees, finder’s fees, real estate commissions or other similar fees or commissions are paid by any person in connection with the transaction.

      If we perform services that are outside of the scope of the advisory agreement, compensation is at such rates and in such amounts as are agreed to by us and the independent directors of CHP2.

      Further, if shares of CHP2 common stock are listed on an exchange or quoted on a national market, CHP2 automatically will become a perpetual life entity. At such time, CHP2 and we will negotiate in good faith a fee structure appropriate for an entity with a perpetual life.

      The advisory agreement will expire one year after the date of execution, subject to an unlimited number of successive one-year renewals upon mutual consent of the parties. The advisory agreement may be terminated without cause or penalty by either party, or by the mutual consent of the parties, upon 60 days’ prior written notice.

      We have the right to assign our obligations under the advisory agreement to an affiliate subject to approval by a majority of CHP2’s directors (including independent directors). We may assign our rights to receive fees or other payments under this advisory agreement without obtaining the approval of the directors. The advisory agreement shall not be assigned by CHP2 without our consent, except in the case of an assignment by CHP2 to a corporation or other organization which is a successor to all of the assets, rights and obligations of CHP2, in which case such successor organization shall be bound by the advisory agreement and by the terms of said assignment in the same manner as CHP2 is bound under the advisory agreement.

      We will not be liable to CHP2 or its stockholders or others, except by reason of acts constituting bad faith, fraud, misconduct, or negligence, and will not be responsible for any action of CHP2’s board of directors in following or declining to follow any advice or recommendation given by us. CHP2 has agreed to indemnify us with respect to our acts or omissions undertaken in good faith, in accordance with the foregoing standards and pursuant to the authority set forth in the advisory agreement. Any indemnification made to us may be made only out of the net assets of CHP2 and not from stockholders.

Properties

      As of March 31, 2004 on a pro forma basis, we had acquired interests, directly or indirectly through our partnerships, in 130 properties, located in 37 states, the District of Columbia and Canada, generally consisting of land, buildings and equipment, including 24 properties through interests in 12 joint ventures with various third parties.

          Summary of Selected Distinctive Properties

      Our portfolio includes a number of well-known destination hotels and resorts, including the following:

      The Arizona Biltmore Resort & Spa. The Arizona Biltmore is located on 39 acres in Phoenix, Arizona and is known for its distinctive Frank Lloyd Wright inspired architecture. The resort has 606 rooms and amenities including approximately 93,000 square feet of indoor meeting space, 75,000 square feet of pre-function and outdoor meeting space, a 10,000 square foot spa and fitness center, seven retail outlets, five food and beverage outlets, eight swimming pools, and seven tennis courts. In addition, guests have preferred access rights to two 18-hole golf courses owned by third parties. Since 2001, approximately $38 million has been invested in expansion and renovation including the addition of a new 26,000 square foot ballroom, renovation of the lobby and select guest rooms, and construction of a new 900 space parking facility. We acquired the Arizona Biltmore in April 2004 and own 100% of the interests in this property mostly through a fee simple interest, except for a ground lease on a small portion of the property.

      Claremont Resort & Spa. The Claremont Resort & Spa is located on 22 acres in Berkeley, California overlooking San Francisco Bay. The 279-room resort has 27,000 square feet of conference space, a 20,000 square foot spa, three retail shops, three food and beverage outlets, two swimming pools and ten tennis courts. Since 2001, approximately $14 million has been invested in expansion and renovation, including the completion of a spa, extensive refurbishment of guest rooms and common area, renovation and expansion of the fitness club, and addition of the Paragon Bar and Grill. We own a 100% fee interest in the Claremont, and we acquired the property in April 2004.

      Hotel del Coronado. Hotel del Coronado is located on the Island of Coronado in San Diego. The resort was built in 1888 and was designated a National Historic Landmark in 1977. The resort has 688 rooms and amenities include beach access, a spa, three tennis courts, a fitness center and eight restaurants. In addition, the resort has over 65,000 square feet of indoor and outdoor meeting and exhibition space. Between 1998 and 2001, the resort went through an extensive $55 million renovation of the building and guestrooms. We are the sole general partner of, and own a 70% majority interest in, the joint venture with KSL DC Operating, LLC. We acquired our majority interest in December 2003.

          La Quinta Resort & Club. The La Quinta Resort & Club is located on 2,181 acres near Palm Springs and in close proximity to San Diego and Los Angeles. We operate the property as one fully-integrated golf and spa resort with 617 hotel rooms. The resort offers golf courses designed by well-known golfers, including Jack Nicklaus, Arnold Palmer, Tom Weiskopf, Peter Dye, and Greg Norman. Guests have access to five of these courses (four are private for club members only). Other amenities include 10 restaurants, 15 retail outlets, 23 tennis courts, 66,000 square feet of conference facilities, 42 swimming pools and a 23,000 square foot spa. Since 2001, approximately $18 million has been invested to renovate rooms, suites and spa facilities, and to create the Azur restaurant. We acquired the resort in April 2004 and own 100% of the interests in this property mostly through fee simple interest, except for a ground lease on a small portion of the property.

      Doral Golf Resort & Spa. The Doral Golf Resort & Spa is one of South Florida’s destination golf and spa resorts. The resort is located on 791 acres located within five miles of Miami International Airport. The resort includes 692 guest rooms and suites, a 50,000 square foot spa and five golf courses. Other amenities include approximately 92,000 square feet of conference space, a fitness center, eight retail and five food and beverage outlets, seven swimming pools and 11 tennis courts. The resort has benefited from substantial renovation since 2001, when over $47 million was spent on renovation and refurbishment of the guestrooms and public areas. We acquired the resort in April 2004 and own 100% of the interests in this property mostly through fee simple interest, except for a lease on a small portion of the property.

      Grand Wailea Resort Hotel & Spa. The Grand Wailea Resort Hotel & Spa is located on 40 oceanfront acres in Maui, Hawaii. The resort was built in 1991 at a total expense of nearly $800 million and features 780 luxury hotel rooms including 60 suites, six restaurants, approximately 40,000 square feet of indoor meeting and function space, 18,000 square feet of retail space, access to Wailea Golf Club, 11 tennis courts, water features and pool facilities, a wedding chapel, and a 50,000 square foot spa and fitness center. The resort includes significant outdoor function options totaling over 52,000 square feet, including a reflection pool, Chapel Garden, Lagoon Overlook, Molokini Gardens and Chapel Overlook. Since 2001, approximately $13 million was spent to renovate rooms, suites and the spa. We own a 100% fee simple interest in the property, and we acquired the property in April 2004.

      Capital Hilton. The Capital Hilton is located in the center of downtown Washington D.C., just two blocks from The White House and within walking distance to monuments, museums, shopping, the National Mall and local attractions. The 544-room hotel features The Capital City Club and Spa, a 11,000 square foot health club and day spa with five treatment rooms, approximately 25,000 square feet of indoor and outdoor meeting space and two restaurants. We acquired the property in December 2003 through a joint venture with Hilton. We are the sole general partner of, and own a 75% majority interest in, the joint venture.

      Hilton La Jolla Torrey Pines. The Hilton La Jolla Torrey Pines is located in the San Diego resort community of La Jolla just minutes away from golf courses, restaurants, shops, museums, Sea World, Legoland and the San Diego Zoo. The 394-room resort’s amenities include three tennis courts, a fitness center, an award-winning restaurant, and preferred access to the Torrey Pines Golf Course and Sonoma Spa. In 2001, the hotel’s meeting rooms and public spaces were renovated. We acquired the property in December 2003 through a joint venture with Hilton. We are the sole general partner of, and own a 75% majority interest in, the joint venture. We own the fee simple in the improvements and a leasehold interest in the land.

      JW Marriott Desert Ridge Resort & Spa. JW Marriott Desert Ridge Resort & Spa opened in November 2002 and is located on 316 acres in the Sonoran Desert, where Phoenix meets Scottsdale. The resort contains 950 rooms and offers multiple amenities including two golf courses designed by Nick Faldo and Arnold Palmer, six restaurants, four acres of swimming pools, eight tennis courts and a 28,000 square foot spa with a fitness center. A total of 40 meeting rooms are available including subdivided ballrooms with 200,000 square feet of flexible indoor and outdoor meeting space. We own the JW Marriott Desert Ridge Resort & Spa through a joint venture with Marriott International and other partners, including affiliates of Messrs. Seneff and Bourne. We are the sole general partner and own a 44% interest in the joint venture. The joint venture owns the property mostly through fee simple interest, except for a ground lease on a portion of the property.

      Waikiki Beach Marriott Resort. The Waikiki Beach Marriott Resort is located on more than five acres directly across from Waikiki Beach in Honolulu, Hawaii. The resort contains 1,310 rooms and has multiple amenities including an outdoor pool, access to a nearby spa, health club, four restaurants and a gift shop. In addition, the resort has 11 meeting rooms and 55,000 square feet of meeting space. The resort underwent $62.5 million in renovations during 2001 and 2002 to upgrade its rooms, lobby, meeting rooms and common space. We ground lease the Waikiki Marriott Resort & Spa through a joint venture with Marriott International and other partners, including affiliates of Messrs. Seneff and Bourne. We are the sole general partner and own a 49% interest in the joint venture. We acquired our interest in July 2001.

Our Properties by Industry Segment

      Set forth below is information regarding our hotels and resorts as of March 31, 2004 on a pro forma basis.

			Ownership	Date
	Location	Rooms	Percentage	Acquired(*)

Luxury Resorts
The Arizona Biltmore Resort & Spa	Phoenix, Arizona	606	100.0%	April 2004
Claremont Resort & Spa	Berkeley, California	279	100.0%	April 2004
Grand Wailea Resort Hotel & Spa	Wailea, Hawaii	780	100.0%	April 2004
Hotel del Coronado	Coronado, California	688	70.0%	Dec. 2003
La Quinta Resort & Club	La Quinta, California	617	100.0%	April 2004
Upper Upscale
Baltimore-Washington Airport Marriott	Baltimore, Maryland	310	100.0%	Aug. 2003
Bridgewater Marriott	Bridgewater, New Jersey	347	100.0%	June 2002
Capital Hilton	Washington, D.C.	544	75.0%	Dec. 2003
Doral Golf Resort & Spa	Miami, Florida	692	100.0%	April 2004
Doubletree Crystal City	Crystal City, Virginia	631	75.0%	Dec. 2002
Doubletree Hotel San Diego Del Mar	San Diego, California	221	100.0%	July 2003
Embassy Suites Crystal City	Crystal City, Virginia	267	75.0%	Feb. 2003
Embassy Suites Hotel Portland — Downtown	Portland, Oregon	276	70.0%	Sept. 2001
Embassy Suites Orlando Airport	Orlando, Florida	174	75.0%	Feb. 2003
Embassy Suites Santa Clara — Silicon Valley	Santa Clara, California	257	75.0%	Feb. 2003
Emerald Point Resort at Lake Lanier Islands(1)	Lake Lanier, Georgia	246	100.0%	April 2004
Hilton Birmingham South	Birmingham, Alabama	205	100.0%	July 2003
Hilton Costa Mesa	Costa Mesa, California	486	70.0%	Sept. 2001
Hilton Dallas at Lincoln Centre	Dallas, Texas	500	75.0%	Dec. 2002
Hilton La Jolla Torrey Pines(1)	La Jolla, California	394	75.0%	Dec. 2003
Hilton Rye Town	Rye Town, New York	446	75.0%	Feb. 2003
Hilton San Francisco Fisherman’s Wharf	San Francisco, California	234	75.0%	July 2003
Hilton Suites Auburn Hills	Auburn Hills, Michigan	224	70.0%	Sept. 2001
Hilton Tucson El Conquistador Golf & Tennis Resort	Tucson, Arizona	428	75.0%	Dec. 2002
Hotel Rex	San Francisco, California	94	100.0%	July 2003
Hyatt Regency Coral Gables	Coral Gables, Florida	242	100.0%	Feb. 2003
Hyatt Regency Dearborn	Detroit, Michigan	772	85.0%	Aug. 2003
Hyatt Regency Montreal	Montreal, Canada	607	100.0%	Dec. 2003
JW Marriott Desert Ridge Resort & Spa(1)	Phoenix, Arizona	950	44.0%	Nov. 2002
JW Marriott New Orleans(1)	New Orleans, Louisiana	494	100.0%	April 2003
Marriott Plano — Legacy Park	Plano, Texas	404	100.0%	Aug. 2003
Marriott Suites Market Center	Dallas, Texas	266	100.0%	Feb. 1999
Miami Hilton Airport & Towers	Miami, Florida	500	70.0%	Sept. 2001
Renaissance Tampa at International Plaza(2)	Tampa, Florida	293	100.0%	Aug. 2004
Seattle Marriott Waterfront	Seattle, Washington	358	100.0%	May 2003
Sheraton Clayton Plaza Hotel St. Louis	Clayton, Missouri	257	100.0%	July 2003
Sheraton Hotel Sunnyvale	Sunnyvale, California	173	100.0%	July 2003
Sheraton San Jose	Milpitas, California	229	100.0%	July 2003
The Beverly Heritage Hotel	Milpitas, California	237	100.0%	July 2003
Waikiki Beach Marriott Resort(1)	Waikiki, Hawaii	1,310	49.0%	July 2001
Upscale
Courtyard — Overland Park Convention Center	Overland Park, Kansas	168	100.0%	Feb. 2001
Courtyard Alpharetta Atlanta	Alpharetta, Georgia	154	100.0%	Aug. 2000
Courtyard Arlington Crystal City Reagan National Airport	Crystal City, Virginia	272	100.0%	Aug. 2003
Courtyard Basking Ridge	Basking Ridge, New Jersey	235	100.0%	Mar. 2002

			Ownership	Date
	Location	Rooms	Percentage	Acquired(*)

Courtyard Dallas Plano in Legacy Park	Dallas, Texas	153	100.0%	Feb. 1999
Courtyard Edison — Raritan Center	Edison, New Jersey	146	100.0%	Nov. 2002
Courtyard Flint	Flint, Michigan	102	100.0%	July 2003
Courtyard Foothill Ranch	Foothill Ranch, California	156	100.0%	Feb. 2004
Courtyard Ft. Lauderdale Weston	Ft. Lauderdale, Florida	174	100.0%	Feb. 2002
Courtyard Hartford — Manchester	Manchester, Connecticut	90	85.0%	Nov. 2001
Courtyard Marriott Village at Lake Buena Vista(3)	Orlando, Florida	312	100.0%	Nov. 2000
Courtyard Newark — Silicon Valley	Newark, California	181	100.0%	Oct. 2002
Courtyard Oakland Airport	Oakland, California	156	100.0%	Dec. 2001
Courtyard Palm Desert(3)	Palm Desert, California	151	100.0%	June 2000
Courtyard Philadelphia Downtown(3)	Philadelphia, Pennsylvania	498	89.0%	Nov. 1999
Courtyard San Francisco Downtown	San Francisco, California	405	50.0%	June 2002
Courtyard Scottsdale Downtown	Scottsdale, Arizona	180	100.0%	June 1999
Courtyard Seattle Downtown — Lake Union	Seattle, Washington	250	100.0%	June 1999
Homewood Suites Phoenix Chandler	Chandler, Arizona	83	100.0%	July 2003
Residence Inn — Wilmington/ Newark	Wilmington, Delaware	120	100.0%	July 2003
Residence Inn Ann Arbor	Ann Arbor, Michigan	114	100.0%	July 2003
Residence Inn Atlanta — Buckhead (Lenox Park)	Atlanta, Georgia	150	100.0%	July 1998
Residence Inn Atlanta — Gwinnett Place	Duluth, Georgia	132	100.0%	July 1998
Residence Inn Atlanta Perimeter West	Atlanta, Georgia	128	100.0%	July 2003
Residence Inn by Marriott International Drive	Orlando, Florida	176	100.0%	July 2003
Residence Inn Dallas Plano	Dallas, Texas	126	100.0%	Feb. 1999
Residence Inn Deerwood/ Butler Blvd.(3)	Jacksonville, Florida	120	100.0%	July 2003
Residence Inn Fairfax — Merrifield(3)	Falls Church, Virginia	159	100.0%	July 2000
Residence Inn Fishkill	Fishkill, New York	139	100.0%	July 2003
Residence Inn Ft. Worth River Plaza	Ft. Worth, Texas	120	100.0%	July 2003
Residence Inn Hartford — Manchester	Manchester, Connecticut	96	85.0%	Nov. 2001
Residence Inn Kansas City — Union Hill	Kansas City, Missouri	96	100.0%	July 2003
Residence Inn Las Vegas Hughes Center	Las Vegas, Nevada	256	100.0%	Feb. 1999
Residence Inn Orlando Sea World/ International Center	Orlando, Florida	350	100.0%	Dec. 2000
Residence Inn Palm Desert(3)	Palm Desert, California	130	100.0%	June 2000
Residence Inn Phoenix Airport	Phoenix, Arizona	200	100.0%	June 1999
Residence Inn Sacramento/ Cal Expo	Sacramento, California	176	100.0%	July 2003
Residence Inn Salt Lake City Cottonwood	Salt Lake City, Utah	144	100.0%	Aug. 2000
Residence Inn San Diego — Sorrento Mesa(3)	San Diego, California	150	100.0%	Dec. 1999
Residence Inn San Jose — Newark	Newark, California	168	100.0%	Nov. 2002
Residence Inn Torrance/ Redondo Beach	Torrance, California	247	100.0%	July 2003
Residence Inn Tyler	Tyler, Texas	128	100.0%	July 2003
Residence Inn Warwick	Warwick, Rhode Island	96	100.0%	July 2003
Residence Inn West Palm Beach Florida(3)	West Palm Beach, Florida	78	100.0%	July 2003
SpringHill Suites Philadelphia — Plymouth Meeting	Philadelphia, Pennsylvania	201	100.0%	Jan. 2002
SpringHill Suites Centreville — Manassas	Centreville, Virginia	136	100.0%	Mar. 2001
SpringHill Suites Charlotte University	Charlotte, North Carolina	136	100.0%	Mar. 2001
SpringHill Suites Durham — RTP	Durham, North Carolina	120	100.0%	Feb. 2001
SpringHill Suites Gaithersburg(3)	Gaithersburg, Maryland	162	100.0%	July 2000
SpringHill Suites Manhattan Beach — Hawthorne	Manhattan Beach, California	164	100.0%	Jan. 2002
SpringHill Suites Marriott Village at Lake Buena Vista(3)	Orlando, Florida	400	100.0%	Dec. 2000

			Ownership	Date
	Location	Rooms	Percentage	Acquired(*)

SpringHill Suites Richmond — Virginia Center	Glen Allen, Virginia	136	100.0%	Dec. 2001
Wyndham Billerica(3)	Billerica, Massachusetts	210	100.0%	June 2000
Wyndham Denver Tech Center(3)	Denver, Colorado	180	100.0%	June 2000
Midscale
Fairfield Inn at Lake Buena Vista(3)	Orlando, Florida	388	100.0%	Nov. 2000
Four Points by Sheraton Bakersfield	Bakersfield, California	198	100.0%	July 2003
Four Points by Sheraton Pleasanton	Pleasanton, California	214	100.0%	July 2003
Ft. Worth TownePlace Suites — Southwest	Fort Worth, Texas	95	100.0%	July 2003
Hampton — Chelsea New York — Chelsea Manhattan	New York, New York	144	66.7%	Aug. 2003
Hampton Inn Denver Southwest Lakewood	Lakewood, Colorado	150	100.0%	July 2003
Hampton Inn Ft. Lauderdale — Cypress Creek	Ft. Lauderdale, Florida	122	100.0%	July 2003
Hampton Inn Hattiesburg	Hattiesburg, Mississippi	154	100.0%	July 2003
Hampton Inn Houston Galleria	Houston, Texas	176	85.0%	Sept. 2002
Hampton Inn Houston Hobby Airport	Houston, Texas	119	100.0%	July 2003
Hampton Inn Indianapolis Airport	Indianapolis, Indiana	131	100.0%	July 2003
Hampton Inn Jacksonville(3)	Jacksonville, Florida	118	100.0%	July 2003
Hampton Inn Laredo	Laredo, Texas	119	100.0%	July 2003
Hampton Inn Lincoln Airport I-80	Lincoln, Nebraska	110	100.0%	July 2003
Hampton Inn Memphis Walnut Grove	Memphis, Tennessee	120	100.0%	July 2003
Hampton Inn Minneapolis — St. Paul Bloomington	Bloomington, Minnesota	135	100.0%	July 2003
Hampton Inn Minneapolis Minnetonka	Minnetonka, Minnesota	127	100.0%	July 2003
Hampton Inn Oklahoma City — Airport I-40	Oklahoma City, Oklahoma	134	100.0%	July 2003
Hampton Inn Phoenix Chandler	Chandler, Arizona	101	100.0%	July 2003
Hampton Inn Sedona	Sedona, Arizona	56	100.0%	July 2003
Hampton Inn Tulsa	Tulsa, Oklahoma	148	100.0%	July 2003
Holiday Inn Central Lafayette	Lafayette, Louisiana	242	100.0%	July 2003
Holiday Inn Columbia Coliseum at USC	Columbia, South Carolina	175	100.0%	July 2003
Holiday Inn Crystal Lake	Crystal Lake, Illinois	197	100.0%	July 2003
Holiday Inn Express Arlington Heights Chicago	Arlington Heights, Illinois	125	100.0%	July 2003
Holiday Inn Express Downers Grove Chicago	Downers Grove, Illinois	123	100.0%	July 2003
Holiday Inn Express Wauwatosa	Wauwatosa, Wisconsin	122	100.0%	July 2003
Holiday Inn Gateway Center Flint	Flint, Michigan	171	100.0%	July 2003
Holiday Inn Southwest Louisville(1)	Louisville, Kentucky	169	100.0%	July 2003
Miami TownePlace Suites Miami Airport West(3)	Miami, Florida	95	100.0%	July 2003
Miami TownePlace Suites Miami Lakes(3)	Miami Lakes, Florida	95	100.0%	July 2003
TownePlace Suites Boston — Tewksbury	Tewksbury, Massachusetts	95	100.0%	Aug. 2000
TownePlace Suites Los Angeles — Manhattan Beach	Manhattan Beach, California	144	100.0%	Jan. 2002
TownePlace Suites Newark — Silicon Valley(3)	Newark, California	127	100.0%	Nov. 2000
TownePlace Suites Philadelphia — Mt. Laurel	Mt. Laurel, New Jersey	95	100.0%	Aug. 2000
TownePlace Suites Portland — Scarborough	Scarborough, Maine	95	100.0%	Aug. 2000

Total Number of Rooms		31,677

(*)	For developed properties, the date acquired refers to the date opened.

(1)	All or a material portion of property is located on one or more leased land parcels.

(2)	Under construction.

(3)	Leased to a third-party tenant.

      Set forth below is information regarding six midscale properties held for disposition as of March 31, 2004.

			Ownership	Date
	Location	Rooms	Percentage	Acquired

Residence Inn Charlotte Tyrola
Executive Park	Charlotte, North Carolina	116	100.0%	July 2003
Hampton Inn Omaha West Roads Mall*	Omaha, Nebraska	129	100.0%	July 2003
Holiday Inn Express Airport Austin I-35	Austin, Texas	125	100.0%	July 2003
Comfort Inn Marietta*	Marietta, Georgia	184	100.0%	July 2003
Hampton Inn Denver Northeast I-70	Denver, Colorado	138	100.0%	July 2003
Holiday Inn Express Bloomington
Minneapolis	Bloomington, Minnesota	142	100.0%	July 2003

Total Number of Rooms		834

*	Sold in July 2004.

      As of March 31, 2004, one of our hotels and resorts was under development. Of the properties in which we own interests, we currently lease 113 to TRS lessees, with management performed by third-party management companies, and 17 to third-party tenants on a triple-net basis.

      We are committed to fund improvements at our properties in order to, in part, maintain their competitiveness. Our management agreement generally require us to set aside 3% to 5% of hotel and resort revenues to be used for the replacement of furniture, fixtures and equipment. Major renovations and other capital improvements are typically funded with proceeds from our cash reserves, stock offerings, permanent financings, or borrowings under our new secured credit facility.

      The 130 properties we own directly or indirectly as of March 31, 2004, generally conform to the following specifications of size, cost, and type of land and buildings. Our buildings generally are mid-rise construction, generally range in lot sizes up to 10 acres depending on product, market and design considerations, and are available at a broad range of pricing. The sites are generally in primary or secondary urban, suburban, airport, highway or resort markets which we have evaluated for past and future anticipated lodging demand trends.

      Luxury resorts are generally located on larger lots which allows for additional recreational amenities. Our upper upscale hotels generally have conference or meeting facilities, and on-site food and beverage facilities. Luxury resorts generally have expanded food and beverage facilities and often have additional recreational amenities such as golf courses, tennis courts and/or spa facilities. The properties include equipment and our branded properties conform to national hotel and resort brand approved design concepts.

      As of March 31, 2004, on a pro forma basis, 111 of the properties directly owned, including the property being developed, were pledged as collateral under our financing arrangements. We anticipate that in connection with our secured revolving credit facility we may encumber our remaining properties.

Tax Status and Structure

      We were organized in 1996 as a Maryland corporation and have qualified as a REIT for federal income tax purposes since our taxable year ended December 31, 1997. We are fully-integrated, self-administered and self-advised. We are structured as an UPREIT, and we own our hotels and resorts through our wholly-owned operating partnership, CNL Hospitality Partners, LP and its subsidiaries. Since enactment of the RMA, we have been leasing our hotels and resorts and expect to continue to lease our hotels and resorts primarily to our TRS lessees, that retain third-party management companies to manage our properties. The TRS structure permits us to participate more directly in operating efficiencies and revenue growth at our hotels and resorts. On a pro forma basis, only 17 of our properties representing 10.6% of the total rooms in our portfolio are in properties leased to third-party tenants and not to our TRS lessees. We lease those properties to our third-party tenants through one of our operating partnerships or through special purpose entities.

      The following chart reflects an overview of our corporate organization following completion of this offering and the advisor acquisition:

* Includes 75.6% representing stockholders prior to this offering.

Description of TRS Leases

      For hotels and resorts leased to our TRS lessees, our leases generally provide that the applicable TRS lessee may perform certain requirements itself, such as payment for repairs, maintenance, taxes and insurance, or may cause the third-party management company to perform such requirements and pay such amounts from operating cash flows of the property. We or one of our indirect subsidiaries are the landlord under each lease entered into with a TRS lessee except in certain circumstances in which we may be a party to a joint venture that owns the property. In those cases, the joint venture, instead of us, is the landlord.

      Hotels and resorts leased to our TRS lessees are generally leased for an initial term of 5 to 10 years, with renewal options for an additional 5 to 25 years. Upon termination of the lease, the TRS will surrender possession of the property to us, together with any improvements made to the property during the term of the lease, except that for properties in which we own only the building and not the underlying land, the owner of the land may assume ownership of the building.

      During the initial lease term on hotels and resorts leased to a TRS, the lease provides for a percentage of the gross revenues of the property, with a specified minimum rental payment regardless of the gross revenues (calculated to provide us with rent equal to a certain percentage of the cost of the property). For properties subject to this arrangement, our consolidated financial statements generally will consolidate operations of the hotel, and we will report the property’s operating revenues and expenses rather than the rent contractually due under the lease with our TRS.

Management Agreements

      Of our total hotels and resorts, 113 are managed and operated by third-party management companies pursuant to management agreements entered into by our TRS lessees and the third-party management companies. The remaining 17 hotels and resorts are leased to third-party tenants. We have engaged the following third-party management companies:

•	Marriott and its affiliates;

•	Hilton and its affiliates;

•	KSL II Management Operations, LLC;

•	Interstate and its affiliates;

•	Hyatt and its affiliates;

•	Hersha Hospitality Management L.P.;

•	THM; and

•	Joie De Vivre.

      Each third-party management company has been approved by our board of directors and, pursuant to the terms of each management agreement, has exclusive responsibilities for the operation of specific properties and is obligated to fulfill its obligations in accordance with the terms of its management agreement with us and the specific policies of the respective hotel and resort chain.

      The term of each management agreement typically ranges between 10 and 20 years, with up to two, ten-year renewal options. The Grand Wailea Resort Hotel & Spa, the La Quinta Resort & Club, the Claremont Resort & Spa, the Arizona Biltmore Resort & Spa, the Doral Golf Resort and Spa and the Emerald Pointe Resort at Lake Lanier Islands are each managed by an affiliate of the former KSL parent pursuant to interim management agreements. We entered into these interim management agreements to provide continuity and give us time to select the appropriate long-term third-party management company for each property. We expect to enter into long-term management agreements by January 2005. Under the management agreements, the third-party management company receives a base management fee expressed as a percentage of gross revenues of the subject property for each fiscal year and an incentive management fee expressed as a percentage of operating profit above a specified level of the subject property for each fiscal year.

      With the exception of the properties we acquired as part of the RFS acquisition for which we are directly obligated to pay taxes and insurance, each third-party management company is responsible for payment on our behalf of real estate and property taxes, repairs and maintenance, utilities and insurance. Each third-party management company is obligated to maintain the property in good repair and condition and to make or cause to be made routine maintenance, repairs and minor alterations as it determines to be necessary or as required pursuant to the terms of the management agreement. The third-party management company is also responsible for payment of routine renovations permitted under the management agreement. Reserves are established to fund such renovations and for the replenishment of furniture, fixtures and equipment. The third-party management company may, with our prior written approval, make more extensive improvements to the property. The management agreements require the third-party management company to furnish chain services that are generally made available to other hotels and resorts managed by the third-party management company, including installment and operation of computer systems and reservation services, management and administrative services, marketing and sales services, human resources training services, and such additional services as may from time to time be more efficiently performed on a national, regional or group level. During the term of the management agreements, the service marks, symbols and logos currently used by the third-party management company may be used in the operation of the hotel or resort.

      Some of the management agreements provide that our TRS lessee has the right to terminate the management agreement if specified financial and other objectives relating to the property are not obtained. In addition, most of the management agreements limit our ability to sell, lease or otherwise transfer the hotels and resorts unless the transferee is not a competitor of the third-party management company and unless the transferee assumes the related management agreement and meets specified other conditions.

      The management agreements generally do not allow the third-party management company to assign its interest in the management agreement other than to an affiliate without our prior written consent. In some cases, the management agreement provides that the third-party management company has a right to assign the management agreement in connection with the sale of substantially all of the assets of such third-party management company. In addition, some management agreements prohibit the third-party management company or its affiliates from operating another hotel or resort of the same or similar type as our property that is or will be located within a specified distance of our property. Also, some management agreements prohibit the transfer of the hotel or resort for a specified initial term of years or provide that if we desire to sell a hotel or resort, we must first offer to the third-party management company an opportunity to buy it. We also may have to pay a termination fee in some cases upon termination of the management agreement.

Insurance

      Each of our properties is covered by insurance, either directly by us, or by our third-party tenants or the third-party management companies we engage to manage our properties. We insure the Hotel del Coronado, the Grand Wailea Resort Hotel & Spa, the La Quinta Resort & Club, the Claremont Resort & Spa, the Arizona Biltmore Resort & Spa, the Doral Golf Resort and Spa, the Emerald Pointe Resort at Lake Lanier Islands and the properties we acquired as part of the RFS acquisition. Of our remaining properties, those that are leased to third-party tenants are insured by the tenants pursuant to the terms of their leases, and all other properties are insured by the third-party management companies pursuant to the terms of their management agreements. Insurance on our properties includes coverage for general liability, umbrella liability, workers’ compensation and property damage (including earthquake, flood, business income and ordinance coverage). We believe that our properties are adequately covered by insurance with coverage and in amounts customary for our business, subject to the risks described under “Risk Factors — General Risks Related to the Real Estate Industry-Uninsured and underinsured losses could adversely affect our ability to make distributions to our stockholders.”

Employees

      Our employees perform various management and corporate functions, including, but not limited to, asset management, accounting, financial reporting, legal, planning and budgeting, property development and, finance. As of March 31, 2004, we had 102 full-time employees. None of the employees is represented by a union.

Legal Proceedings

      We are a party to various legal actions resulting from our operating activities. These actions are routine litigation and administrative proceedings arising in the ordinary course of business, some of which are covered by liability insurance, and none of which is expected to have a material adverse effect on our consolidated financial condition, results of operations or cash flows taken as a whole.

MANAGEMENT

Directors and Executive Officers

      Following the election of our directors at our annual meeting, our board of directors will consist of nine members, including a majority of directors who are independent directors. Charles E. Adams and Lawrence A. Dustin, two of our current directors, are not standing for re-election at our annual meeting. Pursuant to our charter, each of our directors is elected by our stockholders to serve until the next annual meeting and until their successors are duly elected and qualified. Subject to rights pursuant to any employment agreements, our executive officers serve at the pleasure of our board of directors.

      The following table sets forth certain information concerning the individuals who are or, following our annual meeting, are expected to serve as our directors and our executive officers:

Name	Age	Position

James M. Seneff, Jr.	57	Director and Chairman of the Board
Robert A. Bourne	57	Director and Vice Chairman of the Board
James Douglas Holladay*	57	Independent Director
Jack F. Kemp*	68	Independent Director
Craig M. McAllaster	52	Independent Director
Dianna F. Morgan*	52	Independent Director
Robert E. Parsons, Jr.	48	Independent Director
Thomas J. Hutchison III*	62	Chief Executive Officer and Director
John A. Griswold*	55	President, Chief Operating Officer and Director
C. Brian Strickland	41	Executive Vice President, Chief Financial Officer and Corporate Secretary
Barry A. N. Bloom	40	Senior Vice President of Portfolio Management and Administration
Mark E. Patten	40	Senior Vice President and Chief Accounting Officer
Paul H. Williams	40	Senior Vice President of Corporate Strategy and Capital Markets and Treasurer

*	Nominated for election as a director at our annual meeting of stockholders.

      James M. Seneff, Jr. has served as one of our directors and the Chairman of our board of directors since our inception June 1996. Mr. Seneff served as our Chief Executive Officer from our inception through February 13, 2003, and he served as co-Chief Executive Officer from February 14, 2003 through May 1, 2003. Mr. Seneff is a director, Chairman of the Board of Directors and Co-Chief Executive Officer of CHC. Mr. Seneff is a principal stockholder of CNL Holdings, Inc., the parent company of CNL Financial, a diversified real estate company, and has served as a director, Chairman of the Board and Chief Executive Officer of CNL Financial and its subsidiaries since CNL Financial’s formation in 1973. CNL Financial is the parent company, either directly or indirectly through subsidiaries, of (1) CNL Real Estate Group, Inc., which is the parent company of the various CNL advisors to unlisted REITs, including CHC prior to the advisor acquisition, CNL Retirement Corp. and CNL Income Corp.; (2) CNL Capital Markets, Inc., which is the parent company of CNL Investment Company and its subsidiary, CNL Securities Corp., a registered broker-dealer that has served as managing dealer for various CNL-affiliated public and private offerings, including, our five previous public offerings, and (3) CNL Fund Advisors, Inc. and CNL Institutional Advisors, Inc., registered investment advisors. CNL Financial and the entities it has established have more than $14.7 billion in assets, representing interests in over 4,800 properties in 49 states. Mr. Seneff also serves as a director and Chairman of the Board of Directors of CNL Retirement Properties, Inc., a public, unlisted REIT, as well as CNL Retirement Corp., its advisor. Since 1992, Mr. Seneff has served as a director, Chairman of the Board of Directors and Chief Executive Officer of Commercial Net Lease Realty, Inc., a public REIT that is listed on the NYSE. In addition, he has served as a director and Chairman of the Board of Directors since inception in 1994, served as Chief Executive Officer from 1994 through August 1999 and co-Chief Executive Officer from December 2000 through September 2003 of CNL Restaurant Properties, Inc., a public, unlisted REIT. Mr. Seneff has also served as a director and Chairman of the Board of Directors of CNL Securities Corp. since 1979 and Chief Executive Officer since 1992. He has served as a director of CNL Investment Company since 1990 and Chairman of the Board of Directors and Chief Executive Officer since 2000. He has served as a director, Chairman of the Board of Directors and Chief Executive Officer of CNL Institutional Advisors, Inc. since July 2003. Mr. Seneff formerly served as a director of First Union National Bank of Florida, N.A., and currently serves as the Chairman of the Board of Directors of CNLBank, a Florida commercial bank. Mr. Seneff served on the Florida State Commission on Ethics and is a former member and past chairman of the State of Florida Investment Advisory Council, which recommends to the Florida Board of Administration investments for various Florida employee retirement funds. The Florida Board of Administration is Florida’s principal investment advisory and money management agency and oversees the investment of more than $60 billion of retirement funds. Mr. Seneff received his degree in Business Administration from Florida State University in 1968.

      Robert A. Bourne has served as one of our directors, our Vice Chairman of our Board and our Treasurer since our inception in 1996. Mr. Bourne will resign as our treasurer immediately following our annual meeting. Mr. Bourne served as a director, Vice Chairman of the Board of Directors and CHC’s Treasurer. Mr. Bourne served as President of our company and of CHC from 1997 to June 2002. Mr. Bourne is also the President and Treasurer of CNL Financial and a director, Vice Chairman of the Board of Directors and Treasurer of CNL Retirement Properties, Inc., as well as a director, Vice Chairman of the Board of Directors and Treasurer of CNL Retirement Corp. Mr. Bourne served as President of CNL Retirement Properties, Inc. and CNL Retirement Corp. from 1998 and 1997, respectively, to June 2002. Mr. Bourne also serves as a director, Vice Chairman of the Board and Treasurer of CIP, as well as CNL Income Corp., its advisor. Mr. Bourne also serves as a director of CNLBank. He serves as a director and Vice Chairman of the Board of Directors of Commercial Net Lease Realty, Inc. Mr. Bourne has served as a director since inception in 1994, President from 1994 through February 1999, Treasurer from February 1999 through August 1999, and Vice Chairman of the Board of Directors since February 1999, of CNL Restaurant Properties, Inc. Mr. Bourne also serves as a director, President and Treasurer for various affiliates of CNL Financial, including CNL Investment Company, CNL Securities Corp., and CNL Institutional Advisors, Inc. As President of CNL Financial, Mr. Bourne has overseen its real estate and capital markets activities including the investment of over $12 billion in the financing, acquisition, construction and leasing of restaurants, office buildings, apartment complexes, hotels, retirement properties and other real estate. Mr. Bourne began his career as a certified public accountant employed by Coopers & Lybrand, Certified Public Accountants, from 1971 through 1978, where he attained the position of tax manager in 1975. Mr. Bourne graduated from Florida State University in 1970, where he received a B.A. in Accounting, with honors.

      James Douglas Holladay is expected to serve as one of our independent directors following our annual meeting. Mr. Holladay has served as general partner of two firms: Thornton Group, LLC from 1996 to 2002, which invests in start-up business ventures and advises public and private companies, and since 1998, he has also served as general partner of Park Avenue Equity Partners, LP, a private equity fund that makes investments in operating companies. Mr. Holladay is a director of Sunrise Senior Living, Inc. Mr. Holladay was a senior officer with Goldman, Sachs & Co., an international investment banking firm, until 1995. He also previously held senior positions of responsibility in both the White House and Department of State. Mr. Holladay has served as an advisor and board member to numerous organizations, both private and public, including Morehouse College, Harvard University, Heidrick & Struggles, an executive search firm, Hughes Supply, a wholesale distributor, and United Way International. Mr. Holladay received a B.A. in 1969 from the University of North Carolina, an M.A. in 1978 from Princeton Theological Seminary, and an M.Litt. in 1981 from Oxford University.

      Jack F. Kemp is expected to serve as one of our independent directors following our annual meeting. In 1993, Mr. Kemp co-founded Empower America, a public policy and advocacy organization, and has since served as co-director of the organization. In August 1996, he received the Republican Party’s nomination for

Vice President under presidential candidate Bob Dole. Prior to founding Empower America, Mr. Kemp served as Secretary of Housing and Urban Development from 1990 to 1993, and as a U.S. Representative for western New York from 1971 to 1989. Before his election to Congress, Mr. Kemp played 13 years as a professional football quarterback and co-founded the American Football League Players Association. He received a B.A. in 1957 from Occidental College.

      Craig M. McAllaster, Ed.D. has served as one of our independent directors since 1999. Dr. McAllaster is dean of the Roy E. Crummer Graduate School of Business at Rollins College. He directed the Executive MBA program from 1994 through 2000, has been on the management faculty and served as executive director of the international consulting practicum programs at the Crummer School. Prior to Rollins College, Dr. McAllaster was on the faculty at the School of Industrial and Labor Relations and the Johnson Graduate School of Management, both at Cornell University and the University of Central Florida. Dr. McAllaster spent over ten years in the consumer services and electronics industry in management, organizational and executive development positions. He is a consultant to a variety of domestic and international companies in the areas of strategy and leadership. Dr. McAllaster received a B.S. from the University of Arizona in 1972, an M.S. from Alfred University in 1980 and an M.A. in 1985 and a Doctorate in 1987, both from Columbia University.

      Dianna Morgan is expected to serve as one of our independent directors following our annual meeting. Ms. Morgan had a 30-year career with Walt Disney World Company, most recently serving as Senior Vice President of Public Affairs from 1993 to 2001, where she was responsible for government, community and media relations, as well as the Disney Institute. She was appointed by Governor Jeb Bush to the University of Florida Board of Trustees and previously served as a member of the Orange County Tourist Development Commission, the Florida Tourism Commission and Enterprise Florida. Ms. Morgan received a B.A. in 1995 from Rollins College.

      Robert E. Parsons, Jr. has served as one of our independent directors since September 2003. Since April 2004, Mr. Parsons has been providing consulting services to Exclusive Resorts, a Denver-based luxury residence club. Mr. Parsons also is the Managing Director of Wasatch Investments, which provides advisory and consulting services to the real estate and lodging industries. Prior to Wasatch Investments, Mr. Parsons spent 22 years at Host Marriott Corporation, a REIT that owns full service hotel properties, where from 1995 to 2003, he served as Executive Vice President and Chief Financial Officer. He also previously served as Chairman of the Hotel Development Council of the Urban Land Institute. Mr. Parsons received a B.A. in 1979 and an M.B.A. in 1981 from Brigham Young University.

      Thomas J. Hutchison III has served as our Chief Executive Officer since May 2003 and as a director since July 2004. Mr. Hutchison serves as co-Chief Executive Officer and a director of CHC. From June 2002 through March 2003, Mr. Hutchison served as our President and President of CHC. From May 2000 to June 2002, Mr. Hutchison served as our Executive Vice President and Executive Vice President of CHC, and from May 2000 to July 2002, he served as Executive Vice President of CNL Hotel Investors, Inc. In addition, Mr. Hutchison served as President and Chief Operating Officer of CNL Real Estate Group, Inc., which is the parent company of CNL Retirement Corp. and the parent company of CHC prior to the advisor acquisition. He also served as the President and Chief Operating Officer of CNL Realty & Development Corp. Mr. Hutchison also served as President and Chief Executive Officer of CNL Retirement Properties, Inc. and as President and Chief Executive Officer of CNL Retirement Corp., its advisor since June 2002. He currently serves as a director of CNL Retirement Corp. Mr. Hutchison also serves as a director, Chief Executive Officer and President of CIP and as Chief Executive Officer and President of its advisor, CNL Income Corp. Upon completion of the advisor acquisition, Mr. Hutchison will resign from his positions with CNL Retirement Properties, Inc., CNL Retirement Corp., CIP and CNL Income Corp. Mr. Hutchison also serves as a director, Chairman and Chief Executive Officer of EMTG, LLC. From 2000 to June 2002, Mr. Hutchison served as Executive Vice President of CNL Retirement Properties, Inc. and CNL Retirement Corp. from May 2000 to June 2002. Mr. Hutchison joined CNL Financial in January 2000 with more than 30 years of senior management and consulting experience in the real estate development and services industries. Prior to joining CNL, Mr. Hutchison was president and owner of numerous real estate services and development companies. From 1990 to 2000, he was chairman and chief executive officer of Atlantic Realty Services, Inc.

and TJH Development Corporation. Since 1990, he has fulfilled a number of long-term consulting assignments for large corporations, including managing a number of large international joint ventures. From 1990 to 1991, Mr. Hutchison was the court-appointed president and chief executive officer of General Development Corporation, a real estate community development company. From 1986 to 1990, he was the chairman and chief executive officer of a number of real estate-related companies engaged in the master planning and land acquisition of forty residential, industrial and office development projects. From 1978 to 1986, Mr. Hutchison was the president and chief executive officer of Murdock Development Corporation and Murdock Investment Corporation, as well as Murdock’s nine service divisions. In this capacity, he managed an average of $350 million of new development per year for over nine years. Additionally, he expanded the commercial real estate activities to a national basis, and established both a new extended care division and a hotel division that grew to 14 properties. Mr. Hutchison attended Purdue University and the University of Maryland Business School.

      John A. Griswold has served as our President since March of 2003, as our Chief Operating Officer since October of 2003 and as a director since July 2004. The functions of Acquisitions and Business Development, Portfolio and Asset Management, Planning, Design, Construction, and the Office of General Counsel report to Mr. Griswold. Mr. Griswold also served as a director and President of CHC and has over 30 years of experience in the hospitality industry. From January 1999 to February 2003, Mr. Griswold served as one of our independent directors. From 1985 to March 2003, Mr. Griswold served as a senior executive, including as president from 1999 to March 2003, of Tishman Hotel Corporation, an operating unit of Tishman Realty & Construction Co., Inc., founded in 1898. Tishman Hotel Corporation is one of the nation’s largest developers, owners and operators of upscale full service hotels and resorts. The Tishman company provided such services for more than 85 hotels totaling more than 30,000 rooms. Tishman’s major developments included the Walt Disney World Swan and Dolphin resorts in Orlando, the Sheraton Chicago Hotel and Towers, the Westin Rio Mar Beach Resort in Puerto Rico and the Westin New York at Times Square. From 1981 to 1985, Mr. Griswold served as general manager of the Buena Vista Palace Hotel in The Walt Disney World Resort. From 1978 to 1981, he served as vice president and general manager of the Homestead Resort, a luxury condominium resort in Glen Arbor, Michigan. In addition, Mr. Griswold served as an operations manager for The Walt Disney Company from 1971 to 1978. He was responsible for operational, financial and future planning for multi-unit dining facilities in Walt Disney World and Lake Buena Vista Country Club. He is a member of the board of directors of the Florida Hotel & Lodging Association, chairman of Orlando/ Orange County Convention & Visitors Bureau, Inc. and chairman of the First Orlando Foundation. Mr. Griswold received a B.S. from the School of Hotel Administration at Cornell University in 1971.

      C. Brian Strickland served as our Senior Vice President of Finance and Administration from 1998 through 2002, as our Executive Vice President since 2002 and as our Chief Financial Officer since January 2004. Mr. Strickland has also served as our Corporate Secretary since April 2004. Mr. Strickland also serves as Executive Vice President for CNL Hotel Development Company and CNL Hotel Investors, Inc. Mr. Strickland is responsible for all aspects of corporate finance and capital market initiatives, as well as accounting, financial reporting and forecasting. Since joining CHC in 1998, Mr. Strickland has overseen the acquisition financing of over $6.0 billion in hotels and resorts and has directed the implementation of our accounting, financial reporting and cash management processes and procedures. From 1989 to 1997, Mr. Strickland served as director of tax for Wyndham Hotels and Resorts, where he was integrally involved in structuring acquisitive transactions including the consolidation and initial public offering of Wyndham Hotels Corp. in 1996 and its subsequent merger with Patriot American Hospitality, Inc. Prior to 1989, Mr. Strickland was senior tax accountant for Trammell Crow Company, where he provided consulting services to regional development offices. From 1986 to 1988, Mr. Strickland was a tax consultant with Ernst & Whinney, where he was a member of the real estate practice group. Mr. Strickland is a certified public accountant and received a B.A. in Accounting from Texas Tech University in 1985.

      Barry A.N. Bloom has served as our Senior Vice President of Portfolio Management and Administration since May 2003. Mr. Bloom is responsible for the oversight of select hotel assets, as well as directing efforts in management and franchise agreement administration, market planning and feasibility, real estate ownership issues, hotel technology and integrating acquisitions into our existing portfolio management systems.

Immediately prior to joining CHC, Mr. Bloom served as Vice President — Investment Management for Hyatt Development Corporation for three years. At Hyatt, he was responsible for providing ownership discipline and oversight for over 50 hotels and provided direction and decision making for capital expenditures and real estate issues. Prior to serving as Vice President of Hyatt, Mr. Bloom was a First Vice President at Tishman Hotel Corporation, where he spent over 10 years in a variety of capacities including investment banking, asset management and property management. Prior to joining Tishman, he worked for VMS Realty Partners and Pannell Kerr Forster. Mr. Bloom received an MBA from the Johnson School at Cornell University in 2001 and a B.S. from the School of Hotel Administration at Cornell University in 1986.

      Mark E. Patten has served as our Senior Vice President and Chief Accounting Officer since April 2004 and as a Senior Vice President and Chief Accounting Officer of CHC since February 2004. Mr. Patten is primarily responsible for our financial accounting and reporting areas, SEC compliance, and our internal audit function. In this capacity, Mr. Patten works closely with our audit committee and our Chief Financial Officer in, among other things, establishing and maintaining efficient and effective disclosure controls and compliance with SEC rules and regulations. Mr. Patten brings 19 years of experience in the areas of accounting, SEC reporting and corporate finance. Prior to his employment with us, Mr. Patten served for less than one year as the Chief Financial Officer at SRK Management Company, served two years with Danka Office Imaging Systems, a publicly-traded provider of office imaging equipment and services, as Vice President of Finance, two years as Chief Financial Officer of World Commerce Online, a publicly traded software development firm, and nearly two years as Chief Accounting Officer and Assistant Corporate Secretary for Vistana Inc., a publicly-traded developer and operator of timeshare resorts. During Mr. Patten’s tenure as Chief Financial Officer of World Commerce Online, that company filed a petition pursuant to Chapter 11 of the federal bankruptcy laws. In addition, Mr. Patten spent 13 years with KPMG LLP, including two years in KPMG’s Department of Professional Practice in New York and was elected into the partnership of KPMG in 1997. Mr. Patten received a B.A. in accounting from the University of Florida in 1986 and received his certification as a public accountant in 1988.

      Paul H. Williams has served as our Senior Vice President of Corporate Strategy and Capital Markets since May 2003 and will serve as our Treasurer following our annual meeting. Mr. Williams is responsible for developing corporate and financial strategy, implementing financial plans and executing acquisitions. Mr. Williams brings 17 years of experience in the areas of investment banking, finance and accounting, including mergers and acquisitions and capital markets. Prior to joining CHC, Mr. Williams served six years as a Principal in Mergers and Acquisitions and Real Estate Investment Banking with Banc of America Securities LLC. In doing so, he executed a variety of corporate and asset transactions specializing in the identification and execution of mergers, acquisitions, sales and financings for real estate investment trusts and real estate opportunity funds. In addition, Mr. Williams spent ten years with public accounting firms Price Waterhouse and Deloitte & Touche LLP. Mr. Williams received a B.A. in accounting from the University of Florida in 1986.

Corporate Governance Profile

      In connection with the completion of this offering, we have revised our organizational structure and corporate governance as follows, which we believe more closely aligns our interests with those of our stockholders:

•	our board of directors is not staggered, with all of our directors subject to re-election annually;

•	of our nine directors following our annual meeting, five are independent for purposes of the NYSE’s listing standards;

•	we have opted out of the Maryland business combination and control share acquisition acts;

•	we do not have a stockholder rights plan; and

•	we do not have any agreements or arrangements to provide tax protection to any stockholder or any holder of operating partnership interests in our operating partnership.

      Our board of directors may amend our corporate governance profile, including by opting into the Maryland business combination and control share acquisition acts, adopting a stockholder rights plan, and instituting a staggered board without obtaining the vote of our stockholders.

Board Committees

      Our board of directors has an audit committee, nominating and corporate governance committee and a compensation committee. We believe that the current and planned composition of these committees meet the criteria for independence under, and the functioning of these committees comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the NYSE and Securities and Exchange Commission rules and regulations.

      Audit Committee. Following our annual meeting, we expect our audit committee to consist of Mr. Parsons, Mr. McAllaster and Ms. Morgan, all of whom qualify as independent directors under the NYSE and applicable SEC rules. Mr. McAllaster is expected to serve as chairman of the audit committee, and our board of directors has determined that Mr. Parsons is an audit committee financial expert as defined in Item 401 of Regulation S-K. We believe that each of our audit committee members is financially sophisticated and able to read and understand our financial statements. The audit function of the committee is to help ensure the integrity of our financial statements, the qualifications and independence of our independent auditor and the performance of our internal audit function and independent auditors. The audit committee’s functions are to select, assist and meet with the independent auditor, oversee each annual audit and quarterly review, establish and maintain our internal audit controls and prepare the report that federal securities laws require be included in our annual proxy statement. In addition, our audit committee has established procedures for handling any complaints we receive regarding accounting, internal accounting controls, or auditing matters, as well as any confidential, anonymous submissions by any of our employees regarding concerns about questionable accounting or auditing matters. We will provide appropriate funding, as determined by our audit committee, for payment of compensation to our independent accountants, any advisors it employs and other expenses of the committee.

      Compensation Committee. Following our annual meeting, we expect Mr. Parsons to remain on our compensation committee and that we will then appoint other committee members, all of whom will qualify as “outside directors” under the Code. Upon listing on the NYSE, all members of the compensation committee will qualify as “independent directors” under the NYSE rules. Mr. Parsons serves as chairman of the compensation committee. The compensation committee reviews and approves the compensation and benefits of our officers, administers and makes recommendations to our board of directors regarding our compensation and incentive plans, produces an annual report on executive compensation for inclusion in our proxy statement and publishes an annual committee report for our stockholders.

      Nominating and Corporate Governance Committee. Following our annual meeting, we expect Mr. McAllaster to remain on our nominating and corporate governance committee and that we will then appoint other committee members. Upon listing on the NYSE, all members of the nominating and corporate governance committee will qualify as “independent directors” under the NYSE rules. The function of the nominating and corporate governance committee is to develop and recommend to our board of directors a set of corporate governance principles, adopt a code of ethics, adopt policies with respect to conflicts of interest, monitor our compliance with corporate governance requirements of state and federal law and the rules and regulations of the NYSE, establish criteria for prospective members of our board of directors, conduct candidate searches and interviews, oversee and evaluate our board of directors and management, evaluate from time to time the appropriate size and composition of our board of directors and recommend, as appropriate, increases, decreases and changes in the composition of our board of directors and formally propose the slate of directors to be elected at each annual meeting of our stockholders.

      Our board of directors may from time to time appoint certain other committees to facilitate the management of our company.

Compensation of Directors

      Each independent director will receive $10,000 quarterly in cash for serving on our board of directors, as well as a quarterly stock grant of shares having a value, equal to $10,000, an attendance fee of $2,000 in cash per meeting of our board of directors or any committee of the board, whether attended in person or telephonically. In addition, the chair of our audit committee will receive $3,750 in cash, the chair of our compensation committee will receive $2,500 in cash and the chair of our nominating and corporate governance committee, as well as our other board committee chairs (except as otherwise determined by the board) will receive $1,250 in cash, in each case, on a quarterly basis. Our chairman of the board and vice-chairman of the board will also receive a quarterly retainer equal to $37,500 for serving in that capacity. Directors that are members of a special committee are entitled to receive additional fees for services as members of that special committee. The members of the special committee formed in connection with the advisor acquisition will receive compensation as follows: Mr. Parsons, the committee chair will receive $90,000; Messrs. McAllaster and Adams, the other members of the special committee, will each receive $60,000; and each of them will also receive $1,500 per meeting. Through July 2004, the members of our special committee were each paid approximately $25,000 in the aggregate for participating in meetings of the special committee. Directors who are employees of our company or our subsidiaries will not receive compensation for their services as directors.

      We intend to implement a deferred compensation program for our directors, allowing them to defer all or a portion of their compensation. Directors will also be entitled to reimbursement for expenses incurred in fulfilling their duties as our directors and will receive complimentary hotel room, food and beverage and related services at our hotels and resorts when on personal travel, including reimbursement for associated taxes.

      In connection with the completion of our common stock offering, all of our existing and new directors, except our chairman, vice-chairman and directors who are our employees, will receive shares of our common stock as follows:

      • existing directors will receive a grant of 5,000 shares;

•	members of our special committee formed in connection with the advisor acquisition will receive an additional grant of 2,500 shares; and

      • new directors will receive a grant of 2,500 shares.

      All such shares of stock granted to directors will fully vest upon issuance.

Executive Officer Compensation

      Prior to the advisor acquisition, we did not pay any compensation to our officers and directors who also served as officers and directors of CHC. No annual or long-term compensation was paid by us to any executive officers for services rendered in all capacities to us during the years ended December 31, 2003, 2002 and 2001. In addition, none of our executive officers received an annual salary or bonus from us during the years ended December 31, 2003, 2002 and 2001. Our executive officers were also employees and executive officers of CHC or its affiliates and received compensation from CNL Financial and its affiliates in part for services provided to us. See “Certain Relationships and Related Transactions” for a description of the fees payable and expenses reimbursed to CHC and its affiliates.

Securities Authorized for Issuance Under Equity Compensation Plans

      The following table provides information as of December 31, 2003, with respect to all of our equity compensation plans under which equity securities are authorized for issuance:

	Number of Securities to
	Be Issued Upon Exercise	Weighted Average Exercise	Number of Securities
	of Outstanding Options,	Price of Outstanding Options,	Remaining Available for
Plan Category	Warrants and Rights	Warrants and Rights	Future Issuance

Plans approved by stockholders	0	—	—
Plans not approved by stockholders	960,913 (1)	$12.00	—

(1)	Warrants that expired June 2004 issued to CNL Securities Corp. in connection with services provided relating to prior offerings of our common stock.

Incentive Plans

      We have established an Omnibus Long-Term Incentive Plan, which provides for the grant of options to purchase shares of common stock, restricted common stock awards, stock appreciation rights, deferred shares, performance shares and performance units to our and our subsidiaries’ executive officers, employees, directors and consultants. For purposes of the plan, our subsidiaries include both corporate subsidiaries and other entities, such as partnerships and limited liability companies, for which we directly or indirectly control at least 50% of the equity and any other entity in which we have a material equity interest and which is designated as an “affiliate” by the compensation committee. Up to 5,000,000 shares are available for grants of stock options, stock awards, deferred shares or performance shares and covered by stock appreciation rights pursuant to the plan, of which 735,000 shares of restricted stock will be granted at or prior to completion of this offering and 1,788,000 shares are reserved for issuance as deferred stock awards to certain of our officers and other employees. No one participant may receive awards for more than 1.0 million shares of common stock in any one calendar year. In addition, the maximum number of performance units, which are bookkeeping entries recording a unit equal to $1.00 awarded under the plan, that may be granted to a participant in any one calendar year is 20.0 million for each full or fractional year included in the performance period for the award granted during the calendar year. If an option or stock award issued under the plan is terminated, expires or becomes unexercisable, in whole or in part, for any reason, the unissued or unpurchased shares of common stock (or shares subject to an unexercised stock appreciation right) which were subject to such option or award will become available for future grant under the plan. In addition, shares that are issued under any type of award under the plan and that are repurchased or reacquired by us at the original purchase price for such shares are also available for future grant under the plan.

      The plan is administered by the compensation committee of our board of directors. The compensation committee may delegate a portion of its authority under the plan to one or more officers. The compensation committee or its delegate will select the participants who are granted awards and, consistent with the terms of the plan, will prescribe the terms of each award, including the number of shares subject to the award, any vesting, exercisability or other requirements for the award. Those requirements may include, for example, a requirement that the participant complete a specified period of service or that certain performance objectives be achieved. The performance objectives may be based on the individual performance of the participant, our performance or the performance of our affiliates, subsidiaries, divisions, departments or functions in which the participant is employed or has responsibility. In the case of a performance objective for an award intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the objectives are limited to specified levels of and increases in our or a business unit’s:

•	return on equity;

•	total net income;

•	net income per share;

•	net income growth;

•	return on capital;

•	return on assets;

•	economic value added;

•	earnings before interest and taxes;

•	earnings before interest, taxes, depreciation and amortization;

•	sales growth;

•	gross margin return on investment;

•	increase in the fair market value of the shares;

•	share price (including but not limited to growth measures and total stockholder return);

•	net operating profit;

•	cash flow (including, but not limited to, operating cash flow and free cash flow);

•	cash flow return on investments (which equals net cash flow divided by total capital);

•	funds from operations;

•	internal rate of return;

•	increase in net present value; or

•	expense targets.

A grant of performance units may be settled by payment of cash, shares of common stock or a combination of cash and shares and may grant to the participant or reserve to the administrator the right to elect among these alternatives.

      The plan provides for the grant of both options intended to qualify as incentive stock options under Section 422 of the Code and options that are not intended to so qualify. Options intended to qualify as incentive stock options may be granted only to persons who are our employees or are employees of our subsidiaries which are treated as corporations for federal income tax purposes. No participant may be granted incentive stock options that are exercisable for the first time in any calendar year for common stock having a total fair market value (determined as of the option grant), in excess of $100,000.

      The plan prohibits repricing of an outstanding option, and therefore, the administrator may not, without the consent of the stockholders, lower the exercise price of an outstanding option. This limitation does not, however, prevent adjustments resulting from stock dividends, stock splits, reclassifications of stock or similar events. The option price may be paid in cash or, with the administrator’s consent, by surrendering shares of common stock, or a combination of cash and shares of common stock. Options generally will be nontransferable except in the event of the participant’s death but the compensation committee or its delegate may allow the transfer of non-qualified stock options through a gift or domestic relations order to the participant’s family members.

      Unless provided otherwise in a participant’s stock option agreement and subject to the maximum exercise period for the option, an option generally will cease to be exercisable upon the earlier of three months following the participant’s termination of service with us or our affiliate or the expiration date under the terms of the participant’s stock option agreement. The right to exercise an option will expire immediately upon termination if the termination is for “cause” or a voluntary termination any time after an event that would be grounds for termination for cause. Upon death or disability, the option exercise period is extended to the earlier of one year from the participant’s termination of service or the expiration date under the terms of the participant’s stock option agreement.

      If, while options or stock awards remain outstanding, we (i) dissolve, liquidate, merge or consolidate with another entity, (ii) sell or otherwise dispose of substantially all of our assets to another entity, or (iii) engage in any transaction that results in a person or entity other than those who are our stockholders prior to such transaction owning 50.0% or more of the combined voting power of all classes of our stock, then

•	all outstanding options and stock awards that have not been continued, assumed or for which a substitute award has been granted will become exercisable immediately prior to and terminate immediately as of the effective date of such transaction, unless provisions are made in connection with such transaction for the continuance of the plan and/or the assumption or substitution of existing options and awards with appropriate adjustments as to the number and kind of shares and prices for such replacement shares; or

•	our board of directors may elect, at its discretion, in connection with any such transaction, to cancel any outstanding options and stock awards, so long as we pay the holders thereof for such options or stock appreciation rights.

      No awards may be granted under the plan after the tenth anniversary of the adoption of the plan. Our board of directors may amend or terminate the plan at any time, but an amendment will not become effective without the approval of our stockholders if it increases the aggregate number of shares of common stock that may be issued under the plan, changes the class of employees eligible to receive incentive stock options or stockholder approval is required by any applicable law, regulation or rule, including any rule of the NYSE.

Employment Agreements

      In connection with the advisor acquisition, we have entered into employment agreements with Thomas J. Hutchison III, John A. Griswold, C. Brian Strickland, Barry A. N. Bloom and Paul H. Williams. Messrs. Hutchison, Griswold, Strickland, Bloom and Williams will serve, respectively, as (i) one of our directors and as our chief executive officer, (ii) our president and chief operating officer, (iii) our executive vice president and chief financial officer, (iv) our senior vice president of portfolio management and administration and (v) our senior vice president of corporate strategy and capital markets. Each agreement is for an initial term of three and one-half years with automatic one-year renewals unless either party gives written notice at least 90 days prior to the end of the then current term. The initial term of the agreements terminates on December 31, 2007. Under the agreements, Mr. Hutchison will receive an annual salary of $925,000, Mr. Griswold will receive an annual salary of $625,000, Mr. Strickland will receive an annual salary of $475,000, Mr. Bloom will receive an annual salary of $350,000, and Mr. Williams will receive an annual salary of $310,000, subject in each case to annual increases in the sole discretion of the board of directors or a committee thereof commencing in 2006. Each of the executives is also eligible to participate in our bonus plan, which shall set forth various achievement or performance criteria that if achieved shall entitle such executive to receive a specified percentage of his salary. These bonuses will be payable at three levels, depending on performance criteria adopted by the compensation committee. At the threshhold level, each executive will receive 50% of base salary, at the target level each executive will receive 100% of base salary and at the maximum level each executive will receive the following percentage of base salary: for Mr. Hutchison this percentage is 175%, for Messrs. Griswold and Strickland this percentage is 150% and for Messrs. Bloom and Williams, this percentage is 125%. Any bonus payments in excess of 125% of an executive’s base salary will be paid in stock. In addition, each executive will participate in any group life, disability, health and other benefit plans we adopt. Among other perquisites, each executive will also receive a monthly automobile allowance of up to $1,000. Mr. Hutchison will also have use of the corporate plane, and to the extent such use is for personal purposes, the use will be deemed additional compensation.

      In the event any executive’s employment agreement is terminated for disability or death, he or the beneficiaries of his estate will receive the following:

•	any accrued and unpaid salary and other benefits,

•	any bonus as provided for in the bonus plan, and

•	a cash payment equal to his annual salary payable no later than 30 days after such termination and certain shares of our common stock received as restricted stock shall immediately vest and deferred shares that would have been released as a reward for service and on the achievement of performance criteria in the calendar year of such termination shall, subject to our compensation committee’s approval, be delivered to the executive or his estate.

      The employment agreements provide that, if we terminate the agreement for cause or an executive terminates the agreement without good reason, he will only have the right to receive salary and benefits accrued prior to the date of termination. Upon termination of such employment agreement, without cause or by the executive for good reason, he will receive the following:

•	any accrued and unpaid salary,

•	any bonus as provided for in the bonus plan,

•	a cash payment equal to two times his annual base salary and the average bonus earned for the highest two of three years (one times his annual base salary and the average bonus earned for the highest two of three years if employment terminates after the agreement is not renewed), payable over the same period as the covenant not to compete, or if a covenant not to compete is not applicable, in a lump sum,

•	continuing health benefits for one year and certain shares of our common stock received as restricted stock shall immediately vest and deferred shares that would have been released as a reward for service and on the achievement of performance criteria in the calendar year of such termination shall, subject to our compensation committee’s approval, be delivered to the executive.

      The executive will be entitled to a tax gross-up payment if he becomes subject to the excise tax applicable to certain “golden parachute” payments pursuant to Sections 2800 and 4999 of the Code.

      The agreement defines cause as an executive’s:

•	conviction or indictment which is not discharged or otherwise resolved within 18 months for a felony or misdemeanor involving moral turpitude;

•	commission of an act of fraud, theft or dishonesty related to his duties;

•	willful and continuing failure or habitual neglect to perform his duties;

•	material violation of non-competition, non-solicitation or confidentiality covenants; or

•	willful and continuing breach of the agreement.

      The agreements define good reason as:

•	a material reduction in such executive’s authority, duties and responsibilities or the assignment to him of duties inconsistent with his position;

•	a reduction in his annual salary that is not in connection with the reduction of compensation applicable to senior management employees;

•	our failure to obtain a reasonably satisfactory agreement from any successor to our business to assume and perform the agreement;

•	for Messrs. Hutchison and Griswold, a change of control, which means the sale to an independent third party or group of independent third parties of (i) more than fifty percent (50%) of our issued and outstanding equity securities of and the voting power under normal circumstances to elect a majority of our board of directors (whether by merger, consolidation, sale or transfer of our equity securities) or (ii) all or substantially all of our assets determined on a consolidated basis;

•	our material and willful breach of the agreement; or

•	our requirement that his work location be moved more than 50 miles from our principal place of business.

      Each agreement contains a confidentiality provision that applies indefinitely. The agreements also contain a non-solicitation covenant which prohibits, among other things, the solicitation or encouragement of employees to leave us or hire any employee who has left our employment within one year from the termination of such employment. Additionally, the agreements contain a covenant not to compete whereby for a period of one year following termination of the agreement, and as to Messrs. Hutchison and Griswold in the case of the termination with good reason due to a change in control, for a period of two years following termination, an executive cannot, directly or indirectly, own, manage, control or participate in the ownership, management, or control of, or be employed or engaged by or otherwise affiliated or associated as an employee, employer, consultant, agent, principal, partner, stockholder, corporate officer, director or in any other individual or representative capacity, engage or participate in any business with assets in excess of $500 million that is in competition in any manner whatsoever with us or our business in any state or country or other jurisdiction in which we conduct or propose to conduct our business. However, an executive may (A) own or participate in the ownership of any entity which he owned or managed or participated in the ownership or management of prior to entering into the employment agreement, which ownership, management or participation was disclosed to us and (B) invest in securities of any entity, solely for investment purposes and without participating in the business thereof, if

•	such securities are traded on any national securities exchange or the National Association of Securities Dealers, Inc. Automated Quotation System,

•	the executive is not a controlling person of, or a member of a group which controls, such entity and

•	the executive does not, directly or indirectly, own one percent or more of any class of securities of such entity.

      Except as specified above, if an executive terminates his employment for good reason, the covenant not to compete will not apply.

      We have reserved 1,788,000 shares of our common stock for issuance as deferred stock awards pursuant to the terms of a stock equivalent program to be administered by our compensation committee. The program will begin upon completion of the common stock offering and continue until December 31, 2007. On a prorated basis, 20% of the award will be released over time on December 31st of each year. The remaining shares will be released upon achievement of between two and four performance criteria over semi-annual, annual and cumulative performance periods to be established by our compensation committee. The majority of the performance criteria will be based on stockholder returns and be established at the beginning of the program, while the remainder will be established annually by the compensation committee. The program will include a cumulative “make-up” provision, which will allow for shares that are not released during any one program year to be released at the end of the program if certain total stockholder returns are achieved. We will pay dividends only on shares that are released. Expected grants of deferred stock awards to our five most highly compensated executives are as follows:

Thomas J. Hutchison III	525,000 shares
John A. Griswold	350,000 shares
C. Brian Strickland	260,000 shares
Barry A.N. Bloom	175,000 shares
Paul H. Williams	175,000 shares

      The remaining 303,000 shares of deferred stock have been reserved for issuance to our other officers and certain other employees as determined by the compensation committee.

Indemnification Agreements

      We have entered into indemnification agreements with certain of our executive officers and our directors. Each indemnification agreement provides that notwithstanding the other provisions of the indemnification agreement, to the extent that a director or officer is a party to and is wholly or partly successful, on the merits or otherwise, in any proceeding covered by an indemnification agreement, we must indemnify him or her to the maximum extent consistent with applicable law against all expenses and liabilities actually incurred by or for the director or officer in connection with each successfully resolved claim, issue or matter in such proceeding. If the director or officer is unsuccessful, on the merits or otherwise, we must indemnify such person unless we prove by clear and convincing evidence in a forum selected by the director or officer that the act or omission that gave rise to the proceeding did not meet our indemnification standard.

      We have no obligation under the indemnification agreements to indemnify a director or officer in the following circumstances:

(1) to the extent that payment is actually made to such person under any insurance policy or otherwise other than pursuant to the indemnification agreement;

(2) if a court in a proceeding has entered a judgment or other adjudication that is final and has become non-appealable and establishes that a claim of the director or officer for indemnification arose from (i) a breach by the director or officer of his or her duty of loyalty, (ii) acts or omissions that are the result of active and deliberate dishonesty, (iii) acts or omissions that the director or officer had reasonable cause to believe were unlawful, or (iv) a transaction in which the director or officer actually received an improper personal benefit;

(3) unless a change in control has occurred, for liabilities in connection with proceedings settled without our consent, which consent we shall not unreasonably withhold; or

(4) for any loss or liability arising from an alleged violation of federal or state securities laws, unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the director or officer and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC or of the published position of any state securities regulatory authority where our securities were offered or sold regarding indemnification for violations of securities laws.

      We are obligated to advance to the director or officer all expenses that were incurred by or for such person in connection with any proceeding for which the person is entitled to indemnification under the indemnification agreement, if the officer or director provides us with written affirmation of his or her good faith belief that he or she has met our indemnification standard and an undertaking to repay the amount paid or reimbursed by us if it is ultimately determined that he or she did not comply with our indemnification standard and the proceeding was initiated by a third party who is not one of our stockholders or, if by one of our stockholders acting in their capacity as such, a court of competent jurisdiction approves such advancement. If the foregoing are satisfied, we must advance payment for such expenses within five business days after our receipt of his or her undertaking, which shall be unsecured.

•	We are responsible for all expenses incurred by a director or officer in enforcing their rights under their indemnification agreement with us.

•	In the event of a change in control, upon the written request of the director or officer, we are obligated to establish a trust and, from time to time as requested by the director or officer, fund such trust in an amount sufficient to satisfy all amounts actually paid to the director or officer under the indemnification agreement or that he or she reasonably determines and demonstrates, from time to time, may be payable thereunder. The amount to be deposited in such trust will be determined by legal counsel selected by the director or officer and approved by us, which approval shall not be unreasonably withheld.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Compensation Committee Interlocks and Insider Participation

      During fiscal year 2003, we did not have a compensation committee or other committee performing similar functions. Decisions concerning the compensation of executive officers were made by CHC, as the employer of the executive officers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Prior Transactions with Related Parties

      On April 29, 2004, we entered into a merger agreement to acquire CHC. In the merger, all of the outstanding shares of capital stock of CHC will be exchanged for shares of our common stock valued at approximately $267.3 million (13,365,000 shares based on the midpoint of the range of prices indicated on the front cover of this prospectus) and approximately $29.7 million in cash, and we will assume approximately $10.9 million of debt. Our officers, directors and their respective affiliates who own interests in CHC will receive all of these shares and the cash (other than cash in lieu of fractional shares) will be paid to the unaffiliated stockholder of CHC. Upon completion of the merger, CHC will become our wholly-owned subsidiary, and CHC’s officers and other employees will become our employees. As a result, we are a fully-integrated, self-administered and self-advised REIT.

      Some of our officers, directors and affiliates are stockholders of CHC and will receive the following in connection with the advisor acquisition:

•	CNL Real Estate Group, Inc. — 7,915,050 shares;

•	James M. Seneff, Jr. — 2,272,065 shares;

•	Robert A. Bourne — 2,272,065 shares;

•	Thomas J. Hutchison III — 469,275 shares;

•	John A. Griswold — 133,635 shares;

•	C. Brian Strickland — 201,960 shares;

•	Paul H. Williams — 50,475 shares; and

•	Barry A.N. Bloom — 50,475 shares.

      As a condition to the merger, we agreed to enter into a registration rights agreement with CHC’s stockholders. These registration rights require us on up to two occasions upon the demand of holders of shares with an aggregate offering price equal to at least $10.0 million, to use our best efforts to prepare and file a registration statement within 90 days of the demand that covers the resale of those shares and the shares of any other holder of registration rights that elects to be included on the registration statement within 90 days of the demand. In addition, we must give the holders of the registration rights notice at least 30 days prior to filing a registration statement for the offer and sale of common shares by us or any other selling stockholder and provide these holders with the opportunity to participate and have their shares of common stock included in the registration statement, subject to customary underwriter cutback provisions. This participation right does not apply to registration statements related to an employee benefit plan, a distribution reinvestment plan or on Form S-4 or Form S-8. We will bear expenses incident to our registration requirements under the registration rights agreement, other than underwriting fees, discounts or commissions or any out-of-pocket expenses of the persons exercising the redemption/exchange rights or transfer taxes, if any, relating to the resale of their shares.

      In connection with their registration rights, each of CHC’s stockholders agreed to enter into lock-up letters in connection with the advisor acquisition. The lock-up letters prohibit the direct or indirect offer, sale, contract to sell, pledge or other disposition or hedging of any common shares received in the advisor acquisition and any other common shares during the first six months after the date of the advisor acquisition. In addition, the lock-up letters prohibit the direct or indirect offer, sale, contract to sell, pledge or other disposition or hedging of any of these common shares (and any other securities convertible into or exchangeable or exercisable for any common shares) in excess of one-half of the number of common shares received by these stockholders in the advisor acquisition for an additional six months after the advisor acquisition (ending one year after the advisor acquisition). These restrictions are in addition to certain customary holdback provisions contained in the lock-up letters.

      Prior to the advisor acquisition, some of our directors and all other executives, officers, including Messrs. Seneff, Bourne, Hutchison, Griswold, Strickland, Bloom, Patten and Williams, held similar positions with CHC. In addition, Messrs. Seneff and Bourne are executive officers of CNL Securities Corp., the managing dealer of our five prior public offerings of common stock and a wholly-owned subsidiary of CNL Financial. Mr. Seneff, his wife and their affiliates control, and own a substantial majority of the economic interest in, CNL Financial and its subsidiaries. Prior to the merger, CHC and CNL Securities Corp. were by contract entitled to receive fees and compensation for services provided in connection with our common stock offerings, and the acquisition, development, management and sale of our assets. Amounts incurred relating to these transactions were $202.2 million and $77.5 million for the years ended December 31, 2003 and 2002, respectively. Of these amounts, approximately $10.1 million and $1.9 million were paid in 2004 and are included in due to related parties in the accompanying consolidated balance sheets as of December 31, 2003 and 2002, respectively. The remainder was paid in the year incurred.

      For the year ended December 31, 2003, CNL Securities Corp. was entitled to receive selling commissions amounting to 7.5% of the total amount raised from the sale of shares of our common stock for services in connection with our public offerings of shares, the majority of which may be paid as commissions to other broker-dealers. For the year ended December 31, 2003, we paid approximately $86.5 million of such fees, the majority of which have been reallowed by CNL Securities Corp. as commissions to unaffiliated broker-dealer firms.

      In addition, for the year ended December 31, 2003, CNL Securities Corp. was entitled to receive a marketing support fee equal to 0.5% of the total amount raised from the sale of shares in connection with our public offerings. For the year ended December 31, 2003, we paid approximately $5.8 million of such fees, the majority of which have been reallowed to other broker-dealers.

      CNL Securities Corp. is also entitled to receive, in connection with our first offering of up to 16.5 million shares of common stock, our third offering of up to 45 million shares of common stock, and our fourth offering of up to 45 million shares of common stock, a soliciting dealer servicing fee payable annually by us on December 31 of each year following the year in which the offering terminated in the amount of 0.20% of the stockholders’ invested capital from these offerings. CNL Securities Corp. in turn may reallow all or a portion of such fee to soliciting dealers whose clients hold shares on such date. For the year ended December 31, 2003, approximately $1.2 million of such fees were paid.

      Prior to the advisor acquisition, CHC received acquisition fees for services in identifying the properties and structuring the terms of the acquisitions, leases of the properties and the mortgage loans equal to 4.5% of the total amount raised from the sale of shares and loan proceeds from permanent financing and a portion of the line of credit proceeds that are used to acquire properties. For the year ended December 31, 2003, we paid approximately $94.5 million of such fees.

      CNL Hotel Development Company, a subsidiary of CHC, was entitled to receive fees in connection with the development, construction or renovation of certain properties, generally equal to four to five percent of anticipated project costs. During the year ended December 31, 2003, we paid approximately $2.6 million of such fees.

      Under our prior advisory agreement with CHC prior to the advisor acquisition, CHC received a monthly asset management fee of one-twelfth of 0.60% of our real estate asset value and the outstanding principal balance of any mortgage loans as of the end of the preceding month. The asset management fee, which was not allowed to exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of CHC. All or any portion of the asset management fee not taken as to any fiscal year was be deferred without interest and may be taken in such other fiscal year as the determined. During the year ended December 31, 2003, we incurred approximately $12.8 million of such fees. In late 2003 CNL Hospitality Corp. allowed us to defer the payment of the asset management fee until September 15, 2004. Asset management fees were not paid by us after August 2003 and in January 2004, CHC refunded to us all of the asset management fees we had previously paid during 2003.

      We incur operating expenses which, in general, are those expenses relating to our administration on an ongoing basis. Pursuant to the advisory agreement described above, CHC was required to reimburse us the amount by which the total operating expenses paid or incurred by us exceed in any four consecutive fiscal quarters, the greater of 2% of average invested assets or 25% of net income. For the year ended December 31, 2003, our operating expenses did not exceed these amounts.

      CHC and its former affiliates, including CNL Shared Services, Inc., a subsidiary of CNL Financial, provided various administrative services to us, including services related to accounting; financial, tax and regulatory compliance reporting; stockholder distributions and reporting; due diligence and marketing; and investor relations, on a day-to-day basis. For the year ended December 31, 2003, we incurred a total of approximately $6.6 million for these services, approximately $4.3 million representing stock issuance costs and approximately $2.3 million representing general operating and administrative expenses, including costs related to preparing and distributing reports required by the SEC.

      We maintain bank accounts in a bank in which Messrs. Seneff and Bourne serve as directors, and in which CNL Financial, a former affiliate of CHC, is a stockholder. The amount deposited with this bank was approximately $29.0 million at December 31, 2003.

      We own a 9.9% interest in CNL Plaza, Ltd., a limited partnership that owns an office building located in Orlando, Florida, in which we and other CNL-affiliated companies lease office space. The remaining interest in the limited partnership is owned by several affiliates of CNL Financial. In connection with the advisor acquisition, we have guaranteed a 16.67% share, or approximately $2.6 million, of a $15.5 million unsecured promissory note of the limited partnership. During the year ended December 31, 2003, we paid rental expenses in connection with the lease of $783,821. In addition, CNL Plaza, Ltd. conveyed a small portion of the premises underlying the parking structure adjacent to its office building as part of the development of the premises surrounding the building. The purpose of the conveyance was to adjust the percentage fee simple ownership under the parking structure so as to allow joint parking privileges for a new office tower to be developed and owned by CNL Plaza II, Ltd, a limited partnership in which Messrs. Seneff and Bourne own interests. It is anticipated that in connection with this transaction, CNL Plaza, Ltd. will benefit from a reduction in the allocation of its operating expenses for the garage. In addition, CNL Plaza, Ltd. may be entitled to additional consideration pursuant to a purchase price adjustment.

      As of December 31, 2003, we had invested a total of $5.2 million in CTM Partners, LLC, a partnership in which we have a 31.25% interest and which owns EMTG, LLC. Since 2002, a subsidiary of CTM Partners, LLC has engaged Dustin/ Massagli LLC, a company in which one of our former directors is president, and a director and principal stockholder, to manage the business. Dustin/ Massagli LLC manages the operations of EMTG, LLC. Mr. Hutchison, our Chief Executive Officer, also serves as a director, Chairman and Chief Executive Officer of EMTG, LLC. In March 2004, we contributed an additional $1.7 million to the partnership to fund operating needs of EMTG, LLC. The other partners made additional contributions in amounts which maintained the existing ownership interests of each partner.

      We believe all amounts paid by us to our affiliates are fair and comparable to amounts that would be paid for similar services provided by unaffiliated third parties.

New Agreements with CNL-Affiliated Companies

      In connection with the advisor acquisition, we expect to enter into new inter-company agreements with CNL Financial or its affiliates, including the following:

•	Service Level Agreement. We intend to enter into a service level agreement with CNL Financial to provide us with human resources, development, corporate communications, office administration and other office services. CNL Financial has proposed that it would charge us monthly fees based on our actual personnel headcount and for some services based on our actual usage. The agreement will be terminable without penalty at any time by us and terminable by CNL Financial only on at least 180 days prior written notice, and will be renewable on an annual basis.

•	Lease Agreement. CNL Financial and its affiliates have also proposed that we will lease from CNL Plaza, Ltd. or sublease from CNL Financial the office space we currently occupy on its lease at CNL Center at City Commons at 450 South Orange Avenue, Orlando, Florida, and that our portion of the rent will be based on the total square footage allocated to us. The agreement will be terminable without penalty at any time by us and terminable by CNL Financial or its affiliates only on at least 180 days prior written notice, and will be renewable on an annual basis.

•	Master Finance Lease Agreement. CNL Financial currently leases certain furniture and equipment from SunTrust Bank under a financing lease arrangement, which it then subleases to CHC. Unless this lease is terminated prior to the merger, we intend to enter in a new sublease with CNL Financial for the use of the furniture and equipment. The agreement will be terminable without penalty at any time by us and terminable by CNL Financial and its affiliates only on at least 180 days prior written notice, and will be renewable on an annual basis.

•	Enterprise Agreement. In addition, CNL Financial and its affiliates have proposed that we enter into an enterprise agreement relating to the allocation of costs to maintain the quality of the CNL brand.

•	Brand License Agreement. We also intend to enter into a licensing agreement with CNL Financial or its affiliate on substantially the same terms as the Brand License Agreement, dated March 31, 2003, among CNL Holdings, Inc., CNL Shared Services, Inc. and CHC, with respect to the use of the CNL brand, provided, however, the new brand license agreement would not provide for the payment of a fee by us and would provide for various termination rights by CNL Financial or its affiliate upon one year prior written notice to us in the event:

•	Mr. Seneff is involuntarily removed from all officer positions with us and as a member of our board of directors by our stockholders or our board of directors;

•	we terminate the new inter-company agreements or enterprise agreement (provided, that if our termination is the result of a material breach of the other party and CNL Financial or its affiliates terminate the brand license agreement, CNL Financial or its affiliates are obligated to pay us $2.0 million termination fee);

•	we are involved in certain extraordinary corporate transactions such as mergers, dissolutions and sales of substantially all our assets; or

•	a majority of our board of directors are persons other than those for whom our board of directors has solicited proxies.

      As of the date of this prospectus, the foregoing inter-company agreements had not been finalized and such inter-company agreements remain subject to the review and negotiation by the independent directors comprising the special committee.

      We also expect to enter into an advisory agreement with CHP2, whereby we provide advisory services to CHP2 and would receive fees and reimbursements from CHP2. See “Business and Properties — CHP2 Advisory Agreement.”

Agreements with Executive Officers and Directors

      In April 2004, we entered into employment agreements with all of our named executive officers. A description of the terms of these agreements, as amended, is provided under the heading “Management — Employment Agreements.”

      We have also entered into indemnification agreements with all of our directors and executive officers. A description of the terms of these agreements is provided under the heading “Management — Indemnification Agreements.”

      At or prior to the completion of this offering we will grant restricted stock to certain of our officers as follows:

Thomas J. Hutchison III	200,000 shares
John A. Griswold	87,500 shares
C. Brian Strickland	87,500 shares
Barry A.N. Bloom	45,000 shares
Paul H. Williams	45,000 shares

      Additionally, at or prior to completion of this offering, we will grant an additional 235,000 shares of restricted stock to our other officers and certain other employees.

      We have also reserved 1,788,000 shares of our common stock for issuance as deferred stock awards pursuant to the terms of a stock equivalent program to be administered by our compensation committee. The program will begin upon completion of offering and continue until December 31, 2007. On a prorated basis, 20% of the award will be released over time on December 31st of each year. The remaining shares will be released upon achievement of between two and four performance criteria to be established by our compensation committee. The majority of the performance criteria will be based on stockholder returns and be established at the beginning of the program, while the remainder will be established annually by the compensation committee as provided in the plan. The program will include a cumulative “make up” provision, which will allow for shares that are not released during any one program year to be released at the end of the program if certain total stockholder returns are achieved. We will pay distributions only on shares that are released. Expected grants of deferred stock awards to our five most highly compensated executives are as follows:

Thomas J. Hutchison III	525,000 shares
John A. Griswold	350,000 shares
C. Brian Strickland	260,000 shares
Barry A.N. Bloom	175,000 shares
Paul H. Williams	175,000 shares

      The remaining 303,000 shares of deferred stock have been reserved for issuance to our other officers and certain other employees as determined by the compensation committee.

POLICIES WITH RESPECT TO CERTAIN POTENTIAL CONFLICTS

      We expect the following policies will be adopted by the independent members of our board of directors prior to the completion of this offering to address potential conflicts of interest between us and several of our affiliates, as well as between us and certain of our directors and officers. These policies may be amended or revised from time to time by the majority vote of our independent directors, without requiring a vote of our stockholders.

CNL Financial Group, Inc.

      We are an affiliate of CNL Financial, one of the nation’s largest, privately-held real estate investment and finance companies. Our chairman of the board, James M. Seneff, Jr., serves as a director, chairman of the board of directors and chief executive officer of CNL Financial, Mr. Seneff, his wife and their affiliates control, and own a substantial majority of the economic interest in CNL Financial and its subsidiaries.

      Robert A. Bourne, our vice chairman of the board of directors, serves as the president and treasurer of CNL Financial. Messrs. Seneff and Bourne also serve as directors and officers of a number of CNL Financial’s subsidiaries and of REITs that CNL Financial sponsors. For a more complete list of their positions at these companies, see the biographies under the heading “Management.”

      Except for us and CHP2, CNL Financial has not sponsored any other hotel REITs. In connection with the advisor acquisition, CNL Financial and Messrs. Seneff and Bourne have agreed that neither they nor their affiliates will for a period of 15 years sponsor any other investment vehicle in the U.S., Canada or Europe in the lodging industry or provide asset management or other advisory services to any investment vehicle in the U.S., Canada or Europe in the lodging industry except as follows:

•	investment vehicles focusing on recreational properties, including golf courses, ski resorts, camp grounds, recreational parks and marinas, in which lodging is only incidental to the primary purpose of the property, such as CIP;

•	activities with respect to condominiums and time share properties in which 50% or more of the ownership interest are on a fractional basis;

•	sponsorship of CHP2 and the receipt of certain investment advisory fees from or on behalf of CHP2; and

•	investments by Messrs. Seneff or Bourne or any of their respective affiliates in properties owned by them, including certain of our properties, on the date the merger agreement is executed.

CNL Hospitality Properties II, Inc.

      We plan to advise CHP2, a REIT affiliated with CNL Financial, on the selection, acquisition and management of properties in the upscale, midscale and economy industry segments. While CHP2 will primarily target properties in industry segments that are not in our targeted industry segments, the possibility exists that an available property or portfolio of properties could satisfy both our acquisition criteria and those of CHP2. To address this conflict, we expect to include the following in the advisory agreement we plan to enter into with CHP2:

•	CHP2 will grant us a right of first offer on:

(1) in the case of a single property, any luxury or upper upscale property acquisition opportunity; and

(2) in the case of a portfolio of properties, any portfolio of which 50% or more of its revenues during the prior 12 months were derived from luxury hotels and resorts or upper upscale properties.

•	We will grant CHP2 a right of first offer on:

(1) in the case of a single property, any upscale, midscale or economy property acquisition opportunity; and

(2) in the case of a portfolio of properties, any portfolio of which 50% or more of its revenues during the prior 12 months were derived from upscale, midscale or economy properties.

      Whenever CHP2 or we are presented with an opportunity to acquire a property triggering the right of first offer described above, CHC will promptly provide each party with notice of the investment opportunity, which notice shall indicate the party who is entitled to exercise the right of first offer with respect to such investment opportunity. Within 30 business days after the offeree’s receipt of the notices the offeree may elect to exercise its right of first offer by delivering its written acceptance of the right of first offer to CHC. If the offer is exercised, the offeree will have an exclusive period of two months in which to enter into a definitive agreement with the seller of the property. If, after this period, the offeree has been unable to execute such an agreement, the period of exclusivity will end, and the other party shall be entitled to acquire the property. If the offeree does not respond within the prescribed period or informs CHC that it does not wish to acquire the offered property, the right of first offer will terminate with respect to such property or portfolio.

      The compensation of our officers is determined by our compensation committee based on our overall performance and not solely on the specific performance of CHP2 and will not be compensated directly by CHP2.

      One of our directors, Robert A. Bourne, will be the chief executive officer and a director of CHP2. Following our stockholders’ meeting, none of our other officers and directors will be an officer or director of CHP2, although two of our directors who are not standing for reelection will be directors of CHP2. The compensation of our officers is determined by our compensation committee based on our overall performance and not solely on the specific performance of CHP2, and they will not be compensated directly by CHP2. We also intend to hire an executive whose sole responsibility will be to direct the operations of CHP2. In addition, the board of directors of CHP2 will have a majority of independent directors, who are not our directors. The agreement with CHP2 will be subject to the unanimous approval of our independent directors, as well as the independent directors of CHP2, and be subject to cancellation at any time on 60 days’ notice.

CNL Income Properties, Inc.

      CIP, is an affiliated REIT that acquires leisure properties such as marinas, golf course operations and ski resorts. Two of our directors, James M. Seneff, Jr. and Robert A. Bourne, are also directors of CIP. While we do not expect CIP to acquire stand-alone hotel and resort properties, there is a possibility that one or more of the leisure properties targeted by CIP for acquisition could also contain a hotel or resort that would satisfy our acquisition criteria. In order to resolve this conflict, the board of directors of CIP has adopted the following policy, which it may amend at any time without stockholder vote:

•	In the event that an investment opportunity becomes available that is suitable for both CIP and any affiliate of its advisor, which CIP has defined to include our company, for which both entities have sufficient uninvested funds, then the entity that has had the longest period or time elapsed since it was offered the investment opportunity will first be offered the investment opportunity.

•	Notwithstanding the foregoing, CIP has granted us a right of first offer on:

(1) in the case of an individual property, any property of which 50% or more of its revenues during the prior 12 months were derived from a hotel or resort; and

(2) in the case of a portfolio of properties, any portfolio of which 50% or more of its revenues during the prior 12 months were derived from a hotel or resort.

Payments to Related Parties

      We have engaged and plan to engage in a number of related party transactions. All transactions with related parties must be approved by a majority of our independent directors, including agreements for shared services, equipment leases and lease of office space. See “Certain Relationships and Related Party Transactions.”

PRINCIPAL STOCKHOLDERS

      The following table sets forth, as of July 9, 2004 on a historical and pro forma basis, the number and percentage of outstanding shares of common stock, par value $0.01 per share, beneficially owned by

•	each of our directors;

•	each of our executive officers named in the Summary Compensation Table below; and

•	all of our directors and executive officers as a group.

As of July 9, 2004, after giving effect to the reverse stock split, we do not know of any stockholder that holds 5% or more of our common stock. Unless otherwise listed, the address of each of the stockholders is c/o CNL Hospitality Properties, Inc., CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801.

	Historical		Pro Forma
	Number of Shares		Number of Shares
Name and Address of Beneficial Owner	Beneficially Owned	Percent of Class	Beneficially Owned		Percent of Class

Charles E. Adams**	0	*	7,500	(2)(3)	*
Barry A. N. Bloom	0	*	95,475	(4)	*
Robert A. Bourne	0	*	2,272,065	(5)	1.1
Lawrence A. Dustin**	0	*	5,000	(2)	*
James Douglas Holladay	0	*	2,500	(6)	*
John A. Griswold	0	*	221,135	(7)	*
Thomas J. Hutchison III	0	*	669,275	(8)	*
Jack F. Kemp	0	*	2,500	(6)	*
Craig M. McAllaster	0	*	7,500	(2)(3)	*
Dianna Morgan	0	*	2,500	(6)	*
Robert E. Parsons, Jr.	0	*	7,500	(2)(3)	*
Mark E. Patten	0	*		*	*
James M. Seneff, Jr.	20,000 (1)	*	10,187,115	(5)(9)	5.1
C. Brian Strickland	0	*	289,460	(10)	*
Paul H. Williams	0	*	95,475	(4)	*
All directors and executive officers as a group (15 persons)		*	13,865,000		6.9

*	Less than one percent.

**	Not standing for re-election at our annual meeting of stockholders.

(1)	Represents 20,000 shares held by CHC, of which Mr. Seneff is a director.

(2)	Includes 5,000 shares of restricted stock to be issued to our directors in connection with our common stock offering.

(3)	Includes 2,500 shares of restricted stock to be issued to our directors who are members of our special committee in connection with our common stock offering.

(4)	Includes 50,475 shares to be received in the advisor acquisition and 45,000 shares of restricted stock to be issued in connection with our common stock offering.

(5)	Includes 2,272,065 shares to be received in the advisor acquisition.

(6)	Represents 2,500 shares of restricted stock to be issued in connection with our common stock offering.

(7)	Includes 133,635 shares to be received in the advisor acquisition and 87,500 shares of restricted stock to be issued in connection with our common stock offering.

(8)	Includes 469,275 shares to be received in the advisor acquisition and 200,000 shares of restricted stock to be issued in connection with our common stock offering.

(9)	Includes 7,915,050 shares to be received by CNL Real Estate Group, Inc. in the advisor acquisition. Mr. Seneff, our Chairman of the Board and director, jointly with his wife have ownership and voting control of CNL Holdings, Inc., the parent company of CNL Financial, which, in turn, wholly owns CNL Real Estate Group, Inc., the owner of 53.3% of the outstanding shares of common stock of CHC.

(10)	Includes 201,960 shares to be received in the advisor acquisition and 87,500 shares of restricted stock to be issued in connection with our common stock offering.

DESCRIPTION OF CAPITAL STOCK

      The following summary of the material terms of the stock of our company in this section does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws, copies of which are exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

      Our charter provides that we may issue up to 3.0 billion shares of common stock, 75.0 million shares of preferred stock, and 600.0 million excess shares. Upon completion of this offering and after giving effect to the proposed reverse stock split, 200,920,546 shares of our common stock will be issued and outstanding (206,170,546 shares if the underwriters’ over-allotment option is exercised in full) including 735,000 shares of restricted stock with an approximate value of $14.7 million issued to our officers, directors and employees and 13,365,000 shares issued to our officers and directors in the advisor acquisition (based on the midpoint of the range of prices indicated on the front cover of this prospectus). Under Maryland law, stockholders generally are not liable for the corporation’s debts or obligations.

      We have been approved to list all of our shares of common stock on the NYSE under the symbol “CHO,” subject to official notice of issuance.

Common Stock

      All shares of common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Holders of our common stock are entitled to receive dividends when authorized by our board of directors out of assets legally available for the payment of dividends and declared by us. They are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock and to the provisions of our articles of incorporation regarding restrictions on transfer of our stock.

      Subject to the provisions of our articles of incorporation regarding the restrictions on transfer of stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of our board of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

      Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any securities of our company. Subject to the provisions of the articles of incorporation regarding the restrictions on transfer of stock, shares of our common stock will have equal dividend, liquidation and other rights.

      Under Maryland law, a Maryland corporation generally cannot dissolve, amend its articles of incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its articles of incorporation for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our articles of incorporation provides for approval of these matters by a majority of all the votes entitled to be cast. Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation. Because operating assets may be held by a corporation’s subsidiaries, as in our situation, this may mean that a subsidiary of a corporation can transfer all of its assets without a vote of the corporation’s stockholders.

Preferred Stock

      Under our articles of incorporation, our board of directors is authorized without further stockholder action to provide for the issuance of up to 75.0 million shares of preferred stock in one or more series, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption in each case, if any, as permitted by Maryland law and as shall be set forth in resolutions providing for the issue of preferred stock adopted by our board of directors.

Power to Reclassify Shares of Our Stock

      Our articles of incorporation authorize our board of directors to classify and reclassify any unissued shares of our common stock and preferred stock into other classes or series of stock. Prior to issuance of shares of each class or series, the board is required by Maryland law and by our articles of incorporation to set, subject to our restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, our board could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a change of control or other transaction that might involve a premium price for holders of our common stock or otherwise be in the best interests of our stockholders.

Power to Issue Additional Shares of Common Stock and Preferred Stock

      Our board of directors without any action by our stockholders, may amend our articles of incorporation from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. We believe that the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a change of control or other transaction that might involve a premium price for holders of our common stock or otherwise be in the best interests of our stockholders.

Restrictions on Ownership and Transfer

      In order for us to qualify as a REIT under the Code, not more than 50% of the value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year. In addition to certain other requirements that must be satisfied, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

      To ensure that we satisfy these requirements, our articles of incorporation contain restrictions on the ownership and transfer of our capital stock, such as the restriction of the direct or indirect ownership by any person to no more than 9.8% in value of the outstanding shares of our capital stock, which we refer to as the ownership limit. It is the responsibility of each person owning, or deemed to own, more than 5% of the outstanding shares of common stock or any series of outstanding preferred stock to give us written notice of such ownership. In addition, to the extent deemed necessary by our board of directors, we can demand that each stockholder disclose to us in writing all information regarding his beneficial and constructive ownership of our common stock and preferred stock.

      Our articles of incorporation generally provide that our board of directors, upon a receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence, representations or undertakings acceptable to our board of directors, may, in its sole discretion, waive the application of certain transfer restrictions or the ownership limit to a person if our board of directors determines that such person’s ownership of common stock and/or preferred stock will not jeopardize our status as a REIT under the Code. In addition, the restrictions on transfer, ownership limitations and information requirements described in this section will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT under the Code.

      Subject to our board’s ability to waive certain of the following restrictions in certain circumstances (as described below), ownership or transfers of shares of our common stock or preferred stock or other events that would create a direct or indirect ownership of such stock that would cause any of the following shall be null and void and of no effect with respect to the shares in excess of the applicable limit and, accordingly, the intended transferee (or prohibited owner) shall acquire no right or interest in such shares:

•	violation of the ownership limit;

•	our disqualification as a REIT under the Code, including any transfer that results in our common stock and/or preferred stock being owned by fewer than 100 persons, or our being “closely held” within the meaning of Section 856(h) of the Code; or

•	potentially jeopardizing our status as a REIT under the Code.

      Any transfer or other event that would cause a person to beneficially own shares in excess of an applicable limitation will be converted automatically into an equal number of shares of our excess stock that will be automatically transferred to an unaffiliated trust for the exclusive benefit of one or more qualified charitable organizations selected by us. Subject to Maryland law, the trustee will have the authority (i) the rescind as void any vote cast by the intended transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of those acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote. As soon as practicable after the transfer of shares to the trust, the trustee of the trust will be required to sell the shares of excess stock to a person or entity who could own the shares without violating the applicable limit and distribute to the prohibited owner an amount equal to the lesser of:

•	the proceeds of the sale;

•	the price paid for the stock in excess of the applicable limit by the prohibited owner or, in the event that the original violative transfer was a gift or an event other than a transfer, the market price of the shares on the date of the transfer or other event; or

•	the pro rata amount of the prohibited owner’s initial capital investment in us properly allocated to such shares of excess stock.

      All dividends and other distributions received with respect to the shares of excess stock prior to their sale by the trust and any proceeds from the sale by the trust in excess of the amount distributable to the prohibited owner will be distributed to the beneficiary of the trust. In connection with any liquidation, however, the trust must distribute to the prohibited owner the amounts received upon such liquidation, but the prohibited owner is not entitled to receive amounts in excess of the price paid for such shares by the prohibited owner or, in the event that the original violative transfer was a gift or an event other than a transfer, the market price of the shares on the date of the transfer or other event.

      All certificates representing shares of our common stock bear a legend referring to the restrictions described above.

      In addition to the foregoing transfer restrictions, we have the right, for a period of 90 days during the time any shares of excess stock are held by the trust, to purchase all or any portion of such shares of excess stock for the lesser of the price paid for such shares by the prohibited owner (or, in the event that the original violative transfer was a gift or an event other than a transfer, the market price of the shares on the date of the transfer or other event) or the market price of our stock on the date we exercise our option to purchase, which amount will be paid to the prohibited owner.

      For purposes of our articles of incorporation, the term “person” shall mean an individual, corporation, partnership, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity, but does not include an underwriter which participated in a public offering of shares for a period of sixty (60) days following the initial purchase by such underwriter of shares therein, provided that the foregoing exclusion shall apply only if the ownership of such shares by an underwriter would not cause us to fail to qualify as a REIT by reason of being “closely held” within the meaning of Section 856(a) of the Code or otherwise cause us to fail to qualify as a REIT.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is The Bank of New York.

CERTAIN PROVISIONS OF MARYLAND LAW

AND OUR CHARTER AND BYLAWS

      The following description of certain material provisions of Maryland law and of our charter and bylaws is only a summary. For a complete description, we refer you to Maryland law and our charter and bylaws. Copies of our charter and bylaws are exhibits to the registration statement of which this prospectus is a part.

Our Board of Directors

      Our charter provides that the number of directors of our company may not be fewer than the minimum number permitted under Maryland law. Any vacancy created by an increase in the number of directors will be filled by a majority of the entire board. If the two-thirds amendments are approved, any other vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors even if less than a quorum; however, if the two-thirds amendments are not approved, any other vacancy will be filled at any annual meeting, or special meeting called for that purpose, by a majority of our stockholders.

      Pursuant to our charter, each of our directors is elected by our stockholders to serve until our next annual meeting and until their successors are duly elected and qualified. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors, subject to the rights of holders of our preferred stock, if any, to elect directors.

Removal of Directors

      Assuming the two-thirds amendments are approved, our charter will provide that a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. This provision, when coupled with the exclusive power of the board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors except for cause and by a substantial affirmative vote and filling the vacancies created by the removal with their own nominees.

      If, however, the two-thirds amendments are not approved, our charter will provide that a director may be removed with or without cause by the affirmative vote of holders of a majority of our capital stock then outstanding and entitled to vote.

Business Combinations

      Under Maryland law, “business combinations,” including mergers, consolidations, share exchanges or, in certain circumstances, asset transfers or issuances or reclassifications of equity securities, between a Maryland corporation and an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of a corporation’s shares; or

•	an affiliate of a corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting shares of the corporation or an affiliate of the corporation.

      A person is not an interested stockholder under the statute if the board of directors of the corporation approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder. In approving the transaction, the board of directors may provide that its approval is subject to compliance, at or at the time of approval, with any terms of conditions determined by the board of directors.

      After the five-year prohibition period, any business combination between the Maryland corporation and the interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting shares of the corporation other than shares held by the interested stockholder with whom, or with whose affiliate, the business combination is to be effected.

      However, these super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as determined under Maryland law, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

      As permitted by Maryland law and regardless of whether or not the two-thirds amendments are approved, we will have opted out of the business combination statute. Our board of directors may elect to opt back into the statute without the approval of our stockholders.

Control Share Acquisitions

      Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, officers or directors who are employees of the corporation. Control shares are shares which, if aggregated with all other shares of the corporation previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

      Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

      Our bylaws will provide that the Maryland control share statute is inapplicable to any acquisition of our securities by any person. Accordingly, in instances where our board of directors otherwise waives or modifies restrictions relating to the ownership and transfer of our securities or such restrictions are otherwise removed, control shares of our company will have voting rights, without having to obtain the approval of a supermajority of our outstanding shares eligible to vote thereon.

Subtitle 8

      Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board of directors be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

      Pursuant to Subtitle 8, we expect to elect to provide that vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Assuming the two-thirds amendments are approved, we will, through provisions in our charter and bylaws unrelated to Subtitle 8, already (i) require a two-thirds vote for the removal of any director from the board of directors, (ii) vest in the board of directors the exclusive power to fix the number of directorships and (iii) require, unless called by our chairman of the board, our president, our chief executive officer or the board, the request of holders of a majority of our outstanding shares to call a special meeting.

Amendments to Our Charter and Bylaws

      In the event that the two-thirds amendments are approved, our charter may be amended only with the approval of our board of directors and the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter, except for amendments relating to removal of directors, which require the affirmative vote of two-thirds of all of the votes entitled to be cast on the matter. If those amendments are not approved, our charter may be amended with the approval of the board of directors and by the affirmative vote of holders of not less than a majority of all of the votes entitled to be cast for the matter, except for certain amendments affecting the rights of any class of our securities, which require the affirmative vote of two-thirds of all votes entitled to be cast on the matter.

      Assuming the two-thirds amendments are approved, our board of directors will have the exclusive power to adopt, alter or appeal any provision of our bylaws and to make new bylaws. If not approved, our board of directors may not adopt, alter or appeal any provision of our bylaws that adversely affects the rights, preferences and privileges of stockholders without the affirmative vote of a majority of all of the votes entitled to be cast on the matter.

Dissolution

      Our charter provides for voluntary termination and dissolution of our company by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

Transactions Outside the Ordinary Course of Business

      Except as otherwise provided by law, a merger, combination, sale, or other disposition of all or substantially all of our assets other than in the ordinary course of business must be approved by our board of directors and the affirmative vote of the holders of not less than a majority of all the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and Proposals of New Business

      Our bylaws provide that with respect to an annual meeting of our stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders may be made only (i) by or at the direction of our board of directors, or (ii) by a stockholder who is a stockholder of record at the time of giving notice and who is entitled to vote at the meeting and who has complied with the advance notice procedures stated in our bylaws. With respect to special meetings of stockholders, only the business specified in the notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (i) by or at the direction of our board of directors, or (ii) provided that our board of directors has determined that directors will be elected at the meeting, by a stockholder at the time of giving notice and who is a stockholder of record at the time of giving notice and who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

Restriction of Ownership

      Our charter provides that no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% by value of the outstanding shares of our capital stock. For a fuller description of this restriction and the constructive ownership rules, see “Description of Capital Stock — Restrictions on Ownership and Transfer”.

Anti-takeover Effect of Certain Provisions

      Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change of control or other transaction that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Additional Provisions

      If the two-thirds amendments are approved, our board of directors, without stockholder approval, will have the power to increase or decrease the number of shares of capital stock which we are authorized to issue. If the two-thirds amendments are approved, the stockholder vote required to amend our charter to affect certain rights of any class of our outstanding securities and to remove certain restrictions on transactions involving an affiliate and on roll-up transactions will be reduced from two-thirds to a majority of the outstanding shares.

DESCRIPTION OF OPERATING PARTNERSHIP AGREEMENT

      We have summarized the material terms and provisions of the Agreement of Limited Partnership of CNL Hospitality Partners, LP, to which we refer as the CHP partnership agreement. This summary is not complete. For more detail, you should refer to the CHP partnership agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

      CNL Hospitality Partners, LP, a Delaware limited partnership that was formed in June 1998 and to which we refer as our operating partnership, is our operating partnership through which we conduct substantially all of our business. We are currently the sole stockholder of both the sole general partner and sole limited partner of our operating partnership. As a result of our current ownership, through our wholly-owned subsidiaries, of all of the interests in our operating partnership, we currently have complete control over all decisions affecting our operating partnership and our interests therein, and may amend the CHP partnership agreement in our sole and absolute discretion. However, the CHP partnership agreement contains provisions that, upon the admission of additional partners into our operating partnership, will provide certain rights to such partners and limit our ability to affect the rights of such partners by limiting our ability to take certain actions or to make certain amendments to our partnership agreement. This summary describes the material terms of our operating agreement as they would apply subsequent to the admission of additional partners to our operating partnership.

Management

      As owner of the sole general partner of our operating partnership, we exercise exclusive and complete responsibility and discretion in its day-to-day management and control. We can cause our operating partnership to enter into certain major transactions including acquisitions, dispositions and refinancings, subject to certain limited exceptions, without the consent of the limited partners of our operating partnership. However, we generally cannot cause our operating partnership to take any action in contravention of the CHP partnership agreement without the written consent of limited partners holding a majority of the outstanding common limited partnership units, including such units held by us. The limited partners of our operating partnership may not transact business for, or participate in the management activities or decisions of, our operating partnership, except as provided in the CHP partnership agreement and as required by applicable law.

      The limited partners of our operating partnership expressly acknowledged that the general partner, of which we are the sole stockholder, is acting for the benefit of our operating partnership, the limited partners and our stockholders collectively. We are under no obligation to give priority to the separate interests of the limited partners or our stockholders in deciding whether to cause our operating partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on one hand and the limited partners on the other, we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that for so long as we own a controlling interest in our operating partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners shall be resolved in favor of our stockholders. We are not liable under the CHP partnership agreement to our operating partnership or to any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners in connection with such decisions; provided, that we have acted in good faith.

      The CHP partnership agreement provides that our operating partnership must be operated in a manner that will enable us to satisfy the requirements for being classified as a REIT.

Transferability of Interests

      The limited partners of our operating partnership (other than the limited partner of which we are the sole stockholder) may transfer all or a portion of their limited partner interest without the consent of the general partner, unless such transfer (i) would require the filing of a registration statement under the Securities Act of 1933, as amended, or would other violate any relevant federal or state securities laws, (ii) would result in the CHP operating partnership being treated as an association taxable as a corporation, (iii) is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code, (iv) would cause our operating partnership to become, with respect to any employee benefit plan subject to Title I of ERISA, a “party-in-interest” (as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(c) of the Code); (v) would cause any portion of the assets of our operating partnership to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.2-101; or (vi) would subject our operating partnership to be regulated under the Investment Company Act of 1940, the Investment Advisers Act of 1940 or the Employee Retirement Income Security Act of 1974, each as amended.

      A transferee of a limited partner interest in our operating partnership will not have the right to be admitted as a substituted limited partner in place of the transferor of such interest without the consent of the general partner, which consent may be withheld in the general partner’s sole and absolute discretion.

Amendments of the Partnership Agreement

      Amendments to the CHP partnership agreement may be proposed by the general partner, or by limited partners owning at least 25% of the common units held by all partners (other than by us or our affiliates).

      Generally, the CHP partnership agreement may be amended, modified or terminated with the approval of the general partner and the consent of limited partners holding a majority of all outstanding units (including the units held by us or our affiliates). The general partner will have the power to unilaterally make certain amendments to the CHP partnership agreement without obtaining the consent of the limited partners as may be required to:

•	add to its obligations as general partner or surrender any right or power granted to it as general partner for the benefit of the limited partners;

•	reflect the issuance of additional units or the admission, substitution, termination or withdrawal of partners in accordance with the terms of the CHP partnership agreement;

•	reflect a change of an inconsequential nature that does not adversely affect the limited partners in any material respect, or cure any ambiguity, correct or supplement any provisions of the CHP partnership agreement not inconsistent with law or with other provisions of the CHP partnership agreement, or make other changes concerning matters under the CHP partnership agreement that will not otherwise be inconsistent with the CHP partnership agreement or applicable law; or

•	satisfy any requirements, conditions or guidelines of federal or state law.

      Amendments that would, among other things, convert a limited partner’s interest into a general partner’s interest, modify the limited liability of a limited partner, alter a partner’s right to receive any distributions or allocations of profits or losses, terminate our operating partnership prior to the times contemplated by the CHP partnership agreement, or materially alter or modify the redemption rights described below must be approved by each limited partner that would be adversely affected by such amendment.

      In addition, without the written consent of a majority of the units held by limited partners (other than us or our affiliates), the general partner may not do any of the following:

•	take any action in contravention of an express prohibition or limitation contained in the CHP partnership agreement;

•	enter into or conduct any business other than in connection with its role as general partner of the operating partnership and our operation as a REIT;

•	withdraw from our operating partnership or transfer any portion of our general partnership interest; or

•	be relieved of our obligations under the CHP partnership agreement following any permitted transfer of our general partnership interest.

Distributions to Unitholders

      The CHP partnership agreement provides that holders of units are entitled to receive quarterly distributions of available cash on a pro rata basis in accordance with their respective percentage interests.

Redemption and Exchange Rights

      The CHP partnership agreement provides that, subject to certain conditions, our operating partnership may issue additional partnership units. Beginning on or after the date which is 14 months after the issuance of such units, limited partners of our operating partnership have the right to require our operating partnership to redeem part or all of their common units (except, in the case of a limited partner that holds 1,000 or more common units, at least 1,000 common units) for cash, based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption. Alternatively, we may elect to acquire those units in exchange for shares of our common stock. Our acquisition will be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of stock rights, specified extraordinary distributions and similar events. We presently anticipate that we will elect to issue shares of our common stock in exchange for units in connection with each redemption request, rather than having our operating partnership redeem the units for cash. With each redemption or exchange, we increase our percentage ownership interest in our operating partnership. Commencing on or after the date which is 14 months after the issuance of such partnership units in our operating partnership, limited partners who hold common units may exercise this redemption right from time to time, in whole or in part (except, in the case of a limited partner that holds 1,000 or more common units, at least 1,000 common units), except when, as a consequence of shares of our common stock being issued, any person’s actual or constructive stock ownership would exceed our company’s ownership limits, or any other limit as provided in our articles of incorporation or as otherwise determined by our board of directors as described under the section entitled “Description of Securities — Restriction on Ownership and Transfer.”

Issuance of Additional Units, Common Stock or Convertible Securities

      As sole stockholder of the general partner, we have the ability to cause the operating partner to issue additional units representing general and limited partnership interests. These additional units may include preferred limited partnership units. In addition, we may issue additional shares of our common stock or convertible securities, but only if we cause our operating partnership to issue to us partnership interests or rights, options, warrants or convertible or exchangeable securities of our operating partnership having designations, preferences and other rights, so that the economic interests of our operating partnership’s interests issued are substantially similar to the securities that we have issued.

Operations

      The CHP partnership agreement provides that the general partner will determine and distribute the net operating cash revenues of our operating partnership, as well as the net sales and refinancing proceeds, quarterly, pro rata in accordance with the partners’ percentage interests.

      The CHP partnership agreement provides that our operating partnership will assume and pay when due, or reimburse us for payment of all costs and expenses relating to the operations of, or for the benefit of, our operating partnership.

Extraordinary Transactions

      The CHP partnership agreement provides that we may not engage in any merger, consolidation or other combination with or into another person, a sale of all or substantially all of our assets or any reclassification, any recapitalization or change in outstanding shares of our common stock, any issuance of our equity securities in exchange for assets, other than cash or pursuant to an employee benefit plan, the adoption of any plan of liquidation or dissolution, or the withdrawal of the general partner of our operating partnership, which we refer to as an extraordinary transaction, unless in connection with an extraordinary transaction:

(i) we obtain the consent of limited partners of our operating partnership holding at least 50% of the partners of our operating partnership (excluding units held by us or our affiliates), or

(ii) either:

(A) all limited partners will receive, or have the right to elect to receive, for each unit an amount of cash, securities, or other property equal to the product of:

•	The number of shares of our common stock into which each unit is then exchangeable; and

•	The greatest amount of cash, securities or other property paid to the holder of one share of our common stock in consideration of one share of our common stock pursuant to the terms of the extraordinary transaction;

provided that, if, in connection with a termination transaction, a purchase, tender or exchange offer is made to and accepted by the holders of our common stock, each holder of units will receive, or will have the right to elect to receive, the greatest amount of cash, securities, or other property which such holder would have received had it exercised its redemption right and received shares of our common stock in exchange for its units immediately prior to the expiration of such purchase, tender or exchange offer and accepted such purchase, tender or exchange offer; or

(B) the following conditions are met:

•	substantially all of the assets of the surviving entity are held directly or indirectly by the CHP operating partnership or another limited partnership or limited liability company which is the surviving partnership of a merger, consolidation or combination of assets with the CHP operating partnership;

•	the holders of units own a percentage interest of the surviving partnership based on the relative fair market value of the net assets of our operating partnership and the other net assets of the surviving partnership immediately prior to the consummation of this transaction;

•	the rights, preferences and privileges of such unit holders in the surviving partnership are at least as favorable to those in effect immediately prior to the consummation of the transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership; and

•	the limited partners may exchange their interests in the surviving partnership for either the consideration available to the common limited partners pursuant to the first paragraph in this section, or if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, shares of those common equity securities, at an exchange ratio based on the relative fair market value of those securities and our common stock.

Term

      Our operating partnership will continue in full force and effect until December 31, 2050, or until sooner dissolved in accordance with its terms or as otherwise provided by law.

Indemnification and Limitation of Liability

      To the extent permitted by applicable law, the CHP partnership agreement indemnifies us, as general partner, and our officers, directors, employees, agents and any other persons we may designate from and against any and all claims arising from operations of our operating partnership in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith, fraud or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

      Similarly, we, and the general partner of our operating partnership, and our officers, directors, agents or employees, are not liable or accountable to our operating partnership for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission so long as we acted in good faith.

Tax Matters

      The general partner of our operating partnership, of which we are the sole stockholder, is tax matters partner of such operating partnership and, as such, has the authority to make tax elections under the Code on behalf of our operating partnership.

Allocations of Net Income and Net Losses to Partners

      Currently, we own, through our wholly-owned subsidiaries, 100% of the interests in our operating partnership. Consequently, for federal income tax purposes, our operating partnership is disregarded as an entity separate from us, and all items of income, gain, loss, deduction and credit of our operating partnership is treated as our items of income, gain, loss, deduction and credit. However, if we no longer own all of the interests in our operating partnership as the result of the admission of additional partners, the net income or net loss of our operating partnership will generally be allocated to us, as general and the limited partners in accordance with our respective percentage interests in our operating partnership. However, in some cases losses may be disproportionately allocated to partners who have guaranteed debt of our operating partnership. The allocations described above are subject to special allocations relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the associated Treasury regulations. See “Federal Income Tax Considerations — Investment in Joint Ventures.”

SHARES ELIGIBLE FOR FUTURE SALE

General

      Upon completion of our common stock offering and after giving effect to the proposed reverse stock split, we will have outstanding 200,920,546 shares of our common stock (206,170,546 shares if the underwriters’ over-allotment option is exercised in full), including 735,000 shares of restricted stock with an approximate value of $14.7 million issued to our officers, directors and employees and 13,365,000 shares issued to our officers and directors in the advisor acquisition (based on the midpoint of the range of prices indicated on the front cover of this prospectus).

      All of these shares, including the 35,000,000 shares sold in the common stock offering (40,250,000 shares if underwriters’ option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, subject to the limitations on ownership set forth in our articles of incorporation, except for any shares held by our “affiliates,” as that term is defined by Rule 144 under the Securities Act of 1933, as amended. The 735,000 shares of restricted stock issued to our officers, directors and employees, the 13,365,000 shares issued to our officers and directors in the advisor acquisition, and any other shares owned by affiliates or purchased by affiliates in this offering will be “restricted shares” as defined in Rule 144.

Rule 144

      In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of our common stock for at least one year would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of:

•	1% of the shares of our common stock then outstanding, which will equal approximately 2,009,205 shares immediately after the common stock offering (2,061,705 shares if the underwriters exercise their option in full); or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

      Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Registration Rights and Lock-Up Letters

      We have granted the former owners of CHC certain registration rights with respect to the shares of our common stock acquired by them in connection with the advisor acquisition. These registration rights require us on up to two occasions upon the demand of holders of shares with an aggregate offering price equal to at least $10.0 million to use our best efforts to prepare and file a registration statement within 90 days of the demand that covers the resale of those shares and the shares of any other holder of registration rights that elects to be included on the registration statement. In addition, we must give the holders of the registration rights notice at least 30 days prior to the proposed date of filing a registration statement for the offer and sale of common shares by us or any other selling stockholders and provide these holders with the opportunity to participate and have their shares of common stock included in the registration statement, subject to customary underwriter cutback provisions. This participation right does not apply to registration statements related to an employee benefit plan, a distribution reinvestment plan or on Form S-4 or Form S-8. We will bear expenses incident to our registration requirements under the registration rights, other than underwriting fees, discounts or commissions or any out-of-pocket expenses of the persons exercising the redemption/exchange rights or transfer taxes, if any, relating to the resale of their shares.

      In connection with their registration rights, each of CHC’s stockholders agreed to enter into lock-up letters in connection with the advisor acquisition. The lock-up letters prohibit the direct or indirect offer, sale, contract to sell, pledge or other disposition or hedging of any common shares received in the advisor acquisition and any other common shares during the first six months after the date of the advisor acquisition.

In addition, the lock-up letters prohibit the direct or indirect offer, sale, contract to sell, pledge or other disposition or hedging of any of these common shares (and any other securities convertible into or exchangeable or exercisable for any common shares) in excess of one-half of the number of common shares received by these stockholders in the advisor acquisition for an additional six months after the advisor acquisition (ending one year after the advisor acquisition). These restrictions are in addition to certain customary holdback provisions contained in the lock-up letters.

Stock Options and Equity Incentive Plan

      We have adopted the 2004 omnibus long-term incentive plan, which provides for the grant stock options, restricted stock and other incentive awards to our and our subsidiaries’ employees, directors and consultants. We intend to issue 735,000 shares of restricted stock to officers, directors and certain other employees immediately after this offering, to reserve an additional 1,788,000 million shares of our common stock for issuance as deferred stock awards to our officers and certain other employees and have reserved an additional 2,477,000 shares of our common stock for issuance under the plan.

      We anticipate that we will file a registration statement with respect to the shares of our common stock issuable under the incentive award plan following the completion of this offering. Shares of our common stock covered by this registration statement, including restricted shares of our common stock granted or shares of our common stock issuable upon the exercise of options, will be eligible for transfer or resale without restriction under the Securities Act of 1933, as amended, unless held by affiliates.

Lock-up Agreements and Other Contractual Restrictions on Resale

      In addition to the limits placed on the sale of shares of our common stock by operation of Rule 144 and other provisions of the Securities Act of 1933, as amended, we and our directors and executive officers have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of the representatives for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. If we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of the lock-up period, or if prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16 days following the last day of the lock-up period, the restrictions provided in the lock-up agreements will continue to apply until 18 days after the issuance of the earnings release or the occurrence of material news or a material event. In addition, during this 180 day period, we have also agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of the representatives.

FEDERAL INCOME TAX CONSIDERATIONS

Introduction

      The following is a summary of our federal income tax treatment as a REIT and the material federal income tax consequences of owning our shares. This discussion is based upon the laws, regulations, and reported judicial and administrative rulings and decisions in effect as of the date of this prospectus, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with the federal income or other tax consequences applicable to all investors in light of their particular investment or other circumstances, or to all categories of investors, some of whom may be subject to special rules (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States). No ruling on the federal, state or local tax considerations relevant to our operations, or to the purchase, ownership or disposition of our shares, has been requested from the Internal Revenue Service, or the IRS, or other tax authority. Prospective investors should consult their own tax advisors in determining the federal, state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our shares, the tax treatment of a REIT and the effect of potential changes in applicable tax laws.

Taxation of the Company

Generally

      We have elected to be taxed as a REIT for federal income tax purposes, as defined in Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1997. We believe that we are organized and have operated in such a manner as to qualify as a REIT, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. The provisions of the Code pertaining to REITs are highly technical and complex. Accordingly, this summary is qualified in its entirety by the applicable Code sections, rules and regulations issued thereunder, and administrative and judicial interpretations thereof.

      If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” (at the corporate and stockholder levels) that generally results from an investment in a corporation. However, we will be subject to federal income tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

•	Under certain circumstances, we may be subject to the alternative minimum tax on our items of tax preference.

•	If we have net income from foreclosure property, we will be subject to tax on such income at the highest corporate rate. Foreclosure property generally means real property (and any personal property incident to such real property) that is acquired as a result of a default either on a lease of such property or on indebtedness that such property secured and with respect to which an appropriate election is made.

•	If we have net income derived from prohibited transactions, such income will be subject to a 100% tax. A prohibited transaction generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of business. If we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but have nonetheless maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on the greater of the amount by which 90% or 75% of our gross income exceeds our gross income qualifying under the 95% or 75% gross income tests, multiplied by a fraction intended to reflect our profitability.

•	If, during each calendar year, we fail to distribute at least the sum of (i) 85% of our real estate investment trust ordinary income for such year; (ii) 95% of our real estate investment trust capital gain net income for such year; and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

•	If we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and we recognize gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by us, then, to the extent of such property’s “built-in gain” (the excess of the fair market value of such property at the time of acquisition by us over the adjusted basis in such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable. The rule described above with respect to the recognition of “built-in gain” will apply assuming that we do not make an election pursuant to Section 1.337(d)-7 of the Treasury Regulations upon our acquisition of an asset from a C corporation.

•	We may be subject to a 100% penalty tax on some payments received from (or on certain expenses deducted by) our taxable REIT subsidiaries if arrangements among us, our tenants and our taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties.

      If we fail to qualify as a REIT for any taxable year and certain relief provisions do not apply, we will be subject to federal income tax (including alternative minimum tax) as an ordinary corporation on our taxable income at regular corporate rates without any deduction or adjustment for dividends to our stockholders. To the extent that we would, as a consequence, be subject to tax liability for any such taxable year, the amount of cash available for satisfaction of our liabilities and for distribution to stockholders would be reduced. In such case, distributions made to our stockholders generally would be taxable as dividends to the extent of our current and accumulated earnings and profits and, subject to certain limitations, would be eligible for the corporate dividends received deduction, but there can be no assurance that any such distributions would be made. Additionally, dividends paid to our noncorporate domestic stockholders would generally be taxed at the long-term capital gains rates rather than taxed at ordinary income tax rates, as discussed below. We would not be eligible to elect REIT status for the four taxable years after the taxable year during which we failed to qualify as a REIT, unless our failure to qualify was due to reasonable cause and not willful neglect and certain other requirements were satisfied.

Opinion of Counsel

      Based upon representations made by our officers with respect to relevant factual matters, upon the existing Code provisions, rules and regulations promulgated thereunder (including proposed regulations) and reported administrative and judicial interpretations thereof, upon Greenberg Traurig, LLP’s independent review of such documents as such counsel deemed relevant in the circumstances and upon the assumption that we will operate in the manner described in this prospectus, we have been advised by counsel that, in its opinion, for each of our taxable years commencing with our taxable year ended December 31, 1997, we qualified as a REIT under the Code, we are organized in conformity with the requirements for qualification and taxation as a REIT, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. We emphasize, however, that opinions of counsel are not binding on the IRS or the courts, and that our ability to qualify and remain qualified as a REIT is dependent upon actual operating results and future actions by and events involving us and others, and no assurance can be given that the actual results of our operations and future actions and events will enable us to satisfy in any given year the requirements for qualification and taxation as a REIT.

Requirements for Qualification as a REIT

      As discussed more fully below, the Code defines a REIT as a corporation, trust or association that:

•	is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	but for Sections 856 through 860 of the Code, would be taxable as a domestic corporation;

•	is neither a financial institution nor an insurance company;

•	the beneficial ownership of which is held (without reference to any rules of attribution) by 100 or more persons;

•	is not “closely held” as defined in section 856(h) of the Code;

•	meets certain other tests regarding the nature of its assets and income and the amount of its distributions; and

•	that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and the Treasury Regulations.

      In the case of a REIT that is a partner in a partnership, the Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share based on the REIT’s capital interest in such partnership. In addition, the assets and gross income (as defined in the Code) of the partnership attributed to the REIT shall retain the same character as in the hands of the partnership for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests described below. Thus, our proportionate share of the assets, liabilities and items of income of any partnership and of any joint venture treated as a partnership for federal income tax purposes, will be treated as our assets, liabilities and items of income for purposes of applying the asset and gross income tests described herein.

      If a REIT owns 100% of the stock of a corporation, such corporation will be treated as a “qualified REIT subsidiary” unless the corporation is a taxable REIT subsidiary as discussed below. A qualified REIT is not treated as an entity separate from the REIT and all of its assets, liabilities and items of income, deduction and credit will be treated as assets, liabilities and items of income, deduction and credit of the REIT for federal income tax purposes.

      If a REIT owns 100% of ownership interests in a limited liability company or other noncorporate entity, such limited liability company or noncorporate entity will not be treated as an entity separate from the REIT and all of its assets, liabilities and items of income, deduction and credit will be treated as assets, liabilities and items of income, deduction and credit of the REIT for federal income tax purposes.

Ownership Tests

      The ownership requirements for qualification as a REIT are that:

•	during the last half of each taxable year not more than 50% in value of the REIT’s outstanding shares may be owned, directly or indirectly (applying certain attribution rules), by five or fewer individuals (as defined in the Code to include certain entities); and

•	there must be at least 100 stockholders (without reference to any attribution rules) on at least 335 days of such 12-month taxable year (or a proportionate number of days of a short taxable year).

      These two requirements do not apply to the first taxable year for which an election is made to be treated as a REIT. In order to meet these requirements for subsequent taxable years, or to otherwise obtain, maintain, or reestablish REIT status, our articles of incorporation generally prohibit any person or entity from actually, constructively or beneficially acquiring or owning (applying certain attribution rules) more than 9.8% in value of our outstanding common stock or 9.8% in value of any class or series of our outstanding preferred stock.

Among other provisions, the Articles of Incorporation empower the board of directors to redeem, at its option, a sufficient number of shares to bring the ownership of our shares in conformity with these requirements or to assure continued conformity with such requirements.

      Under the Articles of Incorporation, each stockholder is required, upon demand, to disclose to the board of directors in writing such information with respect to actual, constructive or beneficial ownership of our shares as the board of directors deems necessary to comply with provisions of the Code applicable to us or the provisions of the Articles of Incorporation, or the requirements of any other appropriate taxing authority. Certain Treasury Regulations govern the method by which we are required to demonstrate compliance with these stock ownership requirements and the failure to satisfy such regulations could cause us to fail to qualify as a REIT. We have represented that we expect to meet these stock ownership requirements for each taxable year and that we will be able to demonstrate our compliance with these requirements.

Asset Tests

      At the end of each quarter of a REIT’s taxable year, at least 75% of the value of its total assets must consist of “real estate assets,” cash and cash items (including receivables) and certain government securities. (We refer to this as the “75% Asset Test.”) The balance of a REIT’s assets generally may be invested without restriction, except that holdings of securities not within the 75% class of assets generally must not, with respect to any issuer (other than another REIT, a “qualified REIT subsidiary” or a “taxable REIT subsidiary,”) exceed 5% of the value of the REIT’s assets or 10% of the value or voting power of the issuer’s outstanding securities. The term “real estate assets” includes real property, interests in real property, interests in other REITs, leaseholds of land or improvements thereon, and mortgages on the foregoing and any property attributable to the temporary investment of new capital (but only if such property is stock or a debt instrument and only for the one-year period beginning on the date the REIT receives such capital). When a mortgage is secured by both real property and other property, it is considered to constitute a mortgage on real property to the extent of the fair market value of the real property when the REIT is committed to make the loan (or, in the case of a construction loan, the reasonably estimated cost of construction).

      The bulk of our assets will be direct and indirect interests in real property. We have represented that at the end of each quarter the sum of the value of any personal property owned by us plus the value of all our other assets not qualifying for the 75% Asset Test, will in the aggregate represent less than 25% of our total assets. No independent appraisals will be acquired to support this representation, and our counsel, in rendering its opinion as to our qualification as a REIT, is relying on our conclusions as to the relative values of our assets. There can be no assurance, however, that the IRS may not contend that the value of any personal property or other property owned by us not qualifying for the 75% Asset Test, exceeds 25% of our total assets.

      A REIT may own up to 100% of the stock of a corporation that elects to be treated as a “taxable REIT subsidiary” for federal income tax purposes. At no time may the value of a REIT’s stock in taxable REIT subsidiaries exceed 20% of the value of the REIT’s gross assets. Although a taxable REIT subsidiary is not permitted to operate a lodging facility, it may lease lodging facilities from its affiliated REIT provided that an eligible independent contractor manages the facilities.

      The common and preferred stock of CNL Hotel Investors, Inc. owned by the CHP operating partnership represents a significant portion of our assets. As mentioned above, stock of a REIT is considered a “real estate asset” for purposes of the 75% Asset Test and, therefore, its ownership will not violate the asset tests prohibiting a REIT from owning securities of an issuer that exceed 5% of the value of the REIT’s assets or 10% of the value or voting power of the issuer’s outstanding securities. Based on representations made by officers of CNL Hotel Investors, Inc. with respect to relevant factual matters, and assuming that CNL Hotel Investors, Inc. will operate in the manner described in this prospectus, our counsel has advised us that, in its opinion, commencing with its taxable year ended December 31, 1999, CNL Hotel Investors, Inc. has been organized and operated in conformity with the requirements for qualification as a REIT, and CNL Hotel Investors, Inc.’s proposed method of operations will enable it to continue to meet the requirements for qualification as a REIT. It must be emphasized, however, that CNL Hotel Investors, Inc.’s ability to qualify and remain qualified as a REIT is dependent upon actual operating results and future actions by and events involving Hotel Investors and others, and no assurance can be given that the actual results of CNL Hotel

Investors, Inc.’s operating and future actions and events will enable Hotel Investors to satisfy in any given year the requirements for qualification and taxation as a REIT. If CNL Hotel Investors, Inc. fails to qualify as a REIT, then we would own (through the CHP operating partnership) securities of an issuer that exceed 5% of the value of the our assets and that represent more than 10% of the value or voting power of the outstanding securities of an issuer in violation of the asset tests discussed above.

      We may participate in joint ventures. If a joint venture were classified for federal income tax purposes as an association taxable as a corporation rather than as a partnership, our ownership of a 10% or greater interest in the joint venture would cause us to fail to meet the requirement that we not own 10% or more of the value or voting power of an issuer’s securities. However, we believe that any joint ventures will constitute partnerships for federal income tax purposes. See “Federal Income Tax Considerations — Investment in Joint Ventures.”

Income Tests

      A REIT also must meet two separate tests with respect to its sources of gross income for each taxable year:

•	The 75 Percent Test. In general, at least 75% of a REIT’s gross income for each taxable year must be from “rents from real property,” interest on obligations secured by mortgages on real property, dividends and other distributions on, and gain from the disposition of stock of other REIT, gains from the sale or other disposition of real property and certain other sources, including “qualified temporary investment income.” For these purposes, “qualified temporary investment income” means any income (i) attributable to a stock or debt instrument purchased with the proceeds received by the REIT in exchange for stock (or certificates of beneficial interest) in such REIT (other than amounts received pursuant to a distribution reinvestment plan) or in a public offering of debt obligations with a maturity of at least five years and (ii) received or accrued during the one-year period beginning on the date the REIT receives such capital.

•	The 95 Percent Test: In addition, a REIT must derive at least 95% of its gross income for each taxable year from any combination of the items of income which qualify under the 75% test, from dividends and interest, and from gains from the sale, exchange or other disposition of certain stock and securities.

      The bulk of our income will be derived from rents with respect to the properties and dividends from CNL Hotel Investors, Inc. Dividends from CNL Hotel Investors, Inc. will be qualifying income under both the 75% and the 95% test, provided that CNL Hotel Investors, Inc. qualifies as a REIT. Rents we receive from properties qualify as “rents from real property” in satisfying these two tests only if the following conditions are met:

•	The rent must not be based in whole or in part, directly or indirectly, on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

•	The Code provides that rents received from a tenant (other than a taxable REIT subsidiary leasing a lodging facility operated by an eligible independent contractor) will not qualify as “rents from real property” if the REIT, or a direct or indirect owner of 10% or more of the REIT owns, directly or constructively, 10% or more of such tenant, to which we refer as a related party tenant.

•	If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, based on the relative values of such personal and real property, then the portion of rent attributable to such personal property will not qualify as “rents from real property.”

•	For rents to qualify as “rents from real property,” a REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue, except that a REIT may directly perform services which are “usually or customarily rendered” in connection with the rental of space for occupancy, other than services which are considered to be rendered to the occupant of the property. However, a REIT is currently permitted to earn up to one percent of its gross income from tenants, determined on a property-by-property basis, by furnishing services that are noncustomary or provided directly to the tenants, without causing the remaining rental income to fail to qualify as rents from real property.

      Our counsel is of the opinion that, based in part on our representations discussed below, our leases will constitute leases for federal income tax purposes.

      We have represented with respect to our leasing of hotel and resort properties that we will not:

•	charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage or percentages of receipts or sales, as described above);

•	charge rent that will be attributable to personal property in an amount greater than 15% of the total rent received under the applicable lease;

•	directly perform services considered to be rendered to the occupant of a property or that are not usually or customarily furnished or rendered in connection with the rental of real property; or

•	enter into any lease with a related party tenant that will negatively affect our ability to continue to qualify as a REIT.

      Specifically, we expect that virtually all of our income will be derived from leases of the type described in “Business and Properties — Description of TRS Leases,” and expect such leases to generate income that would qualify as rents from real property for purposes of the 75% and 95% income tests.

      In addition, we may make or acquire mortgage loans and be paid interest on such mortgage loans. All interest income qualifies under the 95% gross income test, and interest on mortgage loans secured by real property also qualifies under the 75% gross income test, provided, in both cases, that the interest does not depend in whole or in part on the income or profits of any person (other than amounts based on a fixed percentage or percentage of receipts or sales). If a mortgage loan is secured by both real property and other property, all the interest on it will nevertheless qualify under the 75% gross income test if the amount of the loan did not exceed the fair market value of the real property at the time of the loan commitment. We have represented that this will always be the case. Therefore, we believe that income generated through our investments in mortgage loans will be treated as qualifying income under the 75% gross income test.

      If rents attributable to personal property exceed 15% of the total rent received from a particular tenant, then the portion of the total rent attributable to personal property will not satisfy either the 75% or 95% gross income test.

      If, notwithstanding the above, we fail to satisfy one or both of the 75% or 95% tests for any taxable year, we may still qualify as a REIT if:

•	such failure is due to reasonable cause and not willful neglect;

•	we report the nature and amount of each item of our income on a schedule attached to our tax return for such year; and

•	the reporting of any incorrect information is not due to fraud with intent to evade tax.

      However, even if these three requirements are met and we are not disqualified as a REIT, a penalty tax would be imposed by reference to the amount by which 90% or 75% of our gross income exceeds our gross income qualifying under the 95% or 75% gross income test, respectively (whichever amount is greater) multiplied by a fraction intended to reflect our profitability.

Distribution Requirements

      A REIT must distribute to its stockholders for each taxable year ordinary income dividends in an amount equal to at least (a) 90% of the sum of (i) its “real estate investment trust taxable income” (before deduction of dividends paid and excluding any net capital gains) and (ii) the excess of net income from foreclosure property over the tax on such income, minus (b) certain excess non-cash income. Real estate investment trust taxable income generally is the taxable income of a REIT computed as if it were an ordinary corporation, with certain adjustments. Distributions must be made in the taxable year to which they relate, paid in January of the following year if declared the last three months of the taxable year, payable to stockholders of record as of such date, or, if declared before the timely filing of the REIT’s tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following taxable year.

      We have represented that we intend to make distributions to stockholders that will be sufficient to meet the 90% distribution requirement. Under some circumstances, however, it is possible that we may not have sufficient funds from our operations to make cash distributions to satisfy the 90% distribution requirement. For example, in the event of the default or financial failure of one or more tenants or lessees, we may be required to continue to accrue rent for some period of time under federal income tax principles even though we would not currently be receiving the corresponding amounts of cash. Similarly, under federal income tax principles, we may not be entitled to deduct certain expenses at the time those expenses are incurred. In either case, our cash available for making distributions may be insufficient to satisfy the 90% distribution requirement. If the cash available to us is insufficient, we may raise cash in order to make the distributions by borrowing funds, issuing new securities or selling assets. If we ultimately were unable to satisfy the 90% distribution requirement, we would fail to qualify as a REIT and, as a result, would be subject to federal income tax as an ordinary corporation without any deduction or adjustment for dividends paid to stockholders. If we fail to satisfy the 90% distribution requirement, as a result of an adjustment to our tax returns by the IRS, under certain circumstances, we may be able to rectify our failure by paying a “deficiency dividend” (plus a penalty and interest) within 90 days after such adjustment. This deficiency dividend will be included in our deductions for distributions paid for the taxable year affected by such adjustment. However, the deduction for a deficiency dividend will be denied if any part of the adjustment resulting in the deficiency is attributable to fraud with intent to evade tax or to willful failure to timely file an income tax return.

Foreclosure Property

      Foreclosure property is real property and any personal property incident to such real property (i) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (ii) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (iii) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. We do not anticipate that we will receive any income from foreclosure property that is not qualifying income for purposes of the 75% gross income test, but, if we do receive any such income, we intend to make an election to treat the related property as foreclosure property.

Hedging Transactions

      We have entered into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. To the extent that we enter into hedging transactions to reduce our interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income or gain from the disposition of hedging transactions should qualify for purposes of the 95% gross income test, but not the 75% gross income test. Recently proposed legislation, if enacted, would exclude such income from the REIT 95% gross income test altogether, treating it as neither qualifying nor non-qualifying income for purposes of that test, while not changing the treatment as non-qualifying income for purposes of the 75% gross income test.

Foreign Investments

      To the extent that our company and our subsidiaries hold or acquire any investments and, accordingly, pay taxes in foreign countries, taxes paid by us in foreign jurisdictions may not be passed through to, or used by, our stockholders as a foreign tax credit or otherwise. Any foreign investments may also generate foreign currency gains and losses. Foreign currency gains are generally treated as income that does not qualify under the 95% or 75% gross income tests. Recently proposed legislation, if enacted, would exclude from the 95% income test calculation, but not from the 75% gross income test, foreign currency gains arising from transactions to hedge risks associated with debt incurred to acquire or carry real estate assets.

Failure to Qualify

      If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Code do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, distributions to our stockholders will generally be taxable in the case of our stockholders who are non-corporate domestic stockholders (as discussed below), at a maximum rate of 15%, and dividends in the hands of our corporate domestic stockholders may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to this statutory relief.

Taxation of Stockholders

Taxable Domestic Stockholders

      For any taxable year in which we qualify as a REIT for federal income tax purposes, distributions made by us out of our current or accumulated earnings and profits to our stockholders that are United States persons (generally, any person other than a nonresident alien individual, a foreign trust or estate or a foreign partnership or corporation) generally will be taxed as ordinary income. However, provided certain conditions are satisfied, dividends will be taxed at the long-term capital gains rate in the hands of noncorporate domestic stockholders to the extent that they are attributable to (a) dividend received by us during such taxable year from non-REIT C corporations (including our taxable REIT subsidiaries), (b) the excess of any “undistributed” real estate investment trust taxable income recognized during the immediately preceding year over the federal income tax paid by us with respect to such undistributed REIT taxable income, and (c) the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT C corporation over the federal income tax paid by us with respect to such built-in gain. For these purposes, our current earnings and profits will first be allocated to distributions made on our preferred shares during the taxable year, and thereafter to distributions made on our common shares during the taxable year. To the extent that distributions made during a taxable year exceed our current earnings and profits, any accumulated earnings and profits will be allocated to distributions on our preferred and common shares, sequentially, in the order that such distributions are made, except that if distributions on preferred and common shares are made on the same date, any accumulated earnings and profits will be allocated first to the distributions made on our preferred shares. Amounts received by such United States persons that are properly designated as capital gain dividends by us generally will be taxed as long-term capital gain, without regard to the period for which such person has held our shares, to the extent that they do not exceed our actual net capital gain for the taxable year. Corporate stockholders may be required to treat up to 20% of certain capital gains dividends as ordinary income. Such ordinary income and capital gain are not eligible for the dividends received deduction generally allowed to corporations. In addition, we may elect to retain and pay income tax on our long-term capital gains. If we so elect, each stockholder will take into income the stockholder’s share of the retained capital gain as long-term capital gain and will receive a credit or refund for that stockholder’s share of the tax paid by us. The stockholder will increase the basis of such stockholder’s share by an amount equal to the excess of the retained capital gain included in the stockholder’s income over the tax deemed paid by such stockholder. Distributions to such United States persons in excess of our current or accumulated earnings and profits will be considered first a tax-free return of capital for federal income tax purposes, reducing the tax basis of each stockholder’s shares, and then, to the extent such distributions exceed a stockholder’s basis, as gain realized from the sale of shares. We will notify each stockholder as to the portions of each distribution that, in our judgment, constitute ordinary income, capital gain or return of capital for federal income tax purposes. Any distribution that is (i) declared by us in October, November or December of any calendar year and payable to stockholders of record on a specified date in such months and (ii) actually paid by us in January of the following year, shall be deemed to have been received by each stockholder on December 31 of such calendar year and, as a result, will be includable in gross income of the stockholder for the taxable year which includes such December 31. Stockholders who elect to participate in a reinvestment plan will be treated as if they received a cash distribution from us and then applied such distribution to purchase shares in a reinvestment plan. Stockholders may not deduct on their income tax returns any portion of our net operating or net capital losses.

      Upon the sale or other disposition of our shares, a stockholder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other disposition and the adjusted basis of the shares involved in the transaction. Such gain or loss will be a long-term capital gain or loss if, at the time of sale or other disposition, the shares involved have been held for more than one year. In addition, if a stockholder sells or disposes of shares that he has held for six months or less at the time of such sale or other disposition, any loss recognized by the stockholder will be treated as long-term capital loss to the extent of the amount of the capital gain dividends received by such stockholders that were treated as long-term capital gain.

      Generally, the redemption of shares by us will result in recognition of ordinary income by the stockholder unless the stockholder completely terminates or substantially reduces his or her interest in our shares. A redemption of shares for cash will be treated as a distribution that is taxable as a dividend to the extent of our current or accumulated earnings and profits at the time of the redemption under Section 302 of the Code unless the redemption (a) results in a “complete termination” of the stockholder’s interest in our shares under Section 302(b)(3) of the Code, (b) is “substantially disproportionate” with respect to the stockholder under Section 302(b)(2) of the Code, or (c) is “not essentially equivalent to a dividend” with respect to the stockholder under Section 302(b)(1) of the Code. Under Code Section 302(b)(2) a redemption is considered “substantially disproportionate” if the percentage of the voting stock of the corporation owned by a stockholder immediately after the redemption is less than eighty percent of the percentage of the voting stock of the corporation owned by such stockholder immediately before the redemption. In determining whether the redemption is not treated as a dividend, shares considered to be owned by a stockholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, as well as shares actually owned, must generally be taken into account. A distribution to a stockholder will be “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the stockholder’s interest in our shares. The IRS has published a ruling indicating that a redemption which results in a reduction in the proportionate interest in a corporation (taking into account Section 318 constructive ownership rules) of a stockholder whose relative stock interest is minimal (an interest of less than 1% should satisfy this requirement) and who exercises no control over the corporation’s affairs should be treated as being “not essentially equivalent to a dividend.”

      If the redemption is not treated as a dividend, the redemption of our shares for cash will result in taxable gain or loss equal to the difference between the amount of cash received and the stockholder’s tax basis in the shares redeemed. Such gain or loss would be capital gain or loss if the shares were held as a capital asset and would be long-term capital gain or loss if the holding period for the shares exceeds one year.

      We will report to our U.S. stockholders and the IRS the amount of dividends paid or treated as paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 28% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide us with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid to the IRS as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain dividends to any stockholders who fail to certify their non-foreign status to us. See “Federal Income Tax Considerations — Taxation of Stockholders — Foreign Stockholders” below.

      The state and local income tax treatment of us and our stockholders may not conform to the federal income tax treatment described above. As a result, stockholders should consult their own tax advisors for an explanation of how other state and local tax laws would affect their investment in our shares.

Tax-Exempt Stockholders

      Dividends paid by us to a stockholder that is a tax-exempt entity generally will not constitute “unrelated business taxable income,” or UBTI, as defined in Section 512(a) of the Code, provided that the tax-exempt entity has not financed the acquisition or holding of its shares with “acquisition indebtedness” within the meaning of Section 514(c) of the Code, and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

      Notwithstanding the foregoing, qualified trusts that hold more than 10% (by value) of the shares of certain REITs may be required to treat a certain percentage of such REIT’s distributions as UBTI. This requirement will apply only if (i) treating qualified trusts holding REIT shares as individuals would result in a determination that the REIT is “closely held” within the meaning of Section 856(h)(1) of the Code and (ii) the REIT is “predominantly held” by qualified trusts. A REIT is predominantly held if either (i) a single qualified trust holds more than 25% by value of the REIT interests, or (ii) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For these purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. The restrictions on ownership of our shares in our Articles of Incorporation will prevent application of the provisions treating a portion of REIT distributions as UBTI to tax-exempt entities purchasing our shares, absent a waiver of the restrictions by our board of directors.

      Assuming that there is no waiver of the restrictions on ownership of our shares in the Articles of Incorporation and that a tax-exempt stockholder does not finance the acquisition or holding of our shares with “acquisition indebtedness” within the meaning of Section 514(c) of the Code or otherwise use our shares in an unrelated trade or business, we believe that our distributions with respect to such tax-exempt stockholder will not constitute UBTI.

      The tax discussion of distributions by qualified retirement plans, IRAs, Keogh plans and other tax-exempt entities is beyond the scope of this discussion, and such entities should consult their own tax advisors regarding such questions.

Foreign Stockholders

      The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign participants and other foreign stockholders, which we collectively refer to as “Non-U.S. Stockholders,” are complex, and no attempt will be made herein to provide more than a summary of such rules. Except as discussed below, the following discussion assumes that the income from investment in our shares will not be effectively connected with the Non-U.S. Stockholders’ conduct of a United States trade or business. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local laws with regard to an investment in our shares, including any reporting requirements.

      Distributions that are not attributable to gain from sales or exchanges by us of United States real property interests and not designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current and accumulated earnings and profits. Such dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend, unless an applicable tax treaty reduces or eliminates that tax. A number of U.S. tax treaties that reduce the rate of withholding tax on corporate dividends do not reduce, or reduce to a lesser extent, the rate of withholding applied to distributions from a REIT. We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions paid to a Non-U.S. Stockholder unless (i) a lower treaty rate applies (and the Non-U.S. Stockholder files IRS Form W-8BEN with us and, if the shares are not traded on an established securities market, includes on such Form a taxpayer identification number acquired from the IRS), or (ii) the Non-U.S. Stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions paid do not exceed the adjusted basis of the stockholder’s shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Stockholders’ shares, such distributions will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of our shares, as described below. If it cannot be determined at the time a distribution is paid whether or not such distribution will be in excess of current and accumulated earnings and profits, the distributions will be subject to withholding at the rate of 30%. However, a Non-U.S. Stockholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are permitted, but not required, to make reasonable estimates of the extent to which distributions exceed current or accumulated earnings and profits. Such distributions will generally be subject to a 10% withholding tax, which may be refunded to the extent they exceed the stockholder’s actual U.S. tax liability, provided the required information is furnished to the IRS.

      For any year in which we qualify as a REIT distributions that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended, or FIRPTA. Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Stockholder as if such distributions were effectively connected with a United States business. Non-U.S. Stockholders would thus be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption or rate reduction. We are required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by us as a capital gain dividend, which is attributable to a sale of United States real property interests. This amount is creditable against the Non-U.S. Stockholder’s FIRPTA tax liability.

      Gain recognized by a Non-U.S. Stockholder upon a sale of our shares generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. It is currently anticipated that we will be a “domestically controlled REIT,” and in such case the sale of our shares would not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA nonetheless will be taxable to a Non-U.S. Stockholder if (i) investment in our shares is treated as “effectively connected” with the Non-U.S. Stockholders’ U.S. trade or business, or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met. Effectively connected gain realized by a foreign corporate stockholder may be subject to an additional 30% branch profits tax, subject to possible exemption or rate reduction under an applicable tax treaty. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of our shares would be required to withhold and remit to the IRS 10% of the purchase price.

      Dividends and gains effectively connected with a Non-U.S. Stockholder’s U.S. trade or business generally will be taxed on a net basis, in a similar manner to how domestic stockholders are taxed, as discussed above. In addition, a corporate Non-U.S. Stockholder may be subject to the branch profits tax on such dividends.

State and Local Taxes

      We and our stockholders may be subject to state and local taxes in various states and localities in which we or they transact business, own property, or reside. Our tax treatment and that of our stockholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in our common stock.

Characterization of Property Leases

      We will purchase both new and existing properties and lease them to franchisees or corporate franchisors or taxable REIT subsidiaries pursuant to leases of the type described in “Business and Properties — Description of TRS Leases.” Our ability to claim certain tax benefits associated with ownership of the properties, such as depreciation, depends on a determination that the lease transactions engaged in by us are true leases, under which we are the owner of the leased property for federal income tax purposes, rather than a conditional sale of the property or a financing transaction. A determination by the IRS that we are not the owner of the properties for federal income tax purposes may have adverse consequences to us, such as the denying of our depreciation deductions. Moreover, a denial of our depreciation deductions could result in a determination that our distributions to stockholders were insufficient to satisfy the 90% distribution requirement for qualification as a REIT. However, as discussed above, if we have sufficient cash, we may be able to remedy any past failure to satisfy the distribution requirements by paying a “deficiency dividend” (plus a penalty and interest). See “Federal Income Tax Considerations — Taxation of the Company — Distribution Requirements,” above. Furthermore, in the event that we were determined not to be the owner of a particular property, we believe that the income that we would receive pursuant to the recharacterized lease would constitute interest qualifying under the 95% and 75% gross income tests by reason of being interest on an obligation secured by a mortgage on an interest in real property, because the legal ownership structure of such property will have the effect of making the building serve as collateral for the debt obligation.

      The characterization of transactions as leases, conditional sales, or financings has been addressed in numerous cases. The courts have not identified any one factor as being determinative of whether the landlord or the tenant of the property is to be treated as the owner. Judicial decisions and pronouncements of the IRS with respect to the characterization of transactions as either leases, conditional sales, or financing transactions have made it clear that the characterization of leases for tax purposes is a question which must be decided on the basis of a weighing of many factors, and courts have reached different conclusions even where characteristics of two lease transactions were substantially similar.

      While certain characteristics of the leases entered into by us suggest we might not be the owner of the properties, such as the fact that such leases are “triple-net” leases, a substantial number of other characteristics indicate the bona fide nature of such leases and that we will be the owner of the properties. For example, under the types of leases described in “Business and Properties — Description of TRS Leases,” we will bear the risk of substantial loss in the value of the properties, since we will acquire our interests in the properties with an equity investment, rather than with nonrecourse indebtedness. Further, we, rather than the tenant, will benefit from any appreciation in the properties, since we will have the right at any time to sell or transfer our properties, subject to the tenant’s right to purchase the property at a price not less than the property’s fair market value (determined by appraisal or otherwise).

      Other factors that are consistent with the ownership of the properties by us are as follows:

•	the tenants are liable for repairs and to return the properties in reasonably good condition;

•	insurance proceeds generally are to be used to restore the properties and, to the extent not so used, belong to us;

•	the tenants agree to subordinate their interests in the properties to the lien of any first mortgage upon delivery of a nondisturbance agreement and agree to attorn to the purchaser upon any foreclosure sale; and

•	based on our belief that the properties can reasonably be expected to have at the end of their lease terms (generally a maximum of 30 to 40 years) a fair market value of at least 20% of our cost and a remaining useful life of at least 20% of their useful lives at the beginning of the leases, we have not relinquished the properties to the tenants for their entire useful lives, but have retained a significant residual interest in them.

      Moreover, we will not be primarily dependent upon tax benefits in order to realize a reasonable return on its investments.

      Concerning the properties for which we own the buildings and the underlying land, on the basis of the foregoing, assuming (i) we lease the properties on substantially the same terms and conditions described in “Business — Description of Property Leases,” and (ii) as is represented by us, the residual value of the properties remaining after the end of their lease terms (including all renewal periods) may reasonably be expected to be at least 20% of our cost of such properties, and the remaining useful lives of the properties after the end of their lease terms (including all renewal periods) may reasonably be expected to be at least 20% of the properties’ useful lives at the beginning of their lease terms, we believe, and our counsel is of the opinion, that we will be treated as the owner of the properties for federal income tax purposes and will be entitled to claim depreciation and other tax benefits associated with such ownership. In the case of properties for which we do not own the underlying land, we may not be able to characterize such transaction as leases for federal income tax purposes..

Investment in Joint Ventures

      We may participate in joint ventures that own and lease properties. Assuming that such joint ventures have the characteristics described in “Business and Properties” and have not elected to be taxable as a corporation, we believe that the joint ventures will be treated as partnerships, as defined in Sections 7701(a)(2) and 761(a) of the Code, and not as associations taxable as corporations, and that we will be subject to tax as a partner pursuant to Sections 701-761 of the Code.

      If a joint venture were to be treated as an association taxable as a corporation, we would be treated as a stockholder for tax purposes and would not be treated as owning a pro rata share of the joint venture’s assets. In addition, the items of income and deduction of the joint venture would not pass through to us. Instead, the joint venture would be required to pay income tax at regular corporate tax rates on its net income, and distributions to partners would constitute dividends that would not be deductible in computing the joint venture’s taxable income. Moreover, a determination that a joint venture is taxable as a corporation could cause us to fail to satisfy the asset tests for qualification as a REIT. See “Federal Income Tax Considerations — Taxation of the Company — Asset Tests” and “Federal Income Tax Considerations — Taxation of the Company — Income Tests,” above.

Proposed Legislation

      Legislation has been passed in the United States House of Representatives and Senate that would amend certain rules relating to REITs. As of the date hereof, this proposed legislation has not been enacted into law. The legislation generally would, among other things, include the following changes:

•	As discussed above under “— Taxation of the Company — Asset Tests,” beginning on page 135, we may not own more than 10% by vote or value of any one issuer’s securities. If we fail to meet this test at the end of any quarter and such failure is not cured within 30 days thereafter, we would fail to qualify as a REIT. Under the proposed legislation in the House bill, after the 30-day cure period, a REIT could dispose of sufficient assets to cure such a violation that does not exceed the lesser of 1% of the REIT’s assets at the end of the relevant quarter and $10,000,000. For violations due to reasonable cause that are larger than this amount, the legislation would permit the REIT to avoid disqualification as a REIT, after the 30 day cure period, by taking steps including the disposition of sufficient assets to meet the asset test and paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets.

•	The proposed legislation in the House bill would expand the straight debt safe harbor under which certain types of securities are disregarded as securities when calculating the 10% value limitation discussed above.

•	The proposed legislation in the House bill also would change the formula for calculating the tax imposed for certain violations of the 75% and 95% gross income tests described above under “— Taxation of the Company — Income Tests” and would make certain changes to the requirements for availability of the applicable relief provisions for failure to meet such tests.

•	The proposed legislation in the House bill would provide specific safe-harbor rules regarding the dates for testing whether 90% percent of a REIT property is rented to unrelated persons and whether the rents paid by related persons are substantially comparable to unrelated party rents. These testing rules are solely for purposes of the special provision permitting rents received from a TRS to be treated as qualified rental income for purposes of the income tests.

•	Amounts received by a REIT for services customarily furnished or rendered by a taxable REIT subsidiary in connection with the rental of real property are excluded from treatment as “redetermined rents” and therefore avoid a 100% penalty tax. The proposed legislation in the House bill would eliminate this exclusion.

•	The proposed legislation in the House bill would provide additional relief in the event that we violate a provision of the Code that would result in our failure to qualify as a REIT if (i) the violation is due to reasonable cause, (ii) we pay a penalty of $50,000 for each failure to satisfy the provision and (iii) the violation does not include a violation described in the first and third bullet points above.

•	As discussed above under “— Taxation of Shareholders — Foreign Stockholders,” on page 141, we are required to withhold 35% of any distribution to non-U.S. Stockholders that is designated as a capital gain dividend or, if greater, 35% of a distribution to non-U.S. Stockholders that could have been designated as a capital gain dividend. The proposed legislation in the Senate bill would eliminate this 35% withholding tax on any capital gain dividend with respect to any class of stock which is “regularly traded” if the non-U.S. stockholder did not own more than 5% of such class of stock at any time during the taxable year. Instead any capital gain dividend will be treated as a dividend of ordinary income.

•	As discussed above under “— Taxation of the Company — Hedging Transactions,” beginning on page 138, we may enter into hedging transactions, including interest rate swaps or cap agreements, options, futures contracts, or any similar financial instruments. The proposed legislation in the House bill would clarify that any income from a hedging transaction which is clearly identified, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the REIT gross income tests to the extent the transaction hedges indebtedness incurred or to be incurred to acquire or carry real estate assets.

•	The foregoing is a non-exhaustive list of changes that would be made by the legislation. The provisions contained in this legislation relating to the expansion of the straight debt safe harbor and our ability to enter into leases with our taxable REIT subsidiaries would apply to taxable years ending after December 31, 2000, and the remaining provisions described above generally would apply to taxable years beginning after the date date the proposed legislation is enacted. Differences exist between the versions of the legislation passed by the House of Representatives and the Senate with respect to the items described above. As of the date hereof, it is not possible to predict with any certainty whether the legislation discussed above will be enacted at all and, if enacted, what changes may be made to the legislation prior to its ultimate enactment.

UNDERWRITING

      We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Goldman, Sachs & Co. and UBS Securities LLC, the joint book-running managers, are the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of shares of common stock listed next to its name in the following table.

Underwriter	Number of Shares

Banc of America Securities LLC
Goldman, Sachs & Co.
UBS Securities LLC
A.G. Edwards & Sons, Inc.
Credit Suisse First Boston LLC
Deutsche Bank Securities Inc.
Legg Mason Wood Walker, Incorporated
Wachovia Capital Markets, LLC

Total	35,000,000

      The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

      The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $           per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $           per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

      The offering is being made concurrently in the United States, certain provinces and territories of Canada and Europe through the underwriters or their respective Canadian or European registered broker-dealer affiliates. Subject to applicable law, the underwriters may offer our common stock outside the United States, Canada and Europe.

      Over-allotment Option. We have granted the underwriters an over-allotment option to buy up to 5,250,000 additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this over-allotment option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this over-allotment option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this over-allotment option.

      Discount and Commissions. We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $3.9 million.

      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

Paid by Us

	No Exercise	Full Exercise

Per Share	$	$

Total	$	$

      Listing. We have been approved to list our common stock on the NYSE under the symbol “CHO,” subject to official notice of issuance. In order to meet one of the requirements for listing our common stock on the NYSE, the underwriters have undertaken to sell 100 or more shares of our common stock to a minimum of 2,000 beneficial holders.

      Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

      The underwriters may close out any covered short position either by exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option.

      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

      The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

      These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE in the over-the-counter market or otherwise.

      Prior to this offering, our shares were not listed on any national exchange or quoted on any market system. The public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future net income;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	the price at which our common stock was previously sold to investors;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.

      The estimated public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

      Lock-up Agreements. We and our directors and executive officers have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of the representatives for a period of 180 day from the date of this prospectus. This consent may be given at any time without public notice. If we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of the lock-up period, or if prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16 days following the last day of the lock-up period, the restrictions provided in the lock-up agreements will continue to apply until 18 days after the issuance of the earnings release or the occurrence of material news or a material event. In addition, during this 180 day period, we have also agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or the filing of a prospectus with any Canadian securities regulatory authority without the prior written consent of the representatives.

      Indemnification. We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

      Online Offering. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In connection with this offering, certain underwriters and securities dealers may distribute the preliminary prospectus electronically. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      Conflicts/ Affiliates. The underwriters and their affiliates have, from time to time, provided and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees and expenses.

      The following investment banking and other financial services have been provided to us by the underwriters and/or their affiliates:

•	Banc of America Securities LLC, Goldman, Sachs & Co. and UBS Securities LLC are acting as financial advisors in connection with our review of certain financial and strategic alternatives, including this offering, and will receive in the aggregate, a financial advisory fee of 0.75% of the gross proceeds of this offering;

•	UBS Securities LLC acted as (i) financial advisor in April 2004 in connection with the KSL acquisition and (ii) sole manager in April 2004 in connection with our secondary sale of 2.5 million shares of Hersha Hospitality Trust owned by us;

•	Banc of America Securities LLC acted as (i) financial advisor in 2003 in connection with the RFS acquisition, certain of the other 2003 acquisitions and our acquisition of the Hotel del Coronado and (ii) dealer manager and solicitation agent in April 2004 for the tender offer and consent solicitation we made with respect to the 9 3/4% Senior Notes due 2012 that we acquired in connection with the RFS acquisition;

•	Legg Mason Wood Walker, Incorporated acted as financial advisor in March 2004 in connection with our board of directors’ analysis and consideration of a sale of CHC; and

•	A.G. Edwards & Sons, Inc., Legg Mason Wood Walker, Incorporated and Wachovia Capital Markets LLC served as managing dealers in connection with our prior common share offerings.

      The following commercial banking services have been provided to us by the underwriters and/or their affiliates:

•	affiliates of Banc of America Securities LLC and Deutsche Bank Securities Inc. are expected to be lead arrangers and affiliates of several of the underwriters are expected to be lenders under (i) the 2004 financing transaction secured by the Grand Wailea Resort Hotel & Spa, the La Quinta Resort & Club, the Doral Golf Resort & Spa and the Arizona Biltmore Resort & Spa and (ii) a $500 million senior secured revolving credit facility secured by approximately 35 of our properties;

•	Deutsche Bank Securities Inc. is lead arranger under a $1.065 billion credit agreement entered into in April 2004 in connection with the KSL acquisition; an affiliate of Deutsche Bank Securities Inc. is a lender under a $290 million CMBS loan secured by the Hotel del Coronado entered into in December 2003; and

•	an affiliate of Banc of America Securities LLC is (i) a lender under a $320 million bridge loan that has subsequently been amended and restated into a $165 million CMBS loan in December 2003 in connection with the RFS acquisition and (ii) a lender under a CMBS loan in connection with our acquisition of one hotel in 2001.

EXPERTS

      The financial statements of CNL Hospitality Properties, Inc. and Subsidiaries and CNL Hospitality Corp. and Subsidiary as of December 31, 2003 and for each of the three years in the period then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The financial statements of CNL Hospitality Corp. and Subsidiary as of December 31, 2003 and for each of the three years in the period then ended incorporated by reference to the Definitive Proxy Statement on Schedule 14A have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The financial statements of CNL Hospitality Properties, Inc. and Subsidiaries incorporated in this prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The audited historical financial statements of Crystal City Courtyard by Marriott (a wholly owned property of Starwood Hotels and Resorts Worldwide, Inc. as of December 31, 2002 and for the year then ended and of Marriott BWI (a wholly owned property of Starwood Hotels & Resorts Worldwide, Inc. as of December 31, 2002 and for the year then ended and of Hyatt Regency Dearborn (a wholly owned property of Ford Motor Land Development Corporation) as of December 31, 2002 and for the year then ended included on pages 31 to 38, 45 to 52 and 59 to 66, respectively, of our Current Report on Form 8-K dated August 29, 2003 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The audited financial statements of Capital Hilton (a wholly owned property of Hilton Hotels Corporation) as of December 31, 2002 and for the year then ended included on pages 26 to 32 of our Current Report on Form 8-K dated December 17, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The audited financial statements of RFS Hotel Investors, Inc. as of December 31, 2002 and for the three years in the period then ended included on pages 58 to 94 of our Current Report on Form 8-K/A dated July 10, 2003 and filed July 25, 2003 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The financial statements of KSL as of October 31, 2003 and 2002, and for each of the three years in the period ended October 31, 2003, included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accountants, as stated in their report appearing herein and have been so included in reliance upon the reports of such firm given on their authority as experts in auditing and accounting.

      The combined financial statements of the Hotel del Coronado as of December 31, 2002 and 2001 and for the years then ended have been incorporated by reference into the registration statement of which this prospectus is a part in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

      Certain legal matters in connection with this offering will be passed upon for us by Greenberg Traurig, LLP. Certain matters of Maryland law in connection with this offering will be passed upon for us by Venable LLP. In addition, the summary of legal matters contained in the section of this prospectus under the heading “Federal Income Tax Considerations” is based on the opinion of Greenberg Traurig, LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Clifford Chance US LLP.

      Greenberg Traurig, LLP serves as securities and tax counsel to us and to certain of our affiliates. Members of the firm of Greenberg Traurig, LLP may invest in our shares, but do not hold any substantial interest of our shares. The firm is, however, a tenant in an office building in which we own a 10% interest.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The SEC allows us to “incorporate by reference” in this prospectus the information that we file with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus and incorporated filings. Our later filings will be considered to be included in this prospectus.

      The documents which we incorporate by reference consist of the documents listed below that we have previously filed with the SEC and any future documents that we file with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended. Any information that we subsequently file with the SEC will automatically update and supercede information in this prospectus and in our other filings with the SEC.

•	our Current Report on Form 8-K dated June 16, 2004 and filed June 25, 2004;

•	our Definitive Proxy Statement on Schedule 14A dated and filed June 21, 2004;

•	our Current Report on Form 8-K/A dated April 2, 2004 and filed June 17, 2004;

•	our Current Report on Form 8-K dated May 28, 2004 and filed June 1, 2004;

•	our Current Report on Form 8-K dated April 30, 2004 and filed May 14, 2004;

•	our Quarterly Report on Form 10-Q/A for the three month period ended March 31, 2004;

•	our Amended Annual Report on Form 10-K/ A for the year ended December 31, 2003;

•	our Current Report on Form 8-K/A dated July 10, 2003 and filed April 30, 2004;

•	our Current Report on Form 8-K dated April 2, 2004 and filed April 16, 2004, providing disclosure under Items 2 and 7 regarding the KSL acquisition;

•	our Current Report on Form 8-K dated April 2, 2004 and filed April 7, 2004;

•	our Current Report on Form 8-K dated February 12, 2004 and filed February 13, 2004;

•	our Current Report on Form 8-K/ A dated December 17, 2003 and filed February 10, 2004;

•	our Current Report on Form 8-K dated August 29, 2003 and filed September 15, 2003;

•	our Current Report on Form 8-K dated July 10, 2003 and filed July 25, 2003; and

•	our Form 8A, filed April 27, 1998.

      All pro forma financial information contained in our Current Reports Form 8-K or Form 8-K/A has been superceded by the pro forma financial information contained in this prospectus.

      We will provide you with a copy of any document incorporated by reference without charge upon oral or written request. Direct your request for copies to:

CNL Hospitality Properties, Inc.

CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801
Attention: Mark E. Patten
Telephone (407) 650-1000

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities and Exchange Act of 1933, as amended, with respect to the shares of our common stock to be sold in our common stock offering. This prospectus does not contain all the information contained in the registration statement and the exhibits to the registration statement. For further information with respect to our company and the securities to be sold in our common stock offering, we refer you to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete, and in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement may be examined without charge at the SEC’s Public Reference Room at 450 Fifth Street, N.W., in Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their Public Reference Room. Copies of all of a portion of the registration statement can be obtained from the SEC’s Public Reference Room upon payment of prescribed fees. Our SEC filings are also available from the New York Stock Exchange, from commercial document retrieval services and from the internet site maintained by the SEC at http://www.sec.gov. In addition, our SEC filings and other information about our company are available on our internet website: http://www.cnlhotelsandresorts.com. Please note that our internet address is included in this prospectus as an inactive textual reference and the information included on our website is not incorporated by reference into this prospectus and should not be considered part of this prospectus.

      For information about us, you should rely only on the information contained in this prospectus or incorporated in this prospectus by reference. We have not authorized anyone else to provide you with information other than this prospectus or to make representations as to matters not stated in this prospectus. If anyone else has provided you with different information, you should not rely on it.

      We will update this information by means of supplemental or revised prospectuses, and, as described above, by the future filing of our reports with the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that offer or sale would not be permitted.

INDEX TO FINANCIAL STATEMENTS

Page

CNL Hospitality Properties, Inc. and Subsidiaries:
Pro Forma Condensed Consolidated Financial Information:
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2004	F-5
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the quarter ended March 31, 2004	F-6
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2003	F-7
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements as of March 31, 2004 and for the quarter ended March 31, 2004 and the year ended December 31, 2003	F-9
Consolidated Financial Statements as of December 31, 2003:
Report of Independent Registered Certified Public Accounting Firm	F-25
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-26
Consolidated Statements of Earnings for the years ended December 31, 2003, 2002 and 2001	F-27
Consolidated Statements of Stockholders’ Equity and Comprehensive Income for the years ended December 31, 2003, 2002 and 2001	F-28
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	F-29
Notes to Consolidated Financial Statements	F-32
Consolidated Financial Statements as of March 31, 2004 (unaudited):
Condensed Consolidated Balance Sheets as of March 31, 2004 and December 31, 2003 (unaudited)	F-61
Condensed Consolidated Statements of Income for the quarters ended March 31, 2004, and 2003 (unaudited)	F-62
Condensed Consolidated Statements of Stockholders’ Equity for the quarter ended March 31, 2004 and the year ended December 31, 2003 (unaudited)	F-63
Condensed Consolidated Statements of Cash Flows for the quarters ended March 31, 2004 and 2003 (unaudited)	F-64
Notes to Condensed Consolidated Financial Statements	F-65
CNL Hospitality Corp. and Subsidiary:
Consolidated Financial Statements as of December 31, 2003:
Report of Independent Certified Public Accountants	F-71
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-72
Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001	F-73
Consolidated Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2003, and 2002	F-74
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	F-75
Notes to Consolidated Financial Statements	F-76
Condensed Consolidated Financial Statements as of March 31, 2004 (unaudited):
Condensed Consolidated Balance Sheets as of March 31, 2004 and December 31, 2003 (unaudited)	F-82
Condensed Consolidated Statements of Income for the quarters ended March 31, 2004 and 2003 (unaudited)	F-83
Condensed Consolidated Statements of Stockholders’ Equity (Deficit) for the quarter ended March 31, 2004 and the year ended December 31, 2003 (unaudited)	F-84

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

      The Unaudited Pro Forma Condensed Consolidated Balance Sheet of CNL Hospitality Properties, Inc. and its subsidiaries (the “Company”) as of March 31, 2004 and the Unaudited Pro Forma Condensed Consolidated Statement of Operations of the Company for the quarter ended March 31, 2004 and the year ended December 31, 2003 have been derived from historical financial statements, all of which have been included or incorporated by reference in this Prospectus.

      The Unaudited Pro Forma Condensed Consolidated Balance Sheet of the Company as of March 31, 2004 has been prepared to reflect adjustments to the historical financial statements to illustrate the estimated effect of the following transactions as if they had occurred on March 31, 2004:

(i) The acquisition in April 2004 of KSL Recreation Corporation (“KSL”), which owned six luxury and upper upscale resorts (the “KSL Acquisition”), for $1.4 billion in cash, which was partially funded with a $1.1 billion short-term loan (the “KSL Short-Term Loan”) and the assumption of $794.0 million of long-term indebtedness;

(ii) The offering of 35,000,000 shares of the Company’s common stock (the “Common Stock Offering”);

(iii) The acquisition of the Company’s affiliated external advisor, CNL Hospitality Corp. (“CHC”), for shares of the Company’s common stock valued at approximately $267.3 million (13,365,000 shares based on the midpoint of the range of prices indicated on the front cover of this prospectus), approximately $29.7 million in cash and the assumption of approximately $10.9 million in debt (the “Advisor Acquisition”), which will close simultaneously with the Common Stock Offering;

(iv) The repayment in May 2004 of $80.7 million in unsecured 9.75% high-yield notes through a tender offer by the Company (the “Repayment of High-Yield Notes”);

(v) The incurrence of $1.0 billion in secured borrowings, which will close simultaneously with the Common Stock Offering (of which $500.0 million bears interest at a floating rate and $500.0 million bears interest at a fixed rate based on three-year interest rate protection arrangements we intend to enter into) (the “2004 Financing Transaction”);

(vi) The entering into of a $500.0 million senior secured revolving credit facility (the “Secured Revolving Credit Facility”);

(vii) The application of the proceeds from the Common Stock Offering, the 2004 Financing Transaction and borrowings of $146.9 million under our Secured Revolving Credit Facility to repay the KSL Short-Term Loan and the $794.0 million of long-term indebtedness assumed in the KSL Acquisition;

(viii) The issuance of 735,000 shares of restricted stock (the “Restricted Stock Grants”) and the grant of awards of 357,600 shares of deferred stock reserved for issuance that vest over the passage of time in connection with the adoption and approval of the 2004 Omnibus Long-Term Incentive Plan (the “Omnibus Plan”); and

(ix) The implementation of a proposed reverse stock split of our common shares, in an exchange ratio of one common share for every two issued and outstanding common shares (the “Reverse Stock Split”).

      The Unaudited Pro Forma Condensed Consolidated Statement of Operations of the Company for the quarter ended March 31, 2004, has been prepared to illustrate the estimated effect of the transactions described in items (i) through (ix) above and includes the operating results of KSL, including the six resort properties, for the period of November 1, 2003 to January 31, 2004 (KSL’s fiscal quarter end), and the results of CHC for the three months ended March 31, 2004.

      The Unaudited Pro Forma Condensed Consolidated Statement of Operations of the Company for the year ended December 31, 2003, has been prepared to illustrate the estimated effect of the following:

(i) The transactions described in items (i) through (ix), above;

(ii) The acquisition in July 2003 of RFS Hotel Investors, Inc. (“RFS”), which owned 57 primarily upper upscale, upscale and midscale hotels (the “RFS Acquisition”) for $383.0 million and the assumption of approximately $409.0 million of long-term indebtedness;

(iii) The acquisition in 2003 of one luxury resort and 15 other primarily upper upscale hotels and resorts for a total of $1.3 billion and the assumption of a total of $785.2 million of long-term indebtedness (the “Other 2003 Acquisitions”); and

(iv) The issuance of approximately 61,518,000 shares of the Company’s common stock and the redemption of 681,000 shares, prior to giving effect to the Reverse Stock Split, from the Company’s prior common stock offering, which ended on March 12, 2004 (the “Prior Stock Offering”).

      Unless otherwise indicated, for purposes of the following pro forma financial and other data, the following proposals, which are subject to the approval of the Company’s shareholders at its annual meeting of shareholders, are assumed to have been approved:

(i) the Advisor Acquisition;

(ii) the Reverse Stock Split; and

(iii) the Omnibus Plan.

      The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2003 includes the operating results of KSL for the period of November 1, 2002 to October 31, 2003 (KSL’s fiscal year end), the results of RFS for the period from January 1, 2003 to July 10, 2003 (the date of acquisition), the results of CHC for the twelve months ended December 31, 2003, and the results of operations for the properties acquired in the Other 2003 Acquisitions for the period from January 1, 2003 to the date of acquisition for each individual property. Additionally, these statements do not reflect a one-time gain of $8.1 million which was recorded in April 2004 that resulted from the secondary sale by the Company of 2.5 million shares of common stock of Hersha Hospitality Trust.

      The Unaudited Pro Forma Condensed Consolidated Balance Sheet and each of the Unaudited Pro Forma Condensed Consolidated Statements of Operations (together referred to as the “Unaudited Pro Forma Condensed Consolidated Financial Statements”) should be read in conjunction with (i) the Company’s historical consolidated financial statements and notes thereto, (ii) managements discussion and analysis of financial condition and results of operations, (iii) the KSL consolidated financial statements and notes thereto (iv) the CHC consolidated financial statements and notes thereto, (v) the RFS consolidated financial statements and notes thereto and (vi) the financial statements and notes thereto of the Hotel del Coronado, Crystal City Courtyard by Marriott, Marriott BWI, Hyatt Regency Dearborn and Capital Hilton, all of which are included in, or incorporated by reference into, this Prospectus. The Company has based its unaudited pro forma adjustments on available information and assumptions that it feels are reasonable. These Unaudited Pro Forma Condensed Consolidated Financial Statements are presented for informational purposes only and do not purport to be indicative of the Company’s financial results or conditions if the various events and transactions reflected therein had occurred on the dates, or been in effect during the periods, indicated. This pro forma condensed consolidated financial information should not be viewed as indicative of the Company’s financial results or conditions in the future.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of March 31, 2004

									Common Stock
									Offering, Senior
									Secured Credit
							2004		Facility and
		KSL	Advisor	Pro Forma		Pro Forma	Financing		Restricted		Consolidated
	Company	Acquisition(a)	Acquisition	Adjustments		Subtotal	Transaction		Stock Grants		Pro Forma

	(In thousands, except per share data)
Assets:
Hotel and resort properties, net	$3,350,501	$893,764	$—	$580,649	(b)	$4,824,914	$—		$—		$4,824,914
Investments in unconsolidated subsidiaries	28,350	—	200	(200	)(d)	28,350	—		—		28,350
Real estate held for sale	29,550	—	—	—		29,550	—		—		29,550
Cash and cash equivalents	589,951	70,626	4,102	(70,626	)(b)	124,773	(65,000	)(j)	700,000	(h)	28,813
				(29,071	)(c)		1,000,000	(j)	(52,900	)(h)
				(1,370,441	)(b)		(1,000,000	)(j)	(647,100	)(h)
				1,065,000	(c)		(3,589	)(i)	(146,900	)(h)
				(10,875	)(d)		(4,871	)(i)	146,900	(h)
				(9,919	)(d)		(12,500	)(j)	(10,000	)(k)
				(3,600	)(d)
				(29,700	)(d)
				(80,674	)(f)
Restricted cash	68,566	56,098	—	(49,649	)(b)	91,186	—		—		91,186
				16,171	(c)
Receivables, net	79,760	43,243	—	—		123,003	—		—		123,003
Due from related parties	—	944	18,486	(18,486	)(e)	944	—		—		944
Prepaid expenses and other assets	180,252	45,244	555	(72,760	)(b)	138,757	3,589	(i)	—		142,346
				(14,534	)(b)
Loan costs, net of amortization	19,271	10,140	65	12,900	(c)	32,171	12,500	(j)	—		54,671
				(65	)(d)				10,000	(k)
				(10,140	)(b)
Goodwill	33,100	120,125	—	637,093	(b)	790,318	—		—		790,318
Intangible assets, net	49,847	144,198	—	144,502	(b)	384,547	—		—		384,547
				46,000	(d)
Deferred income taxes, less valuation allowance	27,250	9,442	—	—		36,692	—		—		36,692

Total assets	$4,456,398	$1,393,824	$23,408	$731,575		$6,605,205	$(69,871)		$—		$6,535,334

Liabilities:
Mortgages payable and accrued interest	$1,559,456	$794,000	$—	$1,065,000	(c)	$3,418,456	$(1,065,000	)(j)	$(647,100	)(h)	$2,559,456
							1,000,000	(j)	(146,900	)(h)
Other notes payable	143,996	—	10,875	(10,875	)(d)	63,322					63,322
				(80,674	)(f)
Line of credit	24,073	—	—	—		24,073	—		146,900	(h)	170,973
Obligations under capital leases	—	40,317	—	(1,705	)(b)	38,612	—		—		38,612
Other liabilities	15,238	8,249	—	—		23,487	(4,871	)(i)	—		18,616
Accounts payable and accrued expenses	82,176	55,550	1,099	(2,461	)(b)	136,364	—		—		136,364
Due to related parties	18,536	—	1,515	(18,486	)(e)	1,565	—		—		1,565
Deferred income taxes	—	39,647	—	—		39,647	—		—		39,647
Security deposits and unearned revenues	14,543	234,321	—	—		248,864	—		—		248,864

Total liabilities	1,858,018	1,172,084	13,489	950,799		3,994,390	(69,871)		(647,100)		3,277,419

Commitments and contingencies
Minority interest	153,382	—	—	—		153,382	—		—		153,382
Stockholders’ equity	2,444,998	221,740	9,919	(221,740	)(b)	2,457,433	—		700,000	(h)	3,104,533
				267,300	(d)				(52,900	)(h)
				(9,919	)(d)				21,852	(g)
				(254,865	)(d)				(21,852	)(g)

Total stockholders’ equity	2,444,998	221,740	9,919	(219,224)		2,457,433	—		647,100		3,104,533

Total liabilities and stockholders’ equity	$4,456,398	$1,393,824	$23,408	$731,575		$6,605,205	$(69,871)		$—		$6,535,334

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Quarter Ended March 31, 2004

									Common Stock
									Offering, Senior
									Secured Credit
							2004		Facility and
		KSL(1)	Advisor(1)	Pro Forma		Pro Forma	Financing		Restricted		Consolidated
	Company	Acquisition	Acquisition	Adjustments		Subtotal	Transaction		Stock Grants		Pro Forma

	(In thousands, except per share data)
Revenues:
Room	$152,179	$48,318	$—	$—		$200,497	$—		$—		$200,497
Food and beverage	49,792	37,706	—	—		87,498	—		—		87,498
Other hotel and resort operating departments	13,976	38,281	—	—		52,257	—		—		52,257
Rental income	9,116		—	—		9,116	—		—		9,116
Credit enhancement revenue	6,376		—	—		6,376	—		—		6,376
Interest and other income	2,347	343	36,545	(36,529	)(18)	2,706	—		—		2,706

	233,786	124,648	36,545	(36,529)		358,450	—		—		358,450

Expenses:
Room	36,612	11,059	—	—		47,671	—		—		47,671
Food and beverage	36,824	22,354	—	—		59,178	—		—		59,178
Other hotel and resort operating departments	8,246	18,919	—	—		27,165	—		—		27,165
Property operations	45,814	18,686	—	700	(15)	65,913	—		—		65,913
				713	(17)
Repairs and maintenance	10,552	4,362	—	—		14,914	—		—		14,914
Hotel and resort management fees	7,158	—	—	2,486	(13)	9,644	—		—		9,644
Sales and marketing	15,481	5,262	—	—		20,743	—		—		20,743
Corporate service fees	—	—	16,845	(16,845	)(20)	—	—		—		—
Interest and loan cost amortization	26,118	11,202	452	11,991	(11)	48,190	2,125	(24)	(11,235	)(25)	40,494
				(452	)(21)				1,414	(26)
				(1,912	)(2)
				791	(7)
General operating and administrative	4,997	7,430	5,506	(3,757	)(14)	16,026	—		2,376	(23)	18,402
				1,850	(27)
Asset management fees to related party	4,946	—	—	(4,946	)(19)	—	—		—		—
Depreciation and amortization	30,890	15,284	58	(2,771	)(12)	42,688	—		—		42,688
				(843	)(19)
				70	(19)
Loss on extinguishment of debt	—	—	—	14,007	(2)	14,007	—		—		14,007

	227,638	114,558	22,861	1,082		366,139	2,125		(7,445)		360,819

Income (loss) before equity in loss of unconsolidated subsidiaries, minority interests and benefit (expense) from income taxes	6,148	10,090	13,684	(37,611)		(7,689)	(2,125)		7,445		(2,369)
Equity in loss of unconsolidated subsidiaries	(2,635)	—	—	—		(2,635)	—		—		(2,635)
Minority interests	(2,252)	—	—	—		(2,252)	—		—		(2,252)
Benefit (expense) from income taxes	1,120	(4,036)	(5,154)	4,036	(16)	1,120	—		—		1,120
				5,154	(22)

Income (loss) from continuing operations	$2,381	$6,054	$8,530	$(28,421)		$(11,456)	$(2,125)		$7,445		$(6,136)

Income (loss) from continuing operations per share
Basic	$0.01										$(0.03)
Diluted	$0.01										$(0.03)
Weighted average shares outstanding
Basic	271,413										200,110 (8)
Diluted	271,413										200,185 (8)
See accompanying notes to unaudited pro forma condensed consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

(In thousands except per share data)

		RFS	KSL	Advisor
	Company	Acquisition(1)	Acquisition(1)	Acquisition(1)

Revenues:
Room	$364,181	$78,234	$191,188	$—
Food and beverage	98,198	8,971	136,022	—
Other hotel and resort operating departments	27,769	2,820	139,527	—
Rental income	35,263	1,519	—	—
Credit enhancement revenue	24,763	—	—	—
Interest and other income	6,966	214	2,255	111,149

	557,140	91,758	468,992	111,149

Expenses:
Room	87,114	16,391	42,696	—
Food and beverage	75,457	6,499	82,100	—
Other hotel and resort operating departments	17,616	792	77,062	—
Property operations	110,857	19,487	67,752	—
Repairs and maintenance	25,314	5,238	17,777	—
Hotel and resort management fees	16,644	4,582	—	—
Sales and marketing	36,691	5,249	22,884	—
Corporate service fees	—	—	—	31,893
Interest and loan cost amortization	61,202	14,693	44,930	1,967
General operating and administrative	10,107	26,008	40,779	14,329
Asset management fees to related party	12,782	—	—	—
Depreciation and amortization	76,714	16,833	59,567	204
Loss on extinguishment of debt	—	—	25,007	—

	530,498	115,772	480,554	48,393

Income (loss) before equity in income (loss) of unconsolidated subsidiaries, minority interests and benefit (expense) from income taxes	26,642	(24,014)	(11,562)	62,756
Equity in loss of unconsolidated subsidiaries	(23,970)	—	—	—
Minority interests	778	—	—	—
Benefit (expense) from income taxes	1,321	1,546	3,967	(23,615)

Income (loss) from continuing operations	$4,771	$(22,468)	$(7,595)	$39,141

Income (loss) from continuing operations per share
Basic	$0.02
Diluted	$0.02
Weighted average shares outstanding
Basic	172,449
Diluted	172,449

See accompanying notes to unaudited pro forma consolidated financial statements.

							Common Stock
							Offering, Senior
Other					2004		Secured
2003		Pro Forma		Pro Forma	Financing		Credit Facility and		Consolidated
Acquisitions(1)		Adjustments		Subtotal	Transaction		Restricted Stock Grants		Pro Forma

$154,781	(5)	$—		$788,384	$—		$—		$788,384
90,388	(5)	—		333,579	—		—		333,579
27,847	(5)	—		197,963	—		—		197,963
—		—		36,782	—		—		36,782
667	(9)	—		25,430	—		—		25,430
—		(111,133	)(18)	9,451	—		—		9,451

273,683		(111,133)		1,391,589	—		—		1,391,589

36,797	(5)	—		182,998	—		—		182,998
65,080	(5)	—		229,136	—		—		229,136
14,604	(5)	—		110,074	—		—		110,074
50,023	(5)	2,800	(15)	253,750	—		—		253,750
		2,831	(17)
7,873	(5)	—		56,202	—		—		56,202
8,190	(5)	9,335	(13)	38,751	—		—		38,751
15,359	(5)	—		80,183	—		—		80,183
—		(31,893	)(20)	—	—		—		—
29,614	(7)	(3,084	)(2)	195,320	8,502	(24)	(44,940	)(25)	164,538
		47,965	(11)				5,656	(26)
		(1,967	)(21)
—		(17,232	)(4)	49,280	—		7,405	(23)	56,685
		(26,561	)(14)
		1,850	(27)
—		(12,782	)(19)	—	—		—		—
25,522	(6)	2,750	(3)	170,052	—		—		170,052
		(9,516	)(12)
		(2,302	)(19)
		280	(19)
—		14,007	(2)	39,014	—		—		39,014

253,062		(23,519)		1,404,760	8,502		(31,879)		1,381,383

20,621		(87,614)		(13,171)	(8,502)		31,879		10,206
—		—		(23,970)					(23,970)
(5,985	)(10)	—		(5,207)	—		—		(5,207)
—		(3,967	)(16)	2,867	—		—		2,867
		23,615	(22)

$14,636		$(67,966)		$(39,481)	$(8,502)		$31,879		$(16,104)

									$(0.08)
									$(0.08)
									200,111 (8)
									200,411 (8)

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS
As of March 31, 2004 and for the Quarter Ended March 31, 2004
and the Year Ended December 31, 2003

Unaudited Pro Forma Condensed Consolidated Balance Sheet:

      (a) The historical KSL balance sheet is as of January 31, 2004, KSL’s fiscal quarter end prior to the KSL Acquisition.

      (b) The purchase price for the KSL Acquisition, which occurred on April 2, 2004, has been allocated to the hotel operating assets and liabilities and between land, buildings, equipment, goodwill, and other intangible assets based on the historical financial statements of KSL and the estimates of fair value which have been performed by the Company and from appraisals and preliminary valuation studies performed by third-party consultants. These allocations are subject to change based on the final outcome of the valuation studies. The Unaudited Pro Forma Condensed Consolidated Financial Statements do not reflect all of the anticipated cost savings from the KSL Acquisition or any synergies that are anticipated to result from this transaction, and there can be no assurance that any other savings or synergies will occur. As a result of the KSL Acquisition, the Company has acquired assets with a tax basis that is lower than their carrying value. The Company has not reflected any deferred tax liabilities as a result of this transaction relating to this difference in basis due to its intent to either hold the properties for the required ten-year period or to utilize expected tax benefits from net operating loss carry-forwards or other tax planning strategies.

      The purchase price for the KSL Acquisition has been calculated as follows (in thousands):

Cash paid:
Purchase price for KSL stock	$1,366,000
Closing costs*	12,967
Working capital adjustment**	(8,526)

Total cash paid		1,370,441
Debt assumed		794,000
Reclassification of acquisition fees previously paid to CHC		72,760

		2,237,201
Other liabilities assumed (net of amounts excluded in accordance with the KSL stock purchase agreement)
Obligations under capital leases	38,612
Other liabilities	8,249
Accounts payable and accrued expenses	53,089
Deferred income taxes	39,647
Security deposits and unearned revenues	234,321

Total other liabilities assumed		373,918

Total purchase price		$2,611,119

*	Includes $7.5 million paid to UBS Investment Bank, one of our joint book-running managers, for advisory services in connection with the KSL Acquisition.

**	The purchase price, as defined pursuant to the stock purchase agreement, included an estimated working capital balance and provided for the adjustment of that balance at closing.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      The allocation of the purchase price to the assets acquired as a result of the KSL Acquisition is as follows (in thousands):

Purchase price including transaction costs and assumed liabilities	$2,611,119

Purchase price allocated to:
Operating assets
Restricted cash	$6,449
Receivables, net	43,243
Due from related parties	944
Prepaid expenses and other assets	30,710
Deferred income taxes	9,442

Total operating assets	90,788

Hotel properties
Land	204,710
Buildings	1,181,077
Equipment	88,626

Total hotel properties	1,474,413

Intangible assets and goodwill
Tradenames	170,200
Beneficial operating rights	43,900
Advanced bookings	19,200
Membership contracts	55,400
Goodwill	757,218

Total intangible assets and goodwill	1,045,918

Total purchase price allocation	$2,611,119

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      In accordance with the KSL stock purchase agreement, certain current assets and liabilities included on the historical KSL balance sheet were not acquired by the Company. The following is a summary of the purchase price allocation adjustments, including the effect of these excluded assets and liabilities for the KSL Acquisition (in thousands):

		Purchase
		Price	Pro Forma
	Historical	Allocation	Adjustments

Assets:

Hotel properties, net	$893,764	$1,474,413	$580,649
Cash and cash equivalents	70,626	—	(70,626)
Restricted cash	56,098	6,449	(49,649)
Receivables, net	43,243	43,243	—
Due from related parties	944	944	—
Prepaid expenses and other assets	45,244	30,710	(14,534)
Loan costs, net of amortization	10,140	—	(10,140)
Goodwill	120,125	757,218	637,093
Intangible assets, net	144,198	288,700	144,502
Deferred income taxes	9,442	9,442	—
Liabilities:

Mortgages payable and accrued interest	$794,000	$794,000	$—
Obligations under capital leases	40,317	38,612	(1,705)
Other liabilities	8,249	8,249	—
Accounts payable and accrued expenses	55,550	53,089	(2,461)
Deferred income taxes	39,647	39,647	—
Security deposits and unearned revenues	234,321	234,321	—
Stockholders’ equity	221,740	—	(221,740)

      (c) In connection with the KSL Acquisition the Company financed a portion of the acquisition with the KSL Short-Term Loan of $1.065 billion. The loan bears interest at one-month LIBOR plus 2.75 percent, matures in January 2005 and has a three-month extension provision at the option of the Company. The Company paid $29.1 million consisting of loan origination fees of $12.9 million in connection with obtaining the KSL Short-Term Loan and to set aside $16.2 million in restricted cash to fund the estimated liability relating to a self insurance program for workers’ compensation.

      (d) The purchase price for the Advisor Acquisition has been allocated between assets, liabilities, intangible assets and goodwill based on the historical financial statements of CHC and the initial estimates of fair value which have been performed by the Company. In connection with our initial analysis, we have written off $254.9 million of the excess of the purchase price over the net assets obtained as a contract termination payment. This amount will be recorded as an expense by the Company on the date that the Advisor Acquisition is consummated. The majority of the remainder of the purchase price was allocated to identifiable intangible assets whose values have been estimated by the Company. These allocations are preliminary and may not be indicative of the final allocations by the Company. A change in the final allocation from what is presented in these Unaudited Pro Forma Condensed Consolidated Financial Statements may result in an increase or decrease in contract termination expense or identified intangible assets. The estimated consideration to be paid in connection with the proposed Advisor Acquisition and preliminary adjustments to the

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

historical book value of CHC as a result of the Advisor Acquisition are as follows as of March 31, 2004 (in thousands):

      The purchase price for the Advisor Acquisition has been calculated as follows (in thousands):

Share consideration for CHC (13,365,000 shares valued at $20.00 per share, the midpoint of the range of the initial public offering price on the cover page of this prospectus)	$267,300
Cash consideration	29,700
Transaction costs and fees paid in cash	3,600
Payment of dividend of net equity of CHC to stockholders prior to closing	9,919
Other liabilities assumed (net of amounts excluded in accordance with the Advisor Acquisition Merger Agreement)
Accounts payable and accrued expenses	1,099
Due to related parties	1,515
Assumption of note payable	10,875

Total other liabilities assumed	13,489

Total purchase price	$324,008

      The allocation of the purchase price to the assets acquired as a result of the Advisor Acquisition is as follows (in thousands):

Purchase price including transaction costs and assumed liabilities	$324,008

Purchase price allocated to:
Cash	$4,102
Due from related parties	18,486
Prepaid expenses and other assets	555
Brand	43,200
Employment contracts and assembled workforce in place	2,800

Total assets	69,143
Contract termination payment	254,865

Total purchase price allocation	$324,008

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      The following is a summary of the purchase price allocation adjustments, including the effect of these excluded assets and liabilities for the Advisor Acquisition (in thousands):

		Purchase
		Price	Pro Forma
	Historical	Allocation	Adjustment

Assets:
Investments in unconsolidated subsidiaries	$200	$—	$(200)
Cash and cash equivalents	4,102	4,102	—
Due from related parties	18,486	18,486	—
Prepaid expenses and other assets	555	555	—
Loan costs, net of amortization	65	—	(65)
Intangible assets, net	—	46,000	46,000

Liabilities:
Other notes payable	$10,875	$—	$(10,875)
Accounts payable and accrued expenses	1,099	1,099	—
Due to related parties	1,515	1,515	—
Stockholders’ equity	9,919	—	(9,919)

      (e) Represents adjustments for $18.5 million included in due to related parties and due from related parties for receivables and payables between the Company and CHC, which will eliminate in consolidation upon acquisition of CHC.

      (f) Represents the repurchase of $80.7 million in RFS secured 9.75% notes by the Company through a tender offer which occurred in May 2004.

      (g) Represents unearned compensation recognized with respect to the issuance of 735,000 Restricted Stock Grants and 357,600 shares of deferred stock reserved for issuance that vest over the passage of time in connection with the Omnibus Plan at $20.00 per share, the midpoint of the range of the initial public offering price on the cover page of this Prospectus, offset by a corresponding increase in unearned stock compensation.

      (h) Represents the effects of the Common Stock Offering. In the Common Stock Offering, the Company intends to issue 35,000,000 shares of common stock at $20.00 per share, the midpoint of the range of the initial public offering price on the cover page of this prospectus, for $700.0 million of gross offering proceeds. In connection with the common stock offering, we will incur $43.8 million in underwriting discounts and commissions, $5.2 million in financial advisory fees and $3.9 million in other offering costs, or $52.9 million in the aggregate.

      The net proceeds of this offering, together with $146.9 million drawn on our Secured Revolving Credit Facility, will be used to repay the existing $794.0 million KSL mortgage loan.

      (i) Reflects an increase of $3.6 million in prepaid expenses and other assets for the estimated cost of a new three-year interest rate protection agreement on a portion of the KSL mortgage loan described in note (j) below and a reduction of $4.9 million in other liabilities as a result of a payment to terminate the existing interest rate protection agreements as a result of the repayment of the existing KSL mortgage loans.

      (j) Represents a new mortgage loan of $1.0 billion and the use of such proceeds as well as $65.0 million in existing cash to refinance the KSL Short-Term Loan as well as additional loan costs of $12.5 million which are expected to be incurred to obtain this loan.

      (k) Represents $10.0 million in estimated closing costs on the Secured Revolving Credit Facility.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

Unaudited Pro Forma Condensed Consolidated Statements of Operations:

      (1) For purposes of the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the quarter ended March 31, 2004, the Company’s historical Statement of Income for the quarter ended March 31, 2004, was combined with KSL’s Statement of Income and Comprehensive Income for the three months ended January 31, 2004 (KSL’s fiscal quarter end) and CHC’s Statement of Earnings for the quarter ended March 31, 2004.

      For purposes of the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2003, the Company’s historical Statement of Earnings for the year ended December 31, 2003 was combined with RFS’s historical Statement of Operations for the period from January 1, 2003 to July 10, 2003 (on July 10, 2003 the RFS Acquisition was consummated), KSL’s Statement of Operations and Comprehensive Operations for the twelve months ended October 31, 2003 (KSL’s fiscal year end), and CHC’s Statement of Income for the year ended December 31, 2003, and the results of operations for the properties acquired in the Other 2003 Acquisitions for the period from January 1, 2003 to the date of acquisition for each individual property.

      (2) Reflects additional interest and loan cost amortization expense as a result of the Company’s incurrence of two new mortgage loans aggregating $165.0 million and secured by 26 of the properties acquired in the RFS Acquisition, including estimated debt acquisition costs in connection with the RFS Acquisition. This is offset by a reduction resulting from the repayment of a loan facility of approximately $8.5 million average outstanding during the period from January 1, 2003 to July 10, 2003 and the repayment of secured notes of approximately $41.8 million and $80.7 million through two tender offers by the Company (one of which occurred in the third quarter of 2003 and the other which occurred in the second quarter of 2004). The following is a summary of the interest expense adjustment calculation for the year ended December 31, 2003, (in thousands)*:

		Estimated		Estimated
	Balance	Rate		Interest

Additional interest and loan cost amortization as a result of RFS Acquisition:
New mortgage loan	$130,000	3.24%	**	$2,204
New mortgage loan	35,000	6.00%	***	1,099
Loan cost amortization (including debt acquisition fees) ($6,212 for 3 years)				1,553

Total estimated additional expenses				4,856

Reduction in interest and loan cost amortization as a result of repayment and writeoff of existing RFS loan costs:
Repayment of RFS secured notes through tender offer in 2003	41,770	9.75%		2,131
Repayment of RFS secured notes through tender offer in 2004****	78,450	9.75%		4,003
Loan cost amortization ($7,225 for 3 years)				1,806

Total estimated expense reduction				7,940

Net decrease in interest and loan cost amortization under new debt structure				$(3,084)

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

*	A portion of the new RFS financing was outstanding from July 10, 2003 to September 30, 2003 in the form of an RFS short-term loan. Accordingly, interest expense from this short-term loan is included in the historical results of operation of the Company. A portion of the new RFS financing was used to repay the short-term loan and, therefore, the pro forma adjustment to interest expense only includes the incremental increase in interest.

**	Interest rate is equal to one-month LIBOR plus 189 basis points. One-month LIBOR on July 15, 2004 of 1.35 percent was used to calculate estimated interest expense.

***	Interest rate is equal to one-month LIBOR plus 465 basis points. One-month LIBOR on July 15, 2004 of 1.35 percent was used to calculate estimated interest expense.

****	Interest savings is calculated on face value of notes.

      Represents a $1.9 million reduction in interest expense for the quarter ended March 31, 2004 a result of the Company acquiring $80.7 million of RFS secured notes in 2004 through a tender offer. Also represents a one time charge of $14.0 million for both the quarter ended March 31, 2004 and the year ended December 31, 2003 in connection with this tender for the premium and other fees paid which is recorded as loss on extinguishment of debt.

      In the event that one-month LIBOR increased by one-eighth of one percent, the pro forma adjustment for interest expense for the year ended December 31, 2003 would increase by $30,000 and for the quarter ended March 31, 2004 would increase by $24,000.

      (3) Adjustments for estimated pro forma depreciation and amortization of real estate assets are based on the adjusted basis of hotel property assets after the effect of purchase accounting entries. The following table summarizes the adjustments to depreciation and amortization of the RFS hotel properties (in thousands):

Purchase price of RFS hotel properties:	$683,802

Estimated allocation between land, buildings and equipment:
Land	$70,646
Buildings	554,066
Equipment	59,090

Total	$683,802

Annual estimated depreciation expense Buildings (40 years)	$7,248
Equipment (3 years)	10,307

Total estimated depreciation expense	17,555
Less historical RFS depreciation expense	(14,805)

Estimated adjustment to depreciation expense	$2,750

      (4) Represents severance and termination costs of approximately $17.2 million (including approximately $11.6 million in severance costs, approximately $4.5 million in advisory fees and approximately $1.1 million in other miscellaneous fees) included in the RFS historical results that was incurred by RFS prior to its acquisition by the Company. These amounts have been excluded as they are directly related to the RFS Acquisition and are not applicable to ongoing operations acquired by the Company. During 2003, in connection with the RFS Acquisition, the Company paid $2.5 million to Banc of America Securities LLC, one of our joint book-running managers, for advisory services in connection with the RFS Acquisition.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      (5) For the year ended December 31, 2003, the amount represents adjustments to revenues and expenses in connection with the Other 2003 Acquisitions which are leased to taxable REIT subsidiaries of the Company which results in aggregate revenues of approximately $273.0 million and aggregate expenses of approximately $197.9 million.

      The following presents the date the Other 2003 Acquisitions occurred:

Date Acquired by the Company

Hyatt Regency Coral Gables	February 20, 2003
Hilton Rye Town	February 20, 2003
Embassy Suites Orlando Airport	February 20, 2003
Embassy Suites Crystal City	February 20, 2003
Embassy Suites Santa Clara	February 20, 2003
JW Marriott New Orleans	April 21, 2003
Seattle Marriott Waterfront*	May 23, 2003
Dallas/ Plano Marriott at Legacy Town Center	August 15, 2003
Hyatt Regency Dearborn	August 28, 2003
Baltimore-Washington International Airport Marriott	August 29, 2003
Courtyard Crystal City	August 29, 2003
Hampton Inn Chelsea — Manhattan*	August 29, 2003
Hyatt Regency Montreal	December 15, 2003
Hilton La Jolla Torrey Pines	December 17, 2003
Capital Hilton	December 17, 2003
Hotel del Coronado	December 18, 2003

*	Newly constructed property for which no revenues or expenses existed during the pro forma period.

      (6) Represents incremental increase in depreciation expense of the building and the furniture, fixture and equipment (“FF&E”) portions from the Other 2003 Acquisitions calculated on the straight-line basis in the amount of approximately $25.5 million. The buildings and FF&E are depreciated over useful lives of 40 and seven years, respectively.

      The following presents the amount of land, building and FF&E for each of the Other 2003 Acquisitions (in thousands):

	Land	Building	FF&E

Hyatt Regency Coral Gables	$5,195	$29,624	$3,580
Hilton Rye Town	7,500	59,227	7,986
Embassy Suites Orlando Airport	1,368	10,128	1,366
Embassy Suites Crystal City	5,425	36,181	4,666
Embassy Suites Santa Clara	6,926	35,643	4,776
JW Marriott New Orleans	—*	83,835	14,820
Seattle Marriott Waterfront	12,037	74,033	7,242
Dallas/ Plano Marriott at Legacy Town Center	5,930	45,567	7,272
Hyatt Regency Dearborn	4,176	53,744	7,585
Baltimore-Washington International Airport Marriott	3,894	63,689	6,402

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

	Land	Building	FF&E

Courtyard Crystal City	8,373	26,322	2,448
Hampton Inn Chelsea — Manhattan	3,000	22,292	3,188
Hyatt Regency Montreal	8,451	54,408	9,105
Hilton La Jolla Torrey Pines	27,416	71,667	9,193
Capital Hilton	11,807	83,488	9,934
Hotel del Coronado	68,549	223,824	33,024

*	The JW Marriott in New Orleans is located on a leased parcel of land.

      (7) Represents additional interest expense of $29.6 million relating to mortgage loans incurred or assumed by the Company in connection with the Other 2003 Acquisitions since December 31, 2002 totaling $785.2 million with a weighted average interest rate of 5.54 percent for an average period of 7.5 months.

      The following is a summary of these loans and the estimated interest expense for the year ended December 31, 2003:

		Date	Estimated Rate	Balance when	Estimated Interest
Description	Collateral	Incurred/Assumed	During 2003	Incurred/Assumed	in 2003

				(In thousands)	(In thousands)
Mortgage Loan	8 properties	June 2003	6.53%	$81,630	$2,643
Mortgage Loan	1 property	September 2003	8.08%	46,700	1,142
Mortgage Loan	1 property	May 2003	8.11%	28,891	1,509
Mortgage Loan	4 properties	February 2003	5.95%	145,000	1,182
Mortgage Loan	1 property	March 2004	5.60%	32,500	2,000
Mortgage Loan	2 properties	December 2003	6.77%	127,200	8,253
Mortgage Loan	1 property	March 2004	5.94%	33,301	1,897
Mortgage Loan	1 property	December 2003	3.94%	290,000	10,988

Total				$785,222	$29,614

      The following is a summary of these loans and the estimated interest expense for the quarter ended March 31, 2004:

			Estimated Rate	Balance When	Estimated Interest
Description	Collateral	Date Incurred	During 2004	Incurred	in 2004

Mortgage Loan	1 property	March 2004	5.60%	$32,500	$379
Mortgage Loan	1 property	March 2004	5.94%	33,301	412

Total				$65,801	$791

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      (8) Historical earnings per share for the quarter ended March 31, 2004 was calculated based upon the weighted average number of shares of common stock outstanding during the quarter ended March 31, 2004. As a result of receipt of gross proceeds from the Prior Offering, shares issued in connection with the Advisor Acquisition and the Restricted Stock Grant, pro forma earnings per share were calculated based upon the weighted average number of shares of common stock outstanding, adjusted as if the shares were outstanding on January 1, 2004. The following is a reconciliation of outstanding shares and weighted average shares outstanding:

		Basic	Diluted
		Weighted	Weighted
	Outstanding	Average	Average

Historical common stock as of March 31, 2004	303,080	271,413	271,413
Push back of shares the proceeds of which were used for the KSL Acquisition	—	32,008	32,008
Adjustment for Reverse Stock Split	(151,540)	(151,711)	(151,711)
Additional shares from Common Stock Offering	35,000	35,000	35,000
Additional shares from Restricted Stock Grants	110	35	110
Additional shares for Advisor Acquisition	13,365	13,365	13,365

Total pro forma shares	200,015	200,110	200,185

      Historical earnings per share for the year ended December 31, 2003 were calculated based upon the weighted average number of shares of common stock outstanding during the year ended December 31, 2003. As a result of receipt of gross proceeds from the Prior Offering and the shares issued in connection with the Advisor Acquisition and the Restricted Stock Grants, pro forma earnings per share were calculated based upon the weighted average number of shares of common stock outstanding, as adjusted for the number of shares sold in the Prior Offering to finance the Other 2003 Acquisitions and other investments described in Notes above as if the shares were outstanding January 1, 2003. The following is a reconciliation of outstanding shares and weighted average shares outstanding (in thousands):

		Basic	Diluted
		Weighted	Weighted
	Outstanding	Average	Average

Historical common stock as of December 31, 2003	242,243	172,449	172,449
Push back of shares the proceeds of which were used for the Other 2003 Acquisitions	N/A	70,136	70,136
Additional shares from Prior Offering*	60,837	60,837	60,837
Adjustment for Reverse Stock Split	(151,541)	(151,712)	(151,712)
Additional shares from Common Stock Offering	35,000	35,000	35,000
Additional shares from Restricted Stock Grants	336	36	336
Additional shares for Advisor Acquisition	13,365	13,365	13,365

Total pro forma shares	200,240	200,111	200,411

*	Reflects issuance of 61.5 million shares offset by the redemption of 0.7 million shares.

      (9) Represents other income of $667,000 from credit enhancement revenue during the year ended December 31, 2003 related to two of the Other 2003 Acquisitions that did not achieve their targeted minimum operating returns. No proforma credit enhancement revenue existed for the quarter ended March 31, 2004.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      (10) Represents the minority interest share of net income of eleven of the Other 2003 Acquisitions through four joint ventures during the year ended December 31, 2003.

      (11) For the quarter ended March 31, 2004, reflects the estimated increase in interest expense and loan cost amortization expense resulting from the KSL Short-Term Loan (see Note (c) to the Unaudited Pro Forma Condensed Consolidated Balance Sheet) of approximately $1.065 billion obtained in the KSL Acquisition (including amortization of loan costs). The following is a summary of the interest and loan cost amortization expense calculation (in thousands):

		Estimated	Estimated
	Balance	Rate	Interest

Additional interest and loan cost amortization as a result of KSL Acquisition:
Estimated interest on KSL Short-Term Loan	$1,065,000	4.10%*	$10,916
Estimated loan cost amortization ($12,900 for 3 years)			1,075

Total estimated additional expenses			$11,991

*	Interest expense is one-month LIBOR plus 275 basis points. One-month LIBOR on July 15, 2004 of 1.35 percent was used to calculate estimated interest expense.

      In the event that interest rates on the KSL Short-Term Loan increase by one-eighth of one percent, the pro forma adjustment for interest expense for the quarter ended March 31, 2004 would increase by approximately $333,000.

      For the year ended December 31, 2003, reflects the estimated increase in interest expense and loan cost amortization expense resulting from the KSL Short-Term Loan (including amortization of loan costs). The following is a summary of the interest and loan cost amortization expense calculation (in thousands):

		Estimated	Estimated
	Balance	Rate	Interest

Additional interest and loan cost amortization as a result of KSL Acquisition:
Estimated interest on KSL Short-Term Loan	$1,065,000	4.10%*	$43,665
Estimated loan cost amortization ($12,900 for 3 years)			4,300

Total estimated additional expenses			$47,965

*	Interest expense is one-month LIBOR plus 275 basis points. One-month LIBOR on July 15, 2004 of 1.35 percent was used to calculate estimated interest expense.

      In the event that one-month LIBOR increases by one-eighth of one percent, the pro forma adjustment for interest expense would increase by approximately $1.3 million.

      (12) Adjustments for estimated pro forma depreciation and amortization of real estate assets relating to the KSL Acquisition are based on the adjusted basis of hotel assets and liabilities. The Company has estimated these amounts, including intangible assets and goodwill based on the historical financial statements of KSL, third-party appraisals and preliminary valuation studies obtained from third-party consultants. These allocations are subject to change based on the final purchase price allocation.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the estimated adjustments to depreciation and amortization of real estate assets relating to the KSL Acquisition (in thousands):

Value Assigned
to PP&E,
Intangibles and
Goodwill

Historical net book values of KSL properties, intangible assets and goodwill	$1,158,087
Allocation of purchase price to hotel properties, intangible assets and goodwill	1,362,244

Estimated assigned value of KSL properties, intangible assets and goodwill after application of purchase accounting	$2,520,331

Purchase Price
Allocation

Estimated allocation between land, buildings and equipment, intangible assets and goodwill:
Land	$204,710
Buildings	1,181,077
Equipment	88,626
Trade names with indefinite lives	170,200
Beneficial operating rights (29.7 years)	43,900
Advanced bookings (7.2 years)	19,200
Memberships contracts (14.9 years)	55,400
Goodwill	757,218

Total	$2,520,331

	For the Quarter Ended	For the Year Ended
	March 31, 2004	December 31, 2003

Estimated depreciation and amortization expense
Buildings (40 years)	$7,381	$29,527
Equipment (7 years)	3,165	12,661
Beneficial operating rights (29.7 years)	370	1,478
Advanced bookings (7.2 years)	667	2,667
Membership contracts (14.9 years)	930	3,718

Total estimated depreciation and amortization expense	12,513	50,051
Less historical KSL depreciation and amortization expense	(15,284)	(59,567)

Estimated adjustment to depreciation expense	$(2,771)	$(9,516)

      (13) Represents estimated management fees that the Company will incur to third-party management companies for the six properties acquired as a result of the KSL Acquisition. Management fees are estimated at 2.0 percent of total hotel revenues of these properties (estimated using revenues of $124.3 million achieved by KSL historically for its quarter ended January 31, 2004 and $466.7 million achieved by KSL historically for its year ended October 31, 2003) based on interim management agreements with affiliates of KSL. The adjustment for estimated management fees was approximately $2.5 million and $9.3 million for the quarter ended March 31, 2004 and the year ended December 31, 2003, respectively.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      (14) Includes a reduction of $3.8 million and $26.6 million for KSL historical corporate employee compensation expense for the quarter ended March 31, 2004 and the year ended December 31, 2003, respectively, relating to the employment costs that will not be incurred in connection with the interim management contract executed for the properties.

      (15) Represents the estimated incremental increase of $700,000 and $2.8 million in property taxes, for the quarter ended March 31, 2004 and the year ended December 31, 2003, respectively, that the Company expects to incur as a result of the KSL Acquisition.

      (16) Reflects adjustments to remove the historical income tax expense of $4.0 million recorded in the historical KSL Statement of Income and Comprehensive Income during the quarter ended March 31, 2004 and the income tax benefit of $4.0 million recorded in the historical KSL Statement of Operations and Comprehensive Operations during the year ended December 31, 2003, which is not expected to be applicable to the Company under its REIT structure. The Company does not anticipate that its taxable REIT subsidiaries (“TRS”) created under the KSL Acquisition would have produced significant taxable income as a result of the completion of the KSL Acquisition and therefore no corresponding pro forma adjustment was made.

      (17) Represents the estimated incremental increase in sales and use tax of $713,000 and $2.8 million for the quarter ended March 31, 2004 and the year ended December 31, 2003, respectively, as a result of the TRS structure that was implemented after the completion of the KSL Acquisition. The Company expects to pay state and local sales and use tax on the personal property portion of the rents paid from TRS lessees to its landlord entities. Certain states also require sales and use tax to be paid based on the real estate portion of rental payments from TRS entities. These taxing authorities generally allow an exemption for properties used by hotel operators to the extent that such property is re-leased to hotel guests (the proportion of total room square footage to total hotel square footage).

      (18) Represents the elimination of fees historically paid by the Company to CHC during the quarter ended March 31, 2004 for the following in connection with the Advisor Acquisition:

Acquisition fees from the sale of common stock	$27,653
Acquisition fees for the acquisition of permanent financing	2,730
Development fees	664
Asset management fees	5,048
Other	434

Total	$36,529

      Represents the elimination of fees historically paid by the Company to the CHC during the year ended December 31, 2003 for the following in connection with the Advisor Acquisition:

Acquisition fees from the sale of common stock	$52,188
Acquisition fees for the acquisition of permanent financing	42,167
Development fees	2,421
Asset management fees	12,782
Other	1,575

Total	$111,133

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      Acquisition fees from the sale of common stock and the incurrence of debt as well as development fees were historically capitalized to the value of hotel properties by the Company and depreciated over the estimated useful life of the Properties. Asset management fees were expensed as incurred by the Company.

      (19) Represents the elimination of asset management fee expense of $4.9 million and $12.8 million during the quarter ended March 31, 2004 and the year ended December 31, 2003, respectively, that was historically paid by the Company to CHC and will not be incurred as a result of the Advisor Acquisition and depreciation expense of $843,000 and $2.3 million during the quarter ended March 31, 2004 and the year ended December 31, 2003, respectively, that was historically incurred by the Company, which specifically relates to depreciation charged on acquisition fees and development costs paid to CHC and capitalized. Also represents $70,000 and $280,000 during the quarter ended March 31, 2004 and the year ended December 31, 2003, respectively, of amortization with respect to the value assigned to employment contracts and workforce in place over 10 years.

      (20) Represents a reduction of $16.8 million and $31.9 million during the quarter ended March 31, 2004 and the year ended December 31, 2003, respectively, corporate service fees that were historically payable by CHC to a related party based on a percentage of equity sales. This arrangement will terminate upon consummation of the Advisor Acquisition.

      (21) Represents a reduction in interest expense of $452,000 and $2.0 million during the quarter ended March 31, 2004 and the year ended December 31, 2003, respectively, from the repayment of a note payable of $10.9 million as of March 31, 2004 which will be repaid upon the completion of the Advisor Acquisition and which had an outstanding balance as of $11.3 million as of December 31, 2003.

      (22) Represents the removal of income tax expense of $5.2 million and $23.6 million historically incurred by CHC during the quarter ended March 31, 2004 and the year ended December 31, 2003, respectively. CHC would not have generated taxable income during the pro forma period due to the elimination of its revenue from the Company.

      (23) Represents compensation expense relating to the fixed awards granted under the Omnibus Plan which is being recognized over the applicable vesting periods as follows (in thousands):

				Compensation Expense

				Twelve Months	Quarter
			Vesting	Ended	Ended
	No. of Shares	Value of Shares	Percentage	12/31/03	3/31/04

Directors	35	$700	100.0%	$700	$700
Restricted grants	700	14,000	33.3%	4,667	1,166
Incentive grants	358	7,152	28.5%	2,038	510

	1,093	$21,852		$7,405	$2,376

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      (24) Reflects the adjustments to interest expense and loan cost amortization based on the commitment from a lender that the Company has received to refinance the KSL Short-Term Loan. The following is the estimated effect for the quarter ended March 31, 2004 (in thousands):

		Estimated		Estimated
	Balance	Rate		Interest

Additional interest and loan cost amortization as a result of 2004
Financing Transaction:
Estimated interest on new permanent financing — fixed	$500,000	5.85%	*	$7,311
Estimated interest on new permanent financing — floating	500,000	3.75%	**	4,688
Estimated incremental increase in loan cost amortization ($12,500 for 3 years)				1,042

Total estimated additional expenses				$13,041

Reduction in interest expense as a result refinancing the KSL
Short-Term Loan (from above)	(1,065,000)	4.10%		$(10,916)
Annual loan cost amortization				—

Total estimated expense reduction				(10,916)

Net increase in interest and loan cost amortization as a result of the 2004 Financing Transaction				$2,125

*	We intend to enter into interest rate protection agreements with respect to this loan that would fix the interest rate to 5.85% for three years.

**	Interest expense is one-month LIBOR plus 240 basis points. One-month LIBOR on July 15, 2004 of 1.35 percent was used to calculate estimated interest expense.

      In the event that one-month LIBOR increases by one-eighth of one percent, the pro forma adjustment for interest expense would decrease by approximately $177,000. Note that the estimated amortization of the cost of new interest rate protection agreements described in Note (i) to the Unaudited Pro Forma Condensed Consolidated Balance Sheet was insignificant during the first year of the protection agreement term and therefore no adjustment is made with respect thereto.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      The following is the estimated effect for the year ended December 31, 2003 (in thousands):

		Estimated		Estimated
	Balance	Rate		Interest

Additional interest and loan cost amortization as a result of 2004
Financing Transaction:
Estimated interest on new permanent financing — fixed	$500,000	5.85%	*	$29,250
Estimated interest on new permanent financing — floating	500,000	3.75%	**	18,750
Estimated incremental increase in loan cost amortization ($12,500 for 3 years)				4,167

Total estimated additional expenses				$52,167

Reduction in interest expense as a result refinancing the KSL
Short-Term Loan (from above)	(1,065,000)	4.10%		$(43,665)
Annual loan cost amortization				—

Total estimated expense reduction				(43,665)

Net increase in interest and loan cost amortization as a result of the 2004 Financing Transaction				$8,502

*	We intend to enter into interest rate protection agreements with respect to this loan that would fix the interest rate to 5.85% for three years.

**	Interest expense is one-month LIBOR plus 240 basis points. One-month LIBOR on July 15, 2004 of 1.35 percent was used to calculate estimated interest expense.

      In the event that one-month LIBOR increases by one-eighth of one percent, the pro forma adjustment for interest expense would decrease by approximately $706,000. Note that the estimated amortization of the cost of new interest rate protection agreements described in Note (i) to the Unaudited Pro Forma Condensed Consolidated Balance Sheet was insignificant during the first year of the protection agreement term and therefore no adjustment is made with respect thereto.

      (25) Represents the expected reduction in interest expense of $11.2 million during the quarter ended March 31, 2004 and $45.0 million during the year ended December 31, 2003 from the repayment of KSL’s existing $794.0 million mortgage loan with proceeds from the Common Stock Offering and cash of $146.9 million drawn on the Secured Revolving Credit Facility (See Note (h)) at the historical weighted average interest rate of 5.66 percent.

      (26) Represents estimated interest expense of $1.4 million and $5.7 million during the quarter ended March 31, 2004 and the year ended December 31, 2003, respectively, on the Secured Revolving Credit Facility. This loan bears interest at a rate of LIBOR plus 2.50% (LIBOR was 1.35% as of July 15, 2004).

      (27) Represents $1.9 million in proxy solicitation costs which are expected to be incurred by the Company.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

CNL Hospitality Properties, Inc.

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of stockholders’ equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of CNL Hospitality Properties, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards Interpretation No. 46R, “Consolidation of Variable Interest Entities”, in 2003.

/s/ PRICEWATERHOUSECOOPERS LLP

Orlando, Florida

March 12, 2004

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

	(In thousands except per
	share data)
ASSETS
Hotel and resort properties, net	$3,357,376	$1,379,588
Investments in unconsolidated subsidiaries	30,714	59,369
Real estate held for sale	29,550	—
Cash and cash equivalents	147,694	52,941
Restricted cash	60,105	21,795
Receivables, net	55,410	16,670
Goodwill and other intangible assets, net	82,997	—
Prepaid expenses and other assets	68,388	28,283
Loan costs, less accumulated amortization of $5,881 and $2,719, respectively	18,918	6,786
Deferred income taxes, less valuation allowance of $10,098 and $4,314, respectively	25,826	—

	$3,876,978	$1,565,432

LIABILITIES AND STOCKHOLDERS’ EQUITY

Mortgages payable and accrued interest	$1,499,988	$401,765
Other notes payable	150,289	29,739
Line of credit	24,073	24,079
Accounts payable and accrued expenses	68,909	24,107
Other liabilities	11,847	6,569
Due to related parties	11,570	2,505
Security deposits and unearned revenues	12,443	12,883

Total liabilities	1,779,119	501,647

Commitments and contingencies
Minority interests	157,118	49,462

Stockholders’ equity:
Preferred stock, without par value
Authorized and unissued 3,000 shares	—	—
Excess shares, $.01 par value per share
Authorized and unissued 63,000 shares	—	—
Common stock, $.01 par value per share
Authorized 450,000 shares; issued 243,752 and 126,802 shares, respectively; outstanding 242,243 and 126,009 shares, respectively	2,424	1,260
Capital in excess of par value	2,164,275	1,115,745
Accumulated distributions in excess of net earnings	(222,334)	(98,366)
Accumulated other comprehensive loss	(3,624)	(4,316)

Total stockholders’ equity	1,940,741	1,014,323

	$3,876,978	$1,565,432

See accompanying notes to consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended December 31,

	2003	2002	2001

	(In thousands except per share data)
Revenues:
Room	$364,181	$134,646	$11,864
Food and beverage	98,198	26,225	5,390
Other hotel and resort operating departments	27,769	9,251	1,443
Rental income from operating leases	35,263	37,341	61,031
Credit enhancement revenue	24,763	10,279	—
Interest and other income	6,966	7,784	9,289

	557,140	225,526	89,017

Expenses:
Room	87,114	32,574	4,357
Food and beverage	75,457	20,126	3,800
Other hotel and resort operating departments	17,616	4,431	628
Property operations	110,857	36,454	3,799
Repairs and maintenance	25,314	6,842	697
Hotel and resort management fees	16,644	5,898	494
Sales and marketing	36,691	11,805	1,809
Interest and loan cost amortization	61,202	24,718	16,098
General operating and administrative	10,107	6,060	3,603
Asset management fees to related party	12,782	6,696	3,327
Depreciation and amortization	76,714	36,217	21,818

	530,498	191,821	60,430

Income from continuing operations before equity in losses of unconsolidated subsidiaries and minority interests’ (income) loss	26,642	33,705	28,587
Equity in losses of unconsolidated subsidiaries	(23,970)	(17,256)	(7,968)
Minority interests’ (income) loss	778	(639)	(1,291)

Income from continuing operations before benefit from income taxes	3,450	15,810	19,328
Benefit from income taxes	1,321	—	—

Income from continuing operations	4,771	15,810	19,328
Income from discontinued operations	1,222	—	—

Net earnings	$5,993	$15,810	$19,328

Earnings per share of common stock (basic and diluted):
Continuing operations	$0.02	$0.16	$0.30
Discontinued operations	$0.01	$—	$—

	$0.03	$0.16	$0.30

Weighted average number of shares of common stock outstanding:
Basic and diluted	172,449	97,874	64,458

See accompanying notes to consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME
Years Ended December 31, 2003, 2002 and 2001

	Common Stock			Accumulated
			Capital in	Distributions	Accumulated Other
	Number of	Par	Excess of	in Excess of	Comprehensive		Comprehensive
	Shares	Value	Par Value	Net Earnings	Loss	Total	Income

	(In thousands, except per share data)
Balance at December 31, 2000	49,002	$490	$432,403	$(10,878)	$—	$422,015
Subscriptions received for common stock through public offerings and distribution reinvestment plan	28,607	286	285,783	—	—	286,069	$—
Retirement of common stock	(251)	(3)	(2,310)	—	—	(2,313)	—
Stock issuance costs	—	—	(34,724)	—	—	(34,724)	—
Net earnings	—	—	—	19,328	—	19,328	19,328
Current period adjustments to recognize value of cash flow hedges	—	—	—	—	(1,190)	(1,190)	(1,190)

Total comprehensive income	—	—	—	—	—	—	$18,138

Distributions declared and paid ($.77 per share)	—	—	—	(48,409)	—	(48,409)

Balance at December 31, 2001	77,358	$773	$681,152	$(39,959)	$(1,190)	$640,776

Subscriptions received for common stock through public offerings and distribution reinvestment plan	48,911	489	488,622	—	—	489,111	$—
Retirement of common stock	(260)	(2)	(2,389)	—	—	(2,391)	—
Stock issuance costs	—	—	(51,640)	—	—	(51,640)	—
Net earnings	—	—	—	15,810	—	15,810	15,810
Current period adjustments to recognize value of cash flow hedges	—	—	—	—	(3,126)	(3,126)	(3,126)

Total comprehensive income	—	—	—	—	—	—	$12,684

Distributions declared and paid ($.78 per share)	—	—	—	(74,217)	—	(74,217)

Balance at December 31, 2002	126,009	$1,260	$1,115,745	$(98,366)	$(4,316)	$1,014,323

Subscriptions received for common stock through public offerings and distribution reinvestment plan	116,950	1,171	1,168,325	—	—	1,169,496	$—
Retirement of common stock	(716)	(7)	(6,584)	—	—	(6,591)	—
Stock issuance costs	—	—	(113,211)	—	—	(113,211)	—
Net earnings	—	—	—	5,993	—	5,993	5,993
Current period adjustment to recognize change in value of cash flow hedges	—	—	—	—	554	554	554
Current period adjustment to recognize change in value of foreign operations investment hedge	—	—	—	—	(791)	(791)	(791)
Translation adjustment from foreign operations	—	—	—	—	929	929	929

Total comprehensive income	—	—	—	—	—	—	$6,685

Distributions declared and paid ($.78 per share)	—	—	—	(129,961)	—	(129,961)

Balance at December 31, 2003	242,243	$2,424	$2,164,275	$(222,334)	$(3,624)	$1,940,741

See accompanying notes to consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2003	2002	2001

	(In thousands)
Cash flows from operating activities:
Net earnings	$5,993	$15,810	$19,328
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	76,714	36,217	21,818
Amortization	3,337	1,593	1,277
Distributions from investment in unconsolidated subsidiaries, net of equity in earnings/losses	33,070	27,586	9,817
Minority interest	(778)	639	1,291
Utilization of deferred tax asset	(1,321)	—	—
Changes in operating assets and liabilities, net of effects of business acquisitions:
Receivables	(33,298)	(13,344)	(1,265)
Due from related parties	—	(1,158)	—
Prepaid expenses and other assets	(1,122)	(2,417)	270
Accrued rental income	(421)	306	(8)
Accounts payable and accrued expenses	17,182	11,626	3,713
Due to related parties	9,065	1,460	(333)
Credit enhancements	4,906	2,056	—–
Security deposits	(993)	(2,978)	4,036
Rents paid in advance	553	(736)	(1,536)

Net cash provided by operating activities	112,887	76,660	58,408

Cash flows from investing activities:
Additions to hotel Properties	(1,224,313)	(446,520)	(351,621)
RFS Acquisition	(450,350)	—	—
Investment in unconsolidated subsidiaries	(727)	(53,099)	(30,804)
Additions to goodwill and other intangible assets	(83,000)	—	—
Acquisition of additional interest in Hotel Investors, net of Hotel Investors’ cash	—	—	(32,884)
Deposit on Property and other investments	(24,985)	(10,300)	—
Increase in restricted cash	(29,241)	(12,425)	(6,106)
Increase (decrease) in other assets	(81,996)	(29,643)	(11,611)

Net cash used in investing activities	(1,894,612)	(551,987)	(433,026)

See accompanying notes to consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Years Ended December 31,

	2003	2002	2001

	(In thousands)
Cash flows from financing activities:
Net (repayments)/ proceeds from borrowings on line of credit	$(6)	$16,579	$7,500
Payment of loan costs	(9,751)	(2,395)	(4,932)
Proceeds from mortgage loans and other notes payable	866,912	118,720	137,990
Principal payments on mortgage loans	(4,730)	(1,931)	(1,184)
Payments on other notes, net of borrowings	(2,533)	(26,607)	—
Net contributions from minority interests	107,233	14,570	37,729
Subscriptions received from stockholders	1,169,496	489,111	286,069
Distributions to stockholders	(129,961)	(74,217)	(48,409)
Due from related parties — offering expenses	—	—	(1,411)
Distributions to minority interest	(380)	(530)	(2,896)
Retirement of common stock	(6,591)	(2,391)	(2,313)
Payment of stock issuance costs	(113,211)	(51,640)	(34,724)

Net cash provided by financing activities	1,876,478	479,269	373,419

Net increase (decrease) in cash and cash equivalents	94,753	3,942	(1,199)
Cash and cash equivalents at beginning of year	52,941	48,999	50,198

Cash and cash equivalents at end of year	$147,694	$52,941	$48,999

See accompanying notes to consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Years Ended December 31,

	2003	2002	2001

	(In thousands)
Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$54,315	$22,274	$16,597

Supplemental schedule of non-cash investing activities:
RFS Acquisition Purchase accounting:
Assets acquired:
Cash and cash equivalents	$5,612	$—	$—
Restricted cash	9,069	—	—
Accounts receivable	5,442	—	—
Loan costs	5,544	—	—
Prepaid expenses and other assets	8,595	—	—
Deferred tax asset	24,505	—	—
Hotel properties	713,352	—	—

Total	$772,119	$—	$—

Liabilities assumed:
Accounts payable and accrued expenses	$23,207	$—	$—
Mortgages payable	160,731	—	—
Other notes payable	124,021	—	—

Total	$307,959	$—	$—

Net assets acquired	$464,160	$—	$—

Net of cash	$458,548	$—	$—

Hotel Properties acquired as a result of the RFS Acquisition classified as Real Estate Held for Sale	$29,550	$—	$—

Amounts incurred but not paid for construction in progress	$6,827	$4,175	$6,601

Allocation of acquisition fees included in other assets to investment in hotel Properties and unconsolidated subsidiaries and operating leases	$77,014	$21,879	$10,657

Supplemental schedule of non-cash financing activities:
Non-cash reduction in TIF Note	$360	$1,227	$—

Assumption of other liabilities with Crestline lease assumption	$—	$3,576	$—

Distributions declared not paid to minority interest at year end	$—	$106	$88

Loans assumed as a result of the acquisition of Properties	$75,571	$9,327	$6,736

(Decrease) increase in assets related to value of cash flow hedge	$—	$(792)	$258

Obligations under capital leases acquired during the period	$—	$115	$125

See accompanying notes to consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2003, 2002 and 2001

1.	Organization:

      CNL Hospitality Properties, Inc. is a corporation which was organized pursuant to the laws of the State of Maryland on June 12, 1996 and operates for federal income tax purposes as a real estate investment trust (a “REIT”). The terms “Company” or “Registrant” include, unless the context otherwise requires, CNL Hospitality Properties, Inc., CNL Hospitality Partners, LP, CNL Hospitality GP Corp., CNL Hospitality LP Corp., each of their subsidiaries and several consolidated partnerships and joint ventures. Various other wholly or majority owned subsidiaries are expected to be formed in the future, primarily for purposes of acquiring or developing hotel and resort properties (“Properties”).

      As of December 31, 2003 the Company owned 106 Properties directly and 24 Properties through equity investment interests. The Company leases most of its Properties to taxable REIT subsidiary (“TRS”) entities and contracts with third-party hotel and resort management companies to operate these Properties. Hotel and resort operating revenues and expenses for these Properties are included in the consolidated results of operations. Other Properties are leased on a triple-net basis to unrelated third-party tenants who operate the Properties or contract with hotel and resort managers to operate their hotel and resort Property. Rental income from operating leases is included in the consolidated results of operations for these Properties.

2.	Summary of Significant Accounting Policies:

      Principles of Consolidation — The accompanying consolidated financial statements include the accounts of CNL Hospitality Properties, Inc., and each of its wholly or majority owned subsidiaries. In accordance with the provisions of Statement of Financial Accounting Standards Interpretation No. 46 (“FIN 46R”), “Consolidation of Variable Interest Entities”, the Company also consolidates joint ventures for which the Company is the primary beneficiary. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets excluding variable interests. All significant intercompany balances and transactions have been eliminated in consolidation. Interests of third parties are reflected as minority interests for these variable interest entities. FIN 46R does not require restatement of previously issued financial statements, however, the Company has restated prior years’ consolidated financial statements to reflect the consolidation of previously unconsolidated subsidiaries in order to maintain comparability between the periods presented in the consolidated financial statements and the accompanying notes. These restatements had no effect on stockholders’ equity, net earnings or related per share amounts for all periods presented.

      The following is a summary of this restatement of the previously filed consolidated financials statements:

Financial Statements	Effect of FIN 46R

Balance Sheet	Increase in hotel and resort Properties offset by a reduction in investments in unconsolidated subsidiaries.
Balance Sheet	Increase in mortgages and other notes payable for loans which were previously not consolidated.
Balance Sheet	Adjustments to hotel and resort operating assets and liabilities.
Balance Sheet	Increase in minority interest to reflect the interests of the minority partners in the newly consolidated subsidiaries.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

Financial Statements	Effect of FIN 46R

Stmt. of Earnings	Increase in hotel and resort revenues from previously unconsolidated Properties.
Stmt. of Earnings	Increase in hotel and resort expenses from previously unconsolidated Properties.
Stmt. of Earnings	Increase in depreciation expense from previously unconsolidated Properties.
Stmt. of Earnings	Increase in interest expense from loans held by previously unconsolidated subsidiaries.
Stmt. of Earnings	Increase in general and administrative and other expenses which were previously not consolidated.
Stmt. of Earnings	Adjustment to minority interest representing the interest in income or losses that is allocated to minority partners of the newly consolidated subsidiaries.
Stmt. of Earnings	Adjustment to equity in losses of unconsolidated subsidiaries for the removal of income of losses from subsidiaries that are now consolidated.
Stmt. of Cash Flows	Adjustments to changes in operating assets and liabilities of the newly consolidated subsidiaries.
Stmt. of Cash Flows	Increase in depreciation expense as a result of the newly consolidated Properties.
Stmt. of Cash Flows	Reduction in distributions from investment in unconsolidated subsidiaries, net of equity in earnings/losses. These distributions are no longer separately reflected since their operations are consolidated in the accounts of the Company.
Stmt. of Cash Flows	Increase in additions to hotel and resort Properties and a decrease in investments in unconsolidated subsidiaries as a result of the consolidation of these subsidiaries.

      Revenue Recognition — Revenues are recognized when rooms are occupied and the services have been performed. Cash received from customers for events occurring after the end of each respective year have been recorded as deposits and is included in accounts payable and accrued expenses in the accompanying consolidated financial statements.

      Lease Accounting — Certain Properties are leased to, and operated by, unrelated third-party tenants on a “triple-net” basis, whereby the tenant is generally responsible for all Property operating expenses, including property taxes, insurance, and maintenance and repairs. These third-party Property leases are accounted for as operating leases. When minimum lease payments vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term. Accrued rental income, included in other assets, represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled payments to date.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

      Foreign Currency Translation — The results of operations for foreign locations are maintained in the local currency and translated using the average exchange rates during the period. Assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. The resulting translation adjustments are reflected in stockholders’ equity as a cumulative foreign currency translation adjustment, a component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included in the accompanying consolidated statements of earnings.

      Hotel and Resort Properties — Hotel and resort properties are generally comprised of land, buildings, and equipment and are recorded at historical cost. The cost of improvements and betterments and any interest incurred during the construction or renovation periods are capitalized. Costs of repairs and maintenance are expensed as incurred.

      Buildings and equipment are generally depreciated on the straight-line method over their estimated useful lives of 40 and seven years, respectively. When the Properties or equipment are sold, the related cost and accumulated depreciation will be removed from the accounts and any gain or loss from sale will be reflected as income.

      Impairment of Long-Lived Assets — Long-lived assets are tested for recoverability at least annually or whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The assessment is based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. If impairment is recognized, the adjusted carrying amount of a long-lived asset is its new cost basis.

      Investment in Unconsolidated Subsidiaries — Investments in unconsolidated subsidiaries are accounted for under the equity method of accounting when the Company owns a 50% interest or less in the costs and benefits of the subsidiary. The difference between the Company’s carrying amount of its investments in unconsolidated subsidiaries and the underlying equity in the net assets of the subsidiaries is due to acquisition fees and expenses which have been allocated to the Company’s investment. These amounts are amortized over 36 years, which is the estimated life of the building and equipment commencing when the hotel and resort begins operations.

      Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds. Cash accounts maintained on behalf of the Company in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash and cash equivalents.

      Certain amounts of cash are restricted for maintenance and replacement of furniture, fixtures, and equipment at the Company’s various Properties. Other amounts have been set aside for capital improvements at various Properties. These amounts have been separately classified as restricted cash in the accompanying consolidated balance sheets.

      Credit Enhancements — The Company benefits from various types of credit enhancements that have been provided by the managers of many of its Properties. All of the credit enhancements are subject to expiration, or “burn-off” provisions over time. The following summary describes the various types of credit enhancements that the Company benefits from:

      Limited Rent Guarantees — Limited rent guarantees (“LRG”) are provided by third-party hotel and resort managers to unrelated third-party tenants for certain Properties which the Company leases on a triple-

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

net basis. These credit enhancements guarantee the full, complete and timely payment of rental payments to the Company relating to these Properties. The credit enhancement results in rental revenue being recorded by the Company which otherwise may not have been recorded. The Company is not obligated to repay amounts funded under LRG’s.

      Threshold Guarantees — Threshold guarantees (“TG”) are provided by third-party hotel and resort managers to the Company in order to guarantee a certain minimum return for each of the Properties covered by the TG. Generally, each TG is available for a specific Property or pool of Properties. Funding under these guarantees is either recognized as other income, as a reduction in base management fees or, as liabilities by the Company, depending upon the nature of each agreement and whether the funded amounts are required to be repaid by the Company.

      Liquidity Facility Loans — Liquidity Facility Loans (“LFL”) are provided by third-party hotel and resort managers to the Company or its unconsolidated subsidiaries in order to guarantee a minimum distribution for each of the Properties covered by the LFL. Funding under an LFL is recognized as a liability when the amounts funded may be required to be repaid.

      Senior Loan Guarantees — Senior loan guarantees (“SLG”) are provided by third-party hotel and resort managers to the Company or its unconsolidated subsidiaries in order to guarantee the payment of senior debt service for each of the Properties covered by the SLG. Funding under SLG is recognized as a liability because the amounts funded may be required to be repaid in the future.

      Loan Costs — Loan costs incurred in connection with securing financing have been capitalized and are being amortized over the terms of the loans using the straight-line method, which approximates the effective interest method.

      Earnings Per Share — Basic earnings per share is calculated based upon the weighted average number of shares of common stock outstanding during each year, and diluted earnings per share is calculated based upon weighted average number of common shares outstanding plus potentially dilutive common shares.

      Reclassification — Certain items in the prior years’ consolidated financial statements have been reclassified to conform with the 2003 presentation. These reclassifications had no effect on stockholders’ equity or net earnings.

      Goodwill and Other Intangible Assets — The Company follows Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”) and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separate from goodwill. SFAS 142 requires that goodwill and certain intangible assets with indefinite lives no longer be amortized, but instead tested for impairment at least annually.

      Income Taxes — Under the provisions of the Internal Revenue Code and applicable state laws, each TRS entity of the Company is subject to taxation of income on the profits and losses from its tenant operations. The Company does not file a consolidated return for its TRS entities.

      The Company accounts for federal and state income taxes with respect to its TRS subsidiaries using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and respective tax bases and operating losses and tax-credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

      Segment Information — The Company derives all significant revenues from a single line of business, hotel and resort real estate ownership.

      Recent Accounting Pronouncements — In April 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“FAS 149”). FAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Company adopted FAS 149 in the year ended December 31, 2003, and it did not have a material impact on the Company’s results of operations.

      In May 2003, the FASB issued Statement of Financial Accounting Standards Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS 150”). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS 150 requires issuers to classify certain financial instruments as liabilities (or assets in some circumstances) that previously were classified as equity. FAS 150 requires that minority interests for majority owned finite lived entities be classified as a liability and recorded at fair market value. Effective October 29, 2003, the FASB deferred implementation of FAS 150, as it applies to minority interests of finite lived Partnerships. The Company adopted FAS 150 in the year ended December 31, 2003, except as it applies to minority interest, and it did not have a material impact on the Company’s results of operations.

      In December 2003, the FASB issued Statement of Financial Accounting Standards Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets excluding variable interests. Prior to FIN 46R, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. Application of FIN 46R is required in financial statements of public entities that have interests in variable interest entities for periods ending after March 15, 2004. The Company has adopted FIN 46R as of December 31, 2003, which resulted in the consolidation of several previously unconsolidated subsidiaries. FIN 46R does not require, but does permit restatement of previously issued financial statements. The Company has restated prior years’ consolidated financial statements to maintain comparability between the periods presented in the consolidated financial statements and the accompanying notes. These restatements had no effect on stockholders’ equity or net earnings.

      Use of Estimates — Company Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

      Fair Value of Financial Instruments — The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and variable rate debt approximates carrying value because of short maturities. The fair value of fixed rate long-term debt is determined based on market prices.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

      Derivative Instruments and Hedging Activities — The Company utilizes derivative instruments to partially offset the effect of fluctuating interest rates and foreign currency exchange rates on the cash flows associated with its variable-rate debt and its net investment in a foreign subsidiary. The Company minimizes these risks by following established risk management policies and procedures including the use of derivatives. The Company does not enter into or hold derivatives for trading or speculative purposes. The Company records all derivative instruments on the balance sheet at fair value. On the date the Company enters into a derivative contract, the derivative is designated a hedge of the exposure to variable cash flows of a forecasted transaction, referred to as a cash flow hedge, when the Company hedges variability of cash flows related to a variable-rate asset or liability or its net investment in a foreign subsidiary. The effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently recognized in operations in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of the gain or loss is reflected in earnings.

      Advertising and Promotional Costs — The costs of advertising, promotional and marketing programs are charged to operations in the year incurred and are included in hotel and resort expense in the accompanying consolidated statement of earnings. Advertising, promotional and marketing costs totaled $36.7 million, $11.8 million and $1.8 million for the years ended December 31, 2003, 2002 and 2001.

3.	Assumption of Third-Party Leases:

Western International Leases

      Effective January 1, 2002, the Company took assignment of its leases with WI Hotel Leasing, LLC for seven Properties and paid approximately $0.07 million for this assignment. These Properties are currently being leased by a TRS of the Company and are managed by affiliates of Marriott International, Inc. (“Marriott”). The operations of these Properties have been reflected in the Company’s results of operations for the years ended December 31, 2003 and 2002.

Crestline MI-3 Leases

      Effective June 28, 2002, the Company took assignment of its leases from CCCL Leasing, LLC, an affiliate of Crestline Capital Corporation, for nine Properties. These Properties are currently being leased by a TRS of the Company and are managed by an affiliate of Marriott. The operations of these Properties are reflected in the Company’s consolidated results of operations for the Company effective June 28, 2002. In connection with this transaction, CCCL Leasing, LLC gave up its claim to security deposits totaling approximately $4.0 million. In addition, the Company assumed a liquidity facility loan of approximately $3.6 million and paid approximately $0.03 million in legal fees and other expenses. These transactions resulted in net other income of approximately $0.4 million being recognized during the year ended December 31, 2002.

Crestline Atlanta Leases

      Effective June 30, 2002, the Company took assignment of its leases from CC GB Leasing, LLC, an affiliate of Crestline Capital Corporation, for two Properties. These Properties are currently leased by a TRS of the Company and are managed by an affiliate of Interstate Hotels and Resorts under the Residence Inn by Marriott brand. The operations of the Properties are reflected in the Company’s consolidated results of operations effective June 30, 2002. In connection with this transaction, CC GB Leasing, LLC forfeited security deposits totaling $1.4 million, and the Company assumed net assets of approximately $0.1 million, resulting in other income of approximately $1.5 million being recognized by the Company during the year ended December 31, 2002.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

4.	RFS Acquisition:

      On July 10, 2003, the Company, through its subsidiaries, acquired RFS Hotel Investors, Inc., a Tennessee REIT (“RFS”) and RFS Partnership, L.P. (“RFS OP”), for approximately $383 million in cash ($12.35 per share or limited partnership unit) and the assumption of approximately $409 million in liabilities (including transaction and severance costs, which totaled approximately $55 million). Upon consummation of this transaction, RFS was merged with and into a subsidiary of the Company and RFS ceased to exist as a separate corporate entity. Further, upon consummation of this transaction, a subsidiary of the Company was merged with and into RFS OP, and RFS OP continues to exist as a separate entity. Prior to the closing of this transaction, RFS was publicly traded on the New York Stock Exchange under the symbol “RFS.” Previously, on May 9, 2003, in a separate transaction, the Company purchased from RFS one million newly issued shares of RFS’s common stock at a price per share of $12.35. The former assets of RFS are now held by subsidiaries of the Company. Upon closing of the transaction, in July 2003, the Company and its subsidiaries (which now include RFS OP) became responsible for the former debts and obligations of RFS and its subsidiaries (approximately $318 million).

      The Company initially financed this transaction by using approximately $158 million from sales of common stock in its current offering, borrowing approximately $43 million under its line of credit (amount was subsequently repaid in November 2003), obtaining $50 million in permanent financing related to one of its Properties, obtaining an additional $81 million in permanent debt funding from an existing loan and obtaining a bridge loan of $101 million (the “RFS Bridge Loan”). On August 27, 2003, the Company borrowed temporarily an additional $88 million on the RFS Bridge Loan, which was repaid on September 30, 2003. Of the $88 million borrowed, approximately $44 million was used to refinance former RFS debts, and the remaining $44 million was used by the Company to acquire additional Properties. On December 4, 2003, the Company obtained a loan totaling $130 million of which approximately $101 million was used to repay the RFS Bridge Loan. The Company pooled 26 Properties as collateral for this loan. On December 24, 2003, the Company obtained an additional loan collateralized by the same 26 Properties in the amount of $35 million. The remaining proceeds from these loans will be used to acquire interests in additional Properties.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

      The following summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

July 10,
2003

ASSETS
Investment in Properties	$683,802
Real estate held for sale	29,550
Cash and cash equivalents	5,612
Restricted cash	9,069
Accounts receivable	5,442
Prepaid expenses and other assets	8,595
Loan costs	5,544
Deferred income taxes	24,505

Total assets acquired	772,119

LIABILITIES
Mortgage notes payable	160,731
Other notes payable	124,021
Accounts payable and accrued expenses	23,207

Total liabilities assumed	307,959

Net assets acquired	$464,160

      In connection with the RFS Acquisition, the Company acquired 57 hotels with approximately 8,300 rooms located in 24 states. One of the Properties is owned through a partnership in which the Company owns a 75% interest (“Wharf Associates”). Brands under which these hotels are operated include Sheraton, Residence Inn by Marriott, Hilton, DoubleTree, Holiday Inn, Hampton Inn, and Homewood Suites by Hilton. This transaction has provided further brand and geographic diversification to the Company’s portfolio of hotels.

      Flagstone Hospitality Management LLC (“Flagstone”) previously managed 50 of the 57 Properties. In October 2003, the Company began terminating both existing management license agreements with Flagstone and franchise licenses for many of these Properties and entering into new management and franchise agreements with internationally recognized hotel and resort managers. Management contracts for all 50 Properties were completely transitioned to new internationally recognized hotel and resort managers and franchisors by January 31, 2004.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

5.	Other Property Acquisitions:

      In addition to the interests in the Properties acquired through the RFS Acquisition the following Properties were acquired during the years ended December 31, 2002 and 2003:

			Purchase Price
Brand Affiliation	Property Location	Date of Acquisition	(In thousands)

SpringHill Suites by Marriott	Manhattan Beach, CA	January 18, 2002	$20,000
TownePlace Suites by Marriott	Manhattan Beach, CA	January 18, 2002	15,000
SpringHill Suites by Marriott	Plymouth Meeting, PA	January 18, 2002	27,000
Courtyard by Marriott	Basking Ridge, NJ	March 1, 2002	35,750
Marriott Hotel	Bridgewater, NJ	June 14, 2002	61,500
Courtyard by Marriott	Newark, CA	October 25, 2002	25,500
Residence Inn by Marriott	Newark, CA	November 15, 2002	27,300
Doubletree Crystal City	Arlington, VA	December 19, 2002	71,000
Hyatt Regency	Miami, FL	February 20, 2003	35,800
JW Marriott	New Orleans, LA	April 21, 2003	92,500
Marriott Hotel*	Seattle, WA	May 23, 2003	88,900
Marriott Hotel	Plano, TX	August 15, 2003	55,550
Marriott Hotel	Baltimore, MD	August 29, 2003	69,000
Courtyard by Marriott	Arlington, VA	August 29, 2003	35,000
Hyatt	Montreal, Canada	December 15, 2003	51,800

*	Newly constructed

      In 2002 and 2003, the Company also acquired interests in the following Properties through various joint ventures, all of which have been consolidated in the accompanying consolidated financial statements:

		Ownership		Purchase Price
Brand Affiliation	Property Location	Interest	Date of Acquisition	(In thousands)

Hampton Inn	Houston, TX	85.0%	September 4, 2002	$14,300
Hilton Hotel	Dallas, TX	75.0%	December 24, 2002	52,000
Hilton Hotel	Tucson, AZ	75.0%	December 24, 2002	69,000
Hilton Hotel	Rye, NY	75.0%	February 20, 2003	75,000
Embassy Suites	Orlando, FL	75.0%	February 20, 2003	12,500
Embassy Suites	Arlington, VA	75.0%	February 20, 2003	45,500
Embassy Suites	Santa Clara, CA	75.0%	February 20, 2003	46,500
Hyatt Regency	Dearborn, MI	85.0%	August 28, 2003	65,000
Hampton Inn	Manhattan, NY	66.7%	August 29, 2003	28,000
Hilton Hotel	La Jolla, CA	75.0%	December 17, 2003	110,000
Hilton Hotel	Washington, D.C.	75.0%	December 17, 2003	102,000
Del Coronado Hotel	Del Coronado, CA	70.0%	December 18, 2003	406,900

      These partnerships typically have one or more subsidiary borrowers, which are legally separate entities, having separate assets and liabilities from the Company and, therefore, the assets and credit of the respective entities may not be available to satisfy the debts and other obligations of the Company. Likewise, the assets

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

and credit of the Company may not be available to satisfy the debts and other obligations of the borrowers on the loans of these other entities.

      The Company completed construction and opened the following three wholly owned Properties during 2002:

Brand Affiliation	Property Location	Opening Date

Residence Inn by Marriott	Orlando, FL	February 14, 2002
Courtyard by Marriott	Weston, FL	February 14, 2002
Courtyard by Marriott	Edison, NJ	November 4, 2002

      All of the Properties acquired or constructed in 2003 and 2002 are leased to TRS entities of the Company and are operated by third-party managers. The Properties were recorded at cost, which was allocated between land, building, and equipment based on replacement cost using independent appraisal data. Hotel and resort operating assets, liabilities, and any related intangible assets are also recorded based on their fair values. The results of operations of the Properties since the date of acquisition are included in the consolidated results of operations.

      The following presents unaudited pro forma results of operations of the Company as if the Properties were owned during the entire period for the years ended December 31, 2003 and 2002 including the effect of the RFS Acquisition (see Note 4) (in thousands, except share and per share data):

	2003	2002

Revenues	$934,394	$910,400
Net earnings	9,108	12,316
Basic and diluted earnings per share	0.04	0.07
Weighted average number of common shares outstanding — basic and diluted	242,321	174,184

6.	Hotel and Resort Properties:

      As of December 31, 2003, 17 Properties with a net book value of approximately $331.9 million are leased to third-party tenants on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the Property, including property taxes, insurance, and maintenance and repairs. During the years ended December 31, 2003, 2002 and 2001, these third-party tenants paid approximately $4.6 million, $4.1 million, and $7.4 million, respectively, in property taxes for Properties which the Company leases on a triple-net basis. The Company has 104 Properties encumbered by debt. Properties consist of the following at December 31 (in thousands):

	2003	2002

Land	$465,176	$191,515
Buildings	2,661,928	1,120,149
Equipment	337,602	121,777

	3,464,706	1,433,441
Less accumulated depreciation	(142,197)	(67,248)
Construction in progress	34,867	13,395

	$3,357,376	$1,379,588

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

      The Company is currently developing one hotel Property in Florida, which is expected to be completed in June 2004. This Property is expected to be leased to a TRS entity of the Company and managed by a subsidiary of Marriott. The Company also developed and opened, on February 18, 2004, a Courtyard by Marriott in Foothill Ranch, California. The total estimated cost of this Property including land is expected to be $18.3 million. Construction in progress of approximately $34.9 million and $13.4 million, respectively, for these Properties is included in hotel and resort properties in the accompanying consolidated balance sheets as of December 31, 2003 and 2002, respectively. The Company has six Properties held for sale with a total book value of approximately $30.0 million.

      The following is a schedule of future minimum lease payments to be received on the noncancellable operating leases with third-parties at December 31, 2003 (in thousands):

2004	$33,605
2005	33,605
2006	33,605
2007	33,485
2008	32,352
2009 and thereafter	208,961

$375,613

7.	Investments in Unconsolidated Subsidiaries

      During 2003 and 2002, the Company invested a total of approximately $0.7 million and $42.7 million, respectively, in unconsolidated subsidiaries. As of December 31, 2003, the Company had the following investments in unconsolidated subsidiaries:

	Total Amount	Ownership
Name	Invested	Interest	Description

WB Resort Partners, L.P.	$41.6 million	49.00%	A partnership which owns a resort in Hawaii
Desert Ridge Resort Partners, LLC	$25.1 million	44.00%	A joint venture which owns a resort in Arizona
CY-SF Hotel Partnership, L.P.	$13.0 million	48.15%	A partnership which owns one hotel in California
CTM Partners, LLC	$5.2 million	31.25%	A joint venture that holds a majority interest in an LLC that owns the licensing rights to the Mobil Travel Guide.
CNL Plaza, Ltd.	$0.3 million	9.90%	A partnership which owns an office building in Florida where the Company’s advisor, CNL Hospitality Corp. (the “Advisor”) leases office space.

Desert Ridge Partnership

      During 2002, the Company contributed an additional $16.2 million into Desert Ridge Resort Partners, LLC (the “Desert Ridge Partnership”). The Desert Ridge Partnership owns a resort which was under construction in 2001 and the majority of 2002. The resort opened for business on November 30, 2002. Limited

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

golf course operations were included in the consolidated results of operations of the Company until the resort opened in late 2002. The final costs of construction were paid in early 2003 and the total cost of the resort was approximately $301.7 million.

     Waikiki Partnership

      During 2002, the Company contributed an additional $8.7 million into WB Resort Partners, LP (the “Waikiki Partnership”). The Waikiki Partnership owns the Waikiki Beach Marriott in Honolulu, Hawaii, which was undergoing significant renovations for the majority of 2002, and was substantially complete as of December 31, 2002. The total cost of the resort including renovations was approximately $208.2 million.

     Mobil Travel Guide

      In January 2002, the Company acquired a 25% interest in a partnership, CTM Partners, LLC, with Publications International, Ltd. (“PIL”), Hilton Hotels Corporation (“Hilton”), and Marriott that owns a 77.5% interest in a partnership with Exxon Mobil Corporation and PIL (“EMTG”). EMTG owns the licensing rights to the Mobil Travel Guide. The licensing rights entitle EMTG to assemble, edit, publish and sell the Mobil Travel Guide to generate additional products using the Mobil Travel Guide brand. The Company’s capital contribution in CTM Partners, LLC was approximately $3.6 million. EMTG has engaged Dustin/ Massagli LLC, a company in which one of the Company’s directors is president, and a director and principal stockholder, to manage its business. In December 2002, the Company contributed an additional $894,000 to CTM Partners, LLC, thereby increasing the Company’s ownership in the partnership from 25% to 31.25%. In 2003, the Company contributed an additional $0.7 million approximately to the partnership and the other partners also made contributions in amounts that maintained the existing ownership interests of each partner.

     Office Building

      In May 2002, the Company acquired a 9.9% interest in CNL Plaza, Ltd., a limited partnership that owns an office building located in Orlando, Florida, in which the Advisor and its affiliates lease office space, for $300,000. The remaining interest in the limited partnership is owned by several affiliates of the Advisor. In connection with this acquisition, the Company has severally guaranteed a 16.67% share, or approximately $2.6 million, of a $15.5 million unsecured promissory note of the limited partnership.

     San Francisco Partnership

      In June 2002, the Company acquired a 50% interest in CY-SF Hotel Parent, LP (the “San Francisco Partnership”), a partnership with an affiliate of Marriott. The San Francisco Partnership purchased a Courtyard by Marriott in downtown San Francisco for approximately $82.0 million (the “San Francisco Downtown Property”). The purchase was financed with equity investments of $13.0 million each from the Company and Marriott, as well as $56.0 million in borrowings consisting of two loans from a third-party lender. One of the loans was in the amount of $41.0 million and requires interest payments equal to the greater of one-month LIBOR plus 3.25 percent, or 6.25 percent. The other loan was in the amount of $15.0 million and requires interest payments equal to a base rate plus 7 percent. The base rate equals the greater of (a) the lesser of (i) one-month LIBOR or (ii) 9 percent, or (b) 3 percent. Both loans mature in August 2007 and require monthly payments of interest only through July 1, 2004, at which time monthly payments of principal and interest are due with the remaining principal balances and any unpaid interest due at maturity. The lessee of the San Francisco Downtown Property is a wholly owned subsidiary of the San Francisco Partnership and the Property is managed by a subsidiary of Marriott. In September 2003, Marriott contributed an additional

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

$1.0 million to the partnership, thereby increasing its ownership in the partnership from 50 percent to 51.9 percent.

      The following presents unaudited condensed balance sheets for these investments as of December 31, 2003 (in thousands):

	Desert Ridge		CY-SF	CTM
	Resort	WB Resort	Hotel	Partners,	CNL
	Partners, LLC	Partners, LP	Parent, LP	LLC	Plaza, Ltd.	Total

Hotel and resort properties	$262,757	$190,955	$77,794	$—	$—	$531,506
Other assets	18,077	21,392	7,081	21,327	61,557	129,434
Mortgages and other notes payable	268,730	174,080	56,350	5,797	62,978	567,935
Other liabilities	20,362	22,474	11,231	11,457	696	66,220
Partners’ capital (deficit)	(8,258)	15,793	17,294	4,073	(2,117)	26,785
Difference between carrying amount of investment and Company’s share of partners’ capital	4,380	4,590	1,728	—	—	10,698
Company’s ownership interest at end of period	44.00%	49.00%	48.15%	31.25%	9.90%

      The following presents unaudited condensed balance sheets for these investments as of December 31, 2002 (in thousands):

	Desert Ridge		CY-SF	CTM
	Resort	WB Resort	Hotel	Partners,	CNL
	Partners, LLC	Partners, LP	Parent, LP	LLC	Plaza, Ltd.	Total

Hotel and resort properties	$269,925	$198,140	$80,374	$—	$—	$548,439
Other assets	21,187	22,091	3,733	12,623	63,735	123,369
Mortgages and other notes payable	230,176	157,798	57,160	2,247	64,061	511,442
Other liabilities	42,694	15,834	3,725	220	398	62,871
Partners’ capital (deficit)	18,242	46,599	23,222	10,156	(724)	97,495
Difference between carrying amount of investment and Company’s share of partners’ capital	3,642	3,503	1,831	—	—	8,976
Company’s ownership interest at end of period	44.00%	49.00%	50.00%	31.25%	9.90%

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

      The following presents unaudited condensed statements of operations for these investments for the year ended December 31, 2003 (in thousands):

	Desert Ridge		CY-SF	CTM
	Resort	WB Resort	Hotel	Partners,	CNL
	Partners, LLC	Partners, LP	Parent, LP	LLC	Plaza, Ltd.	Total

Revenues	$90,270	$55,766	$15,542	$2,515	$10,445	$174,538
Cost of sales	(43,471)	(22,301)	(5,512)	(7,464)	(3,325)	(82,073)
Expenses	(68,673)	(54,496)	(14,328)	(3,043)	(7,009)	(147,549)
Minority interest in loss	—	—	—	1,828	—	1,828

Net income (loss)	$(21,874)	$(21,031)	$(4,298)	$(6,164)	$111	$(53,256)

Income (loss) allocable to the Company	$(9,625)	$(10,305)	$(2,125)	$(1,926)	$11	$(23,970)

Other comprehensive income allocable to the Company	$856	$—	$—	$—	$—	$856

Company’s ownership interest at end of period	44.00%	49.00%	48.15%	31.25%	9.90%

      The following presents unaudited condensed statements of operations for these investments for the year ended December 31, 2002 (in thousands):

	Desert Ridge		CY-SF	CTM
	Resort	WB Resort	Hotel	Partners,	CNL
	Partners, LLC	Partners, LP	Parent, LP	LLC	Plaza, Ltd.	Total

Revenues	$7,344	$46,667	$8,564	$1,400	$6,088	$70,063
Cost of sales	(7,016)	(20,407)	(2,899)	(3,941)	(1,946)	(36,209)
Expenses	(15,680)	(44,657)	(7,011)	(1,604)	(4,086)	(73,038)

Net (income) loss	$(15,352)	$(18,397)	$(1,346)	$(4,145)	$56	$(39,184)

Income (loss) allocable to the Company	$(6,547)	$(9,006)	$(673)	$(1,036)	$6	$(17,256)

Other comprehensive income (loss) allocable to the Company	$(2,572)	$—	$—	$—	$—	$(2,572)

Company’s ownership interest at end of period	44.00%	49.00%	50.00%	31.25%	9.90%

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

      The following presents unaudited condensed statements of operations for these investments for the year ended December 31, 2001(in thousands):

	Desert Ridge		CY-SF	CTM
	Resort	WB Resort	Hotel	Partners,	CNL
	Partners, LLC	Partners, LP	Parent, LP*	LLC*	Plaza, Ltd.*	Total

Revenues	$8,154	$10,167	$—	$—	$—	$18,321
Cost of sales	(2,235)	(5,508)	—	—	—	(7,743)
Expenses	(13,830)	(13,989)	—	—	—	(27,819)

Net loss	$(7,911)	$(9,330)	$—	$—	$—	$(17,241)

Loss allocable to the Company	$(3,396)	$(4,572)	$—	$—	$—	$(7,968)

Other comprehensive income (loss) allocable to the Company	$(1,370)	$—	$—	$—	$—	$(1,370)

Company’s ownership interest at end of period	42.33%	49.00%	—	—	—

*	These entities were not formed until 2002, and therefore are not presented for the year ended December 31, 2001.

      The difference between the carrying amount of the investments in the above entities and the Company’s share of partners’ capital results from various acquisition costs and fees which are not shared by the co-venturers. These amounts are amortized over 36 years.

      The Company is generally entitled to receive cash distributions in proportion to its ownership interest in each partnership. During the years ended December 31, 2003 and 2002, the Company received the following distributions, which reduce the carrying value of the investment (in thousands):

	December 31,

	2003	2002

Desert Ridge Resort Partners, LLC	$2,891	$1,432
WB Resort Partners, LP	4,790	4,136
CY-SF Hotel Parent, LP	1,300	716
CNL Plaza, Ltd.	119	164

	$9,100	$6,448

      During the second half of 2003 the Company has not received the distributions it is entitled to from WB Resort Partners, LP due to cash operating shortfalls of this partnership. The Company does not anticipate receiving cash distributions from this partnership during 2004.

8.	Discontinued Operations:

      The Company accounts for certain revenues and expenses as originating from discontinued operations pursuant to FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FASB 144”). FASB 144 requires that sales of real estate, or the identification of a real estate asset as held for sale, be treated as discontinued operations. Any gain or loss from the disposition, and any income or expenses associated with real estate assets held for sale, are included in the accompanying consolidated

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

statement of earnings as discontinued operations. In connection with the RFS Acquisition in July 2003, the Company decided to sell six non-strategic Properties from the former RFS portfolio (see Note 4, “RFS Acquisition”), and therefore, these Properties were classified as real estate held for sale as of December 31, 2003.

      The financial results for these Properties are reflected as discontinued operations in the accompanying consolidated financial statements. The operating results of discontinued operations were as follows for the year ended December 31 (in thousands):

2003

Hotel revenues	$5,700
Hotel expenses	(4,478)

Income from discontinued operations	$1,222

      In accordance with FASB 144, the Company has ceased depreciation on these six Properties. The forgone depreciation was approximately $0.9 million for the year ended December 31, 2003.

9.	Prepaid Expenses and Other Assets:

      Prepaid expenses and other assets as of December 31, 2003 and 2002 were approximately $68.4 million and $28.3 million, respectively, and consist primarily of deposits and acquisition fees and expenses relating to Properties the Company intends to acquire, and investments the Company intends to make.

10.	Investments:

      On April 21, 2003 and May 21, 2003, the Company, through a wholly owned subsidiary, invested $10 million and $5 million, respectively, in convertible preferred partnership units of Hersha Hospitality Limited Partnership (“HLP”). In addition, in connection with the acquisition of an interest in the Hampton Inn Chelsea-Manhattan Property, on August 29, 2003, the Company’s subsidiary invested approximately $4 million in additional convertible preferred partnership units of HLP. This investment is accounted for under the cost basis method of accounting and included in prepaid expenses and other assets on the accompanying consolidated balance sheet. The investment in HLP is structured to provide the Company with a 10.5% cumulative preferred distribution, paid quarterly, and each of the current and any proposed investments in joint ventures with HLP is structured to provide the Company with a 10.5% cumulative preferred distribution on its unreturned capital contributions. There is no assurance, however, that future distributions or returns will be paid. HLP declares dividends quarterly in arrears. During 2003, the Company recognized approximately $1.2 million in distributions from its investment in the convertible preferred partnership units of HLP.

11.	Goodwill and Other Intangible Assets:

      In June 2001, the FASB issued SFAS 141 and SFAS 142. SFAS 141 requires that all business combinations be accounting for using the purchase method and provides new criteria for recording intangible assets separately from goodwill. SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and other intangible assets that have indefinite useful lives are not amortized into results of operations but, instead, will be tested at least annually for impairment and written down when impaired. The Company recorded goodwill of approximately $33.6 million and other intangible assets of approximately $49.4 million in connection with the acquisition of the Hotel del Coronado Property in December 2003. Prior to the Hotel del Coronado purchase, the Company had not recorded any goodwill or other intangible assets.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

      The gross carrying amounts and accumulated amortization of the Company’s amortizable intangible assets are as follows as of December 31, 2003:

Intangible Asset	Gross Carrying	Accumulated	Net Book
(Amortization Period)	Amount	Amortization	Value

Goodwill (indefinite life)	$33,600	N/A	$33,600
Trademark (indefinite lives)	49,000	N/A	49,000
Customer relationships/advanced booking(5 years)	400	(3)	397

			$82,997

      The estimated amortization expense for the Company’s other intangible assets for each of the five succeeding fiscal years is as follows:

2004	$80
2005	80
2006	80
2007	80
2008	77

Total	$397

12.	Income Taxes:

      Prior to the RFS Acquisition (see Note 4), the types of temporary differences between the tax basis of assets and liabilities and their GAAP financial statement reporting amounts were principally attributable to net operating losses of the Company’s TRS entities. The Company has not recorded this future potential benefit because its TRS subsidiaries do not have sufficient historical earnings on which to base a potential future benefit. In connection with the RFS Acquisition, the Company acquired approximately $24.5 million, net of Section 382 limitations, of deferred tax assets arising from, principally, amortization of certain lease termination costs with the remainder due to net operating losses at RFS’s TRS entities. The deferred tax assets of the RFS TRS entities are not available to offset taxable income for the Company’s existing TRS subsidiaries and, likewise, the deferred tax assets of the existing TRS entities are not available to offset taxable income of the RFS TRS entities.

      The components of the deferred taxes recognized in the accompanying consolidated balance sheets at December 31 are as follows (in thousands):

	2003	2002

Deferred tax assets:
Net operating loss	$20,401	$4,314
Lease termination	15,192	—
Other	331	—
Valuation allowance	(10,098)	(4,314)

	$25,826	$—

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

      The income tax benefit consists of the following component for each of the years ended December 31:

	In thousands

	2003	2002	2001

Current:
Federal	$—	$—	$—
State	—	—	—

	—	—

Deferred:
Federal	(1,321)	—	—
State	—	—	—

	(1,321)	—	—

Total income tax benefit	$(1,321)	$—	$—

      The income tax benefit has been allocated as follows:

	In thousands

	2003	2002	2001

Continuing operations	$(1,321)	$—	$—
Discontinued operations	—	—	—

Total income tax benefit	$(1,321)	$—	$—

13.	Indebtedness:

      Indebtedness consisted of the following at December 31 (in thousands):

	2003	2002

Mortgages payable and accrued interest	$1,499,988	$401,765
Construction loan facilities	60,517	21,281
Tax incremental financing note	8,098	8,458
Line of credit	24,073	24,079

Indebtedness collateralized by Properties	1,592,676	455,583
Unsecured notes	81,674	—

	$1,674,350	$455,583

      The Company has a revolving line of credit (the “Revolving LOC”) to fund acquisition and development of Properties and investments in Mortgage Loans and other permitted investments. Under the terms of the Revolving LOC, the Company is entitled to receive cash advances of up to approximately $96.7 million until September 2006. Interest payments are due monthly with principal payments of $1,000 due at the end of each loan year. Other loan terms are listed in the table below.

      Some debt arrangements allow for repayments earlier than the stated maturity date. The weighted average effective interest rate on mortgages and other notes payable was approximately 6.25% as of December 31, 2003. The fair value of the Company’s fixed rate long-term debt was $826.1 million at December 31, 2003. Fair value was determined based on market prices as of December 31, 2003.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

      Certain loan agreements contain net worth or debt service coverage ratio requirements. Violation of these covenants could potentially trigger penalties, including cash management arrangements whereby the lenders or their designated loan servicers capture operating cash from certain Properties and administer the payment of property taxes, insurance, debt service and expenditures for other obligations. Other covenants restrict the Company’s ability to borrow money, pay dividends on or repurchase capital stock, make investments and sell assets or enter into mergers or acquisitions. The Company was in compliance with these covenants as of December 31, 2003.

      Indebtedness consisted of the following as of December 31 (in thousands):

		Interest Rate		2003	2002

Floating Rate Debt:
CMBS loan	26 hotels	LIBOR + 189 bps(1)(2)	December 2006	$130,198	$—
CMBS loan	26 hotels	LIBOR + 465 bps(1)(2)	December 2006	35,039	—
Mortgage Debt	4 hotels	LIBOR + 230 bps(4)	October 2006	98,891	100,000
Mortgage Debt	1 hotel	LIBOR + 285 bps(5)	December 2008	290,000	—
Construction loan	3 hotels	LIBOR + 275 bps(6)	December 2005	44,939	21,281
Construction loan	1 hotel	LIBOR + 350 bps	August 2006	15,578	—
Line of credit	15 hotels	LIBOR + 225 bps(7)	September 2006	24,073	24,079
Line of credit	1 hotel	LIBOR + 575 bps(10)	December 2006	5,502	—

Total floating rate debt				644,220	145,360

Fixed Rate Debt:
Mortgage Debt	2 hotels	5.60%(3)	December 2008	127,200	—
Publicly-traded term notes	n/a	9.75%	March 2012	81,674	—
Mortgage Debt	8 hotels	6.53%	November 2007	91,194	9,070
Mortgage Debt	1 hotel	8.22%	November 2007	18,060	—
Mortgage Debt	3 hotels	8.34%	December 2007	50,348	50,348
Mortgage Debt	1 hotel	8.29%	December 2025	31,663	32,069
Mortgage Debt	1 hotel	5.84%	December 2007	31,151	31,082
Mortgage Debt	1 hotel	7.78%	January 2023	9,085	9,268
Mortgage Debt	2 hotels	5.67%	December 2007	79,022	78,650
Mortgage Debt	1 hotel	4.93%	July 2008	50,205	—
Mortgage Debt	10 hotels	7.83%	December 2008	91,166	—
Mortgage Debt	7 hotels	7.67%(8)	July 2009	83,003	84,638
Mortgage Debt	5 hotels	5.95%	March 2010	145,000	—
Mortgage Debt	8 hotels	8.00%	August 2010	51,197	—
Mortgage Debt	1 hotel	8.32%	January 2011	6,549	6,640
Mortgage Debt	1 hotel	8.11%	February 2011	28,883	—

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

		Interest Rate		2003	2002

Mortgage Debt	1 hotel	8.08%	August 2010	46,632	—
Tax Incremental Financing Note	1 hotel	12.85%(9)	June 2018	8,098	8,458

Total fixed rate debt				1,030,130	310,223

Total debt				$1,674,350	$455,583

(1)	The 26 Properties were collateralized for both Commercial Mortgage Backed Security (“CMBS”) loans listed.

(2)	CMBS loan has an interest rate floor of 6.65%.

(3)	Mortgage debt has an interest rate floor of 5.50%.

(4)	Interest rate floor of 4.96%.

(5)	Blended interest rate.

(6)	The Construction Line of Credit has an interest rate floor of 6.75%.

(7)	Revolving Line of Credit.

(8)	Average interest rate as the loans bear interest ranging from 7.50% to 7.75%.

(9)	Tax Incremental Financing which is paid down with incremental real estate taxes resulting in an interest rate of 12.85%.

(10)	Revolving Line of Credit for Hotel del Coronado.
      The following is a schedule of maturities for all long-term borrowings at December 31, 2003 (in thousands):

2004	$18,777
2005	54,692
2006	598,859
2007	274,131
2008	265,204
2009 and thereafter	462,687

Total	$1,674,350

14.	Derivative Instruments:

      The Company has a subsidiary in Montreal, Canada. The functional currency of this Property, which was acquired in December 2003, is Canadian dollars. In December 2003, the Company entered into a currency forward contract to buy U.S. dollars at a fixed price. This forward contract hedges the foreign currency exposure of the Company’s net investment in this subsidiary. During 2003, the Company recognized a net holding loss of $0.8 million in other comprehensive income.

      The Company also purchased interest rate caps which capped the floating interest rates of seven loans at rates between 4.0% and 6.0% based on a total notional amount of $555.0 million. During 2003, 2002 and 2001, the Company recognized net holding losses of approximately $1.1 million and $0.6 million and a gain of $0.2 million, respectively, in other comprehensive income from these cash flow hedges.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

      An unconsolidated subsidiary of the Company also holds an interest rate swap which fixed the floating interest rate of a loan at approximately 6.0% based on a notional amount of $70 million. During 2003, 2002 and 2001, the Company recognized, through its equity investee, a net holding gain of $0.9 million and net holding losses of approximately $2.6 million and $1.4 million, respectively from this cash flow hedge.

15.	Distributions:

      For the years ended December 31, 2003, 2002 and 2001, approximately 39%, 51%, and 52%, respectively, of the distributions paid to stockholders were considered ordinary income and approximately 61%, 49%, and 48%, respectively, were considered a return of capital to stockholders for federal income tax purposes. No amounts distributed to the stockholders for the years ended December 31, 2003, 2002 and 2001 are required to be or have been treated by the Company as a return of capital for purposes of calculating the stockholders’ return on their invested capital.

16.	Related Party Transactions:

      Certain directors and officers of the Company hold similar positions with the Advisor and its affiliates, including the managing dealer, CNL Securities Corp. These affiliates are by contract entitled to receive fees and compensation for services provided in connection with common stock offerings, and the acquisition, development, management and sale of the Company’s assets.

      Amounts incurred relating to these transactions with affiliates were as follows for the years ended December 31 (in thousands):

	2003	2002

CNL Securities Corp.:
Selling commissions*	$86,460	$37,003
Marketing support fee and due diligence expense reimbursements*	5,848	2,448

	92,308	39,451

Advisor and its affiliates:
Acquisition fees	94,531	29,464
Development fees	2,612	1,896
Asset management fees	12,782	6,696

	109,925	38,056

	$202,233	$77,507

*	The majority of these fees and reimbursements were paid to unaffiliated broker-dealer firms.

      Of these amounts, approximately $10.1 and $1.9 million is included in due to related parties in the accompanying consolidated balance sheets as of December 31, 2003 and 2002, respectively. In late 2003 the Company’s Advisor allowed the Company to defer the payment of the asset management fee until September 15, 2004 to provide liquidity until the Company’s results benefit from an economic and industry recovery. Asset management fees were not paid by the Company after August 2003 and in January 2004, the Advisor refunded to the Company all of the asset management fees which had previously been paid during 2003. Out of the total amount due to the Advisor as of December 31, 2003, $5.3 million relates to asset management fees. The Company will continue to accrue and will remain obligated to pay asset management fees upon demand by the Advisor, or by September 15, 2004.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

      The Advisor and its affiliates provide various administrative services to the Company, including services related to accounting; financial, tax and regulatory compliance reporting; stockholder distributions and reporting; due diligence and marketing; and investor relations (including administrative services in connection with the offerings), on a day-to-day basis.

      The expenses incurred for these services were classified as follows for the years ended December 31(in thousands):

	2003	2002

Stock issuance costs	$4,292	$3,128
General operating and administrative expenses	2,279	1,128

	$6,571	$4,256

      The Company maintains bank accounts in a bank in which certain officers and directors of the Company serve as directors, and in which an affiliate of the Advisor is a stockholder. The amount deposited with this bank was approximately $29.0 million and $14.9 million at December 31, 2003 and 2002, respectively.

      CTM Partners, LLC, a partnership in which the Company has a 31.25% interest which owns EMTG, LLC, has engaged Dustin/ Massagli LLC, a company in which one of the Company’s directors is president, a director and a principal stockholder, to manage its business.

      The Company owns a 9.9% interest in CNL Plaza, Ltd., a limited partnership that owns an office building located in Orlando, Florida, in which the Advisor and its affiliates lease office space. The remaining interest in the limited partnership is owned by several affiliates of the Advisor. In connection with this acquisition, the Company has severally guaranteed a 16.67% share, or approximately $2.6 million, of a $15.5 million unsecured promissory note of the limited partnership.

17.	Concentration of Risk:

      During the year ended December 31, 2003, a significant portion of the Company’s rental income and hotel and resort revenues was earned from 68 Properties operating as various Marriott brands (including Marriott Hotels, Resorts, and Suites, JW Marriott, Residence Inn by Marriott, TownePlace Suites by Marriott, Courtyard by Marriott, Fairfield Inn, and Spring Hill Suites by Marriott) and 36 Properties operating as various Hilton Hotels Corporation (“Hilton”) brands (including Doubletree, Embassy Suites, Hilton Hotels and Suites, Homewood Suites by Hilton, and Hampton Inn).

      Although the Company intends to acquire additional Properties, the Company carefully screens its managers and tenants and the Company has obtained interests in non-Marriott and non-Hilton branded Properties, failure of the Marriott and Hilton brands would significantly impact the results of operations of the Company. Management believes that the risk of such a default will be reduced through future acquisitions which enhance brand diversification.

18.	Stockholders’ Equity:

      On August 13, 2002, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “Commission”) in connection with the proposed sale by the Company of up to 175 million shares of common stock at $10 per share ($1.75 billion) (the “2003 Offering”). The 2003 Offering commenced immediately following the completion of the Company’s fourth public offering on February 4, 2003. Of the 175 million shares of common stock offered pursuant to the 2003 Offering, up to 25 million shares are available to stockholders purchasing shares through the Company’s reinvestment plan. On July 23, 2003, the Company filed a registration statement on Form S-11 with the Commission in

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

connection with the proposed sale of up to 400 million shares of common stock at $10 per share ($4 billion) (the “2004 Offering”). Of the 400 million shares of common stock which may be offered, up to 50 million may be available to stockholders purchasing shares through the reinvestment plan. The Board of Directors expects to submit, for a vote of the stockholders at the next annual meeting of stockholders, a proposal to increase the number of authorized shares of common stock of the Company from 450 million to one billion. Until such time, if any, as the stockholders approve an increase in the number of authorized shares of common stock of the company, the 2004 Offering would be limited to up to 142 million Shares. The 2004 Offering, if it occurs, is expected to commence in mid-2004, sometime after the completion of the Company’s 2003 Offering. CNL Securities Corp., an affiliate of the Advisor, is the managing dealer for the Company’s equity offerings.

      Under the redemption plan, the Company may elect, at its discretion, to redeem shares, subject to certain conditions and limitations. During the years ended December 31, 2003, 2002 and 2001, approximately 716,000 shares, 269,000 shares, and 251,000 shares, respectively, were redeemed at approximately $6.6 million, $2.4 million, and $2.3 million, respectively, and retired from shares outstanding of common stock. Shares were redeemed for $9.20 per share.

19.	Commitments and Contingencies:

      On May 13, 2003, A. Bruce Chasen, as class representative, filed a putative class action lawsuit in the Circuit Court of Shelby County, Tennessee, 30th Judicial District against RFS, RFS’s directors and the Company. On June 6, 2003, the complaint was amended. The amended putative class action complaint alleges, among other things, that (i) the merger consideration to be received by RFS’s shareholders is significantly less than the intrinsic value of RFS, (ii) the RFS directors breached their fiduciary duties to shareholders on a variety of grounds including failing to ascertain the true value of RFS, failing to determine whether there were any other bidders for RFS, and failing to avoid certain alleged conflicts of interest shared by members of the RFS Board and its financial advisor, (iii) the Company aided and abetted the RFS Board in connection with their breach of fiduciary duties, (iv) the RFS Board violated portions of the Tennessee Investor Protection Act, and (v) the RFS proxy statement is false and misleading. Among other things, the amended complaint seeks certification of the class action, an injunction enjoining RFS and the Company from completing the merger, monetary damages in an unspecified amount, the payment of attorney’s fees, and rescissory damages. On July 1, 2003 the Company filed an answer to the amended complaint setting forth an affirmative defense and its general denials of the allegations set forth therein. The plaintiff’s motion for a temporary restraining order for purposes of enjoining the transaction, was denied on July 8, 2003, by the Circuit Court of Shelby County, Tennessee, 30th Judicial District. The Company is planning to file a motion to dismiss the allegations in the complaint. If the motion is not successful, it is expected that the case will proceed to trial. Based upon the information currently available to the Company, the Company believes the allegations contained in the amended complaint are without merit and intends to vigorously defend the action, and therefore, a liability was not accrued.

      On August 26, 2002, Carmel Valley, LLC filed a lawsuit against RFS and certain of its subsidiaries in the Superior Court of the State of California, for the County of San Diego. In connection with the RFS Acquisition, the Company has become a party to a lawsuit claiming damages relating to a dispute over a parcel of land located adjacent to one of its Properties. The Company has unsuccessfully attempted to mediate this case. At this time, the Company believes that the damages claimed against the Company lack sufficient factual support and will continue to vigorously defend the action, and therefore, a liability was not accrued. However, it is possible that losses could be incurred by the Company if the plaintiff ultimately prevails. The plaintiff is seeking monetary damages of up to $0.7 million. The Company has recently filed certain motions to dismiss which are being considered by the Court. If the motions are not successful, it is expected that the case will proceed to trial.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

      From time to time the Company may be exposed to litigation arising from an unrecognized preacquisition contingency and from the operations of its business. At this time, the Company does not believe that resolution of these matters will have a material adverse effect on the Company’s financial condition or results of operations.

      As of December 31, 2003, the Company also had commitments to (i) complete construction on two Properties, with an estimated aggregate cost of approximately $64 million, and (ii) to fund furniture, fixture and equipment replacements and capital improvements as needed at the Company’s Properties. The Company also has committed to fund its pro rata share of working capital shortfalls and construction commitments for its partnerships, if shortfalls arise, and has guaranteed the debt service for several of its consolidated subsidiaries and partnerships. In order to enter into these and other transactions, the Company must obtain additional funds through the receipt of additional offering proceeds and/or advances on its Revolving LOC and permanent financing.

      Our Properties are operated under various management agreements with third party managers that call for base management fees, which generally range from 3% to 5% of hotel and resort revenues and have an incentive management fee provision related to the hotel’s profitability. The management agreements generally require us to set aside generally 3% to 5% of hotel and resort revenues in FF&E Reserve accounts to be used for the replacement of furniture, fixtures and equipment. The management agreements have terms from 10 to 20 years and generally have renewal options.

20.	Credit Enhancements:

      The Company benefits from various types of credit enhancements that have been provided by the managers of some of its Properties. These credit enhancements may be provided to the Company directly or indirectly through unconsolidated subsidiaries and guarantee the Company certain minimum returns on its Properties. Funding under these guarantees is either recognized as other income, as reductions in base management fees or as liabilities by the Company, depending upon the nature of each credit enhancement agreement and whether the funded amounts are required to be repaid by the Company in the future. The repayment of these liabilities is expected to occur at such time that the net operating income of these Properties are in excess of the minimum returns to the Company or its unconsolidated subsidiaries. All of the credit enhancements are subject to expiration or “burn-off” provisions over time or at such time that the funding limit has been reached. There is no assurance that market conditions will allow the Company to continue to obtain credit enhancements on Properties acquired in the future. As a result of the downturn in the overall economy and the threat of terrorism and their adverse effect on the Company’s operations, the Company has been relying on credit enhancements to substantially enhance its net earnings and cash flows. To the extent that this trend continues and current credit enhancements are fully utilized or expire, the Company’s results of operations and its ability to pay distributions to stockholders will be affected.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

      The following table represents the Company’s amounts and utilization of credit enhancements for the years ended December 31, 2003, and 2002:

	Limited		Liquidity	Senior
	Rent	Threshold	Facility	Loan
	Guarantees	Guarantees	Loans	Guarantees

Amount available as of January 1, 2002	$5,911	$44,850	$5,150	$—
New credit enhancements obtained	—	6,150	6,594	—
Utilization of credit enhancements	(4,584)	(18,279)	(1,727)	—

Amount available as of December 31, 2002	1,327	32,721	10,017	—
New credit enhancements obtained	—	24,709	—	—
Utilization of credit enhancements	(205)	(37,087)	(4,292)	—
Expiration of credit enhancements	(1,122)	—	—	—

Amount available as of December 31, 2003	$—	$20,343	$5,725	$—

      The following table represents the Company’s unconsolidated subsidiaries amounts and utilization of credit enhancements for the years ended December 31, 2003, and 2002:

	Limited		Liquidity	Senior
	Rent	Threshold	Facility	Loan
	Guarantees	Guarantees	Loans	Guarantees

Amount available as of January 1, 2002	$—	$—	$46,951	$30,509
New credit enhancements obtained	—	—	12,000	—
Utilization of credit enhancements	—	—	(12,833)	(9,411)

Amount available as of December 31, 2002	—	—	46,118	21,098
Utilization of credit enhancements	—	—	(26,862)	(6,098)

Amount available as of December 31, 2003	$—	$—	$19,256	$15,000

      During the years ended December 31, 2003 and 2002, and 2001 the Company recognized approximately $24.8 million, $10.3 million, and $0, respectively, as credit enhancement revenue and approximately $2.4 million, $0, and $0 respectively, as a reduction in base management fees as a result of credit enhancements amounts that were utilized. Of the total remaining amounts available to the Company under the credit enhancements, approximately $4.7 million is subject to repayment provisions if utilized. Of the total remaining amounts available to unconsolidated subsidiaries of the Company, approximately $33 million is subject to repayment provisions if utilized.

      For ten of the Company’s Properties leased to affiliates of Marriott, the credit enhancements funding was sent directly to the Company’s third-party tenant lessees, which in turn allows them to make periodic rental payments to the Company. The credit enhancement applicable to these Properties was fully utilized and expired in the third quarter of 2003. Rent payments for these Properties total $26.7 million for a calendar year. Out of the total amount of rental income from operating leases earned from these Properties approximately $7.3 million, $4.6 million, and $0 was funded from credit enhancements during the years ended December 31, 2003, 2002, and 2001, respectively. There is no guarantee that the Company will continue to receive scheduled rental payments for these Properties. In November 2003, the Company entered into an agreement whereby the credit enhancements available for three of its Properties acquired in 2003 will be available to fund short falls in rental payments on these 10 Properties.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

      In connection with the lease assumptions on nine Properties as discussed in Note 3, “Assignment of Third-Party Leases,” the Company assumed a liquidity facility loan in the amount of approximately $3.6 million and a total of approximately $10.2 million was available under the facility. The facility was provided by the manager of the Properties to fund Property operating shortfalls for the aggregate rent due on a pooled basis for the nine portfolio Properties. The facility is available until the earlier of (i) expiration of the agreement on December 31, 2004, (ii) the minimum rent coverage of the pooled Properties equals or exceeds a predefined threshold for 13 consecutive accounting periods or (iii) total liquidity facility funding equals or exceeds 10% of the total purchase price for all nine Properties at the end of any fiscal year. As of December 31, 2003, $1.2 million was available for future draws under the liquidity facility loan.

      The following table represents the amounts that the Company had recorded as other liabilities in the accompanying consolidated balance sheet as of December 31, (in thousands):

	2003	2002

Limited rent guarantees	$—	$—
Threshold guarantees	500	—
Liquidity facility loan	10,038	5,631
Senior loan guarantees	—	—

	$10,538	$5,631

      The following table represents the amounts that the Company’s unconsolidated subsidiaries’ had recorded as liabilities related to credit enhancements as of December 31, (in thousands):

	2003	2002

Limited rent guarantees	$—	$—
Threshold guarantees	—	—
Liquidity facility loan	48,600	19,575
Senior loan guarantees	22,574	14,829

	$71,174	$34,404

      The senior loan guarantee and liquidity facility loan for the Waikiki Beach Marriott Property, in which the Company owns a 49% joint venture interest, expired in the third quarter of 2003 and the first quarter of 2004, respectively. As result, the Company and its co-venturers may no longer receive cash distributions from this joint venture and may be required to make capital contributions to fund hotel and resort operating shortfalls until the time that the operating performance of this Property improves. This may reduce cash flows available for distribution to the stockholders of the Company.

      As of December 31, 2003 and 2002, the Company had approximately $26.1 million and $44.1 million, respectively, available for funding under the various forms of credit enhancement. The Company’s unconsolidated subsidiaries had approximately $34.3 million and $67.1 million, respectively, as of December 31, 2003 and 2002, available for funding.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

21.	Selected Quarterly Financial Data:

      The following table presents selected unaudited quarterly financial data for each full quarter during the years ended December 31, 2003 and 2002 (in thousands, except per share data). Revenue amounts reported for 2002 and the first three quarters of 2003 have been restated for the effects of the implementation of FIN 46R (see Note 2 to the consolidated financial statements):

2003 Quarter	First	Second	Third	Fourth	Year

Continuing Operations:
Revenues	$95,637	$107,520	$158,387	$195,596	$557,140
Income (loss) from continuing operations	6,437	983	(6,062)	3,413	4,771
Discontinued Operations:
Revenues	—	—	3,001	2,699	5,700
Income from discontinued operations	—	—	774	448	1,222
Net Earnings (Loss)	6,437	983	(5,288)	3,861	5,993
Earnings (Loss) per Share, basic and diluted:
Continuing operations	0.05	0.01	(0.03)	0.02	0.02
Discontinued operations	—	—	—	—	0.01
Net earnings (loss)	0.05	0.01	(0.03)	0.02	0.03
Weighted average number of shares of common stock outstanding basic and diluted	133,837	153,668	181,941	220,092	172,449

2002 Quarter	First	Second	Third	Fourth	Year

Continuing Operations:
Revenues	$45,038	$49,499	$63,539	$67,450	$225,526
Income from continuing operations	3,651	4,757	2,343	5,059	15,810
Net Earnings	3,651	4,757	2,343	5,059	15,810
Earnings per Share, basic and diluted:
Continuing operations	0.05	0.05	0.02	0.04	0.16
Net earnings	0.05	0.05	0.02	0.04	0.16
Weighted average number of shares of common stock outstanding basic and diluted	80,748	89,490	100,749	117,523	97,874

22.	Subsequent Events:

      During the period January 1, 2004 through February 20, 2004, the Company received subscription proceeds from its 2003 Offering of approximately $270.0 million representing the issuance of approximately 27.0 million shares of common stock.

      On January 1, 2004 and February 1, 2004, the Company declared distributions totaling approximately $15.7 million and $16.7 million, respectively, or $0.064583 per share of common stock, payable by March 31, 2004, to stockholders of record on January 1, 2004 and February 1, 2004, respectively.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

      On February 12, 2004, through a wholly owned subsidiary, the Company entered into a stock purchase agreement with KKR Partners II, L.P., a Delaware limited partnership, KKR 1996 Fund, L.P., a Delaware limited partnership, Resort Associates, L.P., a Delaware limited partnership, Golf Associates, L.P., a Delaware limited partnership and KSL Recreation Corporation, a Delaware corporation (referred to as “KSL”), whereby the Company has agreed to acquire all of the outstanding capital stock of KSL and its subsidiaries, for approximately $1.4 billion in cash and estimated closing costs of approximately $25 million (the “KSL Acquisition”). In connection with the KSL Acquisition, the Company paid a non-refundable deposit of $75 million in February 2004. Upon consummation of the transaction, the six resorts currently owned by KSL will be acquired by the Company’s wholly owned subsidiaries and it will be subject to the outstanding debt of KSL and its subsidiaries (approximately $794 million as of February 2, 2004) (“Existing KSL Debt”) and any other outstanding liabilities. The closing of the KSL Acquisition is subject to the fulfillment of certain conditions, such as customary approvals and other closing conditions. If the conditions are not satisfied, the KSL Acquisition may not occur. The Company has received a commitment from a lender to finance the KSL Acquisition with a Short-Term Loan of up to $1.86 billion (“KSL Short-Term Loan”). The Company may use the proceeds of the KSL Short-Term Loan to repay the Existing KSL Debt simultaneously with the consummation of the KSL Acquisition or it may only draw approximately $1.1 billion on the KSL Short-Term Loan and later refinance the Existing KSL Debt. The Company is in the process of obtaining a commitment to refinance the Existing KSL Debt (if such debt is not repaid simultaneously with the consummation of the KSL Acquisition) and/or a portion of the KSL Short-Term Loan with the proceeds of permanent financing to be obtained within nine months of consummating the KSL Acquisition. The KSL Short-Term Loan is expected to be repaid from a combination of permanent debt, or out of the proceeds that the Company may receive from the sale of the Company’s common stock through the 2004 Offering.

      In March 2004, the third-party tenants affiliated with Marriott for ten of the Company’s Properties with combined net operating income of approximately $13.0 million and base rental obligations of $26.7 million informed us that the annual net operating income projected for these Properties would be insufficient to fund the full amount of scheduled base rent for 2004 and potentially subsequent years. As a result, the Company has begun discussions with those tenants on possible alternatives that would address the current circumstances including its possible acquisition of the leasehold interests in these Properties and the execution of management agreements with Marriott or its affiliates to operate the Properties under long-term contracts. Under this alternative arrangement, these Properties would be leased to one or more of the Company’s TRS subsidiaries and managed by an affiliate of Marriott. This possible alternative may include additional guarantees, provided by Marriott, of minimum returns which may not provide the same income stream as the base rents. The Properties are encumbered by debt and consequently any alternative solution will be subject to approval by the lender providing the related financing. As these discussions continue it is possible that Marriott, on behalf of the tenants, will continue to pay the rent due under the current lease structure until such time that these leases are assigned or modified. The Company may be required to return the security deposits received in connection with the current agreements. Should the Company take assignment of the leasehold interests, the operations of these hotels will be included in our consolidated statement of earnings in lieu of the rental income which is currently being recognized.

      The Company developed and completed a Courtyard by Marriott in Foothill Ranch, California. The Property opened on February 18, 2004.

      As indicated under Note 10, “Investments”, CNL Hospitality Partners, LP, a wholly owned subsidiary of the Company (“Hospitality Partners”), has invested approximately $19 million in HLP’s Series A convertible preferred partnership units (representing 190,266 Series A preferred partnership units which are convertible at any time for (among other securities) approximately 2,816,460 common shares of beneficial interest of Hersha Hospitality Trust (“HT”), HLP’s parent entity, subject to certain adjustments). Hospitality Partners has exercised its registration rights under that certain Registration Rights Agreement with HLP dated

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended December 31, 2003, 2002 and 2001

April 21, 2003 (the “Registration Rights Agreement”). Accordingly, on March 2, 2004, HT filed a registration statement on Form S-3 with the Commission registering the 2,816,460 common shares of beneficial interest of HT underlying the Company’s 190,266 Series A preferred partnership units in HLP. Although the Company invoked its registration rights under the Registration Rights Agreement, at this time the Company does not know with certainty that it will exchange its preferred partnership units into common shares of beneficial interest, or if it does exercise its rights to convert the preferred partnership units into common shares of beneficial interest, that it will sell such shares.

      During the first quarter of 2004, the Company began to actively consider various alternatives including Listing, recapitalization of its current debt structure, possible mergers, additional acquisitions or continuing to raise money and operate as it currently does.

      The Company currently is seeking additional Properties or other permitted real estate related investment opportunities, such as investments into other real estate companies or partnerships.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,	December 31,
	2004	2003

	(In thousands except per
	share data)
ASSETS
Hotel and resort properties, less accumulated depreciation of $172,418 and $142,197, respectively	$3,350,501	$3,357,376
Investments in unconsolidated subsidiaries	28,350	30,714
Real estate held for sale	29,550	29,550
Cash and cash equivalents	589,951	147,694
Restricted cash	68,566	60,105
Receivables, net	79,760	55,410
Goodwill and other intangible assets, net	82,947	82,997
Prepaid expenses and other assets	180,252	68,388
Loan costs, less accumulated amortization of $7,382 and $5,881, respectively	19,271	18,918
Deferred income taxes, less valuation allowance of $13,796 and $10,098, respectively	27,250	25,826

	$4,456,398	$3,876,978

LIABILITIES AND STOCKHOLDERS’ EQUITY

Mortgages payable and accrued interest	$1,559,456	$1,499,988
Other notes payable	143,996	150,289
Line of credit	24,073	24,073
Accounts payable and accrued expenses	82,176	68,909
Other liabilities	15,238	11,847
Due to related parties	18,536	11,570
Security deposits and unearned revenues	14,543	12,443

Total liabilities	1,858,018	1,779,119

Commitments and contingencies
Minority interests	153,382	157,118

Stockholders’ equity:
Preferred stock, without par value
Authorized and unissued 3,000 shares	—	—
Excess shares, $.01 par value per share
Authorized and unissued 63,000 shares	—	—
Common stock, $.01 par value per share
Authorized 450,000 shares; issued 305,274 and 243,756 shares, respectively; outstanding 303,080 and 242,243 shares, respectively	3,032	2,424
Capital in excess of par value	2,717,221	2,164,275
Accumulated distributions in excess of net income	(269,995)	(222,334)
Accumulated other comprehensive loss	(5,260)	(3,624)

Total stockholders’ equity	2,444,998	1,940,741

	$4,456,398	$3,876,978

See accompanying notes to condensed consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Quarter Ended March 31,

	2004	2003

	(In thousands)
Revenues:
Room	$152,179	$60,232
Food and beverage	49,792	17,751
Other hotel and resort operating departments	13,976	5,778
Rental income from operating leases	9,116	7,816
Credit enhancement revenue	6,376	2,745
Interest and other income	2,347	1,316

	233,786	95,638

Expenses:
Room	36,612	13,616
Food and beverage	36,824	12,362
Other hotel and resort operating departments	8,246	3,873
Property operations	45,814	16,204
Repairs and maintenance	10,552	3,883
Hotel and resort management fees	7,158	2,751
Sales and marketing	15,481	5,815
Interest and loan cost amortization	26,118	8,504
General operating and administrative	4,997	2,135
Asset management fees to related party	4,946	2,343
Depreciation and amortization	30,890	12,703

	227,638	84,189

Income before equity in losses of unconsolidated subsidiaries, minority interest and benefit from income taxes	6,148	11,449
Equity in losses of unconsolidated subsidiaries	(2,635)	(3,693)
Minority interests	(2,252)	(1,319)

Income from continuing operations before benefit from income taxes	1,261	6,437
Benefit from income taxes	1,120	—

Income from continuing operations	2,381	6,437
Income from discontinued operations	589	—

Net income	$2,970	$6,437

Income per share of common stock (basic and diluted):
Continuing operations	$0.009	$0.048
Discontinued operations	0.002	—

	$0.011	$0.048

Weighted average number of shares of common stock outstanding:
Basic and diluted	271,413	133,837

See accompanying notes to condensed consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Quarter Ended March 31, 2004 and year Ended December 31, 2003
(Unaudited)

	Common Stock			Accumulated
			Capital in	Distributions	Accumulated Other
	Number of	Par	Excess of	in Excess of	Comprehensive		Comprehensive
	Shares	Value	Par Value	Net Income	Loss	Total	Income

	(In thousands, except per share data)
Balance at December 31, 2002	126,009	$1,260	$1,115,745	$(98,366)	$(4,316)	$1,014,323
Subscriptions received for common stock through public offerings and distribution reinvestment plan	116,950	1,171	1,168,325	—	—	1,169,496	$—
Retirement of common stock	(716)	(7)	(6,584)	—	—	(6,591)	—
Stock issuance costs	—	—	(113,211)	—	—	(113,211)	—
Net income	—	—	—	5,993	—	5,993	5,993
Current period adjustment to recognize change in value of cash flow hedges	—	—	—	—	554	554	554
Current period adjustment to recognize change in value of foreign operations investment hedge	—	—	—	—	(791)	(791)	(791)
Translation adjustment from foreign operations	—	—	—	—	929	929	929

Total comprehensive income	—	—	—	—	—	—	$6,685

Distributions declared and paid $(.78 per share)	—	—	—	(129,961)	—	(129,961)

Balance at December 31, 2003	242,243	$2,424	$2,164,275	$(222,334)	$(3,624)	$1,940,741
Subscriptions received for common stock through public offerings and distribution reinvestment plan	61,518	615	614,583	—	—	615,198	$—
Retirement of common stock	(681)	(7)	(6,260)	—	—	(6,267)	—
Stock issuance costs	—	—	(55,377)	—	—	(55,377)	—
Net income	—	—	—	2,970	—	2,970	2,970
Current period adjustment to recognize change in value of cash flow hedges	—	—	—	—	(1,958)	(1,958)	(1,958)
Current period adjustment to recognize change in value of foreign operations investment hedge	—	—	—	—	791	791	791
Translation adjustment from foreign operations	—	—	—	—	(469)	(469)	(469)

Total comprehensive income	—	—	—	—	—	—	$1,334

Distributions declared and paid ($.19 per share)	—	—	—	(50,631)	—	(50,631)

Balance at March 31, 2004	303,080	$3,032	$2,717,221	$(269,995)	$(5,260)	$2,444,998

See accompanying notes to condensed consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Quarter Ended March 31,

	2004	2003

	(In thousands)
Net cash provided by operating activities	$41,107	$23,321

Cash flows from investing activities:
Additions to hotel properties	(23,870)	(156,514)
Investment in unconsolidated subsidiaries	(1,791)	—
Deposit on property and other investments	(81,975)	(2,674)
Increase in restricted cash	(8,461)	(4,135)
Increase in other assets	(33,306)	(12,711)

Net cash used in investing activities	(149,403)	(176,034)

Cash flows from financing activities:
Repayments on line of credit	—	(2)
Payment of loan costs	(1,875)	(3,678)
Proceeds from mortgage loans	61,629	145,000
Proceeds from other notes payable net of repayments	(6,213)	525
Principal payments on mortgage loans	(2,031)	(510)
Subscriptions received from stockholders	615,198	168,310
Distributions to stockholders	(50,631)	(25,396)
Distributions to minority interest net of contributions	(3,880)	(34,993)
Retirement of common stock	(6,267)	(1,140)
Payment of stock issuance costs	(55,377)	(17,116)

Net cash provided by financing activities	550,553	231,000

Net increase in cash and cash equivalents	442,257	78,287
Cash and cash equivalents at beginning of period	147,694	53,741

Cash and cash equivalents at end of period	$589,951	$132,028

Supplemental schedule of non-cash investing activities:
Amounts incurred but not paid for construction in progress	$6,601	$109

Property contributed from a minority interest partner to a partnership in exchange for partnership interest	$—	$75,408

Supplemental schedule of non-cash financing activities:
Distributions declared but not paid to minority interest	$1,679	$98

See accompanying notes to condensed consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Quarters Ended March 31, 2004 and 2003
(Unaudited)

1.	Organization:

      CNL Hospitality Properties, Inc. is a corporation which was organized pursuant to the laws of the State of Maryland on June 12, 1996 and operates for federal income tax purposes as a real estate investment trust (a “REIT”). The term “Company” includes, unless the context otherwise requires, CNL Hospitality Properties, Inc., CNL Hospitality Partners, LP, CNL Hospitality GP Corp., CNL Hospitality LP Corp., RFS Partnership, L.P., CNL Rose Acquisition Corp., CNL Rose GP Corp., each of their subsidiaries and several consolidated partnerships and joint ventures. Various other wholly or majority owned subsidiaries are expected to be formed in the future, primarily for purposes of acquiring or developing hotel and resort properties (“Properties”).

      As of March 31, 2004, the Company owned 106 Properties directly and 24 Properties through equity investment interests. The Company leases most of its Properties to taxable REIT subsidiary (“TRS”) entities and contracts with third-party hotel and resort management companies to operate these Properties. Hotel and resort operating revenues and expenses for these Properties are included in the consolidated results of operations. Other Properties are leased on a triple-net basis to third-party tenants who operate the Properties or contract with hotel and resort managers to operate their hotel and resort Properties. Rental income from operating leases is included in the consolidated results of operations for these Properties.

2.	Summary of Significant Accounting Policies:

      Basis of Presentation — The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for the fair presentation of the Company’s results for the interim periods presented. Operating results for the quarter ended March 31, 2004, may not be indicative of the results that may be expected for the year ending December 31, 2004. Amounts as of December 31, 2003, included in the condensed consolidated financial statements have been derived from audited consolidated financial statements as of that date. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-K/ A for the year ended December 31, 2003.

      Principles of Consolidation — The accompanying unaudited condensed consolidated financial statements include the accounts of CNL Hospitality Properties, Inc., and each of its wholly-owned subsidiaries. In accordance with the provisions of Statement of Financial Accounting Standards Interpretation No. 46 (“FIN 46R”), “Consolidation of Variable Interest Entities”, the Company also consolidates joint ventures for which the Company is the primary beneficiary. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets excluding variable interests. All significant intercompany balances and transactions have been eliminated in consolidation. Interests of third parties are reflected as minority interests for these variable interest entities. FIN 46R does not require restatement of previously issued financial statements, however, the Company has restated prior years’ consolidated financial statements, if applicable, to reflect the consolidation of previously unconsolidated subsidiaries in order to maintain comparability between the periods presented in the consolidated financial statements and the accompanying notes. These restatements had no effect on stockholders’ equity, net income or related per share amounts for all periods.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Quarters Ended March 31, 2004 and 2003
(Unaudited)

      Reclassification — Certain items in the prior years’ condensed consolidated financial statements have been reclassified to conform with the 2004 presentation, including restatements for the effect of FIN 46R. These reclassifications had no effect on stockholders’ equity or net income.

3.	Investments in Unconsolidated Subsidiaries:

      The Company had the following investments in unconsolidated subsidiaries:

		Ownership
	Total Amount	Interest as of
Name	Invested	March 31, 2004	Description

WB Resort Partners, L.P.	$41.8 million	49.00%	A partnership which owns a resort in Hawaii.
Desert Ridge Resort Partners, LLC	$25.1 million	44.00%	A joint venture which owns a resort in Arizona.
CY-SF Hotel Partnership, L.P.	$13.0 million	48.15%	A partnership which owns a hotel in California.
CTM Partners, LLC	$6.9 million	31.25%	A joint venture that holds a majority interest in an LLC that owns the licensing rights to the Mobil Travel Guide.
CNL Plaza, Ltd.	$0.3 million	9.90%	A partnership which owns an office building in Florida where the Company’s advisor, CNL Hospitality Corp. (the “Advisor”) leases office space.

      On March 29, 2004, the Company contributed an additional $1.7 million to CTM Partners, LLC to fund operating needs of its subsidiary, EMTG, LLC. One of the three other partners elected not to make their respective proportionate share of contributions and, as a result, on April 1, 2004, the Company’s ownership increased to 35.07 percent.

- Intentionally Left Blank -

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Quarters Ended March 31, 2004 and 2003
(Unaudited)

      The following presents unaudited condensed statements of income for the unconsolidated subsidiaries for the quarter ended March 31, 2004 (in thousands):

	Desert Ridge		CY-SF	CTM
	Resort	WB Resort	Hotel	Partners,	CNL
	Partners, LLC	Partners, LP	Parent, LP	LLC	Plaza, Ltd.	Total

Revenues	$29,997	$16,276	$3,898	$539	$2,633	$53,343
Cost of sales	(11,254)	(6,131)	(1,627)	(1,388)	(764)	(21,164)
Expenses	(17,846)	(14,066)	(3,636)	(1,091)	(1,722)	(38,361)
Minority interest in loss	—	—	—	447	—	447

Net income (loss)	$897	$(3,921)	$(1,365)	$(1,493)	$147	$(5,735)

Income (loss) allocable to the Company	$395	$(1,921)	$(657)	$(467)	$15	$(2,635)

Other comprehensive income allocable to the Company	$394	$—	$—	$—	$—	$394

Company’s ownership interest at end of period	44.00%	49.00%	48.15%	31.25%	9.90%

      The following presents unaudited condensed statements of income for the unconsolidated subsidiaries for the quarter ended March 31, 2003 (in thousands):

	Desert Ridge		CY-SF	CTM
	Resort	WB Resort	Hotel	Partners,	CNL
	Partners, LLC	Partners, LP	Parent, LP	LLC	Plaza, Ltd.	Total

Revenues	$28,688	$13,489	$3,359	$1,682	$2,702	$49,920
Cost of sales	(12,180)	(5,364)	(1,208)	(2,369)	(829)	(21,950)
Expenses	(17,260)	(12,972)	(3,423)	(809)	(1,750)	(36,214)
Minority interest in loss	—	—	—	336	—	336

Net income (loss)	$(752)	$(4,847)	$(1,272)	$(1,160)	$123	$(7,908)

Income (loss) allocable to the Company	$(331)	$(2,375)	$(636)	$(363)	$12	$(3,693)

Other comprehensive income allocable to the Company	$30	$—	$—	$—	$—	$30

Company’s ownership interest at end of period	44.00%	49.00%	50.00%	31.25%	9.90%

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Quarters Ended March 31, 2004 and 2003
(Unaudited)

4.	Indebtedness:

      In March 2004, the Company entered into a $33.3 million loan agreement collateralized by the Hyatt Regency Montreal, Canada Property. The loan bears a floating interest rate of the Canadian Deposit Offering Rate (“CDOR”) (2.20 percent as of March 31, 2004) plus 3.75 percent with an interest rate floor of 6.25 percent and monthly payments of interest only. The Company has entered into an interest rate protection agreement to cap the rate of this loan at 7.00 percent. This instrument was designated as a cash flow hedge. The loan matures in April 2007, with two, one-year extensions options. The indebtedness is denominated in Canadian dollars, the functional currency of the Property and has been translated to U.S. dollars.

      In March 2004, the Company entered into a $32.5 million loan agreement collateralized by the Hyatt Regency Dearborn, Michigan Property. The loan bears a fixed interest rate of 5.60 percent with monthly principal and interest payments of $0.2 million, calculated on a 25-year amortization schedule through maturity in April 2009, at which time the remainder of the principal is due.

      In March 2004, RFS Partnership, L.P., a subsidiary of the Company, commenced a cash tender offer pursuant to which the Company offered to purchase any and all of the outstanding 9.75 percent publicly-traded term notes, of which $79.5 million were outstanding. The term notes were assumed in the Company’s acquisition of RFS Hotel Investors, Inc. (“RFS”) and have restrictive covenants applicable to the Company. The tender offer expired on May 6, 2004. In connection with the tender offer, the Company solicited consents to eliminate substantially all of the restrictive covenants in the note indenture that governs the notes. The consent of holders of a majority of the notes was required in order for the restrictive covenants to be eliminated in the note indenture, however, acceptance of the tender was not conditioned on receiving the consent of a majority of the notes. As of May 6, 2004, publicly-traded term notes with a face value of $78.5 million were tendered under the offer and a supplemental indenture was executed. By virtue of the supplemental indenture, the restrictive covenants were eliminated as of May 6, 2004 and $1.0 million of the notes remain outstanding.

5.	Stockholders’ Equity:

      On August 13, 2002, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission in connection with the Company’s sale of up to 175 million shares of common stock at $10 per share ($1.75 billion) (the “2003 Offering”). The 2003 Offering commenced immediately following the completion of the Company’s fourth public offering on February 4, 2003 and was completed on March 12, 2004. During the quarter ended March 31, 2004, the Company raised $615.2 million in net proceeds from the 2003 Offering representing the issuance of 61.5 million shares. In connection with the 2003 Offering, the Company issued a total of 172.8 million shares of common stock, including 2.9 million shares issued pursuant to the Company’s distribution reinvestment plan. CNL Securities Corp., an affiliate of the Advisor, was the managing dealer for the Company’s public equity offerings.

6.	Commitments and Contingencies:

      As of March 31, 2004, the Company had commitments to (i) complete construction on one Property, with remaining costs estimated to be $17.2 million, which is expected to be completed in the third quarter of 2004, and (ii) to fund furniture, fixture and equipment replacements and capital improvements of its Properties. The Company also is committed to fund its pro rata share of working capital shortfalls and construction commitments for its consolidated and unconsolidated partnerships and joint ventures, if shortfalls arise. During the quarter ended March 31, 2004, the Company did not make any significant capital contributions to its partnerships.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Quarters Ended March 31, 2004 and 2003
(Unaudited)

7.	Credit Enhancements:

      In March 2004, the third-party tenants affiliated with Marriott for ten of the Company’s Properties with combined annual net operating income of $13.0 million (for the year ended December 31, 2003) and annual base rental obligations of $26.7 million informed the Company that the annual net operating income projected for these Properties would be insufficient to fund the full amount of scheduled base rent for 2004 and potentially subsequent years. As a result, the Company has begun discussions with those tenants on possible alternatives that would address the current circumstances including its possible acquisition of the leasehold interests in these Properties and the execution of management agreements with Marriott or its affiliates to operate the Properties under long-term contracts. Under this alternative arrangement, these Properties would be leased to one or more of the Company’s TRS subsidiaries and managed by an affiliate of Marriott. The Properties are encumbered by debt and consequently any alternative solution will be subject to approval by the lender providing the related financing. The Company may be required to return the security deposits received in connection with the current agreements. Should the Company take assignment of the leasehold interests, the operations of these hotels will be included in the consolidated statements of income in lieu of the rental income that is currently being recorded.

8.	KSL Acquisition — Subsequent Event:

      On April 2, 2004, the Company, through CNL Resort Acquisition Corp., a wholly owned subsidiary of the Company, acquired all of the outstanding capital stock of KSL Recreation Corporation (“KSL”) for $1.4 billion in cash including closing costs of $19.9 million and the assumption of the outstanding debt of KSL and its subsidiaries of $794.0 million and any other outstanding liabilities. In February 2004, the Company paid a deposit of $75 million relating to this transaction, which was recorded in prepaid expenses and other assets as of March 31, 2004.

      The Company financed this transaction by using $367.5 million from sales of common stock from the 2003 Offering and by obtaining a $1.1 billion short-term loan with an interest rate of LIBOR (one-month LIBOR was equal to 1.09 percent as of March 31, 2004) plus 2.75 percent. The short-term loan matures in January 2005 with a three-month extension available subject to the payment of certain fees. The short-term loan agreement includes certain covenants which, among other things, prohibit the incurrence of additional debt during the term. The Company has a commitment from a lender to refinance the short-term loan with mortgage debt proceeds of $1.0 billion within nine months of closing this transaction. The remainder of the short-term loan is expected to be repaid with cash on hand. The new loan is expected to be collateralized by three Properties and will have a $500 million component with a fixed interest rate of 5.85 percent and a $500 million variable rate component that bears interest at a rate of one-month LIBOR plus 275 basis points. The entire loan is expected to mature in 2007, subject to two one-year extensions at the Company’s option.

CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Quarters Ended March 31, 2004 and 2003
(Unaudited)

      The KSL Properties comprise 3,220 hotel rooms (including 313 managed condominium villas), approximately 391,000 square feet of meeting space, approximately 153,000 square feet of spa and fitness facilities, 15 golf courses, seven clubhouses, 75 tennis courts, 39 restaurants and 59 retail outlets. The following is a summary of the Properties acquired:

Property	Location	# of Rooms

Grand Wailea Resort and Spa	Wailea, Hawaii	780
La Quinta Resort and Club and PGA West	La Quinta, California	617
Doral Golf Resort and Spa	Doral, Florida	692
Arizona Biltmore Resort and Spa	Phoenix, Arizona	606
Claremont Resort and Spa	Berkeley, California	279
Emerald Pointe Resort	Lake Lanier Islands, Georgia	246

		3,220

      Concurrent with the closing of the KSL acquisition, the Company entered into interim management agreements with an affiliate of the former KSL parent, for a period of nine months. Either party may terminate the interim agreements with 75 days written notice. The Company intends to enter into long-term management agreements with one or more third-party hotel managers before the end of 2004.

9.	Other — Subsequent Events:

      On April 1, 2004 and May 1, 2004, the Company declared distributions to stockholders of record on April 1, 2004 and May 1, 2004, of $18.4 million, or $0.064583 per share, each month, payable by June 30, 2004.

      In April 2004, the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission for an underwritten offering of shares of its common and preferred stock. The registration statement relating to these securities has not yet become effective, and these securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The Company intends to file an application with the New York Stock Exchange, Inc., to list its shares upon the consummation of such offering.

      In April 2004, the Company also entered into a merger agreement with its advisor, CNL Hospitality Corp. The terms of the acquisition were approved by a special committee of the board of directors comprised solely of independent directors. If the merger is approved, all of the outstanding shares of capital stock of CNL Hospitality Corp. will be exchanged for shares of CNL Hospitality Properties, Inc. common stock and cash, for a total consideration of $297 million and the assumption of approximately $11 million of debt. Upon completion of the transaction, CNL Hospitality Corp. will become a wholly owned subsidiary of CNL Hospitality Properties, Inc., and CNL Hospitality Corp.’s officers and other executives will become associates of CNL Hospitality Properties, Inc. As a result of the acquisition, CNL Hospitality Properties, Inc. will become a fully integrated, self-administered and self-advised REIT. Completion of the acquisition is subject to stockholder approval and numerous other conditions. No assurance can be given that such conditions will be satisfied or that the Company will be able to complete the advisor acquisition.

      In April 2004, the Company completed the sale of 2.5 million shares of common stock of Hersha Hospitality Trust, a joint venture partner that is a publicly-traded hospitality REIT, for $25.0 million in gross proceeds. In connection with this sale, the Company recorded a gain of approximately $8.1 million.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders

CNL Hospitality Corp.

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of CNL Hospitality Corp. and its subsidiary at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 1, the Company provides management, advisory and administrative services, and assists in developing and identifying hotel and resort properties for CNL Hospitality Properties, Inc. and Subsidiaries.

/s/ PRICEWATERHOUSECOOPERS LLP

March 24, 2004, except for the fourth

paragraph of Note 9 as to which the
date is March 31, 2004
Orlando, Florida

CNL HOSPITALITY CORP. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$14,191,471	$4,782,642
Due from related parties	14,626,153	2,465,796
Other assets	52,540	77,608

Total current assets	28,870,164	7,326,046
Property and equipment, net	459,889	368,203
Loan costs, less accumulated amortization of $71,186 and $42,433, respectively	71,870	100,623
Investment in CNL Hospitality Properties, Inc., at cost	200,000	200,000

Total assets	$29,601,923	$7,994,872

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable and accrued expenses	$2,430,390	$1,010,759
Due to related parties	2,552,308	—
Current portion of capital lease obligations	33,646	33,695
Current portion of notes payable	1,500,000	1,500,000
Income taxes payable	—	1,894,186

Total current liabilities	6,516,344	4,438,640
Note payable	9,750,000	11,250,000
Capital lease obligations	79,101	115,325
Deferred rent expense	251,329	166,166

Total liabilities	16,596,774	15,970,131

Stockholders’ equity (deficit):
Class A common stock; $1 par value per share; 10,000 shares authorized; 2,000 shares issued and outstanding	2,000	2,000
Class B common stock; $1 par value per share; 5,000 shares authorized; none issued or outstanding	—	—
Additional paid-in capital	—	—
Retained income (deficit)	13,003,149	(7,977,259)

Total stockholders’ equity (deficit)	13,005,149	(7,975,259)

	$29,601,923	$7,994,872

See accompanying notes to the consolidated financial statements.

CNL HOSPITALITY CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,

	2003	2002	2001

Revenue:
Acquisition fees	$52,187,955	$22,009,482	$12,370,324
Debt acquisition fees	42,167,399	7,454,694	8,686,554
Development fees	2,681,105	6,409,677	7,859,918
Management fees leases	12,478,171	6,696,396	3,530,424
Interest and other income	1,633,904	928,629	966,661

	111,148,534	43,498,878	33,413,881

Expenses:
Corporate services provided by related parties	31,892,640	13,450,239	7,571,988
Salaries and benefits	9,541,697	4,530,634	3,350,803
General and administrative	4,003,461	2,349,038	2,048,705
Rent	783,821	552,418	472,266
Depreciation and amortization	203,789	167,427	101,594
Interest	1,966,940	2,212,867	1,239,673

	48,392,348	23,262,623	14,785,029

Income before income tax expense	62,756,186	20,236,255	18,628,852
Income tax expense	23,615,153	7,619,305	7,010,037

Net income	$39,141,033	$12,616,950	$11,618,815

See accompanying notes to the consolidated financial statements.

CNL HOSPITALITY CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2003, 2002 and 2001

		Additional	Retained
	Common	Paid-In	Earnings
	Stock	Capital	(Deficit)	Total

Balance at December 31, 2000	$2,000	$640,975	$233,595	$876,570
Dividends paid	—	(640,975)	(24,387,239)	(25,028,214)
Net income	—	—	11,618,815	11,618,815

Balance at December 31, 2001	2,000	—	(12,534,829)	(12,532,829)
Dividends paid	—	—	(8,059,380)	(8,059,380)
Net income	—	—	12,616,950	12,616,950

Balance at December 31, 2002	2,000	—	(7,977,259)	(7,975,259)
Dividends paid	—	—	(18,160,625)	(18,160,625)
Net income	—	—	39,141,033	39,141,033

Balance at December 31, 2003	$2,000	$—	$13,003,149	$13,005,149

See accompanying notes to the consolidated financial statements.

CNL HOSPITALITY CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,

	2003	2002	2001

Cash flows from operating activities:
Net income	$39,141,033	$12,616,950	$11,618,815
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	175,036	138,168	88,420
Amortization expense	28,753	29,259	13,174
Loss/ (Gain) on disposal of fixed assets	1,018	(4,797)	—
Changes in operating assets and liabilities:
Due from related parties	(12,160,357)	(1,480,653)	(309,885)
Other assets	25,068	(16,811)	(58,049)
Accounts payable and accrued expenses	1,419,631	97,290	404,708
Due to related parties	2,552,308	(282,992)	(85,292)
Income taxes payable	(1,894,186)	1,429,590	464,596
Deferred rent expense	85,163	79,513	80,704

Net cash provided by operating activities	29,373,467	12,605,517	12,217,191

Cash flows from investing activities:
Purchases of property and equipment	(270,629)	(52,798)	(166,988)
Proceeds from sale of property and equipment	2,889	—	—

Net cash used in investing activities	(267,740)	(52,798)	(166,988)

Cash flows from financing activities:
Proceeds from borrowing	—	—	15,000,000
Payment of loan costs	—	(4,866)	(138,190)
Principal payments on notes payable	(1,500,000)	(1,500,784)	(752,586)
Principal payments on capital lease obligations	(36,273)	(31,152)	(21,907)
Dividends paid to stockholders	(18,160,625)	(8,059,380)	(25,028,214)

Net cash used in financing activities	(19,696,898)	(9,596,182)	(10,940,897)

Net increase in cash and cash equivalents	9,408,829	2,956,537	1,109,306
Cash and cash equivalents at beginning of period	4,782,642	1,826,105	716,799

Cash and cash equivalents at end of period	$14,191,471	$4,782,642	$1,826,105

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$1,966,940	$2,212,867	$1,239,673

Cash paid during the year for income taxes	$25,509,339	$6,189,715	$6,545,441

Supplemental disclosure of non-cash investing and financing activities:
Property and equipment acquired under capital lease obligation	$—	$—	$94,349

Property and equipment acquired from Parent through increase in due to related parties	$—	$—	$6,161

See accompanying notes to the consolidated financial statements.

CNL HOSPITALITY CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2003, 2002 and 2001

1.	Significant Accounting Policies

Organization and Nature of Business

      CNL Hospitality Corp. (the “Company”), a Florida C corporation, was organized on January 7, 1997. The Company is owned by CNL Real Estate Services, Inc., (the “Parent”) (90 percent), a wholly-owned subsidiary of CNL Financial Group, Inc. (“CFG”), and Five Arrows Realty Securities II L.L.C. (“Five Arrows”) (10 percent).

      The Company and its wholly-owned subsidiary, CNL Hotel Development Company (“CHD”), provide management, advisory and administrative services, and assist in developing and identifying hotel and resort properties for CNL Hospitality Properties, Inc. and subsidiaries (“CHP”).

Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds. Cash equivalents are stated at cost, which approximates fair value.

      Cash accounts maintained on behalf of the Company in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Company has not experienced any losses in such accounts.

Property and Equipment

      Property and equipment is stated at cost less accumulated depreciation. Depreciation is recognized principally on an accelerated method using the estimated useful lives of the property and equipment ranging from 3 to 15 years.

Investment

      The Company accounts for its common stock investment in CHP, an unlisted real estate investment trust, using the cost method. The cost of this investment approximates fair value.

Revenue Recognition

      Revenues include fees earned for providing management, advisory and administrative services to CHP. In addition, fees are earned for providing assistance in identifying hotel and resort properties for acquisition at an amount equal to 4.5 percent of CHP’s gross offering proceeds and loan proceeds from permanent financing.

      Fees are earned for providing assistance during the development, construction and renovation of hotel and resort properties in an amount equal to a negotiated percentage of anticipated total project costs. Development fees are recognized when the related services are performed.

Income Taxes

      The Company’s taxable income or loss is included in its Parent’s consolidated federal and state income tax returns. The Company accounts for income taxes as if it were filing tax returns on a stand-alone basis using an asset and liability approach; this approach requires the recognition of deferred tax assets and liabilities for

CNL HOSPITALITY CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2003, 2002 and 2001

the expected future tax consequences of events that have been recognized in the Company’s consolidated financial statements or tax returns. In estimating future tax consequences, the Company considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax laws or rates will be recognized in the future years in which they occur.

Loan Costs

      Loan costs consist of costs incurred in connection with the term loan agreement. These costs are being amortized over the term of the loan using the straight-line method which approximates the effective interest method.

Reclassification

      Certain items in the prior year’s financial statements have been reclassified to conform with the 2003 presentation. These reclassifications had no effect on stockholders’ equity or net income.

Use of Estimates

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2.	Related Party Transactions

      One of the principal stockholders of the Parent and CFG is a stockholder, director and officer of CHP and is an officer and director of the Company. Additionally, the President of CFG, who is an officer of the Company, is a director and officer of CHP.

      The Company’s fee revenue is primarily earned for services provided to CHP. The Company and CHP have entered into an advisory agreement pursuant to which the Company earns a monthly management fee equal to one-twelfth of 0.6 percent of CHP’s real estate asset value and the outstanding principal amount of any mortgage loans as of the end of the preceding month. Management fees earned under the CHP agreement for the years ended December 31, 2003 and 2002 and 2001 were $12,478,171, $6,696,396 and $3,389,308, respectively. The Company has allowed CHP to defer the payment of the current year’s asset management fees until September 2004.

      The Company also entered into an advisory agreement with CNL Hotel Investors, Inc. (“CHI”) pursuant to which the Company earns an annual management fee equal to 0.1 percent of CHI’s aggregate hotel assets. In June 2001, CHP acquired the remaining interest in CHI from Five Arrows. As a result, effective July 1, 2001, CHI fell under the terms of the CHP advisory agreement for which the Company earns a monthly fee equal to one-twelfth of 0.6 percent of CHI’s real estate asset value.

      In addition, the Company received, on an annual basis, a subordinated incentive fee equal to 4.5 percent of CHI’s cash flow available for distributions, as defined in CHI’s Articles of Incorporation. As noted above, in June 2001, CHP acquired the remaining interest in CHI from Five Arrows and as a result CHI is not required to remit the 4.5 percent of cash flow available for distribution to the Company effective July 1, 2001. The Company earned subordinated incentive fees of $141,116 for the year ended December 31, 2001; this amount is included in management fees in the accompanying consolidated statements of income.

      The Company is also entitled to receive acquisition fees for services rendered in identifying properties and structuring the terms of leases of the properties and negotiating mortgage loans equal to 4.5 percent of gross

CNL HOSPITALITY CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2003, 2002 and 2001

proceeds from CHP offerings and loan proceeds from permanent financing. Total acquisition fees of $94,355,354, $29,464,176 and $21,056,878 were earned for the years ended December 31, 2003, 2002 and 2001, respectively. The Company pays CFG a fee ranging from one to 2.75 percent of gross proceeds from CHP offerings for branding, executive management and other corporate services. The Company paid $31,892,640, $13,450,239 and $7,571,988 to CFG for these services during the years ended December 31, 2003, 2002 and 2001, respectively.

      The Company is entitled to receive fees in connection with the development, construction, and renovation of properties. The company earned $2,421,105, $6,129,677 and $7,859,918 of such fees from related entities for the years ended December 31, 2003, 2002 and 2001, respectively.

      The Company also is entitled to earn a subordinated disposition fee, a subordinated share of net sales proceeds, and secured equipment lease servicing fees from CHP. No such fees were earned during the years ended December 31, 2003, 2002 or 2001.

      The Company is required under the terms of its advisory agreement with CHP to reimburse CHP for operating expenses if CHP’s operating expenses paid or incurred exceed, in any four consecutive fiscal quarters, the greater of 2 percent of CHP’s average invested assets or 25 percent of net income (“Expense Cap”). For the years ended December 31, 2003, 2002 and 2001, no reimbursement was required.

      The Company provides accounting and administrative services to CHP and other related companies for which it receives personnel reimbursement fees, in addition to the fees described above. For the years ended December 31, 2003, 2002 and 2001, such reimbursements amounted to $1,596,396, $876,234 and $588,843, respectively, and are included in interest and other income in the accompanying consolidated statements of income.

      Amounts due from related parties at December 31, consist of the following:

	2003	2002

Acquisition fees (CHP)	$1,262,406	$363,690
Development fees (CHP)	154,312	1,126,224
Management fees (CHP)	12,478,171	679,233
Other	731,264	296,649

	$14,626,153	$2,465,796

      Amounts due to related parties at December 31, consist of the following:

	2003	2002

Corporate Services Fee	$771,470	$—
Amounts paid by Parent on behalf of the Company and accounting and administrative services (Parent)	1,780,838	—

	$2,552,308	$—

      Amounts due are unsecured and non-interest bearing. There are no defined repayment terms.

      The Company is a party to leases with CFG relating to certain office equipment and furniture, which are accounted for as capital leases. At December 31, 2003 and 2002, property and equipment included furniture and equipment under capital leases of approximately $234,361; less accumulated depreciation of approxi-

CNL HOSPITALITY CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2003, 2002 and 2001

mately $135,079 and $101,586, respectively. The following represents the minimum lease payments required under the capital lease obligations, as of December 31, 2003:

2004	$41,519
2005	41,519
2006	41,519
Thereafter	3,160

127,717
Less amount representing interest	14,970

Present value of minimum lease payments	$112,747

      Interest incurred related to these leases was $10,662, $13,244 and $11,655 for the years ended December 31, 2003, 2002 and 2001, respectively.

      The Company maintains bank accounts in a bank in which certain officers and directors of the Company serve as directors and are stockholders. The amounts deposited with this bank were $14,191,471 and $4,782,642 at December 31, 2003 and 2002, respectively.

3.     Property and Equipment, Net

      Property and equipment consist of the following at December 31:

	2003	2002

Furniture and fixtures	$428,453	$372,802
Computer equipment and software	511,998	312,159
Leasehold improvements	48,347	40,980

	988,798	725,941
Less accumulated depreciation	(528,909)	(357,738)

	$459,889	$368,203

4.     Note Payable to Minority Stockholder

      The Company entered into a $15,000,000 term loan agreement with Five Arrows, its minority stockholder, on June 26, 2001. The loan has a five year term, bears interest at a rate of 16% and requires monthly payments of $125,000 plus interest. The term loan contains restrictive financial and other covenants including, but not limited to, a requirement for consolidated EBITDA, as defined, to be not less than $625,000 per quarter and working capital to be not less than $1,000,000, as defined. The following presents the minimum payments required under the loan agreement, as of December 31, 2003:

2004	$1,500,000
2005	$1,500,000
2006	$8,250,000

$11,250,000

      Interest incurred relating to this loan was $1,956,278, $2,199,623 and $1,228,008, for the years ended December 31, 2003, 2002 and 2001, respectively.

CNL HOSPITALITY CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2003, 2002 and 2001

5.     Income Taxes

      The provision for income taxes consisted of the following for the years ended December 31:

	2003	2002	2001

Current:
Federal	$20,163,563	$6,501,879	$5,985,450
State	3,451,590	1,117,426	1,024,587

	$23,615,153	$7,619,305	$7,010,037

      At December 31, 2003 and 2002, there were no deferred income taxes.

6.	Dividends

      Cash dividends paid during the years ended December 31, 2003, 2002 and 2001 were $18,160,625, $8,059,380 and $25,028,214, respectively, of which $640,975 represented a return of capital during the year ended December 31, 2001.

7.	Profit Sharing Plan

      Employees of the Company are included in the Parent’s defined contribution profit sharing plan (the “Plan”). The Plan is designed in accordance with the applicable sections of the Internal Revenue Code, and is not subject to minimum funding requirements. The Plan covers all eligible employees of the Company and its subsidiary upon completion of six months of service. The employees may elect to contribute up to a maximum of 15 percent of their salary under Internal Revenue Service regulations. The Company matches 50 percent of the first 6 percent of each employee’s contribution up to a maximum of 3 percent of their salary. For the years ended December 31, 2003, 2002 and 2001, the Company’s contribution, including administration costs, amounted to approximately $77,538, $63,777 and $43,076, respectively, and is included in salaries and benefits in the accompanying consolidated statements of income.

8.	Rights of Common Stockholders

      Each share of Class A common stock is entitled to one vote. The rights of the Class B common stock are as follows:

•	each share of Class B common stock is equivalent to one tenth of a share of Class A common stock with regard to all matters, including voting rights, participation in payment of dividends, and distribution in liquidation of the Company; and

•	if the Company is a participant in a merger or consolidation that results in the conversion, exchange or cancellation of the outstanding shares of Class A common stock or the sale or transfer of all or substantially all of the assets of the Company, then in such event each holder of the Class B common stock shall be entitled to the same consideration as the holder of an equivalent number of shares of Class A common stock.

      Neither class of stockholders has cumulative voting rights. Further, no stockholder, except as discussed in the preceding paragraph, shall have preemptive rights.

9.	Subsequent Events

      During the period January 1 through February 20, 2004, the Company paid cash dividends of $10,422,168.

CNL HOSPITALITY CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the Years Ended December 31, 2003, 2002 and 2001

      On March 23, 2004, the Company issued 1,377.11 shares of Class B common stock at $6,580.18 per share. 1,239.40 of these shares are subject to stockholder’s agreements which restrict the transfer and encumbrance of such stock.

      On March 24, 2004, the Company amended its Articles of Incorporation with respect to the Class B common stock such that each share of Class B common stock is equivalent to 1/100th of a share of Class A common stock with regard to all matters, including voting rights, participation in payment of dividends, and distribution in liquidation of the Company.

      Through March 31, 2004, the Company paid additional cash dividends of $10,268,386.

CNL HOSPITALITY CORP. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,	December 31,
	2004	2003

ASSETS
Current assets:
Cash and cash equivalents	$4,101,986	$14,191,471
Due from related parties	18,485,874	14,626,153
Other assets	106,063	52,540

Total current assets	22,693,923	28,870,164
Property and equipment, net	448,914	459,889
Loan cost, net	64,681	71,870
Investment in CNL Hospitality Properties, Inc., at cost	200,000	200,000

	$23,407,518	$29,601,923

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$717,906	$2,430,390
Due to related parties	1,515,404	2,552,308
Current portion of capital lease obligations	34,329	33,646
Current portion of note payable	1,500,000	1,500,000

Total current liabilities	3,767,639	6,516,344
Note payable	9,375,000	9,750,000
Capital lease obligations	70,257	79,101
Deferred rent expense	275,192	251,329

Total liabilities	13,488,088	16,596,774

Stockholders’ equity (deficit):
Class A common stock; $1 par value per share; 10,000 shares authorized; 2,000 shares issued and outstanding	2,000	2,000
Class B common stock; $1 par value per share; 5,000 shares authorized; 1,377 shares issued and outstanding	1,377	—
Additional paid-in capital	20,176,210	—
Unearned stock compensation	(1,834,147)	—
Retained earnings (deficit)	(8,426,010)	13,003,149

Total stockholders’ equity	9,919,430	13,005,149

	$23,407,518	$29,601,923

See accompanying notes to condensed consolidated financial statements.

CNL HOSPITALITY CORP. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

	Quarter Ended March 31,

	2004	2003

Revenue:
Acquisition fees	$27,565,266	$7,571,766
Debt acquisition fees	2,729,723	4,893,750
Management fees	5,048,045	2,424,245
Development fees	663,711	742,104
Interest and other income	537,825	311,658

	36,544,570	15,943,523

Expenses:
Corporate services provided by related parties	16,845,440	4,627,190
Salaries and benefits	4,144,706	1,592,874
General and administrative	1,120,592	906,836
Rent	239,373	140,430
Depreciation and amortization	58,100	39,435
Interest	452,178	507,921

	22,860,389	7,814,686

Net earnings before income tax expense	13,684,181	8,128,837
Income tax expense	5,154,411	3,058,881

Net earnings	$8,529,770	$5,069,956

See accompanying notes to condensed consolidated financial statements.

CNL HOSPITALITY CORP. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

Quarter Ended March 31, 2004
and Year Ended December 31, 2003
(Unaudited)

	Class A Common		Class B Common
	Stock		Stock
					Additional	Unearned	Retained
	Shares	Par	Shares	Par	Paid-In	Stock	Earnings
	Outstanding	Value	Outstanding	Value	Capital	Compensation	(Deficit)	Total

Balance at December 31, 2002	2,000	$2,000	—	$—	$—	—	$(7,977,259)	$(7,975,259)
Dividends	—	—	—	—	—	—	(18,160,625)	(18,160,625)
Net Income	—	—	—	—	—	—	39,141,033	39,141,033

Balance at December 31, 2003	2,000	2,000	—	—	—	—	13,003,149	13,005,149
Shares issued	—	—	1,377	1,377	20,176,210	(1,847,576)	—	18,330,011
Amortization of unearned stock compensation	—	—	—	—	—	13,429	—	13,429
Dividends	—	—	—	—	—	—	(29,958,929)	(29,958,929)
Net Income	—	—	—	—	—	—	8,529,770	8,529,770

Balance at March 31, 2004	2,000	$2,000	1,377	$1,377	$20,176,210	$(1,834,147)	$(8,426,010)	$9,919,430

See accompanying notes to condensed consolidated financial statements.

CNL HOSPITALITY CORP. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Quarter Ended March 31,

	2004	2003

Cash flows from operating activities:
Net earnings	$8,529,770	$5,069,956
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization expense	58,100	39,435
Amortization of unearned stock compensation	13,429	—
Changes in operating assets and liabilities:
Due from related parties	(3,859,721)	(1,110,524)
Other assets	(53,523)	(5,235)
Accounts payable and accrued expenses	(1,712,484)	(624,601)
Due to related parties	(1,036,904)	2,376,143
Income taxes payable	—	(1,486,553)
Deferred rent	23,863	16,687

Net cash provided by operating activities	1,962,530	4,275,308

Cash flows from investing activities:
Purchases of property and equipment	(39,936)	(67,819)

Net cash used in investing activities	(39,936)	(67,819)

Cash flow from financing activities:
Principal payments on indebtedness	(375,000)	(375,000)
Principal payments on capital lease obligations	(8,161)	(4,405)
Proceeds from sale of common stock	9,061,635	—
Dividends paid to stockholders	(20,690,553)	(7,356,105)

Net cash used in financing activities	(12,012,079)	(7,735,510)

Net decrease in cash and cash equivalents	(10,089,485)	(3,528,021)
Cash and cash equivalents at beginning of period	14,191,471	4,782,642

Cash and cash equivalents at end of period	$4,101,986	$1,254,621

Cash paid during the year for interest	$452,178	$507,921

Cash paid during the year for income taxes	$5,154,411	$4,545,434

See accompanying notes to condensed consolidated financial statements.

CNL HOSPITALITY CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
Quarters Ended March 31, 2004 and 2003

1.	Organization and Nature of Business

      CNL Hospitality Corp. (the “Company”) and its wholly owned subsidiary, CNL Hotel Development Company provide management, advisory and administrative services and assist in developing and identifying hotel and resort properties for CNL Hospitality Properties, Inc. and subsidiaries (“CHP”).

2.	Interim Period Financial Statements

      The interim statements have been prepared without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The Company’s management believes the disclosures made are adequate to make the interim financial information presented not misleading.

      In the opinion of management, the accompanying interim statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Company as of March 31, 2004 and the results of operations and cash flows for the three months ended March 31, 2004 and 2003. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations.

      Amounts included in the financial statements as of December 31, 2003, have been derived from the audited financial statements of the Company for the year then ended.

      These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements of CNL Hospitality Corp. for the year ended December 31, 2003. The accompanying unaudited condensed consolidated financial statements include the accounts of CNL Hospitality Corp. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated.

3.	Related Party Transactions

      One of the principal stockholders of the Company’s parent is a stockholder, director and officer of CHP and is also an officer and director of the Company. Additionally, the President of the Company’s parent is an officer and director of the Company as well as an officer and director of CHP.

      The Company’s fee revenue is primarily earned for services provided to CHP. In addition, the Company provides accounting and administrative services to CHP and other related companies for which it receives personnel reimbursements. For the three months ended March 31, 2004 and 2003 such reimbursements amounted to $434,145 and $305,434, respectively and are included in interest and other income.

      Amounts due from related parties consist of the following:

	March 31, 2004	December 31, 2003

Acquisition fees	$10,067	$1,262,406
Development fees	123,884	154,312
Management fees	17,526,247	12,478,171
Other	825,676	731,264

Total	$18,485,874	$14,626,153

CNL HOSPITALITY CORP. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)
Quarters Ended March 31, 2004 and 2003

      Amounts due to related parties consist of the following:

	March 31, 2004	December 31, 2003

Corporate services fee	$69,155	$771,470
Amounts paid by parent on behalf of the company and accounting and administrative services	1,446,249	1,780,838

Total	$1,515,404	$2,552,308

      The Company maintains back accounts in a bank in which certain officers and directors serve as directors and are stockholders. The amounts deposited with this bank were $2,294,683 and $9,691,156 as of March 31, 2004 and December 31, 2003, respectively.

4.	Issuance of Class B Common Stock

      On March 23, 2004, the Company issued 1,377.11 shares of Class B common stock at $6,580.18 per share. 1,239.40 of these shares are subject to stockholder’s agreements which restrict the transfer and encumbrance of such stock. These shares are also subject to a repurchase option held by the majority stockholder which is exercisable during a stated period upon certain events.

      On March 24, 2004, the Company amended its Articles of Incorporation with respect to the Class B common stock such that each share of Class B common stock is equivalent to 1/100th of a share of Class A common stock with regard to most matters, including voting rights, participation in payment of dividends, and distribution in liquidation of the Company. In the case of a merger or consolidation each holder of Class B Common Stock is entitled to receive the kind and amount of consideration received if they had held shares of Class A Common Stock.

5.	Unearned Stock Compensation

      The fair value of the Class B Common Stock at issuance was estimated at $15,549 per share. For the shares issued to employees of the Company, $1,847,576, the excess of the fair value over the cost, is being recorded as unearned stock compensation and recognized as compensation expense over the vesting period of each stock purchase agreement. For the shares issued to employees of the Company’s parent, $9,268,376, the excess of the fair value over the cost, has been recorded as a dividend with a corresponding increase to additional paid-in capital. Upon change of control or merger the repurchase option is waived.

KSL Recreation Corporation

and Subsidiaries

Consolidated Financial Statements as of

October 31, 2003 and 2002 and for Each of the
Three Years in the Period Ended October 31, 2003
and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders

KSL Recreation Corporation

      We have audited the accompanying consolidated balance sheets of KSL Recreation Corporation and subsidiaries (the “Company”) as of October 31, 2003 and 2002 and the related consolidated statements of operations and comprehensive operations, stockholders’ equity and cash flows for each of the three years in the period ended October 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KSL Recreation Corporation and subsidiaries as of October 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective November 1, 2002. As further discussed in Notes 1 and 18 to the consolidated financial statements, the Company sold certain of its assets, net of related liabilities, comprising separate operating businesses during the year ended October 31, 2003. Accordingly, the assets and related liabilities have been classified as held for sale and the operating results of these businesses have been classified as discontinued operations. The consolidated financial statements for the years ended October 31, 2002 and 2001 have also been restated to classify the assets and related liabilities of these businesses as held for sale and the related operating results as discontinued operations.

      As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets effective November 1, 2001, and its method of accounting for derivative instruments and hedging activities effective November 1, 2000.

/s/ Deloitte & Touche LLP

Los Angeles, California

February 12, 2004

KSL RECREATION CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

October 31, 2003 and 2002

	2003	2002

	(In thousands, except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$146,729	$67,303
Restricted cash	36,517	12,789
Trade receivables, net of allowance for doubtful receivables of $760 and $940, respectively	22,687	24,741
Inventories	8,884	8,957
Current portion of notes receivable	5,647	5,761
Prepaid expenses and other current assets	10,861	4,486
Income tax receivable	13,733	4,312
Deferred income taxes	9,442	6,693
Current assets of discontinued operations held for sale	12,626	16,213

Total current assets	267,126	151,255
Property and equipment — net	909,247	914,899
Notes receivable from affiliates	1,930	14,288
Notes receivable — less current portion	6,439	5,326
Restricted cash — less current portion	18,855	14,534
Goodwill	120,125	120,125
Other intangible assets — net	158,138	165,706
Other assets	7,234	5,494
Non-current assets of discontinued operations held for sale	140,501	177,546

TOTAL	$1,629,595	$1,569,173

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$12,598	$13,608
Accrued liabilities	68,932	49,442
Current portion of long-term debt		4,587
Current portion of obligations under capital leases	1,527	1,510
Customer and other deposits	27,076	26,283
Deferred income and other	4,320	5,009
Dividends payable	159,251
Current liabilities of discontinued operations held for sale	13,534	14,147

Total current liabilities	287,238	114,586
Long-term debt — less current portion	794,000	764,960
Obligations under capital leases — less current portion	38,866	39,736
Other liabilities	8,274	10,993
Member deposits	185,045	164,792
Deferred income taxes	34,495	31,348
Non-current liabilities of discontinued operations held for sale	71,287	65,053
COMMITMENTS AND CONTINGENCIES (Note 12)
STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value — 700,000 shares authorized; 549,142 and 551,042 shares issued and outstanding, respectively	5	5
Additional paid-in capital	213,863	327,901
Notes receivable from stockholders		(2,188)
Retained earnings		56,532
Accumulated other comprehensive loss — net of tax	(3,478)	(4,545)

Total stockholders’ equity	210,390	377,705

TOTAL	$1,629,595	$1,569,173

See accompanying notes to consolidated financial statements.

KSL RECREATION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE OPERATIONS

Years Ended October 31, 2003, 2002 and 2001

	2003	2002	2001

	(In thousands)
REVENUES:
Resort	$466,737	$463,388	$479,425
Real estate	—	27,978	27,262

Total revenues	466,737	491,366	506,687

EXPENSES:
Payroll and benefits	190,840	160,695	163,391
Other expenses	156,918	158,970	168,802
Depreciation and amortization	59,567	57,964	60,669
Cost of real estate	—	10,834	19,109

Total expenses	407,325	388,463	411,971

INCOME FROM OPERATIONS	59,412	102,903	94,716

OTHER INCOME (EXPENSE):
Interest income	2,255	3,953	7,335
Interest expense	(44,930)	(62,917)	(72,552)
Loss on extinguishment of debt	(25,007)	—	—
Other expense	(3,292)	(3,355)	(5,075)

Other expense — net	(70,974)	(62,319)	(70,292)

(LOSS) INCOME BEFORE INCOME TAXES	(11,562)	40,584	24,424
INCOME TAX (BENEFIT) EXPENSE	(3,967)	16,567	10,790

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(7,595)	24,017	13,634
DISCONTINUED OPERATIONS (Note 18):
Losses from discontinued operations, net of tax benefit of $14,849, $2,009 and $401, respectively	(23,819)	(6,077)	(6,336)
Gain on sale of discontinued operations, net of tax expense of $11,375	17,139	—	—

	(6,680)	(6,077)	(6,336)

NET (LOSS) INCOME	$(14,275)	$17,940	$7,298

COMPREHENSIVE (LOSS) INCOME:
Net (loss) income	$(14,275)	$17,940	$7,298
Cumulative effect of change in accounting principle — net of tax			2,728
Change in fair value of derivative instruments — net of tax	1,067	6,322	(13,595)

COMPREHENSIVE (LOSS) INCOME	$(13,208)	$24,262	$(3,569)

See accompanying notes to consolidated financial statements.

KSL RECREATION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended October 31, 2003, 2002 and 2001

				Notes		Accumulated
	Common Stock		Additional	Receivable		Other
			Paid-In	from	Retained	Comprehensive
	Shares	Amount	Capital	Stockholders	Earnings	(Loss) Income	Total

	(In thousands, except share data)

BALANCE — November 1, 2000	551,185	$5	$325,262	$(2,719)	$31,294	$—	$353,842
Retirement of notes receivable from stockholders	(50)		(63)	63
Stock-based compensation (Note 16)			545				545
Net income					7,298		7,298
Other comprehensive loss						(10,867)	(10,867)

BALANCE — October 31, 2001	551,135	5	325,744	(2,656)	38,592	(10,867)	350,818
Retirement of notes receivable from stockholders	(225)		(281)	281
Sale of common stock	132		250				250
Payment of notes receivable from stockholders				187			187
Stock-based compensation (Note 16)			2,188				2,188
Net income					17,940		17,940
Other comprehensive loss						6,322	6,322

BALANCE — October 31, 2002	551,042	5	327,901	(2,188)	56,532	(4,545)	377,705
Dividend declared			(116,994)		(42,257)		(159,251)
Purchase and retirement of common stock	(1,800)		(2,250)	2,063			(187)
Retirement of notes receivable from stockholders	(100)		(125)	125
Stock-based compensation (Note 16)			5,331				5,331
Net loss					(14,275)		(14,275)
Other comprehensive income						1,067	1,067

BALANCE — October 31, 2003	549,142	$5	$213,863	$—	$—	$(3,478)	$210,390

See accompanying notes to consolidated financial statements.

KSL RECREATION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended October 31, 2003, 2002 and 2001

	2003	2002	2001

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(14,275)	$17,940	$7,298
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	69,081	70,986	66,719
Amortization of debt issuance costs	6,992	3,811	2,238
Deferred income taxes	(1,432)	13,943	(1,816)
Provision for losses on trade receivables	141	523	659
Minority interests in losses of subsidiaries		(5,106)	(5,083)
Gain on sale of land		(555)
Loss on sales and disposals of property — net	5,776	3,629	5,645
Expense related to issuance of minority interests in equity of subsidiary			1,875
Gain on sale of discontinued operations	(28,514)
Loss on extinguishment of debt	25,007
Impairment of assets held for sale	19,000
Stock-based compensation	5,331	2,188	545
Changes in operating assets and liabilities — net of effect from acquisitions and dispositions:
Trade receivables	2,731	(6,581)	12,417
Inventories	160	799	171
Notes receivable	292	1,370	77
Prepaid expenses and other current assets	(15,924)	(4,425)	13,333
Other assets	(477)	7,969	5,144
Accounts payable	3,150	(5,133)	690
Accrued liabilities	19,052	16,992	(4,580)
Deferred income, customer deposits and other	215	(3,382)	6,757
Other liabilities	178	(2,221)	3,743

Net cash provided by operating activities	96,484	112,747	115,832

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses — net of cash acquired	$—	$(116,013)	$(285,463)
Divestiture of subsidiaries	66,123
Proceeds from issuance of minority interests in equity of subsidiary			5,247
Purchases of property and equipment	(87,926)	(59,440)	(43,740)
Notes receivable from affiliates — net	12,358	1,806	8,905
Investment in real estate under development		1,455	4,687
Proceeds from sales of property and equipment	26	90	272
Restricted cash	(28,036)	(1,519)	(8,480)
Net proceeds from sales of land		1,224
Investment in partnerships	(124)	1,096	467

Net cash used in investing activities	(37,579)	(171,301)	(318,105)

	2003	2002	2001

	(In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Revolving line of credit borrowings	51,000	128,000	151,500
Revolving line of credit payments	(96,000)	(155,500)	(113,000)
Proceeds from borrowings under notes payable	802,992	326,008	175,000
Principal payments on long-term debt and obligations under capital leases	(726,628)	(281,781)	(3,895)
Member deposits and collections on member notes receivable	34,483	34,987	32,776
Membership refunds	(10,651)	(11,303)	(10,354)
Collections on notes receivable from officers		187
(Repurchase of) proceeds from sale of common stock	(187)	250
Debt extinguishment costs	(16,939)
Debt issuance costs	(16,175)	(8,136)	(4,905)

Net cash provided by financing activities	21,895	32,712	227,122

LESS CASH PROVIDED BY DISCONTINUED OPERATIONS	(1,374)	(5,529)	(682)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	79,426	(31,371)	24,167
CASH AND CASH EQUIVALENTS — Beginning of year	67,303	98,674	74,507

CASH AND CASH EQUIVALENTS — End of year	$146,729	$67,303	$98,674

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid (net of amounts capitalized)	$54,768	$52,606	$73,770

Income taxes paid	$2,624	$4,288	$7,167

NONCASH INVESTING AND FINANCING ACTIVITIES:
Obligations under capital leases	$827	$2,094	$647
Notes receivable issued for member deposits	14,336	12,060	16,204
Assumption of debt of acquired properties			59,423
Retirement of note receivable in lieu of common stock	2,188	281	63
Dividends declared but not paid	159,251
Issuance of minority interests in equity of subsidiary for acquisition of net assets			3,067
Change in fair value of derivative instruments, net of deferred tax of $(711), $(4,235) and $7,279	1,067	6,322	(10,867)

See Note 15 for details of net assets acquired in acquisitions.

See accompanying notes to consolidated financial statements.

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

1.     General

      KSL Recreation Corporation (the “Company”) was incorporated on May 19, 1993 under the laws of the State of Delaware. The Company and entities in which it holds ownership interests are involved in the ownership and management of resorts, golf courses, private clubs, spas and activities related thereto.

      As of October 31, 2003, the Company has seven principal wholly owned investments: (1) KSL Desert Resorts, Inc. (“Desert Resorts”), a Delaware corporation; (2) KSL Grand Wailea Resort, Inc. (“Grand Wailea”), a Delaware corporation; (3) KSL Arizona Biltmore, Inc. (“The Biltmore”), a Delaware corporation; (4) KSL Florida Holdings, Inc. (“Doral”), a Delaware corporation; (5) KSL La Costa Corporation (“La Costa”), a Delaware corporation; (6) KSL Claremont Resort, Inc. (“The Claremont”), a Delaware corporation; and (7) KSL Georgia Holdings, Inc. (“Lake Lanier”), a Delaware corporation. Desert Resorts owns and operates the PGA WEST golf courses, the La Quinta Resort & Club and related activities in La Quinta, California. Grand Wailea owns and operates the Grand Wailea Resort Hotel & Spa in Maui, Hawaii. The Biltmore owns and operates the Arizona Biltmore Resort and Spa and related activities in Phoenix, Arizona. Doral owns and operates the Doral Golf Resort and Spa in Miami, Florida. La Costa owns and operates the La Costa Resort and Spa and related activities in Carlsbad, California. The Claremont owns and operates The Claremont Resort & Spa and related activities in the Berkeley Hills area near San Francisco, California. Lake Lanier leases and manages a resort recreation area known as Lake Lanier, outside of Atlanta, Georgia. During 2003, the Company, through its wholly owned subsidiary KSL Grand Traverse Resort, Inc. (“Grand Traverse”), completed the sale of substantially all assets and liabilities of Grand Traverse, which owned a resort and related activities outside of Traverse City, Michigan (see Note 18).

      On December 22, 2000, the Company, through a wholly owned subsidiary, acquired certain assets and assumed certain liabilities comprising the Arizona Biltmore Resort & Spa, located in Phoenix, Arizona. The purchase price of the Property was $335,000 (excluding transaction costs of approximately $1,500 and a working capital purchase price adjustment of approximately $8,300). As part of the purchase consideration, the Company assumed a mortgage of $59,423 (Note 15).

      On November 16, 2001, the Company, through a wholly owned subsidiary, acquired certain assets and assumed certain liabilities comprising the La Costa Resort and Spa, located in Carlsbad, California. The purchase price of the property was $120,000 (excluding transaction costs of approximately $4,600, membership liabilities of $7,100 and a positive working capital purchase price adjustment of $8,500). The Company financed the acquisition with existing cash and debt issued under its Amended and Restated Credit Agreement (see Note 15). Subsequent to October 31, 2003, the Company sold substantially all of the assets and liabilities of La Costa (see Note 19).

      Adoption of Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and Discontinued Operations — The Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective November 1, 2002. In connection with the sale of Grand Traverse and club essential and the pending sale of La Costa, the assets and related liabilities of these businesses have been classified as held for sale and the related operating results have been classified as discontinued operations. The consolidated financial statements for the years ended October 31, 2002 and 2001 have also been restated to classify the assets and related liabilities of these businesses as held for sale and the related operating results as discontinued operations (see Note 18).

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

2.	Summary of Significant Accounting Policies

      Basis of Presentation — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Basis of Consolidation — The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Investments in 50%-or-less owned affiliates, over which the Company’s management has significant influence, are accounted for using the equity method of accounting. Under the equity method of accounting, the investment is carried at cost and adjusted each year for the appropriate share of investee income or loss and any cash contributions or distributions. All intercompany transactions and balances have been eliminated in the accompanying consolidated financial statements.

      Change in Accounting for Derivative Instruments and Hedging Activities — Effective November 1, 2000, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. SFAS No. 133 also requires that the Company formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

      The adoption of SFAS No. 133 on November 1, 2000, resulted in recognition of a derivative asset of $4,585. The cumulative effect of the change in accounting for derivatives and hedging activities, net of tax, of $2,728 was recognized in other comprehensive income (“OCI”). This change in accounting also resulted in recognition of derivative gains/(losses), net of income taxes, of $1,067, $6,322 and $(13,595) during the years ended October 31, 2003, 2002 and 2001, respectively, which were included in OCI. In addition, net payments made related to these interest rate swaps of approximately $9,000, $8,800 and $3,500 were charged to income during the years ended October 31, 2003, 2002 and 2001, respectively.

      Change in Accounting for Goodwill and Other Intangible Assets — Effective November 1, 2001, the Company adopted SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separate from goodwill. SFAS No. 142 requires that goodwill and certain intangibles with indefinite lives no longer be amortized, but instead tested for impairment at least annually. There was no impairment of goodwill upon adoption of SFAS No. 142 (see Note 6).

      Had the non-amortization provision of SFAS No. 142 been adopted as of November 1, 2000, net (loss) income for the years ended October 31, 2003, 2002 and 2001 would have been adjusted as follows (in thousands):

	2003	2002	2001

Reported net (loss) income for the period	$(14,275)	$17,940	$7,298
Add back: Goodwill amortization — net of tax			3,414

Adjusted net (loss) income for the period	$(14,275)	$17,940	$10,712

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

      There was no goodwill acquired or goodwill impairment recognized during the years ended October 31, 2003 and 2002. During 2001, the Company acquired goodwill of $27,200 (see Note 15).

      Cash Equivalents — The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

      Restricted Cash — Certain cash balances are restricted primarily for real estate taxes, insurance, debt service, capital expenditures and membership deposits.

      Inventories — Inventories are stated primarily at the lower of cost, determined on the weighted-average method, or market.

      Real Estate under Development — All direct and indirect land costs, offsite and onsite improvements, and applicable interest and carrying costs are capitalized to real estate under development. Capitalized costs are included in real estate under development and expensed as real estate is sold; marketing costs are expensed in the period incurred. Land and land development costs are accumulated by project and are allocated to individual residential units, principally using the relative sales value method. Profit from sales of real estate under development is recognized upon closing using the full accrual method of accounting, provided that all the requirements prescribed by SFAS No. 66, Accounting for Sales of Real Estate, have been met.

      Property and Equipment — Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Generally, the estimated useful lives are 15 to 40 years for buildings and improvements and 3 to 10 years for furniture, fixtures and equipment. Improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Assets under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful lives of the assets. Depreciation of assets under capital leases is included in depreciation and amortization expense in the accompanying consolidated statements of operations. Operating equipment consisting of china, silver, glassware and linens is recorded using the base stock inventory method. Under this method, the operating equipment is recorded at an unchanging amount (as determined by either the cost to establish the new stock inventory or the estimated fair value of the stock inventory when acquired in a business purchase). Subsequent purchases are charged to expense when incurred.

      Long-Lived Assets — Management regularly reviews real estate, property and equipment and other long-lived assets, including certain identifiable intangibles and goodwill, for possible impairment. This review occurs annually, or more frequently if events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. If there is indication of impairment of real estate, property and equipment, or amortizable intangible assets, then management prepares an estimate of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value. The fair value is estimated at the present value of the future cash flows discounted at a rate commensurate with management’s estimates of the business risks. Annually, or earlier if there is indication of impairment of identified intangible assets not subject to amortization, management compares the estimated fair value with the carrying amount of the asset. An impairment loss is recognized to write down the intangible asset to its fair value if it is less than the carrying amount. Annually, or earlier if there is indication of impairment of goodwill, management compares the fair value of the reporting unit to its carrying value. If the estimated fair value of the related reporting unit is less than the carrying amount, an impairment loss is recognized to write down the goodwill to its implied fair value. Real estate assets, if any, for which management has committed to a plan to dispose of the assets, whether by sale or abandonment, are reported at the lower of carrying amount or fair value less cost to sell. In that regard, the net assets of La Costa have been written down to the fair value (less cost to sell), which was lower than the carrying value (see Note 18).

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

Preparation of estimated expected future cash flows is inherently subjective and is based on management’s best estimate of assumptions concerning expected future conditions. An impairment of $19,000 was recorded during the year ended October 31, 2003 relating to the Company’s carrying basis in La Costa (see Note 18). No other impairments were identified during the years ended October 31, 2003, 2002 or 2001.

      Debt Issuance Costs — Debt issuance costs are amortized over the life of the related debt, and the associated amortization expense is included in interest expense in the accompanying consolidated financial statements.

      Minority Interests in Equity of Subsidiaries — During 1999, the Company formed clubessential as a wholly owned subsidiary. During 2001, clubessential acquired two unrelated entities in two separate transactions accounted for under the purchase method of accounting. In addition, an affiliate and an unrelated third party made direct investments of $5,000 and $200, respectively, in clubessential during 2001. As a result of these acquisitions and direct investments, the Company owned approximately 55.1% of clubessential at October 31, 2001. Substantially all the assets and liabilities of clubessential were sold in November 2002 (see Note 18).

      Member Deposits — Member deposits represent the required deposits for certain membership plans which entitle the member to various golf, tennis and social facilities and services. Under the Company’s membership programs, deposits generally become refundable upon: (1) demand by the member after 30 years in the program, (2) the sale of the member’s home in the resort community when the home buyer purchases a new membership, (3) the member’s withdrawal from the program and a request for a refund under the “Four-for-One” program, and (4) in case of a member’s death, a request for refund by the surviving spouse.

      Under the “Four-for-One” program, a member is eligible, upon notification to the Company, to cause the Company to repurchase his or her membership and refund the related deposit. However, the Company’s obligation to repurchase a membership and refund the deposit occurs only after the Company has sold four new memberships for each member who has notified the Company under this program.

      Derivative Instruments and Hedging Activities — The Company accounts for its derivative instruments and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in OCI and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. SFAS No. 133 also requires that the Company formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

      The Company uses derivatives instruments, such as interest rate swaps and caps, to manage exposures to interest rate risks in accordance with its risk management policy. The Company’s objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures. The Company does not use derivative financial instruments for trading purposes. When applicable and in accordance with its risk management policy, the Company uses the short-cut or matched terms method assuming no ineffectiveness to account for its hedging instruments in accordance with SFAS No. 133.

      Income Taxes — The Company accounts for income taxes using an asset and liability approach. Under this method, a deferred tax liability or asset is recognized for the estimated future tax effects attributable to

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

temporary differences in the recognition of accounting transactions for tax and reporting purposes and from carryforwards. Measurement of the deferred items is based on enacted tax laws. In the event the future consequence of differences results in a deferred tax asset, management determines the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company is included in the combined state income tax returns filed by the Company and an affiliate. Pursuant to the terms of an agreement between the Company and the affiliate, current and deferred state income tax expenses and benefits are provided to the members of the tax-sharing group based on their allocable share of the combined taxable income or loss. The combined state tax liabilities are allocated based on each member’s apportioned share of the combined state tax liabilities. Any difference between the apportioned combined state tax liability and the affiliate’s liability, computed as if filed on a stand-alone basis, is treated as a payable or receivable to/ from the affiliate.

      Revenue Recognition — Revenues related to dues and fees are recognized as income in the period in which the service is provided. Other revenues are recognized at the time of delivery of products or rendering of service.

      Stock-Based Compensation — The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under APB Opinion No. 25, no compensation expense is recognized because the exercise price of the Company’s employee stock options equals the market price of the underlying stock at the date of the grant. In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, and is effective immediately upon issuance. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation as well as amending the disclosure requirements of SFAS No. 123 to require interim and annual disclosures about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company follows the requirements of APB Opinion No. 25 and the disclosure-only provision of SFAS No. 123, as amended by SFAS No. 148. Had compensation cost for the Company’s stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, the Company’s 2003, 2002 and 2001 net (loss) income would have been as follows:

	2003	2002	2001

Net (loss) income, as reported	$(14,275)	$17,940	$7,298
Less total expense determined under fair value accounting for all awards — net of tax	(4,582)	(2,769)	(2,100)

Pro forma net (loss) income	$(18,857)	$15,171	$5,198

      The fair value of the options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: no dividend yield, volatility of zero, average risk-free interest rate of 3%, assumed forfeiture rate of 0% and an expected life of 9 years.

      Fair Value of Financial Instruments — The carrying amounts of cash and cash equivalents, trade receivables, other receivables, accounts payable and accrued liabilities approximate their fair values because of the short maturity of these financial instruments. Notes receivable approximate fair value as the interest rates charged approximate currently available market rates. Based on the borrowing rates currently available to the Company for debt with similar terms and maturities and the traded value of the senior subordinated

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

redeemable notes, the fair value of notes payable and obligations under capital leases approximates the carrying value of these liabilities in all material respects. Member deposits are refundable without interest in 30 years or sooner under certain criteria and circumstances, and accordingly, fair value has not been determined due to the uncertain timing of related cash flow.

      Use of Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates in these consolidated financial statements include allowances for doubtful accounts receivable, estimates of future cash flows associated with assets, fair value of long-lived assets, useful lives for depreciation and amortization, estimated workers’ compensation and general liability reserves, and the fair values of financial instruments. Actual results could differ from these estimates.

      Risks and Uncertainties — During fiscal 2003, the Company employed approximately 7,000 persons during its peak seasons and approximately 6,000 persons during its off-peak seasons. Unions represent none of the employees at Desert Resorts, Doral, Grand Traverse or Lake Lanier. At Grand Wailea, one union represents approximately 76% of its 1,200 employees. At The Biltmore, one union represents less than 1% of its 1,100 employees. At The Claremont, three unions represent approximately 51% of its 600 employees. At La Costa, three unions represent approximately 58% of its 716 employees. The Company is continually engaged in collective bargaining with unions at The Biltmore, La Costa and The Claremont.

      Comprehensive Income — The Company reports comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income. This statement defines comprehensive income as the changes in equity of an enterprise except those resulting from stockholders’ transactions. Accordingly, comprehensive income includes certain changes in equity that are excluded from net income. The Company’s only comprehensive income items were net income, the cumulative effect of change in accounting principle from the adoption of SFAS No. 133 and the change in fair value of derivative instruments.

      Recent Accounting Pronouncements — In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined in EITF Issue No. 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The Company adopted the provisions of SFAS No. 146 for exit or disposal activities initiated after December 31, 2002.

      In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation SFAS Nos. 5, 57 and 107, and rescission of FIN 34, Disclosure of Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

ending after December 15, 2002. The Company adopted such interpretation on November 1, 2002 with no material impact to the consolidated financial statements (see Note 12).

      In January 2003, the FASB issued FIN 46(R), Consolidation of Variable Interest Entities — an interpretation of ARB No. 51, and revised in December 2003. FIN 46(R) requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) is effective for all new variable interest entities created or acquired after December 31, 2003. For variable interest entities created or acquired prior to December 31, 2003, the provisions of FIN 46(R) must be applied for the first interim or annual period beginning after December 15, 2004. The Company does not expect that the adoption of FIN 46(R) will have a material impact on its consolidated financial position, results of operations or cash flows, as the Company has no interests in variable interest entities.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity, as amended by various FASB staff positions posted in October and November 2003, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is generally effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities, which are subject to the provision of this statement for the first fiscal period beginning after December 15, 2004. The Company does not believe that the adoption of SFAS No. 150 will have a significant impact on its consolidated financial position, results of operations or cash flows.

      Reclassification — Certain reclassifications have been made to the 2002 and 2001 consolidated financial statements to conform to the 2003 presentation.

3.	Notes Receivable

      Notes receivable of $10,851 and $9,960 at October 31, 2003 and 2002, respectively, primarily represent notes from members related to member deposits and bear interest primarily at 10%. The majority of these member notes are due within three years. In addition, the Company has notes receivable of $1,235 and $1,127 as of October 31, 2003 and 2002, respectively, which primarily represent purchase money mortgage notes received in connection with the sale of various land parcels and a golf facility. Such notes are due at various dates primarily through 2004.

4.	Inventories

      Inventories consist of the following at October 31:

	2003	2002

Merchandise	$5,194	$5,087
Food and beverage	2,630	2,724
Supplies and other	1,060	1,146

	$8,884	$8,957

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

5.	Property and Equipment

      Property and equipment consist of the following at October 31:

	2003	2002

Land and land improvements	$327,552	$325,628
Buildings and improvements	676,050	634,708
Furniture, fixtures and equipment	150,823	133,332
Operating equipment (china, silver, glassware and linen)	4,294	4,103
Construction in progress	6,974	27,838

	1,165,693	1,125,609
Less accumulated depreciation	(256,446)	(210,710)

Property and equipment — net	$909,247	$914,899

6.	Goodwill and Other Intangible Assets

      In June 2001, the FASB issued SFAS No. 141 and SFAS No. 142. SFAS No. 141 requires that all business combinations be accounted for using the purchase method and provides new criteria for recording intangible assets separately from goodwill. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and other intangible assets that have indefinite useful lives are not amortized into results of operations but, instead, will be tested at least annually for impairment and written down when impaired. The Company elected to early adopt the provisions of each statement that apply to goodwill and intangible assets acquired prior to June 30, 2001, effective November 1, 2001. However, SFAS No. 142 was immediately applicable to any goodwill and other intangible assets the Company acquired after June 30, 2001. Upon adoption, the Company ceased amortizing goodwill against its results of operations. In addition, the Company reassessed the useful lives of its other intangible assets and determined that such other intangible assets are deemed to have a definite useful life because their related future cash flows are closely associated with the operations, level of future maintenance expenditures and the useful lives of the individual resort to which they relate. Under SFAS No. 142, the Company completed a goodwill transition impairment test, and no impairment was identified.

      The gross carrying amount and accumulated amortization of the Company’s amortizable intangible assets are as follows as of October 31:

	2003			2002

	Gross			Gross
Intangible Asset (Weighted-	Carrying	Accumulated	Net Book	Carrying	Accumulated	Net Book
Average Amortization Period)	Amount	Amortization	Value	Amount	Amortization	Value

Trade names (23 years)	$91,432	$12,898	$78,534	$91,432	$9,241	$82,191
Management contracts (20 years)	26,872	5,195	21,677	26,872	4,120	22,752
Golf rights (25 years)	25,775	2,921	22,854	25,775	1,890	23,885
Membership contracts (15 years)	13,136	4,118	9,018	13,136	3,257	9,879
Debt issuance costs (2 years)	16,166	4,042	12,124	21,768	9,328	12,440
Lease agreements (25 years)	15,712	1,781	13,931	15,712	1,153	14,559

	$189,093	$30,955	$158,138	$194,695	$28,989	$165,706

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

      Amortization expense recorded on the intangible assets, excluding debt issuance costs, for each of fiscal years 2003, 2002 and 2001 was $7,253, $7,253 and $6,608, respectively. As a result of adoption of SFAS No. 142, there were no changes to amortizable lives or amortization methods. The estimated amortization expense for the Company’s other intangible assets for each of the five succeeding fiscal years is as follows:

Years Ending
October 31

2004	$15,282
2005	11,241
2006	7,253
2007	7,253
2008	7,253

      The Company, through a wholly owned subsidiary, has general and limited partner interests in certain limited partnerships whose principal assets are undeveloped commercial and residential real estate parcels. The aggregate assets and liabilities of the limited partnerships are approximately $6,488 and $327, respectively, at October 31, 2003, and $7,378 and $474, respectively, at October 31, 2002. The aggregate results of operations for the limited partnerships resulted in net income of $72, $12,232 and $4,818 for 2003, 2002 and 2001, respectively, of which the Company recognized income of $1, $119 and $48 for 2003, 2002 and 2001, respectively. In addition, during 2002 and 2001, the Company recorded income of $434 and $218, respectively, representing cumulative, noncompounding 6% annual return on the Company’s aggregate contributions as a Class A limited partner, from one of the partnerships. The Company did not earn similar income in 2003. Partnership income or losses are accounted for under the equity method and are included in other expenses in the consolidated financial statements.

7.	Accrued Liabilities

      Accrued liabilities consist of the following at October 31:

	2003	2002

Accrued interest payable	$2,956	$11,044
Dividend rights payable	21,645
Accrued payroll and benefits	14,211	12,029
Accrued workers’ compensation and general liability reserves	11,229	9,439
Gift certificates liability	6,971	6,561
Other accrued liabilities	11,920	10,369

	$68,932	$49,442

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

8.	Long-Term Debt

      Long-term debt consists of the following at October 31:

	2003	2002

CMBS Mortgage notes payable, with interest-only payments at London Interbank Offered Rate (“LIBOR”) plus 0.55% to LIBOR plus 2.85% (2.82% at October 31, 2003), principal due at maturity in May 2005	$794,000	$—
Mortgage notes payable, with interest-only payments at LIBOR plus 2.75% to LIBOR plus 3.75% (4.47% at October 31, 2002), paid in full during 2003		275,000
Term note, payable in annual installments of $1,750 with interest payable either at prime plus 1.75% or LIBOR plus 2.75% (4.55% at October 31, 2002), paid in full during 2003		173,250
Senior subordinated redeemable notes payable, with interest payable semiannually at 10.25%, paid in full during 2003		125,000
Term notes, payable in annual installments of $1,000 with interest payable either at prime plus 1.50% or LIBOR plus 2.50% (4.21% at October 31, 2002), paid in full during 2003		95,000
Mortgage note payable, secured by The Biltmore, due in monthly principal and interest (8.25%) installments of $534, paid in full during 2003		56,297
Revolving note, total available of $216,070, with interest payable at either prime plus 0.25% or LIBOR plus 1.25% (rates ranging from 3.05% to 3.08% at October 31, 2002), paid in full during 2003		45,000

	794,000	769,547
Less current portion	—	(4,587)

Long-term portion	$794,000	$764,960

      On May 7, 2003, the Company secured a commercial mortgage loan (the “CMBS Mortgage Loan”) in the amount of $794,000 from various financial institutions (the “CMBS Mortgage Refinancing”). The CMBS Mortgage Loan, secured by the majority of the Company’s resort assets, was funded in May 2003 and matures on May 12, 2005 with three 12-month extensions available at the Company’s option. Interest on the CMBS Mortgage Loan ranges from LIBOR plus 0.55% to LIBOR plus 2.85%. Proceeds from the CMBS Mortgage Loan were used for the (1) redemption of the Company’s $125,000 senior subordinated redeemable notes at a premium of $4,271, (2) payment of approximately $594,000 toward the outstanding balance of the $275,000 Grand Wailea mortgage loan, term loans and revolving credit line under the Company’s credit facility, and (3) prepayment of the mortgage note secured by The Biltmore of $68,065, including a prepayment penalty of $12,668. In addition, the Company wrote off approximately $8,068 in debt issuance costs associated with the extinguished debt and capitalized approximately $16,167 in new debt issuance costs incurred in connection with securing the CMBS Mortgage Loan. The debt issuance costs are being amortized over two years. The assets of, and the Company’s interests in, Grand Wailea, Desert Resorts, The Claremont, Doral and The Biltmore have been pledged to collateralize the CMBS Mortgage Loan.

      In addition, the Company entered into a new credit facility with a financial institution providing for a revolving credit line of up to $85,000, maturing on May 7, 2005 with two 12-month extensions available at the Company’s option. As of October 31, 2003, no amounts were outstanding on the revolving credit line. The

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

Company has standby letters of credit of approximately $11,500 primarily in connection with the Company’s self-insurance programs.

      The terms of the CMBS Mortgage Loan and the new credit facility contain certain financial covenants, provide that any distributions of profits must satisfy certain terms and must be approved by the lenders, require the Company to maintain specified financial ratios, and, in some instances, govern investments, capital expenditures, asset dispositions and borrowings. In addition, mandatory prepayments are required under certain circumstances, including the sale of assets. The Company pays a commitment fee at a rate that currently is equal to 0.5% per annum on the undrawn portion of the commitments with respect to the new credit facility. Total non-use fees of approximately $128 were paid in 2003.

      In connection with the CMBS Mortgage Refinancing, the Company entered into an interest rate cap agreement with a third party whereby LIBOR incurred by the Company on its CMBS Mortgage Loan would not exceed 7.00%. The fair market value of the agreement, which expires in May 2005, is insignificant.

      Pursuant to a cash management agreement underlying the CMBS Mortgage Loan and the Grand Wailea mortgage loan, the Company is required to establish certain cash accounts for real estate taxes, insurance, debt service, capital expenditures, working capital and operating expenses. Accordingly, the cash generated from operations of the underlying secured properties was deposited into these accounts, which were maintained by a third-party servicer, and used to fund and replenish the required balances. Disbursements by the third-party servicer from these accounts are made pursuant to the terms of the agreement, which include disbursements for management fees and excess cash (as defined), which would be paid to the Company. As of October 31, 2003 and 2002, the aggregate balance of these accounts is approximately $33,582 and $4,099, respectively, and is included in restricted cash in the accompanying consolidated balance sheets.

      During 2002 and in connection with the acquisition of La Costa, the Company entered into a mortgage loan agreement with a financial institution which provides for borrowing of up to $60,000 to finance the renovation costs of such resort. The La Costa loan is secured by the assets of La Costa. Borrowings under such mortgage loan were $60,000 and $51,008 at October 31, 2003 and 2002, respectively, and bore interest at LIBOR plus 2.375%. Interest-only payments are due monthly, with principal due in full in April 2005. Subsequent to October 31, 2003, the La Costa loan was assumed by an entity affiliated with certain stockholders of the Company, which purchased the assets of La Costa (see Note 19).

      All outstanding long-term debt borrowings as of October 31, 2003 are due in the year ending October 31, 2005. However, the CMBS Mortgage Loan has three 12-month extensions available at the Company’s option.

      In March 1999, the Company entered into an interest rate swap agreement to hedge the effects of changes in interest rates. The swap was designated as a cash flow hedge as defined by SFAS No. 133. The Company does not use derivative financial instruments for trading purposes. As required by SFAS No. 133, the swap was recorded at its fair value on the accompanying consolidated balance sheet, with the change in the swap’s carrying value, net of tax, being reflected in OCI. The swap involved the exchange of the variable interest rate of 30-day LIBOR (receive) with a fixed LIBOR of 5.57% (pay). This interest rate swap agreement was denominated in dollars, had a notional principal amount of $270,000, and matured in November 2002. The counterparties to the interest swap agreement were two major financial institutions. The amounts to be received or paid pursuant to this agreement were accrued and recognized through an adjustment to interest expense in the accompanying consolidated statements of operations over the life of the agreement. Effective November 1, 2001, the Company discontinued hedge accounting for this swap and an accumulated other comprehensive loss of $5,845 was reclassified into earnings as interest expense during the year ended October 31, 2002, the remaining term of the hedged debt obligation.

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

      In February 2001, the Company entered into additional interest rate swap agreements to hedge the effects of changes in interest rates on the Company’s variable rate debt, which increased significantly concurrent with The Biltmore acquisition. One agreement has a notional principal amount of $175,000 and matures in February 2004. The swap involves the exchange of the variable interest rate of 3-month LIBOR (receive) with a fixed LIBOR of 4.95% (pay). This swap is designated as a cash flow hedge as defined by SFAS No. 133 and, accordingly, is recorded at its fair value (liability of $2,171 and $7,610 at October 31, 2003 and 2002, respectively) on the accompanying consolidated balance sheets. The fair value of the swap at inception was $0, and its change in fair value from inception to October 31, 2003 is reflected, net of tax, in accumulated other comprehensive loss.

      An additional swap agreement had a notional principal amount of $100,000 and matured in February 2003. The swap involved the exchange of the variable rate interest of 3-month LIBOR (receive) with a fixed LIBOR of 4.95% (pay). The Company entered into such swap agreement to hedge the effects of increase in LIBOR above 4.95%. However, due to a knock-out provision in this swap agreement, it did not qualify for hedge accounting under SFAS No. 133. The fair value of the swap at October 31, 2002 was a liability of $1,112 and is included on the accompanying consolidated balance sheet. The change in fair value is recorded in interest expense.

      In March 2003, the Company entered into additional interest rate swap agreements. One agreement has a notional principal amount of $170,000 and matures in March 2006. The swap involves the exchange of the variable interest rate of 1-month LIBOR (receive) with a fixed LIBOR of 2.55% (pay). An additional forward swap agreement has a notional principal amount of $175,000, is effective beginning February 2004 upon the termination of the original $175,000 swaps noted above, and matures in March 2006. This swap involves the exchange of the variable rate interest of 1-month LIBOR (receive) with a fixed LIBOR of 3.26% (pay). These swaps are designated as cash flow hedges as defined by SFAS No. 133 and, accordingly, are recorded at their fair value (liability of $2,700 at October 31, 2003) on the accompanying consolidated balance sheet. The fair value of these swaps at inception was $0, and their change in fair value from inception to October 31, 2003 is reflected, net of tax, in accumulated other comprehensive loss.

      The counterparties to all of the Company’s interest swap agreements are major financial institutions. The purpose of these swaps is to manage the Company’s interest rate exposure on its variable rate borrowings. The amounts to be received or paid pursuant to these agreements are accrued and recognized through an adjustment to interest expense in the accompanying consolidated statements of operations over the life of the agreements. During 2003, 2002 and 2001, the Company made net payments related to these swap agreements totaling approximately $9,000, $8,000 and $3,100, respectively. These amounts were recorded as increases to interest expense. Estimated net derivative losses of approximately $3,100, included in accumulated other comprehensive loss as of October 31, 2003 are expected to be reclassified into earnings, assuming no changes in relevant interest rates, as interest is paid, during the 12 months ending October 31, 2004.

      During 2003, 2002 and 2001, the Company capitalized interest of approximately $1,728, $1,118 and $1,240, respectively, related to construction-in-progress activities.

9.	Obligations Under Capital Leases

      During 1997, the Company entered into a 50-year capital sublease of a resort recreation area known as Lake Lanier. Under the terms of the sublease, the Company is required to make monthly base lease payments of $250. An additional annual payment equal to 3.5% of gross revenues in excess of $20,000 is payable pursuant to the sublease, with a minimum of $100 in years one through five and $200 in years six through fifty. Pursuant to the sublease, the Company is required to spend 5% of annual gross revenues on capital replacement and improvements, with carryover provisions allowing all or some portion of these amounts to be

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

deferred to subsequent years. This sublease expires in 2046 (with an available 10-year extension) and is guaranteed by the Company. Additionally, the Company has entered into certain leases for equipment and golf carts that are classified as capital leases.

      Property and equipment under the sublease and the other capital leases are summarized as follows at October 31:

	2003	2002

Buildings and land improvements	$24,715	$24,715
Equipment	14,420	14,357
Accumulated depreciation	(12,652)	(10,762)

	$26,483	$28,310

      Total minimum payments due under capital leases at October 31, 2003 are summarized as follows:

		Other
Year Ending	Lake Lanier	Capital
October 31	Sublease	Leases	Total

2004	$3,200	$2,202	$5,402
2005	3,200	2,127	5,327
2006	3,200	1,725	4,925
2007	3,200	1,493	4,693
2008	3,200	1,430	4,630
Thereafter	124,000	2,200	126,200

Total minimum lease payments	140,000	11,177	151,177
Less amounts representing interest	(108,576)	(2,208)	(110,784)

Present value of minimum lease payments	31,424	8,969	40,393
Less current portion	(41)	(1,486)	(1,527)

Long-term portion	$31,383	$7,483	$38,866

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

10.	Income Taxes

      The components of the federal and state income tax expense (benefit) are as follows for the years ended October 31:

	2003	2002	2001

Current:
Federal	$(1,370)	$2,289	$8,336
State	1,384	(280)	4,270

	14	2,009	12,606

Deferred:
Federal	(3,343)	11,606	(1,219)
State	(638)	2,952	(597)

	(3,981)	14,558	(1,816)

	$(3,967)	$16,567	$10,790

      Taxes on income vary from the statutory federal income tax rate applied to earnings before taxes on income and discontinued operations as follows for the years ended October 31:

	2003	2002	2001

Statutory federal income tax rate applied to earnings before income taxes	$(4,047)	$14,204	$8,548
(Decrease) increase in taxes resulting from:
State income taxes — net of federal	(485)	1,978	1,167
Change in federal income tax rate			325
Meals and entertainment	561	576	670
Other	4	(191)	80

	$(3,967)	$16,567	$10,790

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

      Deferred income tax assets and liabilities arising from differences between accounting for financial statement purposes and tax purposes, less valuation reserves, are as follows at October 31:

	2003	2002

Deferred tax assets:
Net operating loss and alternative minimum tax credit carryforwards	$4,707	$3,513
Compensation related accruals	1,875	2,252
Capitalized lease	355	744
Deferred income	2,152	1,976
Investment in partnership interest	23	314
Self-insured employee benefit programs	3,509	2,913
Capitalized assets	1,176	533
Derivative liabilities	2,318	3,488
Accrued liabilities	1,012	3,764
Asset impairment	7,576
Other	2,038	3,849

Total deferred tax assets	26,741	23,346

Deferred tax liabilities:
Purchase price adjustment	13,797	14,928
Fixed assets	12,204	9,828
Prepaid real property taxes	1,465	1,596
Prepaid expenses	2,397	2,687
Basis difference in partnerships	512	359
Amortization of intangibles	11,291	10,833
Other	7,371	5,397

Total deferred tax liabilities	49,037	45,628

Net deferred tax liabilities	(22,296)	(22,282)
Valuation allowance	(2,757)	(2,373)

Net deferred tax liability	$(25,053)	$(24,655)

      At October 31, 2003, the Company has state net operating loss carryforwards available to offset future taxable income of approximately $42,000, which will begin to expire in the year ending October 31, 2007. During the year ended October 31, 2002, the Company’s ownership in clubessential dropped below 80%. Accordingly, for the period subsequent to this decline in ownership through October 31, 2003, clubessential was no longer included in the Company’s consolidated federal tax return. The net unutilized federal and state operating losses generated by clubessential have been fully offset with a valuation allowance at October 31, 2003.

11.	Stockholders’ Equity

      In January 1999, management and other key employees of the Company and an affiliate purchased 6,937 shares of common stock, of which 2,225 shares were purchased with notes collateralized by the stock

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

purchased. These notes receivable are shown as a reduction in stockholders’ equity at October 31, 2002 and were paid in full during 2003.

      During 2003, the Company’s Board of Directors declared a dividend of $290 per share payable to all common stockholders. Concurrently, the Board of Directors approved a Dividend Rights Plan, whereby holders of options to purchase the Company’s common stock were entitled to receive $290 per option at such time when such options are vested and in the money. Dividends to common stockholders of $159,251 were initially recorded as a reduction to retained earnings, until all accumulated earnings were utilized, with the excess amounts recorded as a reduction to additional paid-in capital. Dividend rights payable of $21,645 to option holders are recorded as compensation expense and are included in payroll and benefits in the Company’s consolidated statements of operations.

12.	Commitments and Contingencies

      The Company is a party to various litigation matters which are incidental to its business. Although the results of the litigation cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse affect on the Company’s consolidated financial statements.

      The Company from time to time enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. These contracts primarily relate to: (i) certain agreements with the Company’s officers, directors and employees under which the Company may be required to indemnify such persons for liabilities arising out of their employment relationship, (ii) certain purchase agreements under which the Company may have to indemnify the Company’s customers from any claim, liability or loss arising out of any actual or alleged injury or damages suffered in connection with the use of the Company’s premises, and (iii) certain real estate leases, under which the Company may be required to indemnify property owners for liabilities and other claims arising from the Company’s use of the applicable premises. The terms of such obligations vary. Generally, a maximum obligation is not explicitly stated. Because the obligated amounts associated with these types of agreements often are not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these obligations on its consolidated balance sheets as of October 31, 2003 and 2002.

      The Company has a contingent liability of $19,625 related to the Dividend Rights Plan (see Note 11). To the extent the options are in the money and the employees are vested, the Company is required to pay option holders the difference between $290 per option and the amount they already received.

      Contractual obligations associated with construction in progress were not material to the Company’s consolidated financial position as of October 31, 2003. The Company has surety bonds aggregating approximately $6,357 at October 31, 2003.

      The Company, through its wholly owned subsidiaries, is a 1% general partner in certain limited partnerships whose principal assets are undeveloped commercial and residential real estate parcels (see Note 6). The financial position and results of operations of these limited partnerships are not consolidated with the Company. The Company’s general partner interest, which is not significant in relation to the Company, is accounted for using the equity method of accounting. Pursuant to the terms of the partnership agreements, the Company, as the managing general partner, is obligated to fund the current and future operations of the partnerships. During 2003, 2002 and 2001, approximately $48, $53 and $315, respectively, were contributed to the partnerships in exchange for Class A limited partner interests. In 2002 and 2001, the Company received a return of Class A limited partner capital distribution of approximately $1,508 and $508, respectively, from two of the partnerships. The Company did not receive such a return in 2003. These

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

contributions were recorded as increases, and the capital distributions were recorded as reductions of the Company’s investment in the partnerships in the accompanying consolidated financial statements.

13.	Real Estate Transactions

      During fiscal 2002 and 2001, Desert Resorts sold 5 and 25 homes for approximately $3,342 and $18,049, respectively. In June 2002, Desert Resorts sold a parcel of undeveloped land for $21,464 and generated operating income of $13,147. In July 2001, Desert Resorts sold for cash a parcel of undeveloped land for $8,172 (net of $1,400, which was deferred pending satisfaction of certain contingencies). The contingencies were satisfied during 2002, and the previously deferred revenue was recognized.

14.	Related Party Transactions

      Effective April 1, 1998, Desert Resorts entered into a management agreement with an unconsolidated affiliate, KSL Land II Corporation (“Land II”), whereby Land II will provide development services for the entitlement, subdivision, construction, marketing and sale of approximately 98 single-family detached units on approximately 11 acres of real estate currently owned by Desert Resorts. The development site is adjacent to the Desert Resorts’ La Quinta Resort & Club. The contractor and project management fees for these services are calculated as 6.0% of the project sales revenues, as defined. Also, Land II is to be paid a marketing fee by Desert Resorts in an amount equal to 2.75% of the project sales revenues. Such marketing fee will be used by Land II primarily to pay marketing, sales and promotional expenses to third parties. In fiscal 2002 and 2001, Desert Resorts paid $104 and $1,161, respectively, for project management fees and $99 and $532, respectively, for marketing fees. The project was completed in 2002, and accordingly, no fees were paid during 2003.

      The Company entered into construction management agreements with an unconsolidated affiliate, KSL Land Corp. (“Land Corp.”), whereby Land Corp. will provide construction management services for certain construction projects. Land Corp. is to be paid a management fee by the Company for these services in an amount equal to 5.0% to 6.5% of the total gross contracted amount of the project. In fiscal 2003, 2002 and 2001, the Company paid $3,377, $1,884 and $645, respectively, for project management fees to Land Corp.

      The Company incurred management and other service costs of approximately $500, $500 and $551 to an affiliate of a stockholder during fiscal years 2003, 2002 and 2001, respectively.

      The Company has a revolving note receivable from KSL Land and its subsidiaries, which provides for advances of up to $35,000 as of October 31, 2003. Note receivable of $1,930 and $14,288 was outstanding as of October 31, 2003 and 2002, respectively. The Company recorded interest income of $598, $1,060 and $1,792 in 2003, 2002 and 2001, respectively, related to this note receivable. The unsecured revolving note receivable bears interest of LIBOR plus 2.50% and is payable at maturity in October 2005.

15.	Acquisitions

      On December 22, 2000, the Company, through a wholly owned subsidiary, acquired certain assets and assumed certain liabilities comprising the Arizona Biltmore Resort & Spa (the “Property”), located in Phoenix, Arizona. The purchase price of the Property was $335,000 (excluding transaction costs of approximately $1,500 and a working capital purchase price adjustment of approximately $8,300). The Company financed the acquisition with cash and debt issued under its Amended and Restated Credit Agreement. As part of the purchase consideration, the Company assumed a mortgage of $59,423, secured by the Property. The acquisition was accounted for using the purchase method of accounting resulting in goodwill

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

of $27,200. Accordingly, the operating results of the Biltmore have been included in the Company’s consolidated financial statements since acquisition.

      On November 16, 2001, the Company, through a wholly owned subsidiary, acquired certain assets and assumed certain liabilities comprising the La Costa Resort and Spa, located in Carlsbad, California. The purchase price of La Costa was $120,000 (excluding transaction costs of approximately $4,600, membership liabilities of $7,100 and a positive working capital purchase price adjustment of $8,500). The acquisition was completed to further the Company’s strategy of acquiring unique and irreplaceable resorts that would benefit significantly from the Company’s operating strategy and was accounted for using the purchase method of accounting. Accordingly, the operating results of La Costa have been included in the Company’s consolidated financial statements since acquisition. The Company financed the acquisition with existing cash and debt issued under its Amended and Restated Credit Agreement. Subsequent to October 31, 2003, the Company sold substantially all the assets and liabilities of La Costa (see Note 19).

      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of La Costa:

Current assets	$3,507
Property, plant and equipment	98,054
Intangible assets	32,909
Other assets	861

Total assets acquired	135,331

Current liabilities	(11,363)
Membership liabilities and obligations under capital leases	(7,955)

Total liabilities assumed	(19,318)

Net assets acquired	$116,013

      The acquired intangible assets consisted of trade name of $17,192, management contract of $14,321 and club membership programs of $1,296 and are being amortized using the straight-line method over their useful life of 15 years.

      The Company’s unaudited pro forma consolidated results of operations for the years ended October 31, 2003 and 2002, which assume the La Costa transaction occurred as of November 1, 2001, are not significantly different from the Company’s historical consolidated results of operations given the acquisition date of La Costa.

16.	Stock Awards and Incentive Plans

      Restricted Shares and Deferred Cash Bonus Plan — During fiscal 2002, the Company’s Board of Directors approved the award of up to 7,143 restricted common shares of the Company (the “Restricted Shares”) and appointed a committee (the “Stock Committee”) to direct the issuance of the Restricted Shares to certain senior managers of the Company, its subsidiaries and affiliates (the “Affiliate Companies”) in exchange for services to the Company and such entities. Subsequently, the Stock Committee granted 7,030 Restricted Shares to certain senior managers of the Company and the Affiliate Companies (the “Restricted Stock Grantees”). The 7,030 Restricted Shares were issued effective August 1, 2002 and fully vest on January 1, 2005 (or sooner upon change of control of the Company), pursuant to the terms and conditions of restricted stock agreements entered into between each of the Restricted Stock Grantees and the Company

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

(collectively, the “Restricted Stock Agreements”). During fiscal 2003, the remaining 113 Restricted Shares were issued pursuant to the Restricted Stock Agreements.

      The Restricted Stock Agreements provide that the Restricted Stock Grantees have the right to require the Company to purchase up to 50% of their Restricted Shares, when they fully vest, at the fair market value of the Company’s common stock as of that date. The Restricted Stock Agreements further provide that, if a Restricted Stock Grantee leaves the employ of the Company or Affiliate Company prior to the restricted shares vesting for any reason other than involuntary discharge by the Company or Affiliate Company without cause, such Restricted Stock Grantee will forfeit all of the Restricted Shares held by such Grantee and receive no payment thereon. The Restricted Stock Agreements further provide that, commencing January 1, 2005, the Company has the right to repurchase all of the Restricted Shares owned by a Restricted Stock Grantee for a stated price if (a) the Restricted Stock Grantee’s employment is involuntarily terminated with cause, (b) the Restricted Stock Grantee terminates his or her employment other than by reason of death, disability or retirement on or after the age of 65, or (c) the Restricted Stock Grantee effects a transfer of Restricted Shares other than as permitted under the terms and conditions of the Restricted Stock Agreements.

      In addition, the Company’s Board of Directors approved a deferred cash bonus plan authorizing the payment of up to $2,500 to certain employees of the Company. This plan authorizes the payment of specified amounts to each grantee who remains employed with the Company on January 1, 2005.

      Compensation expense related to the restricted stock awards plan, which is subject to variable accounting, and the deferred cash bonus plan are recorded over the related vesting periods based on the fair value of the underlying awards. Included in the payroll and benefits in the accompanying consolidated statements of operations is compensation expense of $5,500 and $2,124 for the years ended October 31, 2003 and 2002, respectively, related to such awards.

      Stock Options — The Company has a Stock Purchase and Option Plan (the “KSL Plan”), which provides for the issuance of up to 125,908 shares of common stock and common stock options of the Company to certain officers and key employees. The number of shares of common stock for this plan was increased to 135,501 during 2002. The Board of Directors determines the terms of each award and, unless terminated sooner, the KSL Plan will expire on June 30, 2005. As of October 31, 2003, 135,359 shares of the Company’s common stock have been granted or purchased under the KSL Plan. The options allow optionees (the “Management Stockholder”) to acquire shares of common stock at fair value on the date of grant and generally vest within three to five years from the date of grant (or sooner upon change of control of the Company).

      If an optionee exercises options under his or her stock option agreement, he or she is required to enter into a Common Stock Purchase Agreement with the Company. Each Common Stock Purchase Agreement provides the Management Stockholder with the right to require the Company to repurchase all of the Management Stockholder’s shares and pay the Management Stockholder a stated price for cancellation of options based on certain circumstances and events, such as death, permanent disability and/or retirement. Each Common Stock Purchase Agreement also provides the Company with the right to repurchase all of the Management Stockholder’s shares upon the occurrence of certain events. The repurchase price of the KSL Plan shares under the Common Stock Purchase Agreement depends upon the nature of the event that triggers the repurchase and whether such repurchase occurs at the election of the Management Stockholder or the Company. Generally, if the repurchase is at the Management Stockholder’s election, the repurchase price per share will be the book value per share (as defined in the Common Stock Purchase Agreement) of stock or, if the stock is publicly traded, the market value per share of stock. Generally, if the repurchase is at the Company’s election, the repurchase price per share will be the lesser of (a) the book value per share (as

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

defined in the Common Stock Purchase Agreement) of stock (or if the stock is publicly traded, the market value per share) and (b) exercise price per share.

      The following table summarizes the Company’s option transactions (weighted-average option fair value and exercise price are in whole dollars):

		Weighted-
		Average
		Option
	Number of	Exercise
	Options	Price

Outstanding at October 31, 2000 (47,407 options exercisable at a weighted-average exercise price of $500)	108,564	$1,184
Repurchased	(142)	500
Granted (weighted-average fair value of $464)	3,432	1,800
Canceled	(8,003)	1,764

Outstanding at October 31, 2001 (71,254 options exercisable at a weighted-average exercise price of $882)	103,851	1,150
Granted (weighted-average fair value of $487)	24,680	1,890
Canceled	(4,325)	1,688

Outstanding at October 31, 2002 (83,212 options exercisable at a weighted-average exercise price of $1,007)	124,206	1,279
Granted (weighted-average fair value of $416)	11,981	1,890
Canceled	(828)	1,492

Outstanding at October 31, 2003	135,359	1,332

      At October 31, 2003, options to purchase 95,914 shares of the Company’s common stock were exercisable, and options to purchase 142 shares were available for grant under the KSL Plan.

      The following table summarizes the KSL Plan stock options at October 31, 2003:

	Options Outstanding			Options Exercisable

		Average	Weighted-		Weighted-
	Number	Remaining	Average	Number	Average
Range of	Outstanding at	Contractual	Exercise	Exercisable at	Exercise
Exercise Prices	October 31, 2003	Life (Years)	Price	October 31, 2003	Price

$ 500	49,267	1.4	$500	49,267	$500
$1,250	7,827	5.0	$1,250	6,518	$1,250
$1,800	34,125	6.1	$1,800	33,282	$1,800
$1,890	36,179	8.0	$1,890		$1,890
$2,000	7,961	5.0	$2,000	6,847	$2,000

$500 - $2,000	135,359		$1,332	95,914	$1,109

17.	Employee Benefit Plan

      The Company maintains a defined contribution plan for eligible employees under the provisions of the Employee Retirement Income Security Act of 1974. Participants may contribute up to 15% of their pretax annual compensation, subject to certain federal limitations. Contributions by the Company are at the

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

discretion of the Board of Directors. No discretionary contributions have been made by the Company during fiscal 2003, 2002 or 2001.

18.	Discontinued Operations and Assets Held For Sale

      As described in Note 1, the Company sold certain of its assets, net of related liabilities, comprising certain of its separate operating businesses during the year ended October 31, 2003. Accordingly, in accordance with SFAS No. 144, the assets and related liabilities have been classified as held for sale and the operating results of these businesses have been classified as discontinued operations. The consolidated financial statements for the years ended October 31, 2002 and 2001 have also been restated to classify the assets and related liabilities of these businesses as held for sale and the related operating results as a separate component in the consolidated statements of operations under the heading “discontinued operations.”

      Pending Sale of La Costa and Impairment of Assets Held for Sale — During September 2003, the Company’s Board of Directors approved a plan to sell substantially all the assets and liabilities of La Costa to an entity affiliated with certain stockholders of the Company for a total consideration of approximately $73,000 (see Note 19). The sale price was based on the fair value of La Costa, determined after negotiation between the two parties and review of a third-party appraisal. The buyer also received a fairness opinion regarding the transaction from an investment bank. As of October 31, 2003, the net assets of La Costa have been written down to their fair value, which was lower than the historical carrying value. The write-down of these assets resulted in a pretax impairment charge of $19,000 recorded against La Costa’s intangible assets and is included in losses from discontinued operations in the accompanying consolidated statement of operations.

      Sale of Grand Traverse — On March 31, 2003, the Company’s Board of Directors completed the sale of the assets and related liabilities of Grand Traverse to an unaffiliated third party for a total consideration of $66,380. The transaction resulted in a pretax gain on sale of $28,514.

      Sale of clubessential — During November 2002, the Company completed the sale of substantially all assets and liabilities of clubessential to unaffiliated third parties for total consideration of approximately $1,187. The transaction did not result in a material loss.

      The following table presents summary balance sheet information for the La Costa, Grand Traverse and clubessential net assets held for sale at October 31:

	2003	2002

Current assets	$12,626	$16,213
Property and equipment and other assets	140,501	177,546

Total assets	153,127	193,759

Current liabilities	13,534	14,147
Long-term debt and other long-term liabilities	71,287	65,053

Total liabilities	84,821	79,200

Net assets held for sale	$68,306	$114,559

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Years Ended October 31, 2003, 2002 and 2001
(Dollars in thousands, except per share/option data)

      Key operating results from the discontinued operations of La Costa, Grand Traverse and clubessential were as follows for the years ended October 31:

	2003	2002	2001

Revenues	$45,331	$77,747	$34,496
Operating expenses	54,847	80,708	41,093
Impairment of assets held for sale	19,000
Losses before income taxes and minority interests	(38,668)	(8,086)	(11,820)
Net losses from discontinued operations	(23,819)	(6,077)	(6,336)

19.	Subsequent Events

      During November 2003, the Company completed the sale of substantially all assets and liabilities of La Costa to an affiliated entity for a total consideration of approximately $73,000, which approximated their carrying value after recognition of an impairment loss (see Note 18). The transaction did not result in a material loss.

      On September 17, 2003, the Company’s Board of Directors approved the engagement of an investment bank to market the Company and its assets. On February 12, 2004, the Company entered into an agreement for the sale of 100% of its outstanding common stock for approximately $1,366,000, excluding transaction costs, working capital adjustments and the assumption of the Company’s debt.

KSL RECREATION CORPORATION

KSL RECREATION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)

January 31,
2004

(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$70,626
Restricted cash	49,649
Trade receivables, net	30,301
Inventories	8,971
Current portion of notes receivable	6,849
Prepaid expenses and other current assets	14,959
Income tax receivable	13,733
Deferred income taxes	9,442

Total current assets	204,530
Property and equipment, net	893,764
Notes receivable from affiliates	944
Notes receivable, less current portion	6,093
Restricted cash, less current portion	6,449
Goodwill	120,125
Intangible assets, net	154,338
Other assets, net	7,581

$1,393,824

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$14,719
Accrued liabilities	40,831
Current portion of obligations under capital leases	1,705
Customer and other deposits	34,675
Deferred income and other	7,589

Total current liabilities	99,519
Long-term debt	794,000
Obligations under capital leases, less current portion	38,612
Other liabilities	8,249
Member deposits	192,057
Deferred income taxes	39,647
Commitments and contingencies (Note 6)
Stockholders’ equity:
Common stock, $.01 par value, 700,000 shares authorized, 549,142 shares issued and outstanding	5
Additional paid-in capital	217,485
Retained earnings	7,692
Accumulated other comprehensive loss, net of tax	(3,442)

Total stockholders’ equity	221,740

$1,393,824

See accompanying notes to condensed consolidated financial statements.

KSL RECREATION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME (Unaudited)

	For the Three Months
	Ended January 31,

	2004	2003

	(In thousands)
Revenues	$124,305	$118,491
Expenses:
Payroll and benefits	46,453	43,617
Other expenses	41,578	39,669
Depreciation and amortization	15,284	14,907

Total operating expenses	103,315	98,193

Income from operations	20,990	20,298
Other income (expense):
Interest income	343	463
Interest expense	(11,202)	(12,606)
Other expense	(41)	(43)

Other expense, net	(10,900)	(12,186)

Income before income taxes	10,090	8,112
Income tax expense	4,036	3,124

Net income from continuing operations	6,054	4,988
Discontinued operations:
Losses from discontinued operations, net of tax benefit	—	(4,432)
Gain on sale of net assets of discontinued operations to a related party, net of tax expense	1,638	—

	1,638	(4,432)

Net income	$7,692	$556
Comprehensive income:
Net income	$7,692	$556
Change in fair value of derivative instruments, net of tax	36	527

Comprehensive income	$7,728	$1,083

See accompanying notes to condensed consolidated financial statements.

KSL RECREATION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	For the Three Months
	Ended January 31,

	2004	2003

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,692	$556
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,284	17,486
Amortization of debt issuance costs	2,026	1,299
Deferred tax expense	5,128	(3,134)
Provision for losses on trade and notes receivables	18	130
Gain on sale of assets	(28)	(23)
Gain on sale of subsidiary	(2,730)	—
Stock based compensation	3,622	2,936
Changes in operating assets and liabilities, net of effects from dispositions:
Trade receivables	(7,632)	(3,195)
Inventories	(87)	(681)
Prepaid expenses and other assets	(3,300)	2,870
Accounts payable	2,146	560
Accrued liabilities	(27,920)	(7,737)
Deferred income, customer and other deposits	10,868	6,759
Other liabilities	35	(738)

Net cash provided by operating activities	5,122	17,088
CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from sale of net assets held for sale	75,932	—
Purchases of property and equipment	(3,926)	(18,862)
Notes receivable from affiliates — net	986	(3,192)
(Decrease) increase in restricted cash	(726)	4,017
Proceeds from sale of fixed assets	—	26

Net cash provided by (used in) investing activities	72,266	(18,011)
CASH FLOWS FROM FINANCING ACTIVITIES:
Revolving line of credit borrowings	—	6,000
Revolving line of credit payments	—	(9,250)
Proceeds from borrowings under notes payable	—	1,243
Principal payments on long-term debt and obligations under capital leases	(76)	(1,154)
Member deposits and collections on member notes receivable	8,326	8,327
Membership refunds	(2,490)	(3,200)
Dividend payments	(159,251)	—

Net cash (used in) provided by financing activities	(153,491)	1,966

CASH USED BY DISCONTINUED OPERATIONS	—	1,505

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(76,103)	2,548
CASH AND CASH EQUIVALENTS, beginning of period	146,729	67,084

CASH AND CASH EQUIVALENTS, end of period	$70,626	$69,632

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid (net of amounts capitalized)	$8,990	$17,260

Income taxes paid	$1	$569

See accompanying notes to condensed consolidated financial statements.

KSL RECREATION CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(In thousands, except per share data)

Note 1.	Organization and Accounting Policies

      KSL Recreation Corporation (the “Company”) was incorporated on May 19, 1993 under the laws of the State of Delaware. The Company and entities in which it holds ownership interests are involved in the ownership and management of resorts, golf courses, private clubs, spas and activities related thereto.

      As of January 31, 2004, the Company has six principal wholly owned investments: (1) KSL Desert Resorts, Inc. (“Desert Resorts”), a Delaware corporation; (2) KSL Grand Wailea Resort, Inc. (“Grand Wailea”), a Delaware corporation; (3) KSL Arizona Biltmore, Inc. (“The Biltmore”), a Delaware corporation; (4) KSL Florida Holdings, Inc. (“Doral”), a Delaware corporation; (5) KSL Claremont Resort, Inc. (“The Claremont”), a Delaware corporation; and (6) KSL Georgia Holdings, Inc. (“Lake Lanier”), a Delaware corporation. Desert Resorts owns and operates the PGA WEST golf courses, the La Quinta Resort & Club and related activities in La Quinta, California. Grand Wailea owns and operates the Grand Wailea Resort Hotel & Spa in Maui, Hawaii. The Biltmore owns and operates the Arizona Biltmore Resort and Spa and related activities in Phoenix, Arizona. Doral owns and operates the Doral Golf Resort and Spa in Miami, Florida. The Claremont owns and operates The Claremont Resort & Spa and related activities in the Berkeley Hills area near San Francisco, California. Lake Lanier leases and manages a resort recreation area known as Lake Lanier, outside of Atlanta, Georgia. In March 2003, the Company, through its wholly owned subsidiary KSL Grand Traverse Resort, Inc. (“Grand Traverse”), completed the sale of substantially all assets and liabilities of Grand Traverse, which owned a resort and related activities outside of Traverse City, Michigan. In November 2003, the Company, through its wholly owned subsidiary KSL La Costa Corporation (“La Costa”), completed the sale of substantially all assets and liabilities of La Costa, which owned and operated the La Costa Resort and Spa and related activities in Carlsbad, California (See note 5).

      The unaudited interim condensed consolidated financial statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America and do not include all of the information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, these condensed consolidated financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company’s consolidated financial position, results of operations and cash flows. These unaudited interim condensed consolidated financial statements should be read in conjunction with the other disclosures contained in the KSL Recreation Corporation audited consolidated financial statements as of October 31, 2003 and 2002 and for each of the three years in the period ended October 31, 2003 and notes thereto contained in that report. Operating results for interim periods are not necessarily indicative of results that may be expected for the entire fiscal year.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

      Adoption of Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and Discontinued Operations — The Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective November 1, 2002. In connection with the sale of Grand Traverse and La Costa, the operating results of these businesses have been classified as discontinued operations. The condensed consolidated financial statements for the three months ended January 31, 2003 have also been restated to classify the assets and related liabilities of these businesses as held for sale and the related operating results as discontinued operations.

KSL RECREATION CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

(In thousands, except per share data)

      Accounting for Derivative Instruments and Hedging Activities — The Company follows SFAS 133, Accounting for Derivative Instruments and Hedging Activities, in accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. SFAS 133 also requires that the Company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

      The Company uses derivatives instruments, such as interest rate swaps and caps, to manage exposures to interest rate risks in accordance with its risk management policy. The Company’s objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures. The Company does not use derivative financial instruments for trading purposes. When applicable and in accordance with its risk management policy, the Company uses the short cut or matched terms method assuming no ineffectiveness to account for its hedging instruments in accordance with SFAS No. 133.

      Stock-Based Compensation — The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under APB Opinion No. 25, no compensation expense is recognized because the exercise price of the Company’s employee stock options equals the market price of the underlying stock at the date of the grant. In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, and is effective immediately upon issuance. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation as well as amending the disclosure requirements of SFAS No. 123 to require interim and annual disclosures about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company follows the requirements of APB Opinion No. 25 and the disclosure-only provision of SFAS No. 123, as amended by SFAS No. 148. Had compensation cost for the Company’s stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, the Company’s net income (loss) for the three months ended January 31, 2004 and 2003 would have been as follows:

	2004	2003

Net income, as reported	$7,692	$556
Less total expense determined under fair value accounting for all awards — net of tax	(712)	(1,155)

Pro forma net income (loss)	$6,980	$(599)

      The fair value of the options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: no dividend yield, volatility of zero, average risk-free interest rate of 3%, assumed forfeiture rate of 0% and an expected life of 9 years.

      Recent Accounting Pronouncements — In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect

KSL RECREATION CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

(In thousands, except per share data)

Guarantees of Indebtedness of Others, an interpretation SFAS Nos. 5, 57 and 107, and rescission of FIN 34, Disclosure of Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted such interpretation on November 1, 2002 with no material impact to the condensed consolidated financial statements.

      In January 2003, the FASB issued FIN 46®, Consolidation of Variable Interest Entities — an interpretation of ARB No. 51, and revised in December 2003. FIN 46® requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company does not expect that the adoption of FIN 46® will have a material impact on its condensed consolidated financial position, results of operations or cash flows, as the Company has no interests in variable interest entities.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity, as amended by various FASB staff positions posted in October and November 2003, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is generally effective at the beginning of the first interim period beginning after June 15, 2003, except for certain financial instruments of nonpublic entities that mandatorily redeemable on fixed dates for amounts that either are fixed or are determined by reference to an external index, which are subject to the provision of this statement for the first fiscal period beginning after December 15, 2004. SFAS No. 150 was deferred indefinitely for all other mandatorily redeemable financial instruments of nonpublic entities. The Company does not believe that the adoption of SFAS No. 150 will have a significant impact on its condensed consolidated financial position, results of operations or cash flows.

      Reclassification — Certain reclassifications have been made to the 2003 condensed consolidated financial statements to conform to the 2004 presentation.

Note 2.	Goodwill and Other Intangible Assets

      In June 2001, the FASB issued SFAS No. 141 and SFAS No. 142. SFAS No. 141 requires that all business combinations be accounted for using the purchase method and provides new criteria for recording intangible assets separately from goodwill. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and other intangible assets that have indefinite useful lives are not amortized into results of operations but, instead, will be tested at least annually for impairment and written down when impaired. The Company adopted the provisions of each statement effective November 1, 2001. Upon adoption, the Company ceased amortizing goodwill against its results of operations. In addition, the Company reassessed the useful lives of its other intangible assets and determined that such other intangible assets are deemed to have a definite useful life because their related future cash flows are closely associated with the operations, level of future maintenance expenditures and the useful lives of the individual resort to which they relate.

KSL RECREATION CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

(In thousands, except per share data)

      The gross carrying amount and accumulated amortization of the Company’s other intangible assets as of January 31, 2004 are as follows:

Intangible Asset (Weighted-	Gross Carrying	Accumulated	Net Book
Average Amortization Period)	Amount	Amortization	Value

	(In thousands)
Trade names (23 years)	$91,432	$13,814	$77,618
Management contracts (20 years)	26,872	5,464	21,408
Golf rights (25 years)	25,775	3,179	22,596
Membership contracts (15 years)	13,136	4,333	8,803
Debt issuance costs (2 years)	16,207	6,068	10,139
Lease agreements (25 years)	15,712	1,938	13,774

Total	$189,134	$34,796	$154,338

      Amortization expense recorded on the intangible assets, excluding debt issuance costs, for the three months ended January 31, 2004 and 2003 was approximately $1,800 and $2,400, respectively. As a result of adoption of SFAS 142, there were no changes to amortizable lives or amortization methods. The estimated amortization expense for the Company’s other intangible assets for each of the five succeeding fiscal years is as follows:

For the Year Ending October 31,	(In thousands)

2004	$15,336
2005	11,295
2006	7,253
2007	7,253
2008	7,253

Note 3.	Long-term Debt and Restricted Cash

      On May 7, 2003, the Company secured a commercial mortgage loan (the “CMBS Mortgage Loan”) in the amount of $794,000 from various financial institutions (the “CMBS Mortgage Refinancing”). The CMBS Mortgage Loan, secured by the majority of the Company’s resort assets, was funded in May 2003 and matures on May 12, 2005 with three 12-month extensions available at the Company’s option. Interest on the CMBS Mortgage Loan ranges from LIBOR plus 0.55% to LIBOR plus 2.85% (2.88% at January 31, 2004). Proceeds from the CMBS Mortgage Loan were used for the (1) redemption of the Company’s $125,000 senior subordinated redeemable notes at a premium of $4,271, (2) payment of approximately $594,000 toward the outstanding balance of the $275,000 Grand Wailea mortgage loan, term loans and revolving credit line under the Company’s credit facility, and (3) prepayment of the mortgage note secured by The Biltmore of $68,065, including a prepayment penalty of $12,668. In addition, the Company wrote off approximately $8,068 in debt issuance costs associated with the extinguished debt and capitalized approximately $16,167 in new debt issuance costs incurred in connection with securing the CMBS Mortgage Loan. The debt issuance costs are being amortized over two years. The assets of, and the Company’s interests in, Grand Wailea, Desert Resorts, The Claremont, Doral and The Biltmore have been pledged to collateralize the CMBS Mortgage Loan.

      In addition, the Company entered into a new credit facility with a financial institution providing for a revolving credit line of up to $85,000, maturing on May 7, 2005 with two 12-month extensions available at the Company’s option. As of January 31, 2004, no amounts were outstanding on the revolving credit line. The Company has standby letters of credit of approximately $11,500 primarily in connection with the Company’s self-insurance programs.

KSL RECREATION CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

(In thousands, except per share data)

      The terms of the CMBS Mortgage Loan and the new credit facility contain certain financial covenants, provide that any distributions of profits must satisfy certain terms and must be approved by the lenders, require the Company to maintain specified financial ratios, and, in some instances, govern investments, capital expenditures, asset dispositions and borrowings. In addition, mandatory prepayments are required under certain circumstances, including the sale of assets. The Company pays a commitment fee at a rate that currently is equal to 0.5% per annum on the undrawn portion of the commitments with respect to the new credit facility. The Company was in compliance with the required financial covenants of the CMBS Mortgage Loan and new credit facility at January 31, 2004.

      In connection with the CMBS Mortgage Refinancing, the Company entered into an interest rate cap agreement with a third party whereby LIBOR incurred by the Company on its CMBS Mortgage Loan would not exceed 7.00%. The fair market value of the agreement, which expires in May 2005, is insignificant.

      Pursuant to a cash management agreement underlying the CMBS Mortgage Loan and the Grand Wailea mortgage loan, the Company is required to establish certain cash accounts for real estate taxes, insurance, debt service, capital expenditures, working capital and operating expenses. Accordingly, the cash generated from operations of the underlying secured properties was deposited into these accounts, which were maintained by a third-party servicer, and used to fund and replenish the required balances. Disbursements by the third-party servicer from these accounts are made pursuant to the terms of the agreement, which include disbursements for management fees and excess cash (as defined), which would be paid to the Company. As of January 31, 2004, the aggregate balance of these accounts is approximately $31,653, and is included in restricted cash in the accompanying condensed consolidated balance sheet.

      All outstanding long-term debt borrowings as of January 31, 2004 are due in the year ending October 31, 2005. However, the CMBS Mortgage Loan has three 12-month extensions available at the Company’s option.

      The Company is a party to various interest rate swap agreements to hedge the effects of changes in interest rates on its variable rate debt. The swap agreements are designated as cash flow hedges as defined by SFAS No. 133. The Company does not use derivative financial instruments for trading purposes. As required by SFAS No. 133, the swaps are recorded at their fair value on the accompanying condensed consolidated balance sheet, with the change in the swap’s carrying value, net of tax, being reflected in OCI. One agreement has a notional principal amount of $175,000 and matured in February 2004. The swap involved the exchange of the variable interest rate of 3-month LIBOR (receive) with a fixed LIBOR of 4.95% (pay). This swap is designated as a cash flow hedge as defined by SFAS No. 133 and, accordingly, is recorded at its fair value (liability of $477 at January 31, 2004) on the accompanying condensed consolidated balance sheet. The fair value of the swap at inception was $0, and its change in fair value from inception to January 31, 2004 is reflected, net of tax, in accumulated other comprehensive loss.

      An additional swap agreement has a notional principal amount of $100,000 and matured in February 2003. The swap involves the exchange of the variable rate interest of 3-month LIBOR (receive) with a fixed LIBOR interest rate of 4.95% (pay). If the 3-month LIBOR is 6.25% or higher at any time during the agreement, the agreement is automatically terminated. However, the swap does not qualify for hedge accounting under SFAS 133. The change in fair value is recorded in interest expense the accompanying condensed consolidated statement of income.

      In March 2003, the Company entered into additional interest rate swap agreements. One agreement has a notional principal amount of $170,000 and matures in March 2006. The swap involves the exchange of the variable interest rate of 1-month LIBOR (receive) with a fixed LIBOR of 2.55% (pay). An additional forward swap agreement has a notional principal amount of $175,000, is effective beginning February 2004 upon the termination of the original $175,000 swaps noted above, and matures in March 2006. This swap involves the exchange of the variable rate interest of 1-month LIBOR (receive) with a fixed LIBOR of 3.26%

KSL RECREATION CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

(In thousands, except per share data)

(pay). These swaps are designated as cash flow hedges as defined by SFAS No. 133 and, accordingly, are recorded at their fair value (liability of $5,286 at January 31, 2004) on the accompanying condensed consolidated balance sheet. The fair value of these swaps at inception was $0, and their change in fair value from inception to January 31, 2004 is reflected, net of tax, in accumulated other comprehensive loss.

      The counterparties to all of the Company’s interest swap agreements are major financial institutions. The purpose of these swaps is to manage the Company’s interest rate exposure on its variable rate borrowings. The amounts to be received or paid pursuant to these agreements are accrued and recognized through an adjustment to interest expense in the accompanying condensed consolidated statements of income over the life of the agreements. During the three months ended January 31, 2004 and 2003, the Company made net payments related to these swap agreements totaling approximately $2,300 and $2,200, respectively. These amounts were recorded as increases to interest expense. Estimated net derivative losses of approximately $3,200, included in accumulated other comprehensive loss as of January 31, 2004, are expected to be reclassified into earnings, assuming no changes in relevant interest rates, as interest is paid, during the 12 months ending January 31, 2005.

Note 4.	Segment Information

      Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision-maker is its Chief Executive Officer.

      The Company’s operations are concentrated into the Resort segment. The Resort segment provides service-based recreation through resorts, spas, golf courses, private clubs and activities related thereto. For financial reporting purposes, individual properties included in the Resort segment have been aggregated because of their common economic and operating characteristics.

      Components of the Company’s resort segment revenues for the three months ended January 31, 2004 and 2003 are as follows:

	2004	2003

Rooms	$46,587	$46,915
Food and beverage	32,818	30,565
Golf fees	6,922	7,433
Dues and fees	7,196	6,907
Merchandise	5,756	5,346
Spa	7,157	6,613
Other	17,869	14,712

Total revenue	124,305	118,491

Note 5.	Discontinued Operations and Assets Held for Sale

      As described in Note 1, the Company sold certain of its assets, net of related liabilities, comprising separate operating businesses during the three months ended January 31, 2004 and the year ended October 31, 2003. Accordingly, in accordance with SFAS No. 144, the assets and related liabilities have been classified as held for sale and the operating results of these businesses have been classified as discontinued operations as of and for the three months ended January 31, 2004. The condensed consolidated financial statements for the three months ended January 31, 2003 have also been restated to classify the operating results of these

KSL RECREATION CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

(In thousands, except per share data)

businesses as a separate component in the condensed consolidated statements of income under the heading “discontinued operations”.

      Sale of La Costa — Effective November 1, 2003, the Company completed the sale of substantially all assets and liabilities of La Costa and undeveloped land in Encinitas, California, to an affiliated entity for a total consideration of approximately $82,000, excluding transaction costs and working capital adjustments, which resulted in a net after-tax gain on sale of $1,638 during the three months ended January 31, 2004. The sale price was based on the fair value of La Costa and the Encinitas land, determined after negotiation between the two parties and review of a third-party appraisal. The buyer also received a fairness opinion regarding the La Costa transaction from an investment bank.

      Sale of Grand Traverse — On March 31, 2003, the Company’s Board of Directors completed the sale of the assets and related liabilities of Grand Traverse to an unaffiliated third party for a total consideration of $66,380. The transaction resulted in a pretax gain on sale of $28,514.

      Sale of clubessential — During November 2002, the Company completed the sale of substantially all assets and liabilities of clubessential to unaffiliated third parties for total consideration of approximately $1,187, excluding transaction costs. The transaction did not result in a material loss.

      The following table presents summary balance sheet information for the La Costa and clubessential net assets sold during the three months ended January 31, 2004 and 2003, respectively:

	2004	2003

Current assets	$12,626	$619
Property and equipment and other assets	146,471	1,889

Total assets	159,097	2,508

Current liabilities	$13,534	$478
Long-term debt and other long-term liabilities	71,287	961

Total liabilities	84,821	1,439

Net assets sold	$74,276	$1,069

      Key operating results from the discontinued operations of La Costa, Grand Traverse and clubessential were as follows for the three months ended January 31, 2003:

Revenues	$11,005
Operating expenses	15,675
Losses before income tax benefit	(7,036)
Net losses from discontinued operations	(4,432)

Note 6.	Commitments and Contingencies

      The Company is a party to various litigation matters which are incidental to its business. Although the results of the litigation cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse affect on the Company’s condensed consolidated financial statements.

      The Company from time to time enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. These contracts primarily relate to: (i) certain agreements with the Company’s officers, directors and employees under which the Company may be required to indemnify such persons for liabilities arising out of their employment relationship, (ii) certain purchase agreements under which the Company may have to indemnify the Company’s customers from any claim,

KSL RECREATION CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

(In thousands, except per share data)

liability or loss arising out of any actual or alleged injury or damages suffered in connection with the use of the Company’s premises, and (iii) certain real estate leases, under which the Company may be required to indemnify property owners for liabilities and other claims arising from the Company’s use of the applicable premises. The terms of such obligations vary. Generally, a maximum obligation is not explicitly stated. Because the obligated amounts associated with these types of agreements often are not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these obligations, and accordingly, the Company has valued these obligations at $0 on its condensed consolidated balance sheet as of January 31, 2004.

      Contractual obligations associated with construction in progress were not material to the Company’s condensed consolidated financial position as of January 31, 2004. The Company has surety bonds aggregating approximately $6,400 at January 31, 2004.

Note 7.	Related Party Transactions

      The Company entered into construction management agreements with an unconsolidated affiliate, KSL Land Corp. (“Land Corp.”), whereby Land Corp. will provide construction management services for certain construction projects. Land Corp. is to be paid a management fee by the Company for these services in an amount equal to 5.0% to 6.5% of the total gross contracted amount of the project. During the three months ended January 31, 2004 and 2003, the Company paid $56 and $390, respectively, for project management fees to Land Corp.

      The Company incurred management and other service costs of approximately $125 to an affiliate of a stockholder during each of the three months ended January 31, 2004 and 2003.

      The Company has a revolving note receivable from KSL Land and its subsidiaries, which provides for advances of up to $35,000 as of January 31, 2004. Note receivable of $944 was outstanding as of January 31, 2004. The Company recorded interest income of $15 and $196 during the three months ended January 31, 2004 and 2003, respectively, related to this note receivable. The unsecured revolving note receivable bears interest of LIBOR plus 2.50% and is payable at maturity in October 2005.

Note 8.	Subsequent Events

      On March 31, 2004, the Company’s Board of Directors declared a special cash dividend and cash dividend equivalent rights of approximately $66,390 ($95.97 per share/option) payable to all common stockholders and holders of options to purchase the Company’s common stock. Such dividends and dividend rights were paid on April 2, 2004.

      On April 2, 2004, the shareholders of the Company completed the sale of 100% of the Company’s outstanding common stock for approximately $1,366,000, excluding transaction costs, working capital adjustments and the assumption of the Company’s debt.

* * * * *

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

      The estimated expenses in connection with our common stock offering are as follows:

Securities and Exchange Commission Registration Fee	$107,094
NASD Filing Fees	$30,500
NYSE Listing Fee	$250,000
Legal Fees and Expenses	$1,500,000
Accounting Fees and Expenses	$500,000
Blue Sky Fees and Expenses	$0
Printing and Engraving Expenses	$1,000,000
Transfer Agent and Registrar Fees	$400,000
Miscellaneous	$100,000

Total	$3,887,594

      All amounts except the Securities and Exchange Commission and NASD registration fees are estimated.

Item 15.	Indemnification of Directors and Officers.

      Maryland law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty,

•	the director or officer actually received an improper personal benefit in money, property or services, or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

      A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

      In addition, Maryland law permits us to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

      Our charter obligates us, to the maximum extent permitted by Maryland law, to indemnify (a) any present or former director or officer or (b) any individual who, while a director or officer and, at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, against any claim or liability arising from that status and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our charter also permits us to indemnify and advance expenses to any individual who served our predecessor in any of the capacities described above and any employee or agent of us or our predecessor.

      We have entered into indemnification agreements with each of our officers and directors. The indemnification agreements require, among other things, that we indemnify our officers and directors to the fullest extent permitted by law, and advance to the officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. In accordance with these agreements, we must indemnify and advance all expenses reasonably incurred by officers and directors seeking to enforce their rights under the indemnification agreements. We also must cover officers and directors under our directors’ and officers’ liability insurance. Although these indemnification agreements offer substantially the same scope of coverage afforded by the indemnification provisions in the articles of incorporation, it provides greater assurance to directors and officers that indemnification will be available because these contracts cannot be modified unilaterally by the board of directors or by the stockholders.

      It is the position of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

Item 16.	Exhibits

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.*
2.1	Agreement and Plan of Merger among, CNL Hospitality Properties, Inc., CNL Hospitality Corp. and its stockholders and the First Amendment thereto.*
3.1	Articles of Amendment and Restatement of CNL Hospitality Properties, Inc. dated July 21, 2003 (Previously filed as Exhibit 3.18 to the Registrant’s Registration Statement on Form S-11 (Registration No. 333-107279) filed July 23, 2003 and incorporated herein by reference.)
3.2	CNL American Realty Fund, Inc. Bylaws (Previously filed as Exhibit 3.3 to the Registrant’s Registration Statement on Form S-11 filed August 12, 1996 and incorporated herein by reference.)
3.3	Amendment No. 1 to the Bylaws of CNL Hospitality Properties, Inc. (Previously filed as Exhibit 3.7 to Post-Effective Amendment No. Two to the Registrant’s Registration Statement on Form S-11 filed October 23, 2000 and incorporated herein by reference.)
3.4	Amendment No. 2 to the Bylaws of CNL Hospitality Properties, Inc. (Previously filed as Exhibit 3.8 to Post-Effective Amendment No. Six to the Registrant’s Registration Statement on Form S-11 filed June 11, 2001 and incorporated herein by reference.)
3.5	Amendment No. 3 to the Bylaws of CNL Hospitality Properties, Inc. (Previously filed as Exhibit 3.9 to Post-Effective Amendment No. One to the Registrant’s Registration Statement on Form S-11 (Registration No. 333-67124) filed June 26, 2002 and incorporated herein by reference.)
3.6	Form of Articles of Amendement and Restatement of CNL Hospitality Properties, Inc. (to be adopted following stockholder approval).*
3.7	Form of Amended and Restated Bylaws of CNL Hospitality Properties, Inc. (to be adopted).*
4.1	Form of Amended and Restated Reinvestment Plan (Included as Appendix A to the Registrant’s Registration Statement on Form S-3 (Registration No. 333-116699) filed June 21, 2004 and incorporated herein by reference.)
5.1	Opinion of Venable LLP regarding the legality of the offered securities.*
8.1	Opinion of Greenberg Traurig, LLP regarding certain tax matters.*

Exhibit
Number	Description

10.9	Indemnification Agreement between CNL Hospitality Properties, Inc. and Lawrence A. Dustin dated February 24, 1999. Each of the following directors and/or officers has signed a substantially similar agreement as follows: James M. Seneff, Jr. and Robert A. Bourne, dated July 9, 1997; C. Brian Strickland dated October 31, 1998; John A. Griswold dated January 7, 1999; Charles E. Adams and Craig M. McAllaster dated February 10, 1999; Thomas J. Hutchison III dated May 16, 2000; and Robert E. Parsons, Jr. dated November 3, 2003. (Previously filed as Exhibit 10.2 to the Registrant’s Form 10-Q filed May 17, 1999 and incorporated herein by reference.)
10.10	Agreement of Limited Partnership of CNL Hospitality Partners, LP (Previously filed as Exhibit 10.10 to Post-Effective Amendment No. Five to the Registrant’s Registration Statement on Form S-11 filed September 23, 1998 and incorporated herein by reference.)
10.83	CNL Hospitality Properties, Inc. 2004 Omnibus Long-Term Incentive Plan.*
10.84	Registration Rights Agreement among CNL Hospitality Properties, Inc. and certain of CNL Hospitality Corp.’s stockholders.*
10.85	Employment Agreement with Thomas J. Hutchison, III*
10.86	Employment Agreement with John A. Griswold*
10.87	Employment Agreement with C. Brian Strickland*
10.88	Employment Agreement with Barry A. N. Bloom*
10.89	Employment Agreement with Paul H. Williams*
10.90	Form of Amended and Restated Agreement of Limited Partnership of CNL Hospitality Partners, LP*
23.1	Consent of PricewaterhouseCoopers LLP (CNL Hospitality Corp.)*
23.2	Consent of PricewaterhouseCoopers LLP (RFS Hotel Investors, Inc.)*
23.3	Consent of PricewaterhouseCoopers LLP (CNL Hospitality Properties, Inc., Desert Ridge Resort Partners, LLC and WB Resort Partners and Subsidiaries)*
23.4	Consent of PricewaterhouseCoopers LLP (Crystal City Courtyard by Marriott, Baltimore-Washington Airport Marriott and Capital Hilton)*
23.5	Consent of Greenberg Traurig, LLP (included in Exhibit 8.1).*
23.6	Consent of Deloitte & Touche LLP*
23.7	Consent of KPMG LLP*
23.8	Consent of James Douglas Holladay**
23.9	Consent of Jack F. Kemp**
23.10	Consent of Dianna Morgan**
23.11	Consent of Venable, LLP (included in Exhibit 5.1)*
24.1	Powers of Attorney**

*	Filed herewith.

**	Previously filed.

Item 17.	Undertakings.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been, settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

      For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on July 19, 2004.

CNL HOSPITALITY PROPERTIES, INC.

By:	/s/ THOMAS J. HUTCHISON III

Thomas J. Hutchison III
Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* James M. Seneff, Jr.	Chairman of the Board	July 19, 2004

* Robert A. Bourne	Vice Chairman of the Board	July 19, 2004

* Charles E. Adams	Director	July 19, 2004

* Lawrence A. Dustin	Director	July 19, 2004

* Craig M. McAllaster	Director	July 19, 2004

* Robert E. Parsons, Jr.	Director	July 19, 2004

* signed by C. Brian Strickland as attorney-in-fact

/s/ THOMAS J. HUTCHISON, III Thomas J. Hutchison, III	Chief Executive Officer (principal executive officer)	July 19, 2004

/s/ C. BRIAN STRICKLAND C. Brian Strickland	Executive Vice President, Chief Financial Officer and Corporate Secretary (principal financial officer)	July 19, 2004

/s/ MARK E. PATTEN Mark E. Patten	Senior Vice President and Chief Accounting Officer	July 19, 2004